Table of Contents

Glossary	8
Report Development	9
I. Who We Are	10
About Grupo Cibest	10
Our Strategy	11
Our Shareholders	12
Boards of Directors	15
Senior Management	16
Dialogue with Our Stakeholders	16
Recognitions	17
II. Our Purpose	17
III. We Grow by Creating Value	20
Economic Context and Outlook 2026	20
Colombia	20
El Salvador	21
Guatemala	22
Panama	23
Consolidated Results	24
Trends, events, or uncertainties that may materially impact the issuer’s operations, its financial position, or changes in its financial position, as well as the assumptions used to prepare these analyses:	28
Proposed Distribution of Profits	29
Material changes in relation to the issuer’s liquidity and solvency position	30
Seasonality in Deposits	37
Capital Investments and Divestments	38
Tax Policy	38
Equity Performance	39
Commitment to Our Investors	42
Our ESG Commitment	43
Sustainable Finance	43
Responsible Investment	44
Sustainable Funding	44
Eco-Efficiency	45
Our Corporate Governance Matters	62
Advancement of the Corporate Structure	62
Our Shareholders	63
Shareholders’ Meetings held during 2025	66
Our Board of Directors	72
Our Senior Management	81

Glossary

ADR: American Depositary Receipt, or securities listed on the New York Stock Exchange. One ADR represents four preferred shares of Grupo Cibest S.A.
Senior Management: President and the Vice Presidents who report directly to the President of Grupo Cibest S.A.
ESG: Environmental, social, and governance.
ESRA: Environmental and Social Risk Analysis, an assessment of the potential environmental and/or social impact of a project.
BAM: Banco Agromercantil de Guatemala S.A.
Bancoagrícola: Banco Agrícola S.A.
Bancolombia: Bancolombia S.A.
Bre-B: Colombia’s interoperable immediate payments system, administered by the Colombian Central Bank.
BVC: Colombian Stock Exchange.
CDT: Fixed-term deposit.
COLCAP: Benchmark equity market index of the Colombian Stock Exchange.
COP: Colombian pesos.
DIAN: National Tax and Customs Directorate, Colombia’s tax authority.
DJSI: Dow Jones Sustainability Index.
DTF: The average interest rate paid by financial institutions on 90-day deposits.
Bancolombia Group: Refers to the business group formed by Bancolombia and its subsidiaries on a consolidated basis, which as of 2025 is Grupo Cibest Consolidado.
Grupo Cibest S.A.: Refers to the parent company of Bancolombia and the other companies that are part of Grupo Cibest. Corresponds to Grupo Cibest on an individual basis.
Grupo Cibest, or Grupo Cibest Consolidado: Refers to the business group composed of Grupo Cibest S.A. and its subsidiaries on a consolidated basis.
IFC: International Finance Corporation.
CPI: Consumer Price Index certified by the National Administrative Department of Statistics (DANE).
AML/ATF: Anti-Money Laundering and Anti-Terrorism Financing.

Nequi: A financial platform that supports users in their daily lives with financial and third-party non-financial services. As a 100% digital solution, it complements its offering with functionalities that go beyond savings and money management.
NYSE: New York Stock Exchange.
Fiscal Rule: Regulation in Colombia that establishes limits on government spending to maintain the sustainability of public finances.
SARLAFT: System for the Administration of Money Laundering and Terrorism Financing Risk.
SASB: Sustainability Accounting Standards Board, accounting standards for disclosing sustainability information relevant to investors.
SFC: Financial Superintendency of Colombia.
CLMMW: Current Legal Monthly Minimum Wage.
TCFD: Task Force on Climate-related Financial Disclosures, a framework that guides companies in disclosing risks and opportunities associated with climate change.
TRM: Market Representative Exchange Rate, the price of the dollar in the Colombian market, which fluctuates daily.
USD: United States dollars.
UVR: Real Value Units, an indicator linked to inflation used to calculate the cost of certain mortgage loans.
UVT: A unit used to determine various tax obligations, with a value expressed in Colombian pesos.
Wenia: Grupo Cibest’s digital asset ecosystem, enabling individuals and companies to save in digital dollars, invest in volatile cryptocurrencies, and transfer value.
Wompi: Grupo Cibest’s payments platform that supports businesses and entrepreneurs by simplifying the digital management of their money.

Report Development

In this report, we present the most relevant aspects of our management during 2025, outlining the main achievements aligned with our strategy and the goals that remain to be accomplished.
In the final section, we present the GRI (Global Reporting Initiative) Content Index, as well as indicators in the economic, environmental, and social areas applicable to the preparation of a sustainability report. Additionally, we include a chapter that complies with Notice 031 of 2021 issued by the Financial Superintendency of Colombia, through which we disclose our Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) reports.

This document has been prepared in accordance with the Core option of the GRI Standards. We will continue working under this methodology to deliver a report on our management that is increasingly aligned with our various stakeholder groups.
This report was verified by an independent third party that reviewed the alignment of the content with the Global Reporting Initiative Sustainability Reporting Standards (GRI Standards). In addition, we include a chapter that complies with Notice 031 of 2021 issued by the Financial Superintendency of Colombia, through which we disclose our TCFD reports. As part of our progress in information assurance, a portion of the Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) indicators was externally verified.
We also demonstrate our commitment to sustainability by presenting the work carried out to contribute to the achievement of the Sustainable Development Goals (SDGs) and the commitments of the Paris Agreement.
I.Who We Are

About Grupo Cibest

We are the result of a strategic evolution that enables us to look toward the future with a more modern, efficient structure, prepared to lead financial development in Latin America.
Our role as the parent company of Bancolombia and the other companies that were part of what was formerly known as Bancolombia Group began on May 16, 2025, with the purpose of articulating a diverse ecosystem of financial and complementary businesses focused on the customer, with an active presence in Latin America.
Our creation responds to a deep corporate transformation, approved by Bancolombia’s shareholders, which allowed us to separate the bank’s operational functions from the holding’s strategic responsibilities. We operate under a flexible corporate structure that enables strategic capital allocation, allowing us to assess each business independently, optimize its management, and facilitate its regional growth.
We were established with a lean and efficient structure, without altering the brands, products, or services that our customers recognize. Today, Grupo Cibest S.A. is the parent company of entities such as Bancolombia, Nequi, Wompi, Renting Colombia, Wenia, Bancoagrícola, BAM, and Banistmo*, among others. Together, we serve 32.7 million customers and have nearly 34,000 employees across the region.
Our common and preferred shares are listed on the Colombian Stock Exchange (BVC) under the symbols CIBEST and PFCIBEST, and our ADRs are traded on the New York Stock Exchange under the symbol CIB.
Our name, Cibest, reflects this evolution: “CIB” refers to the symbol under which Bancolombia has been listed on the New York Stock Exchange for nearly 30 years, while “Best” represents our commitment to being better every day.

We build trust and transform realities under the purpose of promoting sustainable development to achieve well-being for all.
*On December 18, 2025, Grupo Cibest announced that it entered into a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo.

Our Strategy

In 2025, we consolidated a major milestone: the creation of Grupo Cibest S.A. as the parent company of Bancolombia and the other companies that were part of what was formerly known as Bancolombia Group—a new structure that strengthens corporate governance, expands strategic flexibility, and enhances growth across the countries and businesses where we operate.
Our work is guided by a higher purpose: to promote sustainable development in order to achieve well-being for all. This purpose guides our decisions and reflects our commitment to generating economic, social, and environmental value for the various stakeholders with whom we build the future.
Grupo Cibest operates in the Latin American financial services sector, supporting millions of individuals, entrepreneurs, businesses, and corporations. Our regional presence enables us to understand diverse dynamics and respond to the needs of each country.
What We Do and How We Create Value
Our value proposition is delivered through businesses that evolve with the environment and digitalization:
•Banking intermediation and services, which form the core of our financial activity and enable the connection between savings, investment, and financing to drive economic development.
•Payments and flows, where we enable reliable and agile transactions for our customers.
•Digital assets, with solutions that explore opportunities in the digital economy with security and trust.
•Digital banking, bringing financial services closer through fully digital, inclusive, and simple experiences.
•Corporate & Investment Banking (CIB), supporting companies and corporations in their strategic financing and investment needs.
These activities reflect that our portfolio combines regional scale with local relevance.
Our Vision of Success: Stakeholders at the Center

Grupo Cibest’s vision of success is built around its relationship with three key groups:
•Customers, aiming to be their first choice through superior, simple, secure, and relevant experiences.
•Shareholders, ensuring sustainable growth that translates into value creation and financial strength.
•Talent, fostering an environment where people can develop, find purpose, and build meaningful professional careers.
Grupo Cibest’s corporate strategy integrates purpose, business lines, capabilities, and regional presence into a coherent, long-term-oriented system. Our aspiration is to contribute to the economic and social progress of Latin America by generating sustainable value for customers, employees, investors, communities, and countries.

Our Shareholders

As of December 31, 2025

	Ordinary	Preferred	Total
Suramericana de Inversiones and subsidiaries	46.7%	0.0%	24.9%
ADR Program	0.0%	25.5%	11.9%
Colombian pension funds*	22.2%	22.7%	22.4%
Other international shareholders	18.0%	25.4%	21.4%
Other local shareholders	13.1%	26.4%	19.3%

*Private pension funds

Security Class	Ordinary Shares	Preferred Shares
Trading System	Stock Exchange	Stock Exchange
Stock Exchange	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Shares Outstanding (12/31/2025)	509,103,132	444,111,532
Number of Shareholders	16,845	35,398*
Issued Amount	509,704,584	452,122,416
Placed Amount	509,704,584	452,122,416
*This figure includes shareholders who simultaneously hold ordinary and preferred shares.
Until May 16, 2025, ordinary and preferred shares were listed on the BVC under the issuer Bancolombia, with the ticker symbols BCOLOMBIA and PFBCOLOM. Following the corporate transformation, as of May 19 these shares were registered under the name Grupo Cibest, with the new ticker symbols CIBEST and PFCIBEST, respectively.
Additionally, Grupo Cibest S.A. has a Level III ADR program listed on the NYSE. Each ADR represents four preferred shares.

Share Class	Number of Shares Outstanding	Number of Shareholders Holding the Share Classes	Percentage of Share Capital by Share Class
Ordinary	509,103,132	16,845	53.41%
Preferred	444,111,532	35,398*	46.59%
Total	953,214,664	52,243	100%
*This figure includes shareholders who simultaneously hold ordinary and preferred shares.

The above table does not include treasury shares, which total 8,612,336, between ordinary and preferred shares.

Grupo Cibest Share Buyback
On June 9, 2025, the Shareholders’ Meeting of Grupo Cibest S.A. approved the creation of a reserve for share repurchases and a share buyback program for an amount of up to COP 1.35 trillion, with a term of one year from the issuance of the program’s regulations by the Board of Directors. It also delegated to the Board of Directors the approval of the buyback regulations under which management was authorized to execute the program.
Based on the above, on July 17, 2025, execution of the share buyback program began in Colombia through the trading systems of the Colombian Stock Exchange, via Valores Bancolombia S.A. Comisionista de Bolsa, and in the United States through an Enhanced Open Market Repurchase executed by Morgan Stanley & Co. LLC.
As of December 31, 2025, the results of the program were as follows:

Security	Number of Shares Repurchased
CIBEST (BVC)	601,452
PFCIBEST (BVC)	4,596,152
CIB (NYSE)	3,414,732*
Total	8,612,336
*Corresponds to the equivalent number of preferred shares: ADRs repurchased multiplied by 4.

Boards of Directors

The Board of Directors of Grupo Cibest S.A. seeks to guide the company toward the achievement of its present and future objectives. It provides direction to management by establishing strategy and overseeing its implementation.

**Luis Fernando Restrepo Echavarría**
**Chair of the Board of Directors**
**Non-independent member under Dow Jones standards**

**Ricardo Jaramillo Mejía**
**Vice Chair of the Board of Directors**
**Proprietary member**

**Juan Esteban Toro Valencia**
**Proprietary member**

**Andrés Felipe Mejía Cardona**
**Independent Member**

**Nicolás Zapata Zuluaga**
**Independent Member**

**Silvina Vatnick**
**Independent Member**

**Sylvia Escovar Gómez**
**Independent Member**

Senior Management1
Presidents of Subsidiaries

Dialogue with Our Stakeholders

We implement communication and engagement strategies with our different stakeholders in order to identify how we are generating shared value through the most relevant actions we carry out in economic, social, and environmental matters.
The banking subsidiaries have materiality assessments that can be found on Grupo Cibest’s website.
1 The Senior Management of Grupo Cibest S.A. is also the Senior Management of Bancolombia.

Recognitions

•For the eleventh consecutive year, Bancolombia is the company with the best reputation in Colombia, according to Merco Empresas. It was also recognized as the best company to work for in the country in Merco Talento, and ranked number 1 in Merco ESG.
•Juan Carlos Mora is the business leader with the best reputation, according to Merco Líderes.
•According to the Sustainability Yearbook prepared by S&P Global, Bancolombia remains one of the most sustainable companies in the world.
•Wenia was recognized for "Best Innovation in Business Models" at the Banking Innovation Awards by Quorus-Infosys Finacle.
•Revista Summa recognized BAM as one of the companies with the best corporate reputation in the region and its president, Federico Bolaños, as an outstanding executive in the financial sector in Central America.
•Banistmo was recognized by Revista Summa for its sustainable performance and financial inclusion.
•Banistmo ranked first in the Voluntary Sustainability Index of the Latin American Stock Exchange – Latinex.
•Grupo Cibest was recognized as having the best Private Banking in Colombia in 2025 by the Global Private Banking Awards 2025, from Professional Wealth Management and The Banker.

II.Our Purpose

Our purpose is to promote sustainable development in order to achieve well-being for all.
We bring this to life through our activities in three main areas: strengthening the production network of the countries in which we operate, building sustainable cities and communities, and deepening financial inclusion.
Through our actions in these areas, we seek to generate an impact in the markets where we operate and, in this way, contribute to addressing the major challenges facing the world. For this reason, we align with the global agenda of the United Nations Sustainable Development Goals (SDGs), which aim to ensure well-being, protect the planet, and improve quality of life for its inhabitants.
The financial sector plays a fundamental role in mobilizing resources to achieve these goals. From our strategy as a participant across different areas of the financial business, we have identified seven SDGs in which we can have the greatest influence, understanding that all are interconnected and that impact on one affects the others.

Financial Inclusion
Through our inclusion initiatives, we bring financial services to underserved segments in order to generate financial well-being and improve their quality of life.

We generate knowledge and support strategies so that our customers, employees, and the broader community can make better financial decisions.
We provide educational loans so that more people can access quality education.
Through our Foundation, we grant higher education scholarships to rural youth from vulnerable communities so they can fulfill their aspirations of becoming professionals who transform their territories.

We have a consolidated Diversity, Equity, and Inclusion strategy, through which we work toward gender equity across employees, suppliers, investors, customers, and the broader community.
Strengthening the Production Network

We finance SMEs and entrepreneurs and support their growth so that their productivity and job creation increase and positively impact the economy.
We are committed to agriculture and rural areas through a value proposition that promotes the growth of this key sector of the economy.
We generate quality employment both directly and indirectly through our value chain.

We contribute to the technological transformation of our industries, helping them become more productive and efficient.
We promote sustainable industrialization through our sustainable credit line, which supports companies seeking to increase their positive environmental and social impacts.
We support major infrastructure projects that enable the construction of a better country.

Building Sustainable Cities and Communities

Since 2023, we have incorporated into our purpose the protection of water, from inland areas to the country’s coasts. We do so by supporting our clients’ investments in infrastructure for water-use efficiency in production processes, sanitation, aqueduct infrastructure, sustainable coastal tourism, circular economy models that reduce water pollution, among others.

We support access to housing through innovative solutions that go beyond financing. We promote sustainable mobility through financial and non-financial solutions aligned with market trends.

Climate change is at the center of our strategy; therefore, we have a net-zero emissions strategy and support our clients in reducing their impact through a comprehensive offering of financial and non-financial products.

Through our core business—financial activity—we mobilize resources to promote initiatives and best practices among our clients that generate economic, environmental, and social impact, through which we bring our purpose to life and contribute to the SDGs.
These are Purpose-Driven Businesses, in which we define ambitions across each of our banks in Latin America.
At Grupo Cibest, we have committed to mobilizing at least USD 184 billion by 2030 through everyday financial services that promote the three pillars of our purpose. In 2025, we disbursed a total of USD 21.755 billion through our four banks.

Purpose-Driven Businesses 2025 (figures in USD millions)
	Bancolombia	Bancoagrícola	BAM	Banistmo
We strengthen the competitiveness of the production network	8,347.07	1,115.45	1,248.83	1,447.00
We promote financial inclusion	2,545.95	522.63	41.93	174.00

We build sustainable cities and communities	5,267.56	147.20	722.80	175.00
Total	16,160.58	1,785.28	2,013.56	1,796.00	21,755.42
III.We Grow by Creating Value

Economic Context and Outlook 2026

Colombia
 Recent economic developments have been marked by a gradual process of convergence toward increasingly higher economic growth rates. The Colombian economy recorded an acceleration in 2025, reaching levels close to 2.9%. At the same time, inflation interrupted its disinflationary convergence process and closed at 5.1% in December, very close to the 5.2% recorded a year earlier. As a result, the Colombian Central Bank reduced its policy interest rate only in April 2025, to 9.25%, and kept it unchanged thereafter. Thus, 2025 was characterized by stronger economic activity and persistent challenges in inflation and monetary policy.
 In terms of GDP growth, the economy showed strong signs of resilience, driven by entertainment and recreation, trade, and public administration, sectors that recorded significant expansion. In particular, the momentum observed in household consumption—despite persistently high interest rates—led the growth of several service activities. In this regard, the positive trend in remittance inflows has been one of the main drivers of household spending.
 The public sector was one of the key drivers in 2025, due to the pronounced real growth in public spending. This was reflected in the strong expansion of the public administration sector, which for most of the year recorded higher GDP growth than the private sector. However, public finances continued to face a critical situation due to significant fiscal imbalances and an increase in gross debt that exceeded 60% of GDP. The activation of the Fiscal Rule escape clause led the Government to its highest levels of primary deficit (excluding interest payments), close to 3% of GDP in 2025.
 Inflation, in turn, consolidated as one of the main challenges for the economy. The inflation convergence process was interrupted during the second half of the year, particularly due to the high indexation of the services component, which accounts for around 50% of the total consumption basket. This led the Board of Directors of the Colombian Central Bank to adopt a cautious stance in the rate-cutting cycle, resulting in a reduction of only 25 basis points in the repo rate, to 9.25%.
 Finally, in external terms, the current account deficit widened to 2.3% of GDP, driven by an increase in imports and a normalization of factor income outflows, in line with the rebound in economic growth. However, the growth in current transfers partially offset the widening of the trade deficit. Despite the larger external deficit, the Colombian peso appreciated significantly by year-end, driven by the generalized weakness of the U.S. dollar globally and by high dollar liquidity in the local foreign exchange market due to government foreign exchange operations carried out in the second half of the year.

 Looking ahead, higher economic growth is expected, reaching 3.2% in 2026. At the same time, inflation is projected to accelerate, closing the year at 6.4%. In this context, the 23.7% increase in the minimum wage, the rise in the risk premium, and inflationary inertia through indexation will lead the Colombian Central Bank to begin a tightening cycle in its policy rate during the first half of the year, potentially bringing it up to 11% in 2026.
Regarding economic growth, the acceleration to 3.2% would be supported by a gradual recovery in the manufacturing industry and strong growth in key service sectors such as entertainment, trade, transportation, accommodation, and food services. This would be driven by remittances that are expected to remain at historic highs, sustaining household disposable income at elevated levels. Additionally, fixed investment is expected to begin playing a more significant role.
 Secondly, inflation is expected to accelerate in 2026. The mandated 23.7% increase in the minimum wage raises the risk of higher prices for goods and services, as well as a potential deterioration in the labor market in the medium term. Nearly 60% of the CPI basket is indexed to the minimum wage and past inflation, increasing the likelihood of an inflation rebound to levels above 6% in 2026. In addition, there are risks in the regulated tariff component due to greater reliance on imported gas for domestic consumption and in the electricity generation matrix.
As a result, the Colombian Central Bank’s policy interest rate could rise to 11% within the first six months of the year. Despite short-term inflationary risks, the Central Bank’s Board may contain the de-anchoring of medium-term expectations by adopting a highly contractionary stance. Consequently, the favorable interest rate differential relative to other emerging markets could encourage some foreign investors to bring in U.S. dollar inflows, helping to keep the exchange rate at levels close to COP 3,880 on average during 2026.
El Salvador
Throughout 2025, construction was the sector that most strongly drove economic growth. Accordingly, with more than 120 active infrastructure projects across the country, construction grew at an average annual rate of 26.3% during the first nine months of 2025. This has generated positive effects for other sectors of the economy, such as input manufacturing, transportation, and professional activities. Regarding the latter, job creation in construction and its related activities has fully offset job losses in the public sector. In addition, remittance inflows recorded an annual growth rate of 15.4% year-to-date through November, supporting robust growth in household consumption. As a result, GDP grew by 2.4% in 1Q25, 4.1% in 2Q25, and accelerated to 5.1% in 3Q25.
 With respect to prices, during the last four months of the year the deflationary trend— which had already lasted five months—reversed. Consequently, consumer inflation closed 2025 at 0.9%, driven by higher prices in food, as well as in restaurants and hotels, and housing and utilities.
On the trade front, goods exports were less affected by U.S. tariff policy than anticipated in the early months of the year. As of November, they accumulated annual growth of 3.7%. In addition, the government reached an agreement with the United States under which the 10% tariff would be removed on certain exports from the country, such as goods covered by CAFTA-DR and others that “are not produced in sufficient quantities within the United States.”

According to statements from the reviews of the country’s agreement with the IMF, the Salvadoran administration has taken steps in the right direction to improve its institutional framework and consolidate fiscal accounts. In this regard, the country’s international reserves increased by 29% during the year. In addition, we expect that the fiscal deficit was reduced to 3% of GDP in 2025, compared to 3.3% of GDP in 2024.
For 2026, we expect that the effect of a high statistical base in 2025 will result in a slight slowdown in economic growth to 2.5%. We note that the bias remains to the upside, as long as construction continues to drive job creation, household consumption, and spillover effects to other sectors of the economy. However, uncertainty remains regarding U.S. tariff policy and its effects on other economies with which El Salvador trades, as well as the potential exhaustion of the stock of assets that migrants in the United States can liquidate and send to the country as remittances.
Regarding inflation, we expect it to converge this year toward levels closer to 1.2%. This would be possible because the dollarization of the economy and structurally higher interest rates—not only in the United States but also in much of the advanced economies—would continue to place a ceiling on the pace of price increases.
On the fiscal front, we maintain an optimistic outlook regarding the achievement of fiscal consolidation objectives and the strengthening of the country’s external position. In this regard, the fiscal deficit would decrease from 3% to 2.4% of GDP in 2026. This consolidation would be accompanied by a reduction in current spending and a gradual increase in the tax burden to 21.7% of GDP by 2027, as set out in the Executive’s Budget Policy.
Guatemala
Economic activity in Guatemala remained among the most dynamic in the region during the first three quarters of 2025, with growth of 4.1% in the first nine months of the year. The strong inflow of remittances, which ended the year with growth of 18.7%, largely supported household consumption and, consequently, the expansion of commercial activities. In addition, construction, accommodation, and financial activities showed favorable growth, in line with ongoing infrastructure projects, the tourism boom in the country, and higher revenues for banking institutions.
With respect to prices, inflation as of December has now remained below the Banco de Guatemala’s target of 4% for 24 months, and below the lower bound of the central bank’s tolerance range (3%) for 16 months. Despite upward pressures in prices for education, restaurants and hotels, healthcare, and food, deflation observed in communications and low inflation in other categories such as clothing, utilities, and transportation kept overall inflation contained.
In response, Banco de Guatemala reduced its monetary policy rate three times, bringing it to 3.75% at year-end. Although short-term indicators remain in line with the central bank’s estimates, these rate cuts have somewhat diverged from the decisions of the Federal Reserve (the usual benchmark for Guatemala’s monetary policy), in an effort to push inflation toward its target. This is despite the central bank’s view that low inflation should be temporary, due to the dissipation of pressures from previous supply shocks related to certain food items and the international context of low fuel prices.

In the fiscal environment, Guatemala has been characterized by low levels of both deficit and public debt. However, public finances have recently expanded as part of the current government’s strategy to improve infrastructure and increase spending on social programs. In this regard, we estimate that the fiscal deficit closed at 2.6% of GDP in 2025, although we emphasize that this does not imply a deterioration of fiscal accounts, nor of their sustainability.
Finally, the aforementioned remittance inflows have caused the surplus in the secondary income balance to more than offset the deficits observed in the goods, services, and primary income balances. As a result, we estimate that the current account balance stood at 4.2% of GDP during the past year.
For 2026, responsible macroeconomic management and the solid fundamentals of Guatemala’s economy will allow it to maintain growth of 3.5%. As in El Salvador, the U.S. government signed an agreement with Guatemala to remove the 10% tariff on products covered under CAFTA-DR and on certain goods not produced in sufficient quantities within the United States. This will also support continued export growth, as U.S. consumers diversify the sources of their international purchases. Finally, the continued strength expected in domestic demand, despite a possible slowdown in remittance inflows, will sustain commercial and restaurant activities along with tourism.
We expect the fiscal deficit to remain at 2.6% of GDP in 2026, as the government prioritizes social spending and its infrastructure development projects. This will also be influenced by the proximity of the 2027 presidential and legislative elections, as historically governments tend to increase spending in periods leading up to elections.
We anticipate that inflation will resume converging toward its target this year, ending 2026 at 3.2%, slightly above the lower bound of Banco de Guatemala’s tolerance range (3%). To support the convergence of inflation toward its target in the medium term, the Banco de Guatemala is expected to continue its monetary easing process, reducing the policy rate by 50 basis points this year to reach a level of 3.25%.
Panama
During the first quarter of the year, Panama’s economic growth accelerated to 5.2% year-over-year. In anticipation of the tariff measures announced by President Trump since taking office, companies around the world decided to bring forward their orders for inputs and inventories. As a result, the increase in international trade flows benefited the operation of the Panama Canal, leading logistics and transport activities to grow by 25.8% year-over-year during the period and contribute nearly three percentage points to overall growth.
During the following two quarters, this momentum dissipated to some extent, partly due to the implementation of the tariffs announced by President Trump and the disruptions caused by waves of protests across the country. As a result, in the second and third quarters of 2025, the Panamanian economy grew by 3.4% and 3.9% year-over-year, respectively.
The protests mentioned resulted in the loss of a significant portion of the country’s agricultural production, to the extent that the banana company Chiquita Brands was forced to temporarily cease its operations in the country. With the departure of the multinational, around 6,000 people lost their jobs, which would push the unemployment rate up to 8.5% for the whole of 2025, despite the fact that in the final months of the year Chiquita announced a plan to resume its banana production in Panama.
In terms of prices, inflation closed the year at 0.2%, driven downward by oil prices, subsidies on energy tariffs, and price regulation for certain medicines. It is worth noting that reduced government intervention in certain markets, such as food, partly allowed inflation to return to positive territory.
Regarding the external sector, the operation of the Canal, the resumption of copper exports previously stalled at the mine, and the strong performance of non-mining goods exports have supported positive current account balances. We expect this trend to have continued in the final months of 2025, with the current account surplus reaching 1.6% of GDP for the year.
Despite the marked deterioration of the fiscal deficit to levels above 8% of GDP during the first part of the year, the government has maintained its commitment to fiscal consolidation. This has been accompanied by legislation aimed at reducing operating expenditures while maintaining investment spending necessary to advance the government’s infrastructure agenda.
Looking ahead to 2026, fewer disruptions to international trade than initially expected would support the operation of the Panama Canal, allowing economic growth to remain close to 4%. In addition, the potential reopening of the Cobre Panamá mine remains under consideration. Agricultural production is expected to recover from the disruptions caused by protests against the reform of the Social Security Fund, allowing banana and other fruit production to continue supporting goods exports.
Finally, the construction of infrastructure projects such as a railway to the Costa Rica border and a fourth bridge over the Panama Canal will improve efficiency in the country’s supply processes and generate additional jobs for both construction and operation. In this context, we expect the unemployment rate to decline to 7.8% this year.
Regarding the external sector, new public works will increase imports of construction inputs, which may deteriorate the goods trade balance. However, we expect that the operation of the Panama Canal will continue to be sufficient for the surplus in the services trade balance to offset deficits in other components of the current account, resulting in a current account surplus of 0.7% of GDP this year.

Consolidated Results

GRUPO CIBEST
CONSOLIDATED FINANCIAL RESULTS

INCOME STATEMENT AND BALANCE SHEET

(Figures at year-end in millions of pesos)				2025 vs. 2024
	2025	2024	2023	Var $	Var %
Operating Income	43,681,165	43,050,037	48,316,872	631,128	1.47%
Net Operating Income	9,759,305	8,490,248	8,147,526	1,269,057	14.95%
Net Income (Attributable to shareholders)	3,820,634	6,267,744	6,116,936	-2,447,110	-39.04%
Total Assets	379,752,380	372,215,382	342,928,809	7,536,998	2.02%
Loan and Financial Leasing Portfolio, net	243,100,035	263,274,170	237,728,544	-20,174,135	-7.66%
Investments, net	37,628,765	40,499,254	28,671,798	-2,870,489	-7.09%
Total Liabilities	338,756,746	327,631,107	303,879,080	11,125,639	3.40%
Deposits (Checking Accounts, Savings Accounts, and Fixed-Term Deposits)	264,413,956	279,059,401	247,941,180	-14,645,445	-5.25%
Equity	39,754,633	43,542,468	39,049,729	-3,787,835	-8.70%

EFFICIENCY AND PROFITABILITY

	2025	2024	2023
Net Interest Margin	6.13%	6.39%	6.99%
Financial Efficiency	49.41%	48.40%	45.33%
Operating Efficiency	3.76%	3.62%	3.77%
Average Return on Total Assets	1.04%	1.79%	1.78%
Average Return on Equity	9.09%	15.77%	16.14%
Loan Quality (Non-Performing Loans / Gross Loans)	3.57%	4.78%	5.01%
Total Non-Performing Loan Coverage (Provisions / Non-Performing Loans)	134.41%	112.39%	120.04%

Accounting accounts parameterization according to the Board of Directors’ report and press release.

In 2025, we executed a structural transformation with the creation of Grupo Cibest S.A. as the parent company. The adoption of this new corporate structure seeks to improve efficiency in the use of capital, provide flexibility to execute strategic decisions, and ensure the continuous generation of value for all our stakeholders.
At the end of 2025, the sale of Banistmo S.A. was agreed, a decision taken to reallocate capital toward strategic value-generating initiatives. This divestment reduced all line items in the consolidated financial statements.
In accordance with accounting regulations, due to the intention to sell Banistmo, consolidated balances must be reclassified into assets related to investments in subsidiaries held for sale and liabilities related to investments in subsidiaries held for sale, generating reclassifications detailed below.
On the asset side, the main reductions were recorded in: net loan portfolio (COP 27.4 trillion), net investments (COP 6.3 trillion), and cash and cash equivalents (COP 3.5 trillion). On the liability side, the main reductions were recorded in: customer deposits (COP 27.3 trillion), financial obligations (COP 1.8 trillion), debt securities issued (COP 3.4 trillion), and other liabilities (COP 3.5 trillion). In the Statement of Comprehensive Income, Banistmo’s net income (COP 448,956) and the net loss resulting from the sale (COP 3.5 trillion) were reclassified under “net income from discontinued operations.”
Additionally, during 2025, the Colombian peso appreciated by 14.79% against the U.S. dollar, moving from COP 4,409.2 at the end of 2024 to COP 3,757.1 at the end of 2025. This performance affected the year-over-year variations in the consolidated statement of financial position, given our operations in Central America and transactions in Colombia denominated in U.S. dollars (hereinafter USD).
We closed 2025 with assets of COP 379.8 trillion, representing an increase of COP 7.5 trillion (2.0%) compared to 2024. The gross loan portfolio decreased by COP 23.1 trillion (8.3%). By segment, the corporate loan portfolio declined by COP 12.4 trillion (6.9%), the consumer portfolio decreased by COP 3.1 trillion (5.6%), and the mortgage portfolio declined by COP 7.3 trillion (17.6%), mainly due to the deconsolidation of Banistmo. Excluding this effect, the net loan portfolio would have grown by COP 7.3 trillion (2.8%), mainly driven by the corporate segment in Colombia and El Salvador, higher consumer disbursements, and continued growth in housing in Colombia.
The balance of provisions for loans and financial leasing decreased by COP 2.9 trillion (18.1%), closing at COP 13.3 trillion. This reduction was due to lower provisioning, particularly in the corporate and individual segments, and the update of macroeconomic variables, together with the effect of the aforementioned divestment. In this context, the coverage ratio for loans more than 30 days past due stood at 134.4%, improving by 220 basis points (bps) compared to the previous year.

Net investments decreased by COP 2.9 trillion (7.1%), due to the effect of the sale of Banistmo and the appreciation of the peso against the dollar, which were partially offset by an increase of COP 2.8 trillion in debt securities at Bancolombia, as well as increases in net investments of COP 658.07 billion at Bancoagrícola and COP 568.159 billion at Banco Agromercantil (hereinafter BAM).
At the end of 2025, liabilities amounted to COP 338.8 trillion, with a year-over-year increase of COP 11.1 trillion (3.4%). Customer deposits decreased by COP 14.6 trillion (5.2%). Considering the deconsolidation of Banistmo by product, term deposits declined by COP 18.1 trillion (16.5%), checking accounts decreased by COP 5.9 trillion (15.5%), while savings accounts limited their growth to COP 8.5 trillion (6.8%). Excluding this effect, customer deposits would have increased by COP 12.6 trillion (4.5%), mainly driven by growth in savings accounts, which was supported by Bancolombia, Bancoagrícola, and BAM.
Debt securities issued decreased by COP 3.9 trillion (34.3%), ending the period with a balance of COP 7.4 trillion, mainly due to the exit of Banistmo and funding optimization at Bancolombia and Bancoagrícola, with declines due to maturities of COP 837.575 billion and COP 282.548 billion, respectively. Likewise, financial obligations decreased by COP 6.3 trillion (40.4%), primarily at Bancolombia and BAM, by COP 2.9 trillion and COP 312.403 billion, respectively.
Equity attributable to shareholders decreased by COP 3.8 trillion (8.7%), ending the period at COP 39.8 trillion, achieving a share of total assets—or financial leverage—of 10.5%, which decreased by 123 basis points compared to the previous year. Net income for the year of COP 3.8 trillion partially offset the decreases recorded throughout the year, such as the payment of ordinary and extraordinary dividends (COP 4.4 trillion), the appreciation of the peso against the dollar, which had an impact due to the translation of subsidiaries’ financial statements (COP 2.9 trillion), and the share buyback program (COP 430.541 billion).
In a context of declining interest rates in Colombia, net interest income increased by COP 259.644 billion (1.4%), as interest expense decreased by COP 1.6 trillion—more than the reduction in interest income from both the loan portfolio (COP 1.1 trillion) and treasury activities (COP 272.353 billion). This effect is the result of the funding mix adjustment, as part of our liquidity management.
Net fees and commissions increased by COP 453.814 billion (11.6%), mainly driven by fee income, which rose by COP 802.042 billion, largely due to customer transaction activity, reflecting greater use of payment methods, as well as higher income from bancassurance and fiduciary activities. This was partially offset by fee expenses, which increased by COP 348.228 million (10.8%), as a result of payments to card networks due to the higher transaction volumes mentioned.
Net credit risk provisions and impairment expense decreased by COP 565.683 billion (11.3%) during the year, due to lower provisioning in the corporate and individual portfolios, as well as the update of macroeconomic data. This trend is consistent with balance sheet provisions and is reflected in a reduction in the cost of risk for the period by 41 basis points, ending at 1.61% at the close of 2025.
Operating expenses increased by COP 1.2 trillion (9.5%), with labor expenses rising by COP 535.399 billion (10.3%), mainly due to salary adjustments and bonuses tied to improved results. Meanwhile, general expenses increased by COP 670.571 billion (9.0%), with higher impacts in items related to deposit insurance, taxes and fees (excluding income tax), maintenance, repairs, and other expenses.
Net operating income before provisions increased by COP 1.9 trillion (7.3%); when compared with the increase in operating expenses of COP 1.2 trillion (9.5%), this results in a financial efficiency ratio closing at 49.4%, representing a deterioration of 100 basis points compared to the previous year. In the same vein, operational efficiency deteriorated by 14 basis points, closing the period at 3.8%.
Finally, the income tax provision amounted to COP 2.8 trillion, in line with the accounting recognition of the tax obligations for the period.
Net income attributable to shareholders closed at COP 3.8 trillion. The decrease compared to 2024 of COP 2.4 trillion was mainly driven by the recognition of the goodwill impairment recorded in the sale of Banistmo S. A. As a result, return on equity (ROE) ended at 9.1%, decreasing by 667 basis points compared to the previous year. Excluding the effect of the sale of Banistmo, net income from continuing operations closed 2025 at COP 6.9 trillion, representing an increase of COP 837.943 billion (13.7%) compared to the previous year.

Trends, events, or uncertainties that may materially impact the issuer’s operations, its financial position, or changes in its financial position, as well as the assumptions used to prepare these analyses:

In 2025, the Colombian economy faced a challenging environment marked by trade tensions, expectations of low global growth, and geopolitical conflicts, while domestic factors such as inflation and monetary policy showed mixed behavior.
Inflation closed at 5.1%, leading the Colombian Central Bank to maintain the policy rate at 9.25%, thereby moderating consumption dynamics. Despite this, Bancolombia’s Economic Research and Marketing Division (INVECO) estimates that annual GDP growth at the end of 2025 will be 2.9%, exceeding initial projections due to the momentum of private and public consumption, with significant contributions from the agriculture, commerce, transportation, and services sectors, while mining, construction, and manufacturing did not perform adequately.
Meanwhile, unemployment declined to historically low levels close to 7%, albeit with high informality. The Colombian peso appreciated for much of the year, closing 2025 at COP 3,757, supported by macroeconomic stability and oil prices. Externally, the U.S. economy grew by approximately 1.9%, with a cautious monetary policy stance, maintaining pressure on capital flows toward emerging markets.
For 2026, a moderate acceleration in economic growth is expected compared to the previous year, mainly driven by the resilience of household consumption and public spending, in a context of still-elevated interest rates and inflation that remains above the Central Bank’s target range.

However, significant risks persist, particularly those associated with fiscal deterioration, which could affect country risk perception, generate pressure on the exchange rate, and limit macroeconomic stability. In addition, the increase in the minimum wage, above analysts’ consensus expectations, together with price indexation in services, could sustain inflationary pressures throughout the year.
These factors may materially affect the Central Bank’s expectation of gradual disinflation; if not achieved, this would translate into further upward adjustments in the monetary policy rate.
This scenario would imply a higher cost of credit, affecting clients’ repayment capacity, which could negatively impact Grupo Cibest’s earnings. At the same time, the persistence of high rates and the slowdown in consumer and commercial loan portfolios would limit credit growth, in contrast with an expansion of the net interest margin due to the sensitivity of assets to movements in the monetary policy rate.
In summary, 2026 will be characterized by moderate economic recovery, but with significant challenges in fiscal, inflationary, and financial stability matters, requiring prudent strategies to mitigate risks and preserve profitability.

Proposed Distribution of Profits

Material changes in relation to the issuer’s liquidity and solvency position
LIQUIDITY AND FUNDING
Liquid Assets
One of our main guidelines is to maintain a solid liquidity position. The Asset and Liability Management Committee (ALM) has established a minimum level of liquid assets in order to ensure the funding needs of each subsidiary, and, to the extent possible, ensure that it will always have sufficient liquidity to meet its liabilities as they fall due, both under normal and stressed conditions, without incurring significant losses or risking reputational damage.
We seek to maintain an optimal level of liquid assets that allows for proper functioning both under normal conditions and under market stress scenarios. During 2025, we maintained a solid liquidity position, with high levels of liquidity throughout the year.

The following table presents the composition of liquid assets over the last two years:

Liquid Assets (1)	December 31, 2025	December 31, 2024
High-Quality Liquid Assets *
Cash	26,625,173	27,931,834
High-quality liquid securities	25,531,243	24,862,860
Other Liquid Assets
Other securities **	10,142,076	6,823,145
Total Liquid Assets	62,298,492	59,617,839
(1)Cash and those liquid assets accepted as collateral by central banks in Colombia and other jurisdictions for monetary expansion or contraction operations. Liquid assets are adjusted through a haircut. The following are considered liquid assets: cash, repos held for trading, and investments held for trading in shares listed on the Colombian stock exchange, in units of investment funds, or in other tradable debt instruments.
*High-quality liquid assets: cash and shares eligible for repo transactions, as well as those liquid assets accepted by the Central Bank in its monetary expansion and contraction operations described in Paragraph 3.1.1 of External Regulatory Notice DODM-142 of Colombian Central Bank.
**Other securities: securities issued by financial institutions and corporations.
As of December 31, 2025, liquid assets increased by COP 2,681 billion, mainly due to the rise in other securities. This change is the result of higher deposits and excess liquidity, which has been managed through the treasury portfolio with purchases of securities.
Liquid assets are measured daily and this result is compared with a target set by the Risk Committee. Under this rule, daily liquid assets must be equal to or greater than that target. If the limit is not met, there is a five-day period to increase liquidity levels.
Cash is important to ensure the operation of branches and ATMs. Our expansion across the Colombian territory requires significant levels of cash; however, cash levels are monitored daily to minimize opportunity costs. In addition, cash is considered part of the required reserve established by the Central Bank.
The securities comprising liquid assets are reviewed by the ALM Committee in light of the liquidity objective. Although debt securities available for sale and held to maturity cannot be sold, they may be pledged as collateral in repurchase agreements. Some of these are mandatory investments that may be delivered to the Central Bank as collateral.
The Financial Superintendency of Colombia requires financial institutions to maintain liquid assets greater than the contractual cumulative one-month liquidity gap. This contractual gap reflects the maturity of current asset and liability positions and does not reflect projections of future operations. The maturity of the loan portfolio for this purpose is affected by the historical default indicator, and deposit maturities are modeled in accordance with regulation.
We consider the current level of liquidity to be adequate and will seek to maintain a strong deposit base and access to alternative funding sources, such as loans from domestic and international development and commercial banks, repurchase agreements, bond issuances, overnight funds, and central bank funding, taking into account market conditions, interest rates, and the desired maturity profile of liabilities.
Funding Structure
As of December 31, 2025, our liabilities reached COP 338,757 billion, an increase of 3.40% compared to December 31, 2024. Liabilities denominated in COP increased by 10.99%, while liabilities denominated in U.S. dollars decreased by 9.30%. This change is mainly due to the increase in savings accounts denominated in COP, the increase in debt securities outstanding denominated in USD, and a decrease in term deposits denominated in USD. The 9.30% reduction in USD-denominated liabilities is largely offset by the sale of Banistmo; this increase was in turn affected by the appreciation of the USD/COP exchange rate (14.79% in 2025).

	As of December 31,
	2025	2024
	In millions of COP
Total Funding
Denominated in pesos	227,513,866	204,977,765
Denominated in dollars	111,242,880	122,653,342
Total Liabilities	338,756,746	327,631,107

In 2025, our deposits reached a balance of COP 264,414 billion at year-end, a decrease of COP 14,645 billion, or 5.25% compared to 2024. Deposits denominated in COP increased by 10.49%, mainly explained by growth in savings accounts and term deposits; meanwhile, deposits denominated in USD decreased by 34.28% as a result of a reduction in demand deposits, a decrease in term deposits, and the effect of exchange rate fluctuations. Additionally, it is important to note that the decline in USD-denominated deposits also reflects the reclassification of Banistmo’s deposits as liabilities associated with investments in subsidiaries held for sale. The ratio of deposits to total assets was 69.6%, decreasing by 534 basis points compared to 2024.

As of December 31,
2025	2024

In millions of COP
Total Deposits	264,413,956	279,059,401

The following table presents checking accounts, savings accounts, and term deposits as a percentage of our total liabilities for 2025 and 2024:

	2025	2024
Savings deposits	39.3%	38.1%
Fixed-term deposits	27.1%	33.5%
Savings deposits	9.5%	11.7%
Other deposits	2.2%	2.0%
Percentage of Total Liabilities	78.1%	85.3%

Our main sources of funding are deposits, which consist primarily of checking accounts, term deposits, and savings accounts. During 2025, savings accounts and term deposits played a fundamental role in the balance sheet funding structure. In the first half of 2025, the gradual reduction in the Colombian Central Bank’s policy rate, supported by lower inflation, reduced the cost of rate-sensitive funding. Despite the stabilization of the policy rate in the second half of the year, the higher share of low-cost deposits helped sustain a favorable cost of funds throughout the year.
Deposits as a percentage of our total liabilities in 2025 were 78.1%, down from 85.3% of total liabilities at the end of 2024.
The ratio of net loans to deposits (including borrowings from other entities) was 88.80% at the end of 2025, decreasing from 89.32% compared to 2024. This change is mainly explained by the decrease in net loans and advances to customers, which declined from COP 263,274 billion in 2024 to COP 243,100 billion in 2025, a reduction that was smaller compared to the change in deposits (which decreased by COP 20,979 billion, reaching COP 273,770 billion in 2025).

	As of December 31,
	2025	2024
Net Loans / Deposits	88.80%	89.32%

We also finance our operations through borrowings from financial institutions. However, the main source of funding during 2025 was savings accounts and term deposits, as interest rates trended downward during the year. In addition, our term deposits and borrowings from financial institutions are indexed to different market rates/indices such as IBR (a short-term benchmark interest rate of liquidity in the Colombian money market that reflects the rate at which banks are willing to lend or borrow funds), DTF, CPI, and SOFR.
Debt Instruments Outstanding
In 2025, we issued USD 528 million in securities distributed as follows: Bancolombia issued securities for an amount of USD 18 million, Banistmo USD 429.5 million, Bancoagrícola USD 7 million, and Bancolombia Puerto Rico issued USD 42.5 million.
As of December 31, 2025, the total aggregate outstanding principal amount of the bonds issued was COP 10,839 billion.
The following table shows our maturity profile of debt securities outstanding:

	2026	2027	2028	2029	2030	2031 and thereafter	Total
In millions of COP
Issued Obligations	2,573,470	4,045,504	-	360,730	321,266	3,538,453	10,873,423

The following table presents the components of our liabilities for fiscal years 2025 and 2024:

	As of December year-end
	2025	% of total funding	2024	% of total funding
	(In millions of COP, except percentages)
Savings Accounts
Denominated in pesos	108,986,303	32.2%	93,938,152	28.7%
Denominated in dollars	24,142,419	7.1%	30,698,842	9.4%
Total	133,128,722	39.3%	124,636,994	38.1%
Fixed-term deposits
Denominated in pesos	63,874,633	18.9%	60,608,350	18.5%
Denominated in dollars	27,798,534	8.2%	49,152,372	15.0%
Total	91,673,167	27.1%	109,760,722	33.5%
Checking Accounts

Denominated in pesos	20,374,259	6.0%	20,567,300	6.3%
Denominated in dollars	11,751,682	3.5%	17,466,396	5.1%
Total	32,125,941	9.5%	38,033,696	11.4%
Other Deposits
Denominated in pesos	6,719,341	2.0%	5,863,094	1.8%
Denominated in dollars	766,785	0.2%	764,895	0.2%
Total	7,486,126	2.2%	6,627,989	2.0%
Interbank Deposits
Denominated in pesos	30,102	0.0%	0	0.0%
Denominated in dollars	0	0.0%	716,493	0.2%
Total	30,102	0.0%	716,493	0.2%
Derivative Financial Instruments – Liabilities
Denominated in pesos	4,478,163	1.3%	2,642,149	0.8%
Denominated in dollars	36,467	0.0%	37,494	0.0%
Total	4,514,630	1.3%	2,679,643	0.8%
Borrowings from Other Financial Institutions (1)
Denominated in pesos	5,181,708	1.5%	5,055,039	1.5%
Denominated in dollars	4,174,720	3.3%	10,634,493	3.2%
Total	9,356,428	4.8%	15,689,532	4.7%
Issued Obligations
Denominated in pesos	2,171,540	0.6%	2,241,026	0.7%
Denominated in dollars	5,238,153	1.5%	9,034,190	2.8%
Total	7,409,693	2.1%	11,275,216	3.5%
Repurchase Agreements and Other Similar Secured Borrowings
Denominated in pesos	283,792	0.1%	679,878	0.2%
Denominated in dollars	392,255	0.1%	380,594	0.1%
Total	676,047	0.2%	1,060,472	0.3%
Leases
Denominated in pesos	1,153,404	0.4%	1,141,239	0.3%
Denominated in dollars	171,635	0.1%	748,125	0.2%
Total	1,325,039	0.5%	1,889,364	0.5%

Other Liabilities
Denominated in pesos	14,260,621	4.2%	12,241,538	3.7%
Denominated in dollars	36,770,230	10.9%	3,019,448	0.9%
Total	51,030,851	15.1%	15,260,986	4.6%
Total Funding
Denominated in pesos	227,513,866	67.2%	204,977,765	62.6%
Denominated in dollars	111,242,880	32.8%	122,653,342	37.4%
Total Liabilities	338,756,746	100%	327,631,107	100%
(1)     Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows
The following table shows net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
	In millions of COP
Operating activities	12,258,945	435,895	19,153,084
Investing activities	(2,216,093)	(559,196)	(159,689)
Financing activities	(8,246,850)	(9,244,376)	(5,430,672)
Increase (decrease) in cash and cash equivalents	1,796,002	(9,367,677)	13,562,723

Operating Activities
In 2025, operating activities generated a positive net cash flow as a result of an increase of COP 27,999 billion in customer deposits, compared to an increase of COP 18,329 billion in 2024, and COP 31,802 billion in interest received in 2025, versus COP 33,225 billion in 2024. The increase in loans and advances to customers and financial institutions was COP 27,307 billion in 2025, compared to COP 21,622 billion and COP 10,555 billion in 2024 and 2023, respectively. Interest paid resulted in a cash outflow of COP 13,299 billion in 2025, COP 14,982 billion in 2024, and COP 15,978 billion in 2023. The net change in the value of investment securities recognized at fair value through profit or loss was negative COP 3,004 billion in 2025, compared to 2024, when the net change was COP 8,401 billion.

Investing Activities
In 2025, we purchased debt securities at amortized cost for COP 1,967 billion, compared to COP 2,114 billion in 2024 and COP 3,629 billion in 2023. The maturity of debt securities at amortized cost generated cash inflows of COP 1,115 billion in 2025, COP 1,622 billion in 2024, and COP 4,738 billion in 2023.
Investing activities related to debt instruments at fair value through OCI provided net cash of COP 603 billion during 2025 and COP 1,858 billion during 2024; investing activities related to equity securities and interests in associates used net cash of COP 55,937 billion during 2025, while in 2024 it used COP 93,892 billion; and investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 1,748 billion, compared to COP 1,628 billion used during 2024, and COP 2,226 billion in 2023.

Financing Activities
Proceeds from borrowings from other financial institutions provided COP 7,454 billion in 2025, COP 9,416 billion in 2024, and COP 9,855 billion in 2023. The issuance of debt securities provided COP 2,540 billion in 2025, COP 4,155 billion in 2024, and COP 1,781 billion in 2023. Repayments of borrowings used COP 10,808 billion in 2025, compared to COP 10,496 billion used in 2024 and COP 9,921 billion used in 2023; and payments of outstanding debt securities used COP 1,618 billion during 2025, COP 9,276 billion during 2024, and COP 3,928 billion during 2023. Cash was also used to pay dividends to shareholders in the amount of COP 5,196 billion in 2025, while in 2024 and 2023 this amount was COP 3,398 billion and COP 3,298 billion, respectively.
The increase in repurchase agreements provided cash of COP 431 billion in 2025, compared to COP 550 billion used in 2024 and COP 304 billion used in 2023.

Seasonality in Deposits

Historically, we have experienced some seasonality in our demand deposits, with lower liquidity levels during the first months of the year and higher liquidity levels at the end of the year.
This behavior is mainly explained by the increase in liquidity resulting from monetary expansion operations carried out by the Colombian Central Bank and the National Government, injecting liquidity into the market in response to stronger economic activity and high transaction volumes.
During 2025, monetary conditions continued to influence the seasonality of our deposits. In the first half of the year, the Central Bank reduced the policy interest rate in response to declining inflation, which supported adequate liquidity levels, although it did not alter the usual slowdown in deposit growth during that period. In the second half of the year, the rebound in inflation led to a stabilization of the monetary policy interest rate, while credit demand remained moderate and deposits recorded the typical seasonal increase observed at year-end. Overall, these factors, together with the seasonal pattern of deposit behavior, generated excess liquidity throughout the year.

Nevertheless, we consider that seasonality in deposits does not have a significant impact on business operations, as liquidity surpluses or shortages are managed through the treasury portfolio.

Capital Investments and Divestments

In 2025, Grupo Cibest’s investment amounted to COP 786.3 billion, with emphasis on investment in channel development and technology assets (COP 687.7 billion), followed by investment in digital evolution and fixed assets (COP 98.6 billion).
For 2026, Grupo Cibest expects to invest approximately COP 1.066 billion (36% variation compared to 2025), in the evolution and transformation of digital channels, to ensure operational continuity, improve customer experience, and mitigate vulnerabilities and risks in branches and self-service channels.
Likewise, the Group continues to invest in data management, analytics, and artificial intelligence to design personalization strategies aimed at creating unique experiences, increasing customer engagement and loyalty. At the same time, investment in processes and service models for corporate, institutional, and investor clients continues in order to enhance the value proposition for this segment.
Tax Policy

The development of countries largely depends on tax revenues. Therefore, for Grupo Cibest it is essential to have clear tax policies and responsible and sustainable tax management, aligned with government economic strategies and with the objective of generating positive impacts in the regions where it operates.
With a presence in 11 countries and main operations in four of them, the Group complies in a timely manner with its tax obligations and pays taxes in the jurisdictions where it conducts its activities, thus contributing to local economic growth.
The Group promotes fiscal sustainability as an essential factor for community well-being. Accordingly, it maintains fair and timely compliance with its obligations, ensuring that resources reach governments and strengthen national tax systems.
In addition, it continuously evaluates the tax regulations in force in each country to ensure proper compliance.
The following table presents Grupo Cibest’s contribution to public finances in the four countries where it concentrates its operations during fiscal year 2025:

Taxes Recognized by Region
Region	Taxes Recognized*	Share (%)
Colombia	3,972,491	93.7%

El Salvador	237,935	5.6%
Guatemala	21,840	0.5%
Panama	5,632	0.2%
TOTAL	4,237,898	100%
*Figures in COP millions

Equity Performance
The performance of Grupo Cibest S.A.’s common and preferred shares maintained a correlation with the evolution of the COLCAP index, which closed 2025 with an appreciation of 48%.
The common share of Grupo Cibest S.A. recorded an annual variation of +83%, showing appreciation throughout the year, reaching a low of COP 37,000 on January 20 and a high of COP 70,000 on December 5.
The preferred share, in turn, recorded an annual variation of +69%, with a high of COP 61,980 on December 10, up from a low of COP 34,660 during the first days of the year.
Both shares outperformed the general market trend, leading the positive performance of the index.

Price evolution of Cibest Common and Preferred Shares vs. COLCAP

The ADR of Grupo Cibest S.A. showed a strong upward trend in 2025, reaching its highest value in December at USD 65.4, compared to USD 32.3 at the beginning of the year. This represents an annual increase of 102%, outperforming the S&P 500 index, which recorded a 17% appreciation over the same period.

Price Evolution of Cibest ADR vs. S&P

Price Variation of Grupo Cibest, Exchange Rate (TRM), COLCAP, and S&P

Date	ADR	Common	Preferred	TRM	COLCAP	S&P
Dec 31, 2024	31.5	37,600	35,180	4,409	1,380	5,882
Dec 31, 2025	63.6	69,200	59,820	3,757	2,068	6,846
Var %	102%	84%	70%	-15%	50%	16%

General Data – Local Market

Class	Ticker	Listing Date	Shares Outstanding	Market Capitalization*
Common	CIBEST	07-01-1945	509,103,132	35,231,509.61
Preferred	PFCIBEST	07-26-1995	444,111,532	26,646,756.38
*As of December 30, 2025. Figures in COP millions

Ticker	Average Daily Price	High Price	Date of High	Low Price	Date of Low
CIBEST	53,747	70,000	12-05-2025	30,600	01-20-2025
PFCIBEST	47,432	61,980	12-10-2025	34,660	01-20-2025

Operations	Ticker	Number of Trades
Number of trades	CIBEST	72,038
Number of trades	PFCIBEST	188,734
Average daily trades	CIBEST	300
Average daily trades	PFCIBEST	781

Throughout 2025, the trading volume of Grupo Cibest S.A.’s common and preferred shares showed a positive and sustained trend.
Common shares (CIBEST) reached their peaks in March and May, with volumes of COP 259 billion, while preferred shares (PFCIBEST) recorded their highest activity in April, with a peak of COP 819 billion.
In contrast to what occurred in 2024, when the volume of common shares declined significantly after the first quarter, 2025 showed greater stability and resilience: monthly CIBEST volumes remained consistently above COP 130 billion, with an upward trend in the second half of the year, particularly in November, when they reached COP 248 billion.
Preferred shares, for their part, continued to lead in terms of liquidity, with average monthly volumes close to COP 590 billion, exceeding the volume of common shares by more than three times.

Monthly Trading Volume – Grupo Cibest Common and Preferred Shares
Source: BVC Equity Risk Report.

Commitment to Our Investors

We continue to strengthen our positioning and engagement strategy with different capital market communities through active participation in various events, both locally and internationally.
In 2025, we held more than 400 meetings with investors, driven by our participation in 11 international conferences in London, New York, Santiago de Chile, and Miami, complemented by six virtual group meetings.
Recognizing the importance of providing clear information and maintaining closer engagement with individual shareholders, we participated in six virtual events through the eTrading platforms of Valores Bancolombia and Trii, including Issuer Week, Bolsa Millonaria, university visits, and masterclasses.
We also expanded our analyst coverage by adding two investment analysts, reaching a total of 16, with whom we held 41 meetings to update them on quarterly results, the competitive environment, corporate strategy, and future outlook.
Finally, we are proud to report that in 2025 both Grupo Cibest and Bancolombia were recognized by the Colombian Stock Exchange with the IR Recognition, an award that highlights best practices in disclosure and investor relations. For Grupo Cibest, this achievement was particularly significant as it marked its first year in the program, achieving initial inclusion in July and reaffirmation in December.
Additionally, the Market Maker Program for Grupo Cibest’s common and preferred shares was renewed indefinitely, strengthening liquidity and helping to reduce trading volatility, for the benefit of all investors.

Our ESG Commitment

Grupo Cibest

ESG Corporate Model

ESG Pillars
Revelaciones ASG
ESG Governance
ESG Strategy
ESG Management
ESS Metrics and Targets
ESG Information System
Materiality
Assurance
Report
ESG Performance Measurement
International ESG Agenda

At Grupo Cibest, we have a Corporate ESG Model that defines how we integrate Environmental, Social, and Governance principles into our management, aligning with international best practices.
The model operates through four pillars: Governance, Strategy, Management, and ESG Metrics, which enable the definition of policies, implementation of actions, and measurement of results. Through a robust information system, we ensure reliable data for performance measurement, facilitating strategic decision-making.
Regarding ESG disclosures, we prioritize materiality to identify risks and opportunities, ensure the quality of information, and prepare transparent reports for our stakeholders.

Sustainable Finance

At Grupo Cibest, sustainable finance constitutes a strategic and cross-cutting pillar for value creation, through which we operationalize our corporate purpose of promoting sustainable development, strengthening business competitiveness, and contributing to the economic and social progress of the countries where we operate.
From our position as a regional holding company, we promote a long-term vision that integrates financial and non-financial capabilities to support clients and commercial teams in incorporating

ESG criteria into their investment, operational, and growth decisions, recognizing sustainability as a key enabler of resilience, efficiency, and sustainable value creation.

Responsible Investment
At Grupo Cibest, we recognize that integrating Environmental, Social, and Governance (ESG) criteria strengthens long-term value creation, enhances the resilience of our portfolios, and contributes to the well-being of our stakeholders.
We have made progress in the systematic incorporation of ESG variables into our analysis and decision-making processes. This approach allows us to comprehensively assess the risks and opportunities associated with issuers and investment vehicles, considering their economic, environmental, social, and governance performance.
In fulfilling our responsibility as managers of our own and third-party resources, we encourage the companies in which we invest to disclose clear and relevant information about their sustainable management and ESG performance. Likewise, we strengthen our engagement with issuers by participating in initiatives and forums that promote responsible investment in the market and by fostering the adoption of global disclosure standards.
As part of our commitment, we apply negative screens to avoid investments in sectors that pose significant socio-environmental risks, and positive screens that allow us to identify investment opportunities with strong ESG performance. Similarly, we continue to integrate these variables into our traditional analyses, enabling a more comprehensive view of the value and risk of each asset.
We understand that engagement with issuers is key to promoting sustainable improvements. Therefore, we maintain active dialogue focused on material topics such as climate change, biodiversity, labor practices, human rights, ethical business practices, and sound corporate governance. This interaction seeks to encourage companies to incorporate these topics into their corporate strategy and decision-making.
We continue to strengthen an internal culture that promotes ongoing training in sustainability, responsible investment management, and coordination across our business units to ensure that responsible investment principles are effectively and consistently integrated. Through these actions, we reaffirm our commitment to managing investments that generate economic, social, and environmental value, consolidating a sustainable and long-term vision.
Sustainable Funding
At Grupo Cibest, we consistently strengthen a comprehensive sustainable finance strategy aimed at offering solutions that promote economic development in balance with environmental protection and the well-being of communities in the countries where we operate. This vision is reflected in the mobilization of resources toward initiatives that generate measurable positive impacts, both environmental and social.
Through the issuance of green, social, sustainable, and sustainability-linked bonds, the Group seeks to channel capital toward business projects that contribute to the transition to a low-carbon economy, promote efficient resource use, and support the closing of social gaps, such as access to financing for SMEs—particularly those led by women—as well as initiatives related to financial inclusion, access to water, and the strengthening of social infrastructure.
These issuances have also helped position in the capital markets the message that financial returns can go hand in hand with the creation of social and environmental value.
During 2025, Grupo Cibest’s subsidiaries continued to expand the scope of sustainable funding. Notably, Banistmo in Panama issued sustainable bonds for USD 75 million, with BID Invest acting as anchor investor; the proceeds are allocated to financing women-led SMEs and environmentally focused businesses, aligned with the principles of the International Capital Market Association (ICMA) and the Panamanian Sustainable Taxonomy.
Additionally, Bancoagrícola in El Salvador advanced a sustainable bond program of up to USD 200 million, with an initial focus on blue bond issuances aimed at the sustainable management of water resources and the strengthening of economic activities linked to responsible water use.
Together with the Group’s historical issuances (including green, social, and sustainable bonds placed in Colombia and Panama in previous years), these transactions have enabled the financing of renewable energy projects, sustainable construction, circular economy initiatives, social infrastructure, affordable housing, and financial inclusion, as well as reinforcing institutional commitments related to increasing access to credit for underserved populations and reducing financed CO₂ emissions. These issuances have involved both local and international investors, including multilateral institutions such as IFC and BID Invest, as well as key participants in the regional primary market.
In accordance with the ICMA Green, Social, Sustainable, and Sustainability-Linked Bond Principles, Grupo Cibest maintains a framework for monitoring, reporting, and transparency regarding the use of proceeds and the impacts generated.
The status of the Group’s outstanding sustainable issuances, along with the main results achieved during the reporting period, can be found in the management reports of each of its banking subsidiaries.

Eco-Efficiency

This chapter includes the eco-efficiency management implemented in 2025 and describes the results obtained in the operations of Bancolombia, Banistmo, Bancoagrícola, and BAM.
In our direct operations, we use natural resources such as energy, water, among others, which requires conscious management to reduce the impact of our actions and a commitment to defining a consumption reduction strategy consistent with our corporate purpose. To this end, we carry out continuous monitoring aligned with reduction targets.
For the 2010–2020 period, we exceeded the targets we had set, and in order to strengthen our commitment, we challenged ourselves with higher targets by establishing a new baseline in 2019.

This year, in line with the commitments undertaken with the SBTi, a 2021 baseline was established for energy consumption, fuel use, and the carbon footprint (Scope 1, Scope 2, and Scope 3).
During 2025, the targets were met, highlighting the reduction in emissions associated with corporate travel and paper consumption.

Environmental Management System
It describes the framework, structures, principles, and guidelines to plan, organize, execute, monitor, control, and ensure the continuous improvement of our environmental performance, through the prevention, control, and minimization of the environmental impacts of operations in all the territories where we operate, while complying with the applicable environmental regulations.
We continue to focus efforts on identifying opportunities for improvement and strengths in our actions, enabling continuous improvement in the indicators of our core areas: eco-efficiency, Environmental and Social Risk Analysis (ESRA), sustainable business, and climate change strategy.

GRI 301 Materials
Non-renewable materials used:
Not applicable: as this type of material is not quantified.
During 2026, the plastic used in card manufacturing will be quantified in order to be included in this indicator.
Renewable materials used: Paper is the only resource quantified under this section. This paper is used for various administrative and customer service processes in administrative buildings as well as in branches.

Paper is purchased through external suppliers, and calculations are obtained through direct measurements based on the number of reams and sheets consumed monthly.
In 2025, we consumed 658.66 tons of paper, representing an improvement of 10.59% compared to 2024. Compared to the 2019 baseline, this reflects a reduction of 446.74 tons, equivalent to a 40.41% decrease. This reduction is due to the digitization processes we have implemented to reduce paper consumption.

GRI 302 Energy Management

Through our Energy Model, we seek to manage energy consumption efficiently. In 2025, there was an increase of 0.71% compared to 2024. Compared to 2021, there was an increase of 4.46%.
This indicator includes the consumption of Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.

GRI 302-1, GRI 302-3

FUEL
a.Non-renewable source

Year	Diesel or ACPM (MJ)	B8	B10	B2	Gasoline E10 (MJ)	GAS (MJ)	TOTAL NON-RENEWABLE ENERGY (MJ)
2025	2,752,818.07	0	5,728,155.24	942,400.39	2,619,485.76	6,438.73	12,049,298.19

b.Renewable source
No fuel from renewable sources is consumed.
ELECTRIC ENERGY

Year	Self-generated renewable energy (MJ)	Purchased renewable energy (MJ)	Renewable electric energy (MJ)	Non-renewable electric energy (MJ)	TOTAL ELECTRIC ENERGY (MJ)
2025	7,068,900.05	259,163,010.48	35,891,479.89	22,877,956.45	325,001,349.30

Total energy and energy intensity (Renewable + Non-renewable)
Year after year, we seek to reduce energy consumption. The following table presents the changes observed since the base year. For the calculation of energy intensity, we use the number of employees, and in Bancolombia we also include the number of suppliers working on the bank’s premises.

YEAR	TOTAL ENERGY CONSUMPTION (MJ)	YEAR-OVER-YEAR VARIATION (MJ)	YEAR-OVER-YEAR VARIATION (%)	ENERGY/EMPLOYEE (MJ/EMPLOYEE)	YEAR-OVER-YEAR VARIATION (%)
2021	322,661,994.74	-3,893,254.90	-1.2%	5,414.88	-8.16%
2022	329,032,176.76	6,370,182.03	2.0%	5,401.14	-0.25%

2023	329,406,290.03	374,113.27	0.1%	5,605.87	3.79%
2024	334,686,927.80	5,280,637.77	1.6%	6,494.87	15.86%
2025	337,050,647.49	2,363,719.69	-0.71%	583,910	-10.10%

Compliance with energy consumption target

YEAR	TOTAL ENERGY CONSUMPTION (MJ)	2025 target vs. 2021	Achievement of 2025 target vs. 2021
2025	337,050,647.49	-9%	-4.46%

YEAR	TOTAL ELECTRIC ENERGY CONSUMPTION (MJ)
2025	337,050,647.49

Notes:
•For the calculation of energy intensity, total energy consumption (renewable electric energy: purchased, self-generated, and from the grid; and non-renewable energy: fuels from stationary sources) consumed within the organization is considered, along with the number of the bank’s direct employees, plus suppliers who work directly at Bancolombia.
•There is currently no consumption of steam, cooling, or heating.
•Energy is not currently sold.
•For unit conversion, the technical regulation and legal metrology standards of the SIC, UPME, and Gas País are used.
•During 2025, an adjustment was made to the calculation of energy consumption in order to report the actual consumption during the year, as reporting had previously been based on billing dates; therefore, consumption figures changed compared to those presented in previous reports.
•As of this year, fuel consumption from mobile sources has been included.

Energy Efficiency
We continue implementing and researching energy efficiency strategies, based on continuous monitoring of energy consumption in branches and buildings, with the purpose of identifying and addressing deviations that could affect compliance with established targets. In this regard, we have strengthened our strategies at the corporate level, integrating actions implemented across all the countries where we operate.
We have integrated buildings into BMS (Building Management System) platforms to support decision-making and preventive management for energy and water efficiency, consumption control, and indoor comfort for personnel.
Renewable Energy iREC
We remain committed to the goal of purchasing 100% renewable electricity certificates for our operations by 2030. In 2025, 81.74% of our electricity consumption was renewable, contributing to our climate commitments.
Self-generated energy
Non-conventional renewable self-generated energy: we continue exploring implementation projects based on the analysis of our infrastructure.
GRI 302-4
Energy Reduction Projects
Based on the implementation of energy efficiency projects, reductions in electricity consumption have been achieved. Potential savings were calculated theoretically using equipment technical specifications, information provided by suppliers, and reliable bibliographic references. The baseline used corresponded to the scenario prior to the implementation of the measures. As a result, energy savings of 3,327,685.17 MJ/year were estimated.
Bancolombia: In our facilities in Colombia, we continued promoting energy efficiency through the comprehensive optimization of our spaces, including improvements in lighting systems. Although our main actions focused on solar films and air conditioning upgrades, lighting updates complemented our efforts to reduce consumption and operate more efficiently. These improvements strengthen our commitment to more responsible infrastructure aligned with our sustainability objectives.
Bancoagrícola: In our facilities in El Salvador, we implemented a comprehensive lighting modernization program that included replacing thousands of tubes, bulbs, and reflectors with LED technology, complemented by occupancy sensors and programmable timers. These improvements have allowed us to optimize energy use, reduce electricity demand, and extend the useful life of lighting systems. In doing so, we continue to strengthen our operational efficiency and our contribution to emissions reduction.

Banistmo: In Panama, we advanced the transition to more efficient lighting systems by replacing fluorescent fixtures with LED technology in several of our branches and buildings. This change enabled us to improve lighting quality, significantly reduce energy consumption, and ensure proper environmental disposal of retired equipment. These actions reinforce our commitment to cleaner and more sustainable operations.

GRI 303 Water and Effluent Management

We have documented management within the Water Management Model, aimed at using water resources efficiently, with consumption concentrated in the operation of our administrative offices and branches.
Through this model, we define mechanisms aimed at reducing consumption, working jointly with our value chain to achieve rational water use across our facilities.
During 2025, consumption decreased by 1.21% compared to 2024, and relative to 2019, a reduction of 20.30% was achieved.
This indicator includes the consumption of Bancolombia Panamá S.A.
GRI 303-4
With respect to discharges generated by Grupo Cibest at its facilities, these correspond to Domestic Wastewater (DWW), which, according to the country’s regulatory classification, is discharged into sewer systems in compliance with applicable regulations.
GRI 303-5

	2019	2020	2021	2022	2023	2024	2025
MUNICIPAL WATER (ML)	346.64	282.57	263.82	280.58	277.79	284.11	280.39
RAINWATER (ML)	13.18	12.36	17.38	19.55	18.14	15.94	16.41
GROUNDWATER (ML)	29.62	14.32	15.37	13.93	16.65	14.15	13.59
TOTAL WATER (ML)	389.44	309.25	296.57	314.06	312.58	314.19	310.39

	WATER (ML)	2025 target vs. 2019	Achievement of 2025 target vs. 2019
2025	310.39	-13.64%	-20.30%

WATER STRESS
To determine whether any of our sites are located in water-stressed areas, we use the Water Risk Atlas tool, which, based on the location of our facilities, allows us to identify those that fall within these zones. According to this platform, water risk is measured by including all water-related risks, with selected indicators covering the categories of physical quantity, quality, and regulatory and reputational risk. Higher values indicate greater water risk.

According to the table above, areas classified as high or above are considered water-stressed zones. Based on this, we have several branches located in high water-stress areas in Guatemala and Colombia.

BRANCH OFFICE SABANALARGA	
Month	**Consumption (ML)**
January	0.009
February	0.009
March	0.008
April	0.008
May	0.008
June	0.008
July	0.007
August	0.009
September	0.010
October	0.009
November	0.009
December	0.010
Total	**0.104**

The branches located in water-stress areas correspond to those shown on the previous map, and their consumption data are presented below:

Main actions to reduce water consumption
•Monitoring of potable water supply, as well as calibration of flow rates in faucets.
•Rainwater harvesting, which enabled the recycling of 16.4 ML of water in two buildings in Colombia.
•Automatic control of filling for potable water storage tanks.
NOTE:
During 2025, an adjustment was made to the calculation of water consumption in order to report actual consumption during the year, as reporting had previously been based on billing dates. This adjustment was applied retroactively from 2019, which is why consumption data changed compared to those presented in previous reports.

GRI 305 Emissions
Climate change is an increasingly significant challenge. Therefore, Grupo Cibest is committed to defining concrete actions to actively contribute to mitigation and compensation from our direct operations and to advance toward a low-carbon economy.
In 2020, we redefined our science-based target for Scope 1 and Scope 2, aligned with a 1.5°C scenario. This target was defined based on the Science Based Targets initiative (SBTi) methodology.
We calculate our carbon footprint using the methodology proposed by the GHG Protocol under the operational control approach. As of this year, we include CO₂, CH₄, and N₂O as greenhouse gases.
In continuation of the commitments undertaken with SBTi, 2021 was adopted as the baseline year in order to incorporate new sources of CO₂ emissions.
It is important to note that this adjustment to the baseline does not modify or affect the information reported in previous years, as there were no methodological changes, variations in emission factors, or updates in criteria that would require a retroactive recalculation. Therefore, the consistency and comparability of historical data remain intact, and the change to the 2021 baseline responds exclusively to SBTi requirements and not to substantive changes in the measurement or estimation of our emissions.
For 2025, we updated the calculations and emission sources:
•Included fuel consumption of vehicles used for operations (Scope 1).
•Included fuel consumption from land travel (Scope 3).
•Included emissions associated with leased vehicles from Renting Colombia (Scope 3).
•Included financed emissions from the commercial portfolio and assets under management (Scope 3).
•Included emissions associated with cloud service usage (Scope 3).
•Included CH₄ and N₂O greenhouse gases for Scope 1.
•Included uncertainty for Scope 1.
Emission factors were obtained from:
Energy: From XM’s annual report.
Fuels: From the UPME calculator and IPCC 2006 guidelines.
Paper: Data provided by the paper supplier.
Travel: Data provided by airlines and shared by the travel agency.
Cloud: The methodology calculates cloud carbon emissions based on actual AWS resource usage (compute and storage), extracted from the CUR and processed in CloudCenter through an ETL workflow that standardizes units, maps services and instances, and applies energy conversion factors based on Cloud Carbon Footprint.

In the case of microservices (EKS), emissions are estimated based on CPU and memory provisioned per pod, applying specific energy consumption factors and continuous monthly usage hours, ultimately generating aggregated tables that feed the carbon footprint dashboard.
Renting: Proprietary emission factors are used, built from UPME fuel factors and fuel efficiency (km/gallon) according to the type of leased vehicle and its technical characteristics.
Financed Emissions: Emission factors from the Partnership for Carbon Accounting Financials (PCAF) are used, based on the sectoral classification of clients and investment issuers.

GRI 305-1, GRI 305-2

Direct emissions associated with our consumption of fossil fuels in emergency power generation plants at our facilities, the use of owned and leased vehicles, and indirect emissions associated with the electricity purchased for our operations.
During 2025, our Scope 1 + 2 market-based emissions increased by 7.66% compared to 2024, reaching 4,375.04 tons CO₂e/year, and decreased by 46.82% compared to 2021.
This increase is due to the inclusion in Scope 1 of the emission source associated with the use of vehicles for operations.
During 2025, emission factors (EFs) for fuels and electricity were updated.

SCOPE 1
YEAR	Ton CO₂	Ton CO₂ (CH₄)	Ton CO₂ (N₂O)	Ton CO₂e	CO₂e Uncertainty
2025	839.65	0.89	3.42	843.96	1.74%

SCOPE 2
YEAR	tCO₂e (Location)	tCO₂e (Market)
2025	19,076.55	3,531.07

Emissions under the market-based approach correspond to the purchase of renewable energy, which represents 81.49%.

YEAR	Biogenic Emissions (tCO₂e)
2025	38.82
Biogenic Emissions: Since biodiesel blends B2, B8, and B10 are used, the corresponding portion is calculated as biogenic emissions.

GRI 305-3

Scope 3 emissions include two major groups:
Group 1: Those associated with our paper consumption and cloud usage (category 1), logistics processes at our branches and buildings (category 4), vehicle leasing under renting arrangements (category 13), and business air and ground travel (category 6). These were calculated using 2025 data and amount to 1,557.96 tCO₂e.
Group 2: Those related to financed emissions, calculated using 2024 data—considered valid under the PCAF methodology used—and amounting to 1,833,821 tCO₂e for assets under management and 15,473,848 tCO₂e for the commercial loan portfolio. Further details can be found in the Task Force on Climate-related Financial Disclosures (TCFD) section – Bancolombia S.A.
During 2025, Scope 3 emissions associated with Group 1 decreased by 5.49% compared to 2024, reaching 376,704.44 tCO₂e/year. Compared to 2021, they increased by 29.28%. This is due to the change in the baseline year to 2021, as previously mentioned, when pandemic conditions significantly reduced paper consumption and travel.

YEAR	SCOPE 3 (tCO₂e)	2025 target vs. 2021	Achievement of 2025 target vs. 2021
2025	376,706.06	-22%	29.28%

Biogenic Emissions: Not applicable, as the required information for this calculation is not available.
Notes:
Emission factors were obtained from:
•Energy: UPME annual report.
•Fuels: UPME calculator and IPCC 2006 guidelines.
•Paper: Data provided by the paper supplier.
•Travel: Data provided by airlines and shared by the travel agency.
•Renting: Recalculated data based on the distance-traveled approach using UPME factors according to vehicle performance.

GRI 305-4, GRI 305-5
Emission Intensity and Reduction
The following shows the total footprint and the changes in emissions since the base year, as well as emissions intensity using, as the denominator, the number of employees of Bancoagrícola, BAM, Banistmo, Bancolombia, and the number of supplier employees working on Bancolombia S.A. premises. For this calculation, emissions associated with vehicle leasing (renting) are excluded, as leasing is not linked to the number of employees of the banks.
In 2025, total emissions decreased by 5.52% (tCO₂e) compared to 2024 (market-based).
The following table presents the intensity of Scope 1+2 and Scope 3 emissions. It should be noted that data related to Renting Colombia S.A.S. were not considered in the emissions intensity calculation.

Year	Scope 1+2 (tCO₂e)		Total/Employee Scope 1+2 (tCO₂e/employee)		Scope 3 (tCO₂e)	Total/Employee Scope 3 (tCO₂e/employee)
	Location-Based	Market-Based	Location-Based	Market-Based
2021	20,664.74	8,227.43	0.35	0.14	1,060.07	0.02
2022	21,435.32	5,896.02	0.35	0.10	1,890.79	0.03
2023	15,357.33	3,708.97	0.26	0.06	2,075.30	0.04
2024	13,875.43	4,737.83	0.27	0.09	2,124.66	0.04
2025	19,920.51	4,375.04	0.35	0.08	1,881.43	0.03

In 2025, several initiatives were implemented that contributed to emissions reduction. These included the installation of solar films in branches, modernization of air conditioning systems, replacement of fluorescent lighting with LED fixtures, and implementation of photovoltaic systems. Additionally, in partnership with Fundación Natura, more than 170,000 trees were planted, representing an estimated capture of 2,727 tCO₂e.
The baseline for this indicator corresponds to the hypothetical scenario in which these actions had not been implemented and is associated with Scope 2 emissions; in the case of the reforestation program, it is linked to the reduction of the total footprint.
Below are the emissions avoided through these implemented projects:

tCO₂ AVOIDED
3,324.57

Business Travel
To offset the impact of the carbon footprint generated by our travel, we continued implementing an internal carbon levy on business travel. During 2025, we generated internal funds of COP 217,481,275, which were invested in energy efficiency initiatives to reduce energy consumption and in the purchase of certified renewable energy (REC).

GRI 306 Waste

GRI 306-2
At Bancolombia, within the process of delivering supplies to branches, and with the aim of reducing the number of times contact is made with each branch, reverse logistics is carried out at the time of delivery to collect waste.
Awareness campaigns were conducted to promote proper waste segregation.
We continue to be members of the Ellen MacArthur Foundation, seeking to improve circular economy practices within the Group.
We are part of the Repack collective in Colombia for the proper management of packaging placed on the market.
Across all geographies, we work with specialized waste management companies, including licensed operators for hazardous waste handling, which carry out collection, management, and, where applicable, recycling or recovery. We verify their contractual and regulatory compliance through monthly certificates, which also serve as the basis for compiling and controlling internal waste generation data.
GRI 306-3
In 2025, we managed a total of 2,087.88 tons of waste, increasing by 35.88% the amount of waste sent for final disposal compared to 2024. Compared to 2019, this represents an increase of 39.96%, which poses a challenge for 2026.
For 2025, a recalculation of PPC (per capita production) was carried out for the calculation of ordinary waste. This recalculation was performed using data reported by DANE related to waste generation. This calculation includes the consumption of Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.
Additionally, the reporting methodology was adjusted, reclassifying WEEE (Waste Electrical and Electronic Equipment) as hazardous waste (RESPEL).
Below, we present the waste generated during Grupo Bancolombia’s operations, distinguishing between waste disposed of by third parties and waste recovered by third parties. All this information is validated through certificates of final disposal or recovery, as applicable.
Managed waste includes recyclables (paper, plastic, glass, PET, cardboard, scrap), special waste, WEEE, and hazardous waste.
GRI 306-4, GRI 306-5

YEAR	Waste not directed to disposal outside the facility (tons)	Waste directed to disposal outside the facility (tons)
2025	544.28	1,543.60

WASTE NOT DIRECTED TO DISPOSAL OUTSIDE THE FACILITY (T)
HAZARDOUS WASTE	2025
Reuse/recycling	244.76
Other recovery	0.00
TOTAL	244.76
NON-HAZARDOUS WASTE	2025
Reuse/recycling	299.52
Other recovery	0.00
TOTAL	299.52
WASTE DIRECTED TO DISPOSAL OUTSIDE THE FACILITY
HAZARDOUS WASTE	2025
Waste incinerated with energy recovery	0.00
Waste incinerated without energy recovery	0.20
Waste disposed of in landfill	0.00
Waste disposed of by other means (secure landfill cell)	0.39
TOTAL	0.59
NON-HAZARDOUS WASTE	2025
Waste incinerated with energy recovery	0.00

Waste incinerated without energy recovery	0.00
Waste disposed of in landfill	1,543.01
Waste disposed of by other means (secure landfill cell)	0.00
TOTAL	1,543.01
TOTAL WASTE	2,087.44
Recycling Rate	26.07%

YEAR	Waste sent for final disposal (tons)	2024 target vs. 2019	Achievement of 2024 target vs. 2019
2025	1,543.60	-30%	3,996%

Our Corporate Governance Matters
 At Grupo Cibest, we recognize our commitment to strong corporate governance practices and transparent disclosure, which are key pillars that strengthen investor confidence, support the execution of our corporate strategy, and contribute to sustainability.
The adoption of best corporate governance practices at Grupo Cibest promotes responsible decision-making, strengthens the control environment, and enables comprehensive risk management. Likewise, the delivery of complete, accurate, and timely information allows our stakeholders to make well-informed decisions.
 The report on the implementation of corporate governance practices is available at the following link:
https://www.grupocibest.com/corporativo/gobierno-corporativo/documentos-de-interes
Advancement of the Corporate Structure
As announced to the market through the material information mechanism, on May 16, 2025, the transactions aimed at evolving the corporate structure of Bancolombia and its subsidiaries were completed, in order to consolidate Grupo Cibest S.A. as the new parent company of what was formerly known as “Bancolombia Group,” now “Grupo Cibest.”
As a result of the completion of these structural changes, Bancolombia shareholders ceased to be shareholders of that company and became shareholders of Grupo Cibest S.A., which issued in their name the same number and class of shares—common or preferred. Likewise, holders of

Bancolombia American Depositary Receipts (ADRs) received equivalent ADRs of Grupo Cibest S.A.
The common and preferred shares issued by Grupo Cibest S.A. are listed on the Colombian Stock Exchange (BVC) under the symbols “CIBEST” and “PFCIBEST,” and the ADRs representing preferred shares are listed on the New York Stock Exchange (NYSE) under the symbol “CIB.”
Our Shareholders
The share capital of Grupo Cibest S.A. consists of common and preferred shares. Common shares grant their holders the right to participate in and vote at the General Shareholders’ Meeting, and to receive a proportional share of declared profits. Preferred shares grant the right to receive, at the time and in the manner approved by the Shareholders’ Meeting, a minimum preferred dividend based on the profits of the previous fiscal year. As a general rule, and except for specific decisions provided in the bylaws, preferred shares do not grant voting rights to their holders.
Grupo Cibest S.A. has authorized capital of COP 700,000,000,000 and subscribed and paid-in capital of COP 480,913,500,000, represented by 961,827,000 subscribed and paid shares.
As mentioned, on June 9, 2025, the General Shareholders’ Meeting of Grupo Cibest S.A. approved a share repurchase program. As part of the execution of this program, as of December 31, 2025, a total of 601,452 common shares and 8,010,884 preferred shares had been repurchased, for a total of 8,612,336 shares, which are held in treasury. Accordingly, 509,103,132 common shares and 444,111,532 preferred shares are outstanding, for a total of 953,214,664 shares outstanding.
As of December 31, 2025, the total number of shareholders was 52,243. Of these, 31,155 are holders of preferred shares, 16,845 are holders of common shares, and 4,243 hold both common and preferred shares.
The distribution of share capital as of December 31, 2025 is as follows:

Class of Shares	Number of Shares Outstanding	Number of Shareholders Holding the Share Classes	Percentage of Share Capital by Share Class
Ordinary	509,103,132	16,845	53.41%
Preferred	444,111,532	35,398*	46.59%
Total	953,214,664	52,243	100%
*This figure includes shareholders who simultaneously hold ordinary and preferred shares.

The above table does not include treasury shares, which total 8,612,336, between ordinary and preferred shares.
The shareholders with significant holdings as of December 31, 2025 are listed below:

Name	% Common	% Preferred	% Total
Grupo de Inversiones Suramericana S.A.	46.16%	0.00%	24.65%
ADR Grupo Cibest S.A.	0.00%	25.51%	11.89%
iShares MSCI COLCAP ETF	3.34%	6.75%	4.93%
Fondo de Pensiones Obligatorias Porvenir (Moderate)	7.88%	1.46%	4.89%
Fondo de Pensiones Obligatorias Protección (Moderate)	5.92%	2.63%	4.39%
Fondo de Pensiones Obligatorias Porvenir (High-Risk)	2.26%	6.63%	4.29%

As of this date, we are not aware of any beneficial owners holding an interest equal to or greater than 25% of our share capital. Grupo de Inversiones Suramericana S.A. is the beneficial owner of 24.49% of our share capital.
No public entity holds an ownership interest exceeding 5%.
We are not aware of any agreement among our shareholders intended to govern the management of the business, voting alignment, or similar matters.
Grupo Cibest S.A. holds 8,612,336 treasury shares, of which 601,452 are common shares and 8,010,884 are preferred shares.
In accordance with our Good Governance Code, the Directors and officers of Grupo Cibest S.A. may, directly or through a third party, sell or acquire shares of the company while in office, provided that such transactions are not carried out for speculative purposes and have prior authorization from the Board of Directors. Officers may not carry out such transactions during blackout periods, nor during the period between the moment they become aware of a relevant transaction or business to be undertaken by Grupo Cibest S.A. or its subsidiaries and the moment such information is disclosed to the market. The rules adopted by the Board of Directors in this regard are set out in Section 3.4 of the Good Governance Code, which can be consulted at the following link:
www.grupocibest.com/wcm/connect/www.grupocibest.com4955/3806ca80-bced-4ae9-ac00-f82f794a8be2/Codigo_de_Buen_Gobierno_Grupo_Cibest.pdf?MOD=AJPERES&CVID=pFuDaSj
In the case of Directors and members of Senior Management, Board authorization is duly disclosed to the market through the material information mechanism.
As of December 31, 2025, members of our Board of Directors and Senior Management held the following shares in the company:

Shareholder Name	Total Shares	% Ownership
Juan Esteban Toro Valencia	51,000	0,0%
*Director Juan Esteban Toro holds the shares indirectly through a company.
During 2025, the Board of Directors authorized a member of Senior Management to liquidate his interest in the Institutional Fund whose sole investment consists of shares of Grupo Cibest S.A.
Members of the Senior Management of Grupo Cibest S.A. are also members of the Senior Management of Bancolombia. In their capacity as employees and members of Bancolombia’s Senior Management, they receive 30% of their variable compensation from the bank through a contribution to an Institutional Fund whose sole investment consists of shares of Grupo Cibest S.A. The Senior Management of Grupo Cibest S.A. does not receive variable compensation from this company. Likewise, as determined by the shareholders, the Directors of Grupo Cibest S.A. receive 30% of their compensation through this fund.
Communication with Our Shareholders
For Grupo Cibest S.A., maintaining open and transparent communication with its shareholders is essential, ensuring access to complete, clear, and timely information. To this end, we maintain a corporate website, available in Spanish and English, where we publish financial and non-financial information, details on the corporate structure, the composition of governing bodies, information on our officers and main shareholders, key corporate documents, and topics related to sustainability, environmental, social, and human capital management, among other relevant information.
Through the Shareholder Service Center, managed by Fiduciaria Bancolombia S.A., we handle shareholder inquiries and requests throughout the year. In 20252, we handled 581 shareholder requests, mainly related to tax certificates, updates on dividend payments, general certificates, account restrictions or unblocking, and deposit confirmations. We also handled a total of 174 calls and 80 in-person visits.
Our Investor Relations Office offers a live streaming channel for quarterly earnings presentations, where participants can submit questions in real time. Recordings and presentations from these sessions are available to the market on our corporate website. Additionally, shareholders may request specialized audits on specific topics, under the terms set forth in our Good Governance Code.
Likewise, our management team holds periodic informational meetings with investors, analysts, and credit rating agencies in Colombia and abroad to present the progress and performance of Grupo Cibest’s businesses, creating valuable opportunities for dialogue for all parties.
The Disclosure Committee, a body that reports to the Audit Committee, approves the material information to be disclosed to the market, ensuring that it is accurate, clear, and timely.
In accordance with applicable Colombian regulations and the guidelines established by the U.S. Securities and Exchange Commission (SEC), we disclose material information to the market
2 The information corresponds to the period following the completion of the corporate transactions through which Grupo Cibest S.A. became the parent company of the Group.

through the mechanism provided by the Financial Superintendency of Colombia (SFC) and through Form 6-K filings with the SEC. This information is also made available to the public on our corporate website in both Spanish and English at the following link: https://www.grupocibest.com/relacion-inversionistas/informacion-interes/informacion-relevante
During 2025, Grupo Cibest S.A. published 29 material disclosures, of which 19 were issued after the completion of the corporate restructuring through which Grupo Cibest S.A. became the Group’s parent company. Credit rating agencies did not issue additional material disclosures announcing ratings of our issued securities or of the company as an issuer.
Shareholders’ Meetings held during 2025
Prior to the completion of the transactions aimed at the evolution of the corporate structure through which Grupo Cibest S.A. became the parent company of the Group, seven extraordinary Shareholders’ Meetings and one ordinary Shareholders’ Meeting were held. These meetings were conducted for the purpose of enabling Grupo Cibest S.A. to become the parent company of the Group, within the framework of the authorization processes before the Financial Superintendency of Colombia (SFC), and the registration process with the National Registry of Securities and Issuers (RNVE) and the Colombian Stock Exchange (BVC).
Before the corporate restructuring, Grupo Cibest S.A. had subscribed and paid-in capital of COP 500,000, divided into 1,000 common shares with a nominal value of COP 500 each.
Below is the detail of each of these meetings:
1.Extraordinary General Shareholders’ Meeting: On January 15, 2025, an extraordinary meeting of the Shareholders’ Meeting of Grupo Cibest S.A. was held without prior notice, as all subscribed shares of the company were present, thus constituting a universal meeting.
At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved the reconstitution of the company’s Board of Directors.
2.Extraordinary General Shareholders’ Meeting: On January 31, 2025, an extraordinary meeting of the Shareholders’ Meeting of Grupo Cibest S.A. was held without prior notice, as all subscribed shares of the company were present, thus constituting a universal meeting.
At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved an amendment to the bylaws of Grupo Cibest S.A. in order to increase the company’s authorized capital and regulate the rights associated with preferred shares.
3.Ordinary General Shareholders’ Meeting: Held on February 20, 2025, and convened on January 29, with 15 business days’ prior notice (21 calendar days), in compliance with the term established in the bylaws and applicable regulations. The notice was published in a widely circulated national newspaper and in a newspaper of broad circulation at the company’s registered domicile.

Within the legal term, that is, 15 business days prior to the meeting, the information relevant to the Shareholders’ Meeting was made available to shareholders. Likewise, within the same period, shareholders had access to the documents subject to inspection rights at the company’s principal office.
At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved: the Management Report of the Board of Directors and the President, the Financial Statements as of December 31, 2024, the proposed distribution of profits and allocation to reserves, and the partial spin-off agreement by absorption of Bancolombia as the spin-off entity and Grupo Cibest S.A. as the beneficiary, along with its appendices.
4.Extraordinary Shareholders’ Meeting: On February 25, 2025, an extraordinary meeting of the Shareholders’ Meeting of Grupo Cibest S.A. was held without prior notice, as all subscribed shares of the company were present, thus constituting a universal meeting.
At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved an amendment to the bylaws of Grupo Cibest S.A.
5.Extraordinary Shareholders’ Meeting: On March 3, 2025, an extraordinary meeting of the Shareholders’ Meeting of Grupo Cibest S.A. was held without prior notice, as all subscribed shares of the company were present, thus constituting a universal meeting.
At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved the subscription price of the preferred shares, for the purpose of calculating the minimum dividend, so that it would align with the existing right associated with Bancolombia’s preferred shares.
6.Extraordinary Shareholders’ Meeting: On March 27, 2025, an extraordinary meeting of the Shareholders’ Meeting of Grupo Cibest S.A. was held without prior notice, as all subscribed shares of the company were present, thus constituting a universal meeting.
At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved clarifications to the approval of the partial spin-off agreement by absorption of Bancolombia as the spin-off entity and Grupo Cibest S.A. as the beneficiary, along with its appendices, and a clarification to Note 9 of the separate financial statements of Grupo Cibest S.A. as of December 31, 2024.
7.Extraordinary Shareholders’ Meeting: On May 2, 2025, an extraordinary meeting of the Shareholders’ Meeting of Grupo Cibest S.A. was held without prior notice, as all subscribed shares of the company were present, thus constituting a universal meeting.

At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved:
•The appointment of the Statutory Auditor for the period May 2025 – March 2027 and its fees. The appointment of PwC Contadores y Auditores S.A.S. as Statutory Auditor for the period May 2025 – March 2027 was approved.
With respect to fees, an amount of up to COP 220 million plus VAT was approved for 2025. For 2026, an amount of up to COP 273 million plus the CPI increase for 2025, plus VAT, was approved.
Likewise, the Shareholders’ Meeting authorized management, subject to approval by the Audit Committee, to make payments for additional services provided by PwC related to statutory audit and SOX functions, for an amount not exceeding ten percent (10%) of the total annual amount authorized by the Shareholders’ Meeting.
Additionally, the Shareholders’ Meeting authorized management, subject to approval by the Audit Committee, to make payments for additional services provided by PwC related to special projects, for an amount not exceeding six hundred fifty thousand U.S. dollars (USD 650,000) plus VAT.
•The Board of Directors Election Policy. In order to strengthen corporate governance, the Shareholders’ Meeting approved a policy for the election of Board members, which incorporates independence criteria as well as disqualifications and conflicts of interest applicable to candidates for Board membership as set forth in the Good Governance Code, so that these are more widely disseminated and known by shareholders. These criteria take into account the provisions applicable to commercial companies, securities issuers, entities supervised by the SFC, as well as the recommendations of the Código País. They also consider the standards applicable to companies listed in the United States and traded on the New York Stock Exchange (NYSE).
•The election of the Board of Directors for the period May 2025 – March 2027. The election of the Board of Directors of the company for the period May 2025 – March 2027 was approved, composed, in order, of the following individuals:
1.Ricardo Jaramillo Mejía
2.Juan David Escobar Franco
3.Andrés Felipe Mejía Cardona
4.Arturo Condo Tamayo
5.Luis Fernando Restrepo Echavarría
6.Silvina Vatnick
7.Sylvia Escovar Gómez
•Board of Directors compensation. The proposal for Board compensation was approved. Monthly fees for Board members and for participation in Board committees were set at COP 13,425,487 for directors residing in Colombia, and USD 3,336 for directors residing abroad, plus USD 268 per day in travel allowances for in-person attendance at Board or committee meetings. Additionally, payment of 70% of the fees in cash and the remaining 30% through a contribution to an Institutional Fund whose sole investment consists of shares of Grupo Cibest S.A. was approved, subject to a two-year holding period from the date of the respective contribution.
8.Extraordinary Shareholders’ Meeting: On May 12, 2025, an extraordinary meeting of the Shareholders’ Meeting of Grupo Cibest S.A. was held without prior notice, as all subscribed shares of the company were present, thus constituting a universal meeting.
At the meeting, 1,000 common shares were duly represented, equivalent to 100% of the total shares outstanding as of the date of the meeting.
At this meeting, shareholders unanimously approved an amendment to the bylaws of Grupo Cibest S.A., in order to reflect the provisions set forth in Bancolombia’s bylaws, as approved by Bancolombia’s shareholders.
Following the completion of the transactions aimed at modifying the corporate structure, one extraordinary Shareholders’ Meeting was held. The Board of Directors adopted measures intended to ensure equal treatment of all our shareholders, directed at legal representatives, officers, and other employees of Grupo Cibest S.A. and Fiduciaria Bancolombia S.A. These measures include, among others, refraining from promoting the granting of blank proxies, receiving proxies in which the name of the representative is not clearly defined, accepting as valid proxies that do not meet legal requirements, suggesting the name of proxies, or recommending voting in favor of or against any proposal.
The equal treatment measures have been published as material information and made available to our shareholders on our corporate website. Additionally, we adopted actions to facilitate shareholders’ evaluation of the information related to the Shareholders’ Meeting.
Below is the detail of the Shareholders’ Meeting held in 2025 following the completion of the corporate restructuring:
1.Extraordinary Shareholders’ Meeting: Held on June 9, 2025, and convened on May 15, with 15 business days’ prior notice (24 calendar days), in compliance with the term established in the bylaws and applicable regulations. The notice was published in two widely circulated newspapers and disclosed as material information in both Colombia and the United States. Shareholders had access to the information related to the meeting and all management proposals simultaneously with the notice.
At the meeting, 441,672,595 common shares were duly represented, corresponding to 86.65% of the common shares outstanding of Grupo Cibest S.A.
At this meeting, shareholders elected the Board of Directors for the period June 2025 – March 2027, determined its compensation, and approved a change in the allocation of the legal reserve, the creation of a reserve for share repurchases, and a share repurchase program. The details of the decisions are as follows:
•Election of the Board of Directors. The election took place in connection with the completion of the corporate restructuring. The Shareholders’ Meeting elected the following directors: Ricardo Jaramillo Mejía, Juan Esteban Toro Valencia, Andrés Felipe Mejía

Cardona, Nicolás Zapata Zuluaga, Luis Fernando Restrepo Echavarría, Silvina Vatnick, and Sylvia Escovar Gómez. We published on our corporate website, with the same advance notice as the meeting notice, the timeline for candidate nominations, as well as the instructions for carrying out the process. Both documents were aligned with the procedure set forth in Article 47 of our bylaws.
Within the Board election process, a single slate was submitted by the shareholder Grupo de Inversiones Suramericana S.A. within four business days following the publication of the notice. The Good Governance Committee, nine business days prior to the meeting, assessed compliance with the selection criteria set forth in the Corporate Governance Code and analyzed the suitability, experience, and professional profile of each candidate, as well as the absence of disqualifications and conflicts of interest.
In its evaluation, the Corporate Governance Committee considered the candidates’ academic and professional background, personal qualities, analytical and managerial skills, competencies, knowledge of the industry, and expertise in financial, risk, legal, commercial, economic, and strategic matters, as well as their contribution to the leadership of Grupo Cibest S.A. and their complementarity and diversity.
In general terms, the Good Governance Committee concluded that the candidates included in the submitted slate are professionals of integrity, with high ethical standards and a strong reputation. Additionally, they possess top-tier academic backgrounds, knowledge, and professional experience enabling them to lead Grupo Cibest in line with its purpose. They meet the required analytical and managerial capabilities, have experience in risk management and sustainability, and bring a global and strategic business perspective. None of them are subject to disqualifications or conflicts of interest, and the independent members meet the conditions set forth in the Good Governance Code to be considered as such. Likewise, the candidates demonstrate a high degree of complementarity and diversity in technical strengths and academic and professional experience, both nationally and internationally, in fields relevant to the management of Grupo Cibest and the proper management of its risks and businesses. The Corporate Governance Committee’s evaluation of each candidate can be consulted on our website at the following link:
www.grupocibest.com/wcm/connect/www.grupocibest.com4955/dff423dd-5959-4934-bfde-5ea4cea4f890/Concepto_del_Comite_de_Buen_Gobierno_Perfiles_de_Junta_Directiva.pdf?MOD=AJPERES&CVID=pt64eVP
Additionally, the Shareholders’ Meeting approved the compensation of the Board of Directors. The amount of monthly fees for the Board of Directors and for participation in Board committees was set as follows:
a. For directors residing in Colombia, other than those serving as Chair, the following fees were proposed:
•Fixed monthly Board fee of COP 15,500,000.
•Fixed monthly fee for participation in the Audit and Risk Committees of COP 15,500,000.

•Fixed monthly fee for participation in the Corporate Governance and Nomination, Compensation and Development Committees of COP 5,200,000.
b.For the Chair of the Board of Directors and the Chairs of the Board committees, the following fees were proposed:
•Fixed monthly fee for the Chair of the Board of Directors of COP 20,100,000.
•Fixed monthly fee for the Chairs of the Audit and Risk Committees of COP 18,600,000.
•Fixed monthly fee for the Chairs of the Corporate Governance and Nomination, Compensation and Development Committees of COP 6,200,000.
c.For directors residing abroad, other than those serving as Chair, the following fees were proposed:
•Fixed monthly Board fee of USD 3,500.
•Fixed monthly fee for participation in the Audit and Risk Committees of USD 3,500.
•Fixed monthly fee for participation in the Corporate Governance and Nomination, Compensation and Development Committees of USD 1,200.
d.For the Chair of the Board of Directors and the Chairs of the Board committees, in the case that they reside abroad, the following fees were proposed:
•Fixed monthly fee for the Chair of the Board of Directors of USD 4,500.
•Fixed monthly fee for the Chairs of the Audit and Risk Committees of USD 4,100.
•Fixed monthly fee for the Chairs of the Corporate Governance and Nomination, Compensation and Development Committees of USD 1,400.
Additionally, it was proposed to continue recognizing travel allowances in the amount of USD 278 per day of travel for in-person attendance at Board or committee meetings for directors residing abroad. In accordance with the policy approved in prior sessions, 70% of Board compensation is paid in cash and the remaining 30% is paid through a contribution to an Institutional Fund whose sole investment consists of shares of Grupo Cibest S.A., subject to a two-year holding period from the date of the respective contribution.
•The Shareholders’ Meeting approved the creation of a reserve for share repurchases. Likewise, it authorized the allocation of COP 1.35 trillion from the legal reserve and its transfer to execute the share repurchase.
Additionally, it approved a share repurchase program for up to COP 1.35 trillion, within a term of up to one year from the approval of the program’s rules by the Board of Directors. Likewise, it authorized the Board of Directors of Grupo Cibest S.A. to issue the regulations of the repurchase program and to define and approve its terms and conditions.

Finally, it authorized the management of Grupo Cibest S.A. to execute all legal acts necessary and/or convenient to implement and complete the share repurchase program.
The details of the proposals submitted for shareholders’ consideration can be consulted at the following link:
https://www.grupocibest.com/relacion-inversionistas/informacion-interes/asambleas-accionistas
All proposals were approved by shareholders with the majorities required by law and the bylaws.
During 2025, the Shareholders’ Meeting did not approve any dividend distribution.

Our Board of Directors3

As previously mentioned, at the extraordinary Shareholders’ Meeting held on June 9, 2025, our Board of Directors was elected for the period from June 2025 to March 2027, composed of Ricardo Jaramillo Mejía, Juan Esteban Toro Valencia, Andrés Felipe Mejía Cardona, Nicolás Zapata Zuluaga, Luis Fernando Restrepo Echavarría, Silvina Vatnick, and Sylvia Escovar Gómez. Prior to their appointment, the Corporate Governance Committee evaluated the candidates and concluded that they are suitable professionals, that none of them are subject to disqualifications or conflicts of interest, and that the independent members meet the conditions set forth in the Good Governance Code to be considered as such.
Accordingly, our Board of Directors, appointed for the period from June 2025 to March 2027, has a diverse composition that integrates experience and innovative perspectives. This combination of skills, qualities, and backgrounds ensures the performance required of the governing body of an entity such as Grupo Cibest S.A.
Our Board of Directors is composed of 57% independent directors, 14% foreign directors, and 29% female representation. Seventy-one percent (71%) of our directors are over 50 years of age. Considering that the Board of Directors of Grupo Cibest S.A. was elected between May and June 2025 and therefore its members have held office for approximately six to eight months, the average tenure of directors is six months, as follows:
•Ricardo Jaramillo Mejía: Proprietary director, member of the Board since May 2025. He was reelected in June 2025. He currently serves as Vice Chair of the Board.
•Juan Esteban Toro Valencia: Proprietary director, member of the Board since June 2025.
•Andrés Felipe Mejía Cardona: Independent director, member of the Board since May 2025. He was reelected in June 2025.
•Nicolás Zapata Zuluaga: Independent director, member of the Board since June 2025. Expert in cybersecurity.
3 It is important to note that when we refer to independent or shareholder-affiliated directors, we are referring to the definitions set forth in the applicable Colombian regulations and in the Good Governance Code.

•Luis Fernando Restrepo Echavarría: Non-independent director, as he is a member of the Board of Directors of Bancolombia, a subsidiary of Grupo Cibest S.A. Member of the Board since May 2025. He was reelected in June 2025. He currently serves as Chair of the Board.
•Silvina Vatnick: Silvina Vatnick: Independent director, of Argentine nationality, member of the Board since May 2025. She was reelected in June 2025. Expert in financial matters.
•Sylvia Escovar Gómez: Independent director, member of the Board since May 2025. She was reelected in June 2025.
Directors Ricardo Jaramillo Mejía, Juan Esteban Toro Valencia, and Luis Fernando Restrepo Echavarría are also members of the Board of Directors of Bancolombia, a subsidiary of Grupo Cibest S.A.
All of our directors enjoy recognized reputations, decision-making capabilities, analytical skills, and possess the competencies required to perform their duties and assume their responsibilities as directors of an investment holding company such as Grupo Cibest S.A. Their knowledge and areas of expertise allow for comprehensive risk assessment and contribute to the financial, internal control, technological, commercial, economic, and legal aspects of Grupo Cibest. None of our directors is an employee of Grupo Cibest S.A. or its subsidiaries.
The professional profiles of our directors, together with their academic and professional background, as well as their participation in governing bodies of other organizations, are available on our corporate website. They can be consulted under the Board of Directors section at the following link:
https://www.grupocibest.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia
As previously noted, the Shareholders’ Meeting at its extraordinary meeting held on June 9, 2025 approved the compensation of the Board of Directors.
With respect to independence, while we comply with the provisions of Law 964 of 2005 and the requirements established by the New York Stock Exchange (NYSE), we also adopt more stringent criteria to ensure the autonomy and objectivity of our directors. These criteria establish, among other things, that an independent director must not only lack employment, commercial, or control relationships with the company and its subsidiaries, but also must not have significant relationships with major shareholders, key suppliers, or clients representing a substantial portion of revenues. The details of the independence criteria adopted by Grupo Cibest S.A. can be found at the following link: https://www.grupocibest.com/wcm/connect/www.grupocibest.com4955/22543096-07ca-4246-844f-f409fff85a77/Reglamento_de_Eleccion_de_Junta_Directiva_Grupo_Cibest.pdf?MOD=AJPERES&CVID=pMatHLP
Reg

Operation of the Board of Directors during 2025
In accordance with our bylaws, the Board of Directors has broad authority to order the execution or entering into of any act or contract within the corporate purpose and to adopt the decisions necessary for Grupo Cibest S.A. to fulfill its objectives. Among its main responsibilities, the Board defines general, financial, and risk policies, as well as the strategic objectives of both Grupo Cibest S.A. and Grupo Cibest (as a holding company), and evaluates their performance.
In addition, it has special powers, including, among others:
•Establishing the general framework for salaries and non-statutory benefits.
•Defining the general organizational structure deemed appropriate for the proper management of Grupo Cibest S.A. and Grupo Cibest.
•Approving the creation of vice presidencies and appointing legal representatives.
•Overseeing the effectiveness of the internal control system, risk management systems, and legal compliance.
•Authorizing the incorporation of subsidiaries, as well as the acquisition, subscription, or disposal of shares, quotas, or rights in other companies or entities that meet the conditions set forth in our bylaws.
•Appointing the members of the Board committees.
•Approving the Code of Ethics and the Good Governance Code.
•Promoting respect for and equal treatment of all shareholders and other investors in securities.
•Conducting, under the terms established in the Corporate Governance Code, the evaluation of its own performance and that of the President of Grupo Cibest S.A.
The functions of the Board of Directors are set forth in Article 60 of our bylaws. The Board’s Rules of Procedure are incorporated into the Good Governance Code. Both documents are available in Spanish and English on our corporate website:
https://www.grupocibest.com/corporativo/gobierno-corporativo/documentos-de-interes
It should be noted that the Board of Directors has an advisor specialized in technology matters.
Among other functions carried out during 2025, in its capacity as the highest governing and management body, the Board of Directors:
•Approved the creation of vice presidencies and appointed senior management.
•Appointed the Chair and Vice Chair of the Board of Directors.
•Authorized the filing of Form F-6 with the SEC to register the ADRs of Grupo Cibest S.A., within the framework of the corporate restructuring process through which the company became the parent of the Group.
•Approved the establishment and composition of the Board committees, as well as their rules of procedure.
•Approved amendments to the rules of procedure of the Risk, Audit, and Nomination, Compensation and Development Committees.
•Approved amendments to the Good Governance Code.
•Appointed the principal and alternate Compliance Officer.
•Approved the Board’s thematic agenda for 2025 and the annual calendar of ordinary Board and committee meetings for 2026.
•Approved the AML/ATF Manual, the Code of Ethics and Conduct, the Anti-Fraud Program, and the Internal Audit Charter.

•Approved the establishment of the Corporate Ethics Committee and its rules of procedure.
•Approved the Risk Management Manual and its appendices, as well as their amendments.
•Approved the Clawback Policy, in accordance with SEC and New York Stock Exchange (NYSE) regulations.
•Authorized the incorporation and capitalization of subsidiaries.
•Approved the rules of the share repurchase program, the regulation of which had been authorized by the Shareholders’ Meeting at its extraordinary meeting held on June 9, 2025.
•Reviewed reports from management, internal audit, and the statutory auditor on the development of the various risk management systems.
•Through the Risk Committee, monitored the various risks to which Grupo Cibest S.A. and the main entities of the Group are exposed.
•Monitored the proper functioning of control, risk monitoring, and compliance systems, making recommendations for their continuous strengthening.
•Monitored the financial results of Grupo Cibest S.A. and Grupo Cibest.
•Analyzed the strategy and performance of the businesses in the geographies where the Group operates.
•Authorized management to carry out the sale of 100% of the shares of Banistmo held by Grupo Cibest S.A. to Inversiones Cuscatlán Centroamérica S.A. or any of its subsidiaries, as well as all procedures and acts necessary to complete such transaction, including the execution of the share purchase agreement.
On June 18, 2025, the Board of Directors elected Luis Fernando Restrepo Echavarría, a non-independent director, as its Chair, and appointed Ricardo Jaramillo Mejía, a shareholder-affiliated director, as Vice Chair. Likewise, the Board of Directors appointed the members of its Board committees.
In fulfillment of the assigned duties, the Chair ensured the efficiency and proper performance of the Board and guided discussions with the aim of ensuring the participation of directors and the relevance and effectiveness of deliberations. Additionally, together with the General Counsel and Corporate Secretary and the Corporate Governance Committee, he oversaw the annual evaluation process of the Board of Directors and its committees, as well as the process for defining the Board’s annual agenda. This agenda guides the Board’s activities, helping to plan, monitor, and fulfill its governance and oversight responsibilities. It enables the Board to address business strategy, risks, and adapt to the dynamics of the environment, the evolution of operations, and the needs of Grupo Cibest.
The Vice President of Legal Affairs and Corporate Secretary, in addition to the functions already mentioned, is responsible for making available to directors the information and documentation to be reviewed in Board and committee meetings. Additionally, she is responsible for recording in the Board minutes the development of the sessions and decision-making processes, and for ensuring compliance with corporate governance procedures and rules, in accordance with the bylaws and other corporate documents.
Between January and May 2025, the Board of Directors of Grupo Cibest S.A. met four times.
From May 2025 onward, eight ordinary Board meetings and four extraordinary meetings were held, including meetings conducted through successive communication, with an average attendance rate of 98%.

The average attendance rate for Board meetings by each director is as follows:
•Ricardo Jaramillo Mejía: 100%
•Juan Esteban Toro Valencia: 100%
•Andrés Felipe Mejía Cardona: 100%
•Nicolás Zapata Zuluaga: 100%
•Luis Fernando Restrepo Echavarría: 100%
•Silvina Vatnick: 100%
•Sylvia Escovar Gómez: 83%
As established in the Board’s Rules of Procedure, set forth in Section 3.1 of the Good Governance Code, directors must have sufficient time availability to fulfill their responsibilities to Grupo Cibest S.A., which includes thoroughly reviewing materials and attending meetings. This availability also implies attendance of no less than 80% of total annual meetings of the Board and its committees, except in duly justified cases of force majeure.
The total amount paid to directors for their participation in the Board and its committees during 2025 amounted to COP 1,945,189,040. Travel allowances totaled COP 38,820,847.
For 2026, a budget of approximately COP 2.269 billion4 is estimated for Board and committee fees.
Board Committees
Our Board of Directors has four committees. Each committee has a Chair and internal rules of procedure that regulate its composition, meeting frequency, and functions. At the Board meeting immediately following a committee session, the committee Chair reports to the full Board, informing it of the matters reviewed and the decisions made during the session, or the decisions recommended to the Board.
Good Governance Committee
The Good Governance Committee is composed of three members of the Board of Directors, at least one of whom must be independent. The President of Grupo Cibest S.A. attends its meetings on a permanent basis. The Vice President of Legal Affairs and Corporate Secretary of Grupo Cibest S.A. acts as Secretary of the Committee. The main purpose of the Committee is to assist the Board of Directors of Grupo Cibest S.A. and Bancolombia in the fulfillment of their functions related to corporate governance of Grupo Cibest S.A., Bancolombia, and the Group as a whole. Additionally, the Committee is responsible for approving the ESG strategy and overseeing its implementation.
During 2025, with respect to Grupo Cibest S.A., the Committee reviewed and recommended the proposal for Board compensation, which was approved by the Shareholders’ Meeting at its extraordinary meeting held on June 9, 2025. It also evaluated the Board’s annual agenda for that year and recommended that the Board adopt amendments to the Good Governance Code and to the rules of procedure of the Good Governance Committee.
As previously noted, for the election of the members of the Board of Directors of Grupo Cibest S.A. carried out by the Shareholders’ Meeting at its extraordinary meeting held on June 9, 2025, the
4 It does not include advisory fees for the Board of Directors that may be required in the course and evolution of the business. Travel allowances may vary depending on the scheduling of extraordinary in-person meetings.

Committee conducted an evaluation of compliance with the selection criteria set forth in the Good Governance Code and analyzed the suitability, experience, and professional profile of each candidate, as well as the absence of disqualifications and conflicts of interest.
With respect to sustainability, the Committee monitored the ESG strategy and indicators and reviewed the ESG disclosure framework for the geographies in which we operate.
During 2025, the Committee met five times, with an average attendance rate of 100%, as follows:
•Luis Fernando Restrepo Echavarría, non-independent director and Chair of the Committee: 100%
•Sylvia Escovar Gómez, independent director: 100%
• Silvina Vatnick, independent director: 100%*
*Silvina Vatnick was appointed as a member of the Good Governance Committee on June 18, 2025. Prior to that date, the Committee met with the participation of Arturo Condo Tamayo, former independent director, who attended 100% of the sessions.
Nomination, Compensation and Development Committee
The Nomination, Compensation and Development Committee is composed of at least three members of the Board of Directors, one of whom must be independent. The President of Grupo Cibest S.A., the Vice President of Talent and Culture, the Corporate Vice President, and the Compensation and Incentives Manager, who acts as Secretary of the Committee, attend the Committee meetings.
The main purpose of the Nomination, Compensation and Development Committee is to support the Board of Directors of Grupo Cibest S.A. and Bancolombia in matters related to the determination of policies and provisions for the selection, appointment, hiring, and compensation of Senior Management, and, in general, all matters related to the compensation model of Grupo Cibest.
During 2025, the Committee met three times. The Committee approved adjustments to the cost of capital methodology, evaluated changes in the distribution of the variable compensation model, and made recommendations on the structure and compensation for Grupo Cibest. It had an average attendance rate of 100%, as follows:
•Sylvia Escovar Gómez, independent director and Chair of the Committee: 100%
•Luis Fernando Restrepo Echavarría, non-independent director: 100%
•Ricardo Jaramillo Mejía, shareholder-affiliated director: 100%
Risk Committee
The Risk Committee of Grupo Cibest S.A. is composed of three members of the Board of Directors. The Chair of the Committee must be an independent director. Committee meetings may be attended, as guests, by the President of the Group, the Vice President of Risk, and other employees of the Group, depending on the relevance of the matters to be discussed.
The Committee meets at least every two months and its main purpose is to support the Board of Directors in the approval, monitoring, and control of corporate-wide policies, guidelines, and strategies for the management of Grupo Cibest’s risks.

In the performance of this function, during 2025, the Committee supported the Board of Directors in understanding and assessing the risks to which Grupo Cibest is exposed, considering, among other aspects, the analysis of the capital required to support such risks. Likewise, it approved, monitored, and controlled the corporate-wide policies, guidelines, and strategies for managing the risks to which the Group is exposed.
The Committee met six times in 2025, with an average attendance rate of 100%, as follows:
•Andrés Felipe Mejía Cardona, independent director and Chair of the Committee: 100%
• Silvina Vatnick, independent director: 100%
•Juan Esteban Toro Valencia, shareholder-affiliated director: 100%*
*Juan Esteban Toro Valencia was appointed as a member of the Risk Committee on June 18, 2025, following his election by the Shareholders’ Meeting on June 9, 2025. Prior to that date, the Committee met with the participation of Juan David Escobar Franco, former shareholder-affiliated director, who attended 100% of the sessions.
Audit Committee
The Audit Committee of Grupo Cibest S.A. is composed of three independent members of the Board of Directors, one of whom is a financial expert and another a cybersecurity expert. The Committee is attended by the Vice President of Internal Audit of Grupo Cibest S.A., the statutory auditor, and Dr. Luis Alberto Zuleta, external advisor to the Audit Committee. When the matters to be discussed include technological issues, an external advisor to the Board of Directors also attends.
The Committee meets at least every two months, and its main objective is to support the Board of Directors in overseeing the effectiveness of the internal control system of Grupo Cibest S.A., in particular, and of Grupo Cibest as a whole, as well as its continuous improvement.
During 2025, the Committee oversaw the integrity of the financial statements, the financial reporting process, and the internal accounting and financial control systems. It also approved and monitored the execution of the Internal Audit and statutory audit work plans, ensuring their autonomy, objectivity, and independence. It monitored the various programs managed by the Compliance function, including AML/ATF, Ethics, Integrity, Data Protection, and the Anti-Fraud Program (PAF). Likewise, it recommended to the Board the approval of the Internal Audit Charter, the Anti-Fraud Program Policy, the Zero Tolerance for Fraud Policy, the Anti-Corruption Policy, the Misappropriation of Assets Policy, and the Financial Reporting Fraud Policy.
The Audit Committee met seven times in 2025, one of which was held through written consent, with an average attendance rate of 100%, as follows:
•Silvina Vatnick, independent director and Chair of the Committee: 100%
•Nicolás Zapata Zuluaga, independent director: 100%
•Andrés Felipe Mejía Cardona, independent director: 100%
*Nicolás Zapata Zuluaga was appointed as a member of the Audit Committee on June 18, 2025, following his election by the Shareholders’ Meeting on June 9, 2025. Prior to that date, the Committee met with the participation of Arturo Condo Tamayo, former independent director, who attended 100% of the sessions.

Information Management
The timely provision of information is essential for our directors to actively participate in meetings and make informed decisions. In this regard, we use a web-based tool with exclusive access for directors through which we make available to them, at least four days in advance, the materials to be presented at Board committee meetings and Board meetings, for prior review and analysis. In addition to ensuring timely access to information, this tool protects the confidentiality of the information.
Article 36 of the bylaws establishes the duty of confidentiality of directors, in line with the Good Governance Code. Paragraph 4 of that article provides that any person appointed as a member of the Board of Directors adheres to the Information Handling Policy set forth in the Good Governance Code and undertakes to sign the Agreement for Access to and Use of Information. This policy, developed in Section 3 of the Good Governance Code, establishes that directors must safeguard and protect the confidentiality of the information to which they have access, bearing in mind that their duties as directors must be performed in the best interest of Grupo Cibest S.A., taking into account the interests of its shareholders, and therefore must refrain from using confidential information for any purpose other than the performance of their duties.
Evaluation of the Board of Directors and its Committees
In accordance with the provisions of the Corporate Governance Code, the Board of Directors of Grupo Cibest S.A. must conduct an annual evaluation of its performance and that of its committees. These evaluations alternate between internal and external assessments. Accordingly, between October 2025 and January 2026, the external advisor AT Kearney S.A.S. (“AT Kearney”) conducted an evaluation of the performance of Grupo Cibest S.A.’s Board during 2025, which corresponds to the first evaluation under the new Group structure. This initial evaluation constituted the baseline and initial diagnostic for the Board of Directors and aimed to identify the critical capabilities required to strengthen the role and effectiveness of this governing body and to ensure strategic discussions aligned with the challenges of Grupo Cibest S.A.
In the external evaluation conducted by AT Kearney, a methodology structured around six dimensions was used: (i) governance structure, (ii) decision-making process, (iii) group governance, (iv) strategic focus, (v) coordination, and (vi) interaction. These dimensions are further divided into components, which are broken down into elements and specific criteria. The evaluation scores fall within four stages of excellence, as follows: the first stage corresponds to a basic level of maturity with respect to the criterion evaluated, with practices aimed at addressing the company’s organic needs (score from 0 to 25); the second stage is characterized by compliance with formal, regulatory requirements and commonly accepted local practices (score from 26 to 50); the third stage reflects a level of maturity aligned with international standards and best practices (score from 51 to 75); and the fourth stage corresponds to superior performance, exceeding formal requirements and international standards (score from 76 to 100).
Additionally, the evaluation process included document review, interviews, and the completion of questionnaires by both members of the Board of Directors and Senior Management.
According to AT Kearney’s report, all evaluated dimensions show that the Board of Directors of Grupo Cibest S.A. performs adequately in terms of international standards, best practices, and requirements. The six dimensions obtained scores above 90 points, and three of them achieved the maximum score of 100, confirming that this governing body is effective, performs well, and adds value to the organization.
In addition, the evaluation identified as strengths of this governing body “an outstanding relationship of trust, respect, and collaboration between the Board of Directors and management; a diligent and transparent decision-making process, with appropriate management of conflicts of interest and rigorous deliberation, which strengthens investor confidence; work plans that ensure disciplined oversight of business priorities and the organization’s internal control system; and appropriate management of the Board committees, whose analyses and recommendations ensured an orderly operation focused on value creation.”
 Notwithstanding its superior performance as a Board of Directors, the evaluation also identified areas for improvement, which were reported and for which specific action plans will be implemented. Likewise, recommendations were made, among others, to strengthen the exercise of the Board’s role as the governing body of a parent company and to orient discussions toward a Group-wide perspective.
The results of the evaluation were reviewed by the Good Governance Committee and by the Board of Directors in February 2026.
Board of Directors Training
The training received by directors enables them to perform their duties adequately.
The Corporate Governance Code, in Item (m) of Paragraph 3.1, documents the Directors’ Induction and Training Policy. In implementation of this policy, and with the objective of facilitating the understanding by newly appointed Board members of their responsibilities and of the organization’s functioning, the Corporate Secretary coordinates their induction plan, based on each director’s experience, background, and profile, the committees in which they will participate, and their prior knowledge of the entity. Accordingly, Juan Esteban Toro Valencia and Nicolás Zapata Zuluaga, once appointed as directors, completed an induction and training plan.
Additionally, Grupo Cibest S.A. provides directors with regular opportunities to update their knowledge and skills through training and educational programs on academic, commercial, and strategic topics related to the competencies of the Board and its committees, and on topics that the Board of Directors and Senior Management define as relevant and appropriate each year. Attendance at seminars and events that enable interaction with national and international organizations, institutions, and companies is also encouraged.
As part of these training activities, during 2025, directors attended the Directors’ Meeting organized by Bancolombia, which is held every two years and brings together Board members from all entities within Grupo Cibest.
On this occasion, the event included participation by external speakers, members of management, and Ricardo Jaramillo Mejía, member of the Boards of Directors of Grupo Cibest S.A. and Bancolombia, and President of Grupo Sura. Management presentations addressed key topics such as the evolution of Grupo Bancolombia into Grupo Cibest and the Group’s corporate strategy.
On September 30 and October 1, Director Nicolás Zapata Zuluaga attended the Cyber Risk and Cybersecurity course at the Massachusetts Institute of Technology (MIT), aimed at strengthening the strategic and managerial understanding of cyber risks through a multidisciplinary approach. This program addresses cybersecurity as an organizational challenge that goes beyond technology, incorporating human, cultural, and management dimensions.

Our Senior Management
Senior Management is responsible for implementing and executing the strategy, and for achieving the organization’s corporate objectives in the medium and long term. Senior Management is composed of the President of Grupo Cibest S.A. and the Vice Presidents who report directly to him. During 2025, Senior Management was composed of the following individuals, who were appointed on April 30, 2025:
•Juan Carlos Mora Uribe, President. The administration and management of Grupo Cibest S.A. are the responsibility of the President, who has an integrated view of all the companies within Grupo Cibest, with clear reporting lines and allocation of responsibilities. The President, supported by the Senior Management team, sets the goals and objectives and validates strategic execution and plans, ensuring that they are integrated within the Group context.
•Mauricio Rosillo Rojas, Vice President of Business. His main responsibility is to drive strategic synergies among the different businesses of Grupo Cibest, promoting joint value creation and strengthening the competitive position of each of the Group’s business units.
•Julián Mora Gómez, Corporate Vice President. He is responsible for ensuring the ethical, reputational, and cultural cohesion of Grupo Cibest, ensuring that business units operate under the highest standards of integrity and corporate alignment. To this end, he coordinates cross-cutting areas such as Reputation and Communications, Human Resources, Compliance, and Diversity, Equity and Inclusion.
•Jaime Alberto Villegas Gutiérrez, Vice President of Corporate Services. He leads the evolution and delivery of corporate services, driving synergies that strengthen operational, technological, analytical, administrative, and cybersecurity capabilities.
•Rodrigo Prieto Uribe, Vice President of Risk. He oversees the vision and strategy for enterprise risk management, defining methodologies and risk appetite to ensure a corporate culture of control and prevention that contributes to value creation and the sustainability of Grupo Cibest.
•Cipriano López González, Vice President of Innovation and Sustainability. He leads the evolution and transformation of Grupo Cibest through a corporate innovation and partnerships strategy, focused on generating new sources of value for stakeholders. He is also responsible for leading the implementation of the sustainability strategy.
•José Mauricio Rodríguez Ríos, Vice President of Audit. His main function is to evaluate the effectiveness of the internal control system, as well as the quality of the systems established to ensure compliance with applicable regulations. Additionally, he analyzes the company’s organizational structure, proposing solutions to address identified areas for improvement.
•Claudia Echavarría Uribe, Vice President of Legal Affairs and Corporate Secretary. She leads the corporate secretariat and legal strategy of Grupo Cibest S.A., identifying, managing,

and mitigating legal risk inherent in the organization’s activities and developing innovative legal solutions to ensure the sustainability and purpose of the Group. She also promotes compliance with high legal standards across Grupo Cibest and strong corporate governance.
•Mauricio Botero Wolff, Vice President of Strategy and Finance. His mission is to lead strategic planning, corporate development, and value creation for Grupo Cibest through the integrated management of financial, accounting, and treasury operations. He is also responsible for financial control and investor relations.
The professional profiles, academic background, and professional experience of the members of Senior Management can be consulted on our corporate website at the following link, under the Senior Management section:
https://www.grupocibest.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia
As a relevant subsequent event, we report that on February 13, 2026, Grupo Cibest S.A. announced to the market, through the material information disclosure mechanism, that as part of the evolution that led to the creation of Grupo Cibest, its Board of Directors adopted the following decisions regarding Senior Management:
•To create the Vice Presidency of Payments, Flows and Insurance of Grupo Cibest. This Vice Presidency will report directly to the President and will be focused on the strategic direction and coordination of the Group’s capabilities to evolve the payments, flows, and insurance business. This Vice Presidency will be led by Liliana Patricia Vásquez Uribe.
•To create the Vice Presidency of Business Development of Grupo Cibest. This Vice Presidency will report directly to the President and will be responsible for evolving and strengthening the alignment of the value proposition of the businesses at the Group level. This Vice Presidency will be led by Julián Mora Gómez.
•To appoint Alejandro Botero López as Corporate Vice President of Grupo Cibest, replacing Julián Mora Gómez.
•To eliminate the Vice Presidency of Innovation and Sustainability of Grupo Cibest. In line with the above, to accept the resignation of Cipriano López González as Vice President of Innovation and Sustainability. The teams of the Vice Presidency of Innovation and Sustainability will be integrated into other vice presidencies.
•To approve the change in designation of the Vice Presidency of Legal Affairs and Corporate Secretary of Grupo Cibest to the Vice Presidency of Corporate Governance. Claudia Echavarría Uribe will continue to lead this vice presidency and will retain the role of Corporate Secretary.
The Board of Directors is responsible for the appointment, compensation, and replacement of Senior Management, as well as for assigning their main responsibilities and overseeing their succession plan, for which it may rely on the Nomination, Compensation and Development Committee. Accordingly, the Board of Directors evaluated the performance of Senior Management and, through the Chair of the Board and with the support of the Nomination, Compensation and Development Committee, evaluated the performance of the President of Grupo Cibest S.A.

Grupo Cibest S.A. has a compensation strategy for its executive team that is continuously monitored. Members of the Senior Management of Grupo Cibest S.A. are also members of the Senior Management of Bancolombia. These members receive fixed compensation from Grupo Cibest S.A. in their capacity as employees and members of Senior Management of this company. In turn, in their capacity as employees and members of Senior Management of Bancolombia, they receive fixed compensation, variable compensation, and benefits. Variable compensation, with its short- and long-term components, seeks to encourage the achievement of targets, reward value creation, align the interests of the executive team with those of shareholders, and recognize and incentivize high employee performance in line with the organizational strategy.
The variable compensation policy paid by Bancolombia is based on value creation. Bonuses are paid when organizational results, in terms of profits, exceed the cost of capital. The model measures the achievement of strategic planning targets, which must be aligned with the strategic direction defined by the Board of Directors. Likewise, long-term results are promoted. For this purpose, long-term performance indicators (three-year period) are considered, including value creation at the holding level (SVA), the sustainability index (Dow Jones Sustainability Index), and the loyalty indicator (competitive NPS). During 2025, the Board of Directors, through the Nomination, Compensation and Development Committee, conducted a comprehensive review of the short- and long-term compensation model in alignment with the Group’s strategy.
Thirty percent of variable compensation is delivered through participation in the SVA Institutional Voluntary Pension Fund, which is represented by shares of Grupo Cibest S.A.
Note 28 “Related party transactions” of the consolidated financial statements (Note 17 of the separate financial statements) contains the detail of labor-related payments made to Senior Management.
The withdrawal of resources from the SVA Fund by managers of Grupo Cibest S.A. must follow an authorization process before the Board of Directors, and the authorization granted to members of Senior Management is disclosed to the market through the material information mechanism.
Finally, the Clawback Policy is in place, which governs the process by which Grupo Cibest S.A. may recover incentive-based compensation that was granted in excess to executives in the event of a financial statement restatement due to a material non-compliance with financial reporting requirements under securities market law. The approved policy can be consulted on our corporate website at the following link: www.grupocibest.com/wcm/connect/www.grupocibest.com4955/9ea562a1-2f3b-4b1f-be04-a8683fd7e37f/Grupo_Cibest_Clawback_Policy.pdf?MOD=AJPERES&CVID=pKkN83R

Related-Party Transactions
At Grupo Cibest, we have entities that provide financial services; therefore, the clients of these entities, including related parties, have access to the financial products and services offered by these Group companies. In addition, agreements and alliances are entered into in accordance with business needs and development.
Commercial and business relationships with related parties are conducted at market terms and in the best interest of Grupo Cibest. Although such transactions are not considered inherently conflicting,

there is a possibility that management may face dilemmas in decision-making. Employees and management of Grupo Cibest are expected to act with the utmost prudence when faced with an actual or apparent conflict of interest, in accordance with the internal policies and guidelines set forth in our Good Governance Code and our Code of Ethics and Conduct, which can be consulted on our website.
When a Director (member of the Board of Directors) determines that, in the performance of his or her duties, he or she may face a potential conflict of interest, the Director in the conflict situation, or any other Director aware of such potential conflict, must immediately inform the other members of the Board. The Director in the conflict situation shall, in all cases, refrain from participating in the discussion and decision of the matter giving rise to the conflict of interest; and the Board shall deliberate and decide without the participation of the conflicted Directors, provided their presence is not required to meet the quorum necessary to deliberate and decide. Otherwise, the conflict shall be submitted to the competent body in accordance with applicable regulations, including the specific rules governing financial conglomerates.
Without prejudice to other legal or contractual definitions that Grupo Cibest S.A. must comply with regarding related parties, for corporate governance purposes our Good Governance Code considers as related parties the companies under the control of Grupo Cibest S.A.; members of our Board of Directors and Senior Management, as well as their spouses and children; companies in which members of the Board of Directors and Senior Management hold an equity interest greater than 10%; entities that form part of the Sura-Bancolombia Financial Conglomerate; other shareholders of Grupo Cibest S.A. holding more than 10% of our share capital; and entities controlled by such shareholders. Additionally, the Good Governance Code includes policies under which related-party transactions are classified based on their recurrence and materiality, so that appropriate standards for identification, disclosure, evaluation, and approval are applied.
During 2025, transactions entered into with entities belonging to the Sura-Bancolombia Financial Conglomerate were conducted at market terms and under the premise of not compromising the companies’ ability to meet their obligations to third parties. Each party acted in its own best interest.
In July, the Board of Directors authorized the son of one of the Directors to acquire shares of Grupo Cibest S.A. through a portfolio of a voluntary pension fund managed by Protección. The involved Director abstained from participating in the decision, and the transaction was unanimously approved by the remaining members of the Board of Directors. This authorization was disclosed through the material information mechanism on July 23, 2025.
In accordance with applicable regulations and the procedure established in the Audit Committee’s rules of procedure and the Good Governance Code, the Board of Directors, following a recommendation from the Audit Committee, issued its opinion on a potential conflict of interest and reviewed and approved two transactions with Bancolombia that could represent a potential conflict of interest for the management of Grupo Cibest S.A., related to financial services and the execution of an inter-administrative contract. In both cases, the Directors who are also members of the Board of Directors of Bancolombia abstained from participating in the decision, and the transactions were unanimously approved by the remaining members of the Board of Directors.
Grupo Cibest S.A. disclosed its related-party transactions in Note 28 of the consolidated financial statements and in Note 17 of the standalone financial statements.

Furthermore, Grupo Cibest promotes the execution of agreements and contracts among the companies that make up the Group. Under the understanding that transactions involving the consumption of products and services reflect each party’s interest in obtaining the best conditions for its own benefit, none of the transactions entered into by Grupo Cibest S.A. with its affiliates or subsidiaries were carried out exclusively in the interest of the parent company. Certain Group entities that provide financial services, in the ordinary course of business, entered into asset and liability transactions and provided financial services to Grupo Cibest S.A., in accordance with applicable legal provisions and in line with the principles set forth in the Good Governance Code.
In compliance with the provisions of Article 29 of Law 222 of 1995, the most significant transactions carried out during 2025 are listed below, detailing for each one the type of transaction, conditions, and effects on the company. The figures below are expressed in millions of Colombian pesos.
Bancolombia S.A.
As of the end of the reporting period, the main asset-side transactions of Grupo Cibest S.A. with Bancolombia S.A. consist of term deposits (CDTs) amounting to COP 1,331,571 million and deposits in savings and checking accounts totaling COP 115,689 million.
These transactions generated interest income for Grupo Cibest S.A. of COP 62.984 billion. In addition, Grupo Cibest S.A. incurred fee expenses of COP 123 million.
Bancolombia Panamá S.A.
As of the end of the reporting period, Grupo Cibest S.A. had loans with Bancolombia Panamá S.A. with an outstanding balance as of December 31 of COP 1,412,752 million. It also held deposits in savings accounts amounting to COP 1.131 billion.
These transactions generated interest expenses for Grupo Cibest S.A. of COP 56.554 billion, as well as interest income of COP 37 million.
Additionally, Grupo Cibest recorded banking service fee expenses of COP 10 million.
Fiduciaria Bancolombia S.A.
As of the end of the reporting period, Grupo Cibest S.A. recorded fee expenses with Fiduciaria Bancolombia S.A. of COP 531 million.

Regulatory Reports
Legal Status of the Company
During 2025, our activities, businesses, and operations were conducted within the legal framework applicable to a corporation and a securities issuer, subject to the exclusive supervision of the Financial Superintendency of Colombia (SFC). Likewise, we complied with the provisions applicable to securities issuers in Colombia and the United States and duly addressed all legal requirements.

The results of our operations are properly reflected in the financial statements, and material events that occurred during the period were duly disclosed to the market through the reporting mechanisms established by the SFC and the SEC.
As of the date hereof, we have not been notified of, nor are we aware of, any legal proceedings that could put our operations at risk. However, the Group’s main contingencies arising from ongoing legal proceedings are disclosed in Note 21.2 of the consolidated financial statements.
During the period, we continuously monitored regulatory changes and ongoing regulatory developments in order to understand and anticipate their impact on our operations.
In accordance with the provisions of Law 1676 of 2013, we complied with our obligations regarding the receipt and payment of invoices issued to us. In this regard, and with the purpose of facilitating their circulation and payment, we adopted, among others, measures aimed at ensuring that invoices are duly processed for timely payment and that invoice discounting transactions are handled with due diligence.
We inform our shareholders that we comply with intellectual property and copyright regulations in the conduct of our business, holding the relevant rights or the necessary authorizations and/or licenses to exploit them through agreements with the rights holders or their authorized distributors of industrial property and/or copyright.
As of December 31, 2025, and subsequent to the closing date, we are not aware of any pending claims from authorities or third parties involving potential violations of intellectual property regulations. Our Grupo Cibest trademark, in its word, combined, and figurative forms, as well as other relevant Group trademarks, are duly registered with the competent authority.
Internal Control Systems
The Internal Control System of Grupo Cibest S.A. (hereinafter, the “ICS”) is based on policies, manuals, procedures, and verification and evaluation mechanisms designed in accordance with the complexity of the business, integrating principles, components, and international best practices such as the framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), local regulatory provisions, and quality standards related to internal control and risk management practices. Its objective is to provide reasonable assurance regarding the effectiveness and efficiency of operations, the reliability of financial information, and regulatory compliance.
The ICS is led by Senior Management, as provided in the bylaws, the Corporate Governance Code, and the Internal Control Policy, and is continuously evaluated by oversight and assurance bodies such as the Board of Directors and the Audit Committee. It is aligned with the Three Lines Model, which defines roles for risk management and oversight, promoting a culture of self-control, self-management, and self-regulation.
Although Grupo Cibest S.A. began operations in 2025, its ICS was built on the basis of the consolidated model previously in place at the former Bancolombia Group, which allowed the adoption from the outset of a robust structure aligned with international standards. During the year, no significant structural changes were made. Updates focused on reviewing and adjusting policies and procedures to address business needs, comply with regulatory requirements, and optimize operational efficiency, while maintaining the essence of the model and its strategic alignment.

Risk Policy and Its Application
Grupo Cibest S.A. has a Risk Management System aimed at preserving the effectiveness, efficiency, and overall performance of risk management, protecting operational capacity, and reducing the probability and impact of events that may affect the achievement of the organization’s strategic objectives. This management is carried out in compliance with applicable regulations and with the support of the Board of Directors and the Risk Committee, which are responsible for approving, overseeing, and controlling policies, methodologies, and strategies for the identification, measurement, control, and monitoring of risks.
In this context, Grupo Cibest S.A., in its capacity as the Group’s parent company, promotes comprehensive risk management through the establishment of corporate guidelines that allow Group entities to be aligned under common principles, while respecting their autonomy and ensuring consistency with the corporate strategy. This model seeks to anticipate and mitigate the materialization of risks to which the Group is exposed through the definition of policies and methodologies aligned with the risk appetite framework, fostering business sustainability and building trust among shareholders, clients, and other stakeholders in a regulated and highly competitive environment.
To strengthen comprehensive risk management, Grupo Cibest S.A. applies the Three Lines Model, which enables the identification of roles and processes that best support the achievement of organizational objectives and facilitate strong governance and risk management. Under this model, and under the guidance and oversight of the Board of Directors and Senior Management, the Group establishes independent roles to ensure effectiveness and efficiency in risk management. Accordingly, the first line is responsible for leading the proper management of risks and controls, based on the policies, methodologies, and tools defined by the second line for the proper functioning of the ICS, which also performs monitoring and challenge of risks; and the third line is responsible for providing independent assurance to the Board of Directors and its Committees regarding the internal control system and risk management.
This framework contributes to the sustainability of the business and to stakeholder confidence.
The details of risk management are set out in the Risk Report, which can be consulted on page 93, as well as in the risk management note of the consolidated and standalone financial statements.
Oversight of Risk Management and Internal Control
The third line of defense performs independent and objective assessments of risk management, the ICS, and corporate governance, executing the reviews established in the audit plan in order to verify their effectiveness, including key controls over financial reporting. The improvement opportunities identified are translated into action plans aimed at closing the identified gaps and strengthening risk management and the internal control system.
The results of the assessments and progress in the implementation of action plans are periodically communicated to the Audit Committee, the Statutory Auditor, and Senior Management, and, when applicable, to supervisory authorities, ensuring transparency and effectiveness in management.

As of December 31, 2025, Internal Audit, the Risk area, and the Statutory Auditor had sufficient information to perform their duties and concluded that the ICS is functioning satisfactorily, operates reasonably, and that no material weaknesses were identified.
Actions to Strengthen Internal Control
Likewise, during 2025, activities were carried out to promote the strengthening of the ICS at Grupo Cibest S.A., including:
•Definition, updating, and dissemination of corporate policies and guidelines, accompanied by awareness and training processes on key internal control concepts.
•Promotion of an ethical and transparent culture through advisory, training, and the adoption of ethical standards applicable to new technologies, including analytics and artificial intelligence.
•Strengthening of the risk management model through updates to Risk Governance, the Risk Appetite Framework, and the development of methodologies for emerging risks (technological, cybersecurity, AI, and climate-related).
•Promotion of internal control best practices and financial reporting assurance, aligned with compliance with the Sarbanes-Oxley Act (SOX), through support to Group companies, periodic reviews, and monitoring of improvement plans.
•Active participation in corporate governance committees to communicate progress, improvement opportunities, and the evolution of the ICS.
•Monitoring and follow-up of regulatory policies, control gaps, and critical risks, in accordance with the annual plan approved by Senior Management and the Board of Directors.
 These actions remain in effect and aim to ensure the effectiveness of the ICS, covering the most relevant aspects of risk management, with particular attention to strategic and priority matters for the Group’s entities.

Audit Committee Report

During 2025, the Audit Committee supported the Board of Directors in overseeing the effectiveness and proper functioning of the Internal Control System (ICS) of Grupo Cibest S.A. and the Group, promoting accountability across the different lines of defense and continuously monitoring the five components of the integrated internal control framework (COSO): (i) control environment, (ii) risk management, (iii) control activities, (iv) information and communication, and (v) monitoring.
Among the activities carried out by the Committee, the following stand out:
Regarding internal control and assurance, the Committee:
•Approved the Corporate Internal Control Policy, which defines the roles and responsibilities of the ICS of Grupo Cibest, aligned with the COSO model, the COBIT framework, and the Institute of Internal Auditors (IIA) Three Lines Model.
•Verified the existence of controls for the proper preparation, presentation, and disclosure of financial and accounting information of Grupo Cibest S.A., both on a standalone and consolidated basis, ensuring compliance with applicable regulations and the financial performance targets defined by the entity.
•Reviewed the reports submitted by the Statutory Auditor and Internal Audit regarding the evaluation of the effectiveness of the ICS, and monitored Management’s implementation of action plans and the closure of identified gaps.
In relation to Internal Audit and the Statutory Auditor:
•Approved and monitored the execution of the Internal Audit and Statutory Auditor work plans, ensuring their autonomy, objectivity, and independence.
•Approved the methodology used in 2025 to determine the criticality of findings from Internal Audit and the Statutory Auditor.
•Approved the Internal Audit Charter and its budget, and satisfactorily evaluated the work performed by Internal Audit during 2025.
•Evaluated the selection of the candidate to serve as Statutory Auditor for the period May 2025 – March 2027, considering aspects such as services offered, costs and fees, experience, and industry knowledge.
•Approved the guidelines for the approval of additional fees for the Statutory Auditor of Grupo Cibest S.A.’s subsidiaries and managed funds and businesses.
With respect to Compliance, Ethics, and Integrity matters:
•Oversaw the operation, implementation, and strengthening of programs managed by the Compliance Vice Presidency, including ethics, anti-corruption, anti-fraud, competition law compliance, and personal data protection.
•Adopted the Anti-Fraud Program, aligned with COSO guidance for integrated internal control and fraud risk management, and, within its implementation, approved the Anti-Fraud Program Policy, Zero Tolerance for Fraud Policy, Misappropriation of Assets Policy, Financial Reporting Fraud Policy, and Anti-Corruption Policy.
•Evaluated the profile of the Compliance Officer of Grupo Cibest S.A. and recommended their appointment to the Board of Directors.
•Reviewed and approved the Corporate Ethics Committee’s regulations.

For its part, with respect to ESG matters, the Committee monitored the progress of the assurance of 2025 ESG disclosures, evaluating their alignment with applicable standards and frameworks. Likewise, it followed up on the closing of gaps in ESG matters.
In terms of cybersecurity, the Committee reviewed the management carried out by Grupo Cibest, including the main risks identified, the actions implemented for their mitigation, and the status of controls and strengthening plans in this area.
Finally, regarding potential conflicts of interest referred to in Paragraph 7 of Article 23 of Law 222 of 1995, it reviewed and evaluated such potential conflicts and issued its opinion for their proper management.
Based on the results of the work carried out by the Committee and the results of the evaluations performed by the Statutory Auditor and Internal Audit, the Committee stated that no material weaknesses were detected that could affect the ICS, the financial statements, or the management report.
The Committee considers that Grupo Cibest has an adequate ICS, that compliance has been achieved with applicable policies and regulations for the proper preparation, presentation, and disclosure of the financial statements submitted to the Shareholders’ Meeting and, therefore, recommends that the separate and consolidated financial statements and their notes, as of December 31, 2025, be submitted for shareholder approval, on the understanding that they have been duly audited and are unqualified.
This report was prepared by the Audit Committee of Grupo Cibest S.A. for presentation by the Board of Directors to the General Shareholders’ Meeting.

Risk Report
During 2025, we experienced a historic milestone related to the completion of the transactions aimed at the evolution of the corporate structure, through which Grupo Cibest S.A. became the parent company of the Group and the main investor in the Group’s financial and complementary-to-financial businesses. This change allowed us to move toward a more agile and efficient structure, while maintaining our purpose intact: to promote sustainable development and well-being across all geographies where we operate.
Consistent with this organizational evolution, we carried out a significant adjustment to the structure of the Corporate Risk Vice Presidency, aimed at ensuring greater alignment, governance, and responsiveness to emerging risks impacting the entire Group, and we created the Consolidated Risk Management System of Grupo Cibest, which brings together the set of policies, strategies, practices, procedures, methodologies, controls, and thresholds and/or limits that must be adopted by the entities that comprise it. The centralization of these functions under Grupo Cibest S.A., together with a comprehensive framework for action and governance through the Risk Management System, strengthens our ability to anticipate challenges, harmonize risk management practices, and accelerate decision-making at the highest level. This step reflects our commitment to resilience, sustainability, and preparedness in the face of the complexity of the economic, political, and social environment.
Alongside the Group’s internal evolution, in the external environment the economy showed relatively favorable performance despite the materialization of various risks stemming from tariff and migration policies driven by the President of the United States. This environment was accompanied by a gradual and prudent easing of the Federal Reserve’s contractive monetary policy stance, in a context marked by inflationary pressures resulting from increased tariffs, the persistence of geopolitical conflicts—particularly between Russia and Ukraine and in the Middle East—and the deterioration of fiscal conditions in most economies worldwide. Taken together, these factors increased uncertainty regarding the evolution of macroeconomic indicators and generated greater volatility in financial asset prices in international markets. At the same time, the level of political stability had a decisive influence on investor confidence, governments’ ability to implement economic recovery policies, and ultimately on the dynamics of economic growth.

Considering the context described and the identified challenges, during 2025, the Corporate Risk Vice Presidency promoted initiatives and projects that supported the strategy of Grupo Cibest S.A. and its subsidiaries (hereinafter the “Group” or “Grupo Cibest Consolidado”), aimed at mitigating the various risks to which the Group is exposed. The most relevant initiatives include the following:
•Credit Risk: We made significant progress in the analytical component of credit risk management, expanding into countries such as Guatemala, El Salvador, and Panama with internal models enhanced with new information and high analytical quality standards for customer origination and monitoring, both in the individual and corporate segments. In the individual segment, we advanced in the development of models with a behavioral approach and the use of alternative data. Additionally, across all geographies, we strengthened early monitoring frameworks for model performance, enabling more proactive management of alerts across portfolios. We also enhanced the analytical process with automation tools that enabled higher levels of standardization, efficiency, and compliance with corporate standards.
•Liquidity and Interest Rate Risk: We advanced in the liquidity risk management strategy through the development and implementation of qualitative and quantitative models at Bancolombia, aimed at identifying and estimating operational and non-operational deposits. With this, we complied with the provisions of External Notice 013 of 2023 issued by the Financial Superintendency of Colombia (SFC), after receiving its no-objection.
Likewise, we enhanced the management of interest rate risk in the banking book through the implementation of hedge accounting transactions, with the aim of mitigating the impact that the expected decrease in interest rates would have on the net interest margin in Colombia. We developed and implemented behavioral option models for the Group’s banks in Central America—including loan prepayments, commitments, and the treatment of adjustable-rate loans, among others—which improved the estimation of changes in the Economic Value of Equity.
•Cybersecurity Risk Management5: We consolidated a more mature governance and management of technological and cyber risk, supported by a formally approved policy, a defined risk appetite, methodological automation, and continuous monitoring of key indicators. These advances significantly expanded coverage and visibility (including thousands of associated events and vulnerabilities) and strengthened the confidentiality, integrity, and availability of information, securely enabling the Group’s strategic objectives.
•Artificial Intelligence (AI) Risk Management: We implemented a risk management methodology for AI aimed at ensuring the responsible and strategic use of algorithms to mitigate risks such as bias and data security, ensure regulatory compliance, and align technology with business objectives. This management, supported by continuous oversight and cross-functional collaboration, contributes to making AI a reliable tool for generating value and competitive advantage.
In the human capital dimension, aligned with our cultural strategy, we continued developing the communication campaign “Turn Risk Around,” using analogies that facilitate understanding of the
5 Bancolombia, Trust (Fiduciary), Brokerage, and Investment Banking; Banistmo, Bancoagrícola, BAM, Nequi, and Offshore.

risk management process: identify, assess, manage, and monitor. Through this campaign, we seek to change the perception of risk—moving away from seeing it as something distant or exclusive to specialized areas, and positioning it as a shared responsibility across all lines of defense—while promoting comprehensive management that highlights the value of teamwork and fosters a culture in which each employee understands their role in protecting the Group and anticipating the challenges of the economic, political, and social environment.
We have highly qualified talent to manage, in a comprehensive and appropriate manner, the various risks to which the Group is exposed.
For its part, the Board of Directors reviewed and approved the governance structure associated with risk management. To fulfill its oversight functions, it relied on the Risk Committee as the body responsible for supporting the Board in the approval, monitoring, and control of policies, methodologies, guidelines, and corporate-level strategies for the administration and management of the risks of Grupo Cibest.
Other Businesses
Within the framework of Grupo Cibest’s strategy, the other businesses played a key role in the diversification and strengthening of the financial ecosystem during 2025. Through initiatives focused on innovation, comprehensive risk management, and operational resilience, they achieved progress that contributed to sustainable growth and value creation for the Group. The main milestones and results for each of these businesses are presented below:
Renting Colombia
In 2025, Renting Colombia strengthened its comprehensive risk management framework, aligned with Grupo Cibest’s corporate model, incorporating capabilities specific to the vehicle operating leasing business.
•For credit risk, we enhanced management through the implementation of credit line origination guidelines with more rigorous evaluation criteria to improve portfolio quality and mitigate risks, as well as the development of tools for data analysis and decision-making.
•For operational risk management, we standardized policies, tools, and processes—recognizing their specific characteristics—and implemented programs to reduce risks related to assets, including rigorous preventive and corrective maintenance programs, telematics, road safety, and comprehensive insurance coverage.
•Liquidity risk was managed through financial planning, continuous cash flow monitoring, funding strategies, and efficient management of payments and surplus liquidity.
•For its ESG risk management, Renting Colombia obtained the EcoVadis Silver Medal, ranking within the top 15% globally, reinforcing its commitment to international standards and organizational resilience. Additionally, the safe mobility program reduced injuries by approximately 20% and fatalities by more than 40% in 2025 in vehicles used by clients.

•Finally, in managing residual value risk, we updated the target asset policy to maintain portfolio strength and diversification, prioritizing conventional vehicles and adjusting early termination penalties, which strengthened capital recovery and business sustainability.
Wenia
During the year, Wenia continued to strengthen its operating and risk framework as a platform for providing exchange, custody, and digital asset wallet services. Its offer was expanded to include cross-border payment capabilities, rewards payments for SOL and USDC holding, tokenization of real-sector assets, and services tailored to corporate clients.
This progress was supported by the progressive implementation of financial and non-financial risk management models, enhanced data-driven decision-making, and strengthened monitoring and early control capabilities.
Operational losses remained within established thresholds, reflecting the effectiveness of the control environment. Additionally, Wenia further enhanced its technological and compliance infrastructure to support the security, availability, and continuity of its services, while maintaining compliance with applicable regulatory standards under Bermuda’s Digital Asset Business Act (DABA) and alignment with Grupo Cibest’s internal standards.

These advances provided the foundation for a scalable and, resilient operating model, aligned with the Group’s strategic objectives in the digital assets and international payments ecosystem.

Nequi
In 2025, Nequi recorded 174% growth in its loan portfolio, supported by the implementation of robust risk models, optimal use of information, and early monitoring capabilities, along with methodologies for controlled experiments and pilots. These advances enabled the portfolio to remain within the defined risk appetite while generating profitability.
Additionally, the company advanced in modernizing its technological infrastructure to improve the availability, efficiency, and continuity of its services, in line with risk management objectives.
Wompi
During the year, Wompi strengthened its operational control framework, ensuring business sustainability. Operational losses remained at controlled levels relative to the growth in transaction volume. This performance was supported by the evolution of the control environment, with a focus on anti-fraud management and transaction validation mechanisms, which contributed to reducing residual exposure and improving operational efficiency.
In terms of business continuity, Wompi advanced in consolidating its operational resilience framework through the formalization and execution of continuity plans, strengthening the availability of critical processes and the capacity to respond to disruption events.
Digital Businesses
In 2025, Digital Businesses strengthened its operational control framework through the implementation of the automated electronic invoicing module, integrated with the CDC API

(customer digital collaboration) of Ecosistemas Digitales S.A.S. (EDN). This development enabled the autonomous issuance of more than 4,500 invoices, reducing operational risks, increasing efficiency, and enabling a scalable model without the need to expand operational teams. Additionally, together with a specialized partner, the structuring of mechanisms to strengthen anti-fraud controls was initiated, with the aim of reducing exposure to claims arising from purchases not recognized due to fraud (chargebacks) in Tu360Compras, applicable for 2026, contributing to the sustainability of the business.
Relevant Risks

Below, we present the details of management by type of risk for the Group’s relevant risks. The advances and achievements mentioned reflect our commitment to comprehensive and proactive risk management.
Market Risk
Market risk refers to the possibility of incurring losses as a result of changes in stock prices, interest rates, exchange rates, and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and in the economic value of equity as a result of changes in market interest rates.
At Grupo Cibest, market risk is identified, measured, monitored, and controlled on both a consolidated and standalone basis, with the aim of adopting timely decisions for its proper management and mitigation.
Consolidated
The analysis presented below, as of December 2025 for Consolidated Grupo Cibest, is based on a comparison with the information reported under the previous structure (Bancolombia Group) as of December 31, 2024.
Total exposure to market risk of Grupo Cibest Consolidado recorded a decrease of 28.5%, declining from COP 1.69 trillion in December 2024 to COP 1.21 trillion in December 2025. This variation was mainly explained by lower exposure to the foreign exchange factor, due to a reduction in positions denominated in U.S. dollars. This was followed by the interest rate factor, which showed a decrease driven by lower exposure to securities in foreign currency. The equity price factor showed an increase associated with greater exposure to equity instruments. Meanwhile, the collective investment fund factor also recorded an increase, explained by the appreciation of Fondo Inmobiliario Colombia.
The total variation in market risk, as well as that of its components, is shown below:

December 31, 2025
In millions of Colombian pesos

Factor	End of Period	Average	Maximum January, 2025	Minimum Abril, 2025
Interest rate	534,919	552,803	499,712	524,034
Foreign exchange rate	182,077	282,154	751,796	79,062
Share price	407,177	380,326	367,615	375,015
Collective investment funds	88,982	51,683	35,781	36,608
Total VaR [2]	1,213,155	1,266,967
December 2024
In millions of Colombian pesos
Factor	Year-End	Average	Maximum	Minimum
Interest rate	540,397	507,425	586,194	433,465
Foreign exchange rate	764,920	554,900	764,920	364,421
Share price	360,287	351,134	360,287	340,363
Collective investment funds	31,962	25,653	31,962	18,005
Total VaR	1,697,566	1,439,112

As of December 31, 2025, Wenia’s proprietary cryptoasset portfolio stood at -USD 74.3 thousand, with a value at risk of USD 3.8 thousand. The VaR was calculated using an internal methodology based on a Generalized AutoRegressive Conditional Heteroscedasticity (GARCH) model with Dynamic Conditional Correlation (DCC), with a one-day time horizon and a 99% confidence level.
Regarding the internal measurement of value at risk, no increases were identified in the VaR metrics, and no breaches of the approved limits were recorded.
It is important to note that the results of these measurements are subject to ongoing monitoring by Senior Management and serve as a decision-making tool that helps preserve the stability of the Group.
Standalone
Grupo Cibest S.A. measures exposure to market risk using a Value at Risk (VaR) methodology based on weighted historical simulation, with a 99% confidence level and a 10-day time horizon.
As of December 31, 2025, VaR recorded a total value of COP 240.088 billion, resulting from exposure to the foreign exchange rate factor, originating from the position denominated in U.S.

dollars corresponding to a total of COP 1.6 trillion. Additionally, although to a lesser extent, the participation of COP 124 million in the Liquidity Income Investment Fund contributed to the level of risk observed.

Factor	December 31, 2025
In millions of Colombian pesos
End of Period
Foreign exchange rate	240,083
Collective investment funds	5
Total VaR	240,088

Market risk of banking book instruments (standalone)
Exposure to relevant risk in the banking book is interest rate risk, defined as the probability of unexpected changes in net interest income or in the economic value of equity as a result of changes in market interest rates. Changes in interest rates affect the income of Grupo Cibest Consolidado due to differences in the repricing of assets and liabilities. The management of interest rate risk arising from banking activities in non-tradable instruments is carried out through the analysis of interest rate gaps between interest rate–sensitive assets and liabilities, and the estimation of the impact on net interest margin and economic value of equity. Foreign exchange exposures arising in the banking book are transferred to the treasury book to be managed.
Exposure to interest rate risk in the banking book
During 2025, progress was made in managing interest rate risk in the banking book through the implementation of hedge accounting transactions, with the aim of mitigating the impact that the expected decrease in interest rates would have on net interest margin in Colombia. Additionally, behavioral option models were developed and implemented for the Group’s banks in Central America—including loan prepayments, commitments, and the treatment of variable-rate loans, among others—which improved the estimation of changes in Economic Value of Equity.
Grupo Cibest Consolidado conducted a sensitivity analysis of interest rate risk, estimating the impact on net interest margin for each position in the banking book using a repricing model and assuming a positive parallel shift of 100 basis points (bps) in interest rates.
Sensitivity to interest rate risk in the banking book
As of December 31, 2025, the net sensitivity of the banking book in local currency to parallel changes of 100 basis points in interest rates was COP 443.985 billion, representing an increase of COP 96.737 billion compared to December 2024, mainly explained by the increase in the loan portfolio balance and hedge accounting positions.

In foreign currency, the sensitivity of Net Interest Margin (NIM), in response to a parallel shift of 100 basis points in interest rates, increased between December 31, 2024 and December 31, 2025 by USD 8.5 million, reaching USD 15 million. This increase was mainly explained by the growth in the balance of interest rate–sensitive deposit accounts and fixed-term deposits (CDTs).
Liquidity Risk
Liquidity risk is understood as the contingency of not being able to fully and timely meet payment obligations on their due dates, which is manifested in the insufficiency of liquid assets to do so and/or in the need to incur unusual funding costs. The management of liquidity risk is a fundamental process in any financial institution, as it can affect public perception of the financial stability of the entity and the sector. Liquidity risk may arise through funding liquidity risk and market liquidity risk.
At Grupo Cibest, market risk is identified, measured, monitored, and controlled on both a consolidated and standalone basis, with the aim of adopting timely decisions for its proper management and mitigation.
Consolidated
The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported under the previous structure (Bancolombia Group) as of December 31, 2024.
During the period under analysis, Grupo Cibest Consolidado maintained sufficient liquidity levels, which allowed it to comply with all internal and regulatory indicators. Likewise, liquidity monitoring did not report any alerts indicating potential risk, and liquid assets comfortably exceeded the established limits to cover liquidity requirements.
The coverage indicator decreased from 249.58% in December 2024 to 244.8% in December 2025. This variation is mainly explained by an increase in the 30-day liquidity requirement, primarily due to maturities of fixed-term deposits (CDTs), obligations from derivative transactions, and bank loans in Colombia.
Standalone
To estimate exposure to liquidity risk, a cash flow is calculated to ensure that the liquid assets held are sufficient to cover potential net cash outflows over 30 days.
The liquidity indicator is presented as follows:

Liquidity Indicator	December 31, 2025
Inflows – Outflows at 30 days	-28,801
Liquid assets	116,675
Liquidity Indicator	87,874

The liquidity indicator for December 2025 stood at COP 87.874 billion, representing an adequate capacity of liquid assets to support the entity’s liquidity requirements. Operating inflows from dividends and interest generated by bank accounts were slightly lower (COP 28.801 billion) than the outflows recorded during December, mainly derived from the establishment of new investments.
Contractual maturities of financial assets and liabilities
Below are the contractual maturities of principal and interest of financial assets:
Contractual maturities of assets as of December 2025

Assets	0–30 días	31 days–1 year	1–3 years	3–5 years	More than 5 years
In millions of Colombian pesos
Cash and cash equivalents	116,820	-	-	-	-
Investment financial instruments	779,306	542,941	-	-	-
Total Assets	896,126	542,941	-	-	-

Below are the contractual maturities of principal and interest of liabilities:
Contractual maturities of liabilities as of December 2025

Liabilities	0–30 días	31 days–1 year	1–3 years	3–5 years	More than 5 years
In millions of Colombian pesos
Financial obligations	-	1,412,752	-	-	-
Preferred Shares	-		-	-	583,477
Total Liabilities	-	1,412,752	-	-	583,477

Credit Risk
Credit risk is the possibility that Grupo Cibest Consolidado incurs losses and that the value of its assets decreases as a result of a debtor or counterparty failing to meet its obligations.
During 2025, the Colombian economy showed a gradual and moderate recovery, supported by limited improvements in economic activity, the labor market, and a partial recovery in investment. This performance took place in a context of still restrictive monetary policy, although with gradual reductions in the policy rate compared to 2024, which allowed for partial easing of financial conditions and a slight reactivation of credit, mainly in the commercial and consumer segments. However, the high fiscal deficit and the increase in public debt continued to put pressure on the perception of sovereign risk and to limit the scope of fiscal policy, in an international environment marked by higher volatility and geopolitical tensions.
At the regional level, Guatemala maintained a flexible monetary policy throughout the year, with low interest rates that were gradually reduced, which facilitated access to credit and stimulated domestic consumption, in a context supported by strong remittance inflows and contained inflation. Panama showed an improvement in financial conditions compared to 2024, with relatively stable interest rates and a gradual recovery in credit, in line with the rebound in economic activity following the normalization of Canal operations and the dynamism of the services and logistics sectors. In contrast, El Salvador recorded more restrictive credit conditions, with high interest rates in a context of fiscal consolidation, which limited credit expansion; however, greater strength was observed in the economic and financial sector and a reduction in sovereign risk, supported by improvements in security and the favorable performance of remittances.
In this context of a highly competitive financial market and under an environment of uncertainty, we prioritized decisions within the credit cycle that contribute to the stability of the portfolio’s risk profile, through continuous improvement in the processes, models, and methodologies used at all stages of the credit cycle. Our management was based on agile and predictive responsiveness to changes in the economic environment, allowing us to proactively adjust the risk appetite and protect the Group’s financial health.
To ensure comprehensive credit risk management, we implemented the following key actions at each stage of the cycle:
Origination
During 2025, thanks to the strong performance of clients and the improvement in their credit quality, supported by robust underwriting models, the growth of disbursements within the Group’s risk appetite was promoted. Trends, risks, and growth opportunities were identified among customer profiles with financial strength, sufficient repayment capacity, and resilience to potential macroeconomic or regulatory impacts.
Additionally, the strengthening of credit granting processes and policies allowed us to reach a comprehensive analysis of our clients in a precise and timely manner through models based on traditional and non-traditional information, including behavioral, transactional, and sectoral variables in risk segmentation. Proactive alert management allowed us to adjust origination policies to keep portfolio quality under control within the risk appetite in mass portfolios, a key action to anticipate potential impacts, maintain the financial health of our clients, and ensure the Group’s profitability.
Monitoring
Throughout the year, the monitoring stage continued to be a fundamental pillar for anticipating potential impacts on customer behavior and preserving portfolio quality in an environment marked by fiscal and political uncertainty.

We ensured the continuity of mass monitoring schemes, specialized monitoring of clients and large exposures, which allowed us to monitor the entire portfolio in a comprehensive and consistent manner, leveraging rating processes and ecosystems, alerts, economic and sectoral research, and the continuous analysis of traditional and alternative information. This allowed us to make timely decisions aligned with the risk appetite defined by the Group. Additionally, we implemented the Special Risk Management Tool (HERA) in Colombia, which we expect to replicate at the corporate level and whose purpose is to enable cross-cutting management of the credit cycle, ensuring a comprehensive view of the portfolio and clients.
The implementation of advanced predictive analytical models that integrate traditional and alternative information (such as behavioral and transactional data), together with greater segmentation, improved the quality of customer ratings. This expands the automatic coverage of rated clients, eliminates subjective biases, and streamlines the process.
Additionally, these models facilitated informed and forward-looking monitoring of the portfolio at all stages of the credit cycle, enabling early actions aligned with the strategy. Their effectiveness was ensured through periodic monitoring and continuous updates for ongoing evolution.
Finally, as part of the management of concentration risk in the loan portfolio, we enhanced methodologies and tools for monitoring the concentration of the Group’s most significant economic groups. This allowed us to comply with applicable regulation in Colombia and to achieve an appropriate transition to the new Large Exposures regulation.
As of December 31, 2025, the total outstanding amount of the Group’s 20 most relevant economic groups, on a consolidated basis, represented 119.4% of the Group’s Tier 1 capital and 18.0% of the total loan portfolio, remaining within the concentration appetite levels defined for this indicator. The most significant individual exposure represented 2.1% of that portfolio.
Recovery
The evolution of the collection strategy, together with the improvement in clients’ repayment capacity, was decisive for the positive performance of the portfolio, reducing the use of conciliation alternatives and consolidating direct payment as the main mechanism for portfolio normalization.
Additionally, we advanced in proactive collection management, supported by the development of predictive models, digital self-service mechanisms, and personalization in a representative portfolio of the Group, which allowed us to increase effectiveness, optimize costs, and maximize portfolio recovery. This contributed to a reduction in write-offs across all regions.
Within the estimates of the Group’s loan loss provisions, we continued to consider collateral as support for operations, whose physical and market characteristics were reflected in fair value. For the valuation of these collaterals, which was carried out by external entities independent of the Group and with the experience and suitability required by supervisory authorities, factors inherent to the collateral and external factors such as market, macroeconomic, environmental, and political conditions were taken into account. For the impaired portfolio, this valuation was performed at least annually.
Consolidated

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported under the previous structure (Bancolombia Group) as of December 31, 2024.
The gross loan portfolio balance in pesos of Grupo Cibest Consolidated recorded a decrease of 8.3% as of December 2025 compared to the same month of the previous year, largely explained by the classification of the asset group of subsidiary Banistmo as held for sale (see Note 31 – Discontinued operation). This was compounded by the effect of the depreciation of the dollar against the peso, which reduced the peso value of the portfolio of Central American subsidiaries. However, despite the aforementioned factors, growth is highlighted in the corporate and consumer portfolios at Bancolombia S.A. and Bancoagrícola, as well as in the mortgage portfolio in Colombia, driven by a gradual and moderate recovery in commercial dynamics in all countries where the Group operates. The consolidated 30-day past-due loan ratio decreased, standing at 3.95% in December 2025 compared to 5.20% in the same period of 2024. This improvement reflects a strengthening in portfolio quality, mainly driven by the recovery of the consumer portfolio in all regions, as well as the favorable performance of the mortgage portfolio in Colombia. This evolution responds to the coordinated execution of various actions throughout the credit cycle, which enabled the implementation of early, precise strategies aligned with the financial situation of clients and their environment. These measures helped contain impairment and strengthen risk profiles.
Similarly, the consolidated 90-day past-due loan ratio decreased, standing at 2.96% in December 2025 compared to 3.85% in the same period of 2024. This was mainly explained by the recovery and improved performance of the consumer and mortgage portfolios in personal banking.
Meanwhile, the annual cost of credit at the end of 2025 stood at 1.8%, representing a 13% reduction compared to the 2.0% recorded in 2024. This improvement reflects strong performance across all of the Group’s businesses, especially at Bancolombia S.A.
Bancolombia closed 2025 with a gross loan portfolio balance of COP 209 trillion, representing loan growth of 8.9% compared to the previous year. This performance was mainly explained by the Corporate and SME segments, and by the increase in disbursements of the real estate product in personal banking. The 30-day past-due loan ratio closed at 3.8% in December 2025, lower than the 4.8% recorded in the same period of 2024, largely explained by the decrease in past-due loans in the Individuals, SMEs, and Businesses & Independent segments.
Total non-performing loan coverage increased during the period, reaching 160.79% as of December 2025, compared to 155.3%6 in December 2024. Meanwhile, accumulated provision expenses amounted to COP 3.3 trillion, representing a decrease of 43.3% compared to the previous year and resulting in a cost of credit of 1.6% for 2025, also lower than the 2.3%7 reported for 2024. The behavior of provisions, as mentioned above, was mainly driven by the overall strong performance of the loan portfolio during 2025, which resulted in lower impairment compared to the previous year, improved payment behavior by clients, and greater effectiveness in collection management.
Meanwhile, at the end of 2025, the loan portfolio balance in pesos of Bancoagrícola recorded growth of 9.37% compared to the previous year, mainly driven by higher disbursements in the commercial and consumer segments. This result occurred despite the effect of the depreciation of
6 This figure differs from that reported in December 2024, which was calculated under IFRS 9.
7 This figure differs from that reported in December 2024, which was calculated under IFRS 9.

the dollar, which reduced the peso value of the portfolio. The growth of the consumer portfolio responded to the expansion strategy toward individual clients, supported by the evolution of rating models and the expansion of coverage of pre-approved loans. In turn, the increase in the commercial portfolio was mainly explained by participation in syndicated loans granted to clients in the energy, construction, and agriculture sectors.
The 30-day past-due loan ratio stood at 2.0% at year-end, compared to 2.1% recorded in 2024. This variation was explained by higher growth in the balance and a reduction in past-due commercial loans. However, the consumer portfolio showed a slight increase in the indicator, associated with expansion strategies in mass products, which increased risk within expected levels. Coverage closed at 159.3% in December 2025, higher than the 153.6% in the same period of the previous year.
At BAM, there was minimal growth in the loan portfolio in pesos of 0.12% at the end of 2025 compared to the 2024 figure. This variation was explained by the depreciation of the dollar against the peso, in contrast with slight growth in the commercial portfolio in its local currency, especially in the corporate segment, in the infrastructure and natural resources sectors.
The 30-day past-due loan ratio stood at 3.9%, compared to 3.8% at the end of 2024, driven by specific maturities in the real estate sector and the impairment of the mortgage portfolio. Coverage of 30-day past-due loans closed at 117.9% in December 2025, compared to 124.4% in December 2024.
At Bancolombia Panamá, the loan portfolio balance in pesos decreased by 4.62% compared to the previous year, due to a 2.97% decrease in the portfolio in local currency (USD) and the impact of the depreciation of the dollar against the peso during the period analyzed. This reduction was mainly due to prepayments and repayments made by clients during the year, primarily in the corporate and international segments. The past-due loan ratio stood at 0.84% at the end of 2025, compared to 0.33% in 2024, with a coverage level of 177.3%.
Finally, at Bancolombia Puerto Rico, the loan portfolio balance in pesos increased by 8.01% compared to the previous year, explained by the growth of the portfolio in its original currency (USD) of 9.88%, derived from disbursements in the corporate and international segments. This result occurred despite the effect of the depreciation of the dollar, which reduced the peso value of the portfolio. Past-due loans stood at 0.0% at the end of December 2025, compared to 0.17% recorded in December 2024. This variation was due to the strong and sustained performance of the portfolio, as well as the write-off of the few default operations that, during the period, met the criteria established for derecognition. Consequently, no coverage ratio was reported for the company.
The company Banistmo is considered a discontinued operation as of December 31, 2025; therefore, its portfolio is classified under the line item “Assets held for sale” in the statement of financial position. The gross balance as of that date amounted to COP 28.85 trillion (see Note 31 – Discontinued operation).
Country Risk
Capital investments are those made in jurisdictions other than Colombia, as the parent company’s country, that are material either individually or in aggregate by country, and whose purpose is long-term permanence. In order to ensure proper management of country risk in the investments of

Grupo Cibest Consolidado, the Corporate Credit Risk Department defines the guidelines, processes, and methodologies that allow periodic management of country risk to which these investments are exposed, across the stages of identification, measurement, control, and monitoring of such risk.
Consolidated8
The analysis as of December 2025 for Grupo Cibest Consolidado presented below is based on a comparison with the information reported under the previous structure (Bancolombia Group) as of December 31, 2024.
As of December 2025 compared to December 2024, no alerts associated with country risk were identified in the investments subject to this analysis. Likewise, no impairments were observed in the country risk classifications of the countries where Grupo Cibest Consolidado maintains investments.
During 2025, within the portfolio subject to country risk evaluation, a reallocation of investing entities was recorded. The value of investments decreased compared to 2024, mainly explained by the appreciation of the peso against the dollar and the distribution of dividends. These effects were partially offset by profits generated during the period.
Additionally, considering that as of December closing Banistmo is classified as a discontinued operation, as previously reported, both the entity and its investments were excluded from the country risk evaluation group.
Overall, the results for the period do not show adverse changes in the country risk profile of the portfolio, and the observed variations are mainly attributable to market effects and strategic corporate reorganization decisions.
Operational Risk
Operational risk is the probability that Grupo Cibest Consolidado incurs losses as a result of failures or inadequacies in systems, processes, people, infrastructure, or due to external causes or events. This risk may also arise from failures in the models or management information used.
The main objective of Grupo Cibest Consolidado in managing operational risk is to achieve understanding and leverage opportunities to generate benefits, while reducing losses by identifying and addressing threats. This management is framed within the main stages of risk management, namely identification, measurement, control, and monitoring. Grupo Cibest Consolidado maintains continuous identification and updating of the risks to which its operations are exposed. Additionally, it seeks to promote risk management with increasing scope and timeliness through collaborative and coordinated work across different areas and the development of its human talent.
During 2025, we implemented action plans to mitigate the materialization of operational risk and made efforts to strengthen operational resilience. The most relevant achievements are outlined below:
Achievements in Operational Risk Management at Grupo Cibest Consolidado:
8 Nequi, Renting, Wenia, Wompi, Bancolombia Puerto Rico, and Investment Banking do not have investments subject to country risk review as of the reporting date.

•We maintained risk profile coverage above 93%, ensuring that changes in processes, products, channels, and services of Grupo Cibest Consolidado are evaluated and managed in a timely manner, providing a higher level of assurance in achieving the Group’s operational objectives.
•We continued to ensure broad coverage in risk analyses related to suppliers of the Group’s entities.
•We implemented a new Governance, Risk, and Compliance (GRC) tool that strengthens integration between the first and second lines of defense in operational risk management.
•We developed a framework for managing risks arising from the use of Generative Artificial Intelligence within the Group.
•We participated in 100% of the key business transformation initiatives, conducting risk assessments and providing advisory for the definition of controls and action plans.

Achievements in Business Continuity Management at Grupo Cibest Consolidado:
•We conducted simulation exercises to train the Crisis Management Team and validate response protocols. At Bancolombia, we highlight the execution of an industry-wide natural disaster simulation carried out jointly with Asobancaria and member institutions; at Banistmo, a real-time cybersecurity simulation; and at BAM, liquidity crisis and cybersecurity simulations.
•We carried out various continuity exercises, achieving 98% compliance with the defined schedule across all areas: processes, suppliers, technology, infrastructure, and people.
•We reduced the number of crisis events by 4% and decreased their duration by 52%.
•We implemented new contingency measures and highlight, at Bancolombia, progress in the cloud services migration process to respond effectively to disruptions.
•At Bancolombia, we implemented a crisis button that immediately and automatically convenes the Crisis Management Team. Additionally, we developed an AI-supported chat for consulting strategies. At Banistmo, we implemented a virtual assistant with generative AI for front owners and users to manage queries, methodologies, protocols, among others. At BAM, we updated critical suppliers, and at Bancoagrícola we strengthened the disaster recovery strategy.

Consolidated9
The overall operational risk profile of Grupo Cibest Consolidado as of the end of 2025 showed a composition by levels of risk criticality, as follows:
9 Does not include digital businesses.

The “Very critical” group recognizes risks at the highest thresholds in relation to the individual risk appetite defined for each of the companies within Grupo Cibest Consolidado. It should be noted that at the corporate level we carry out continuous updates of risks according to the performance of each business and changes in processes, in line with the defined appetite levels. This results in year-over-year variations in risks.
In turn, residual exposure—that is, exposure after considering the mitigating effect of controls—was mainly represented as follows:

Below is a breakdown of operational risk across all risk categories:

Operational risk losses (materiality) increased by 34% compared to those recorded in 2024, due to the impersonation of new customers, an increase in external fraud in digital channels, and credit and debit cards. Eighty-two percent of the losses are due to external fraud events and 14% to process failures, as shown below:
In particular, to mitigate external fraud events—which are the most significant as mentioned above—we strengthened transactional monitoring in digital channels and carried out security campaigns to mitigate fraud through social engineering techniques.
Standalone
During the year, Grupo Cibest S.A. advanced in strengthening its operational management framework by evaluating certain risks associated with its processes and identifying its main controls. The operational risk profile of Grupo Cibest S.A. showed a composition by levels of risk criticality, concentrated in a tolerable rating (low risks) at 79%, 10% in a moderate rating (medium risks), 8% in a critical rating (high risks), and 3% in a very critical rating (very high risks). Regarding the composition by risk category, 44% were related to process failures, 21% corresponded to internal and external fraud events, and the remaining 36% was distributed among the other identified risk categories.
Financial Leverage Risk

Standalone
Grupo Cibest S.A. uses the double leverage ratio as a key metric to monitor the level of indebtedness associated with financing its investments in subsidiaries. This indicator allows for the assessment of the risk that a parent company may incur losses or see its solvency compromised by financing such investments primarily with debt, generating a two-level leverage structure:
•At the parent level, which assumes debt to invest.
•At the subsidiary level, which may have its own leverage structure.
As of December 2025, the double leverage of Grupo Cibest S.A. stood at 88.2%, as a result of a book value of investments in subsidiaries of COP 35.40 trillion, compared to shareholders’ equity of Grupo Cibest S.A. of COP 40.16 trillion.

This level is within the parameters defined by management and is subject to ongoing monitoring as part of comprehensive financial risk management.
Other Relevant Risks

Below we present the analysis of other relevant risks for Grupo Cibest Consolidado as of December 31, 2025:
Regulatory and Legal Risk
Regulatory risk consists of the possibility of incurring economic losses, reputational, operational, or regulatory impacts due to changes in the regulatory environment in which Grupo Cibest Consolidado operates. This risk also includes impacts arising from the absence of regulation or lack of flexibility in regulation in the face of the entry of non-traditional players aimed at stimulating the economy.
During 2025, relevant regulatory changes were recorded in Colombia, Panama, Guatemala, and El Salvador that could have fiscal, accounting, and operational implications.
Colombia
During the year, regulatory changes were approved across different areas. From a prudential perspective: (i) the Large Exposures regime was adjusted, incorporating exceptions in the calculation of exposures to public sector clients; (ii) the recommendations of Basel Pillar Two were implemented through the adoption of capital and liquidity self-assessment programs (PAC and PAL) and the updating of stress tests, which will come into force in 2028; (iii) regulation regarding related parties of credit institutions was finalized, defining criteria to exclude private equity funds and autonomous trusts, as well as guidelines for managing conflicts of interest and for identifying, quantifying, and monitoring transactions within credit institutions that are part of Grupo Cibest in Colombia; and (iv) the regulatory framework for managing environmental and social risks, including climate risks, was incorporated, integrating them into the supervisory framework of the Financial Superintendency of Colombia (SFC).
In terms of market development: (i) the immediate and interoperable payment system (Bre-B), regulated and administered by the Central Bank, became operational; and (ii) progress was made in the open data architecture to promote financial inclusion.
In the business areas, changes were introduced in the operation of the agricultural credit market, which could impact the amounts allocated to investment in Agricultural Development Titles.
At the capital markets level, several favorable reforms were implemented to deepen market liquidity and efficiency, including: (i) measures to simplify procedures for recurring issuers; (ii) redefinition of the framework for market makers, enabling new entities and establishing prudential requirements; and (iii) changes to the advisory regime, modifying key concepts regarding products and clients’ risk tolerance.
Prospectively, the 2026 regulatory agenda included the issuance of a new Public Tender Offer regime, modernizing the current framework to ensure transparency, protection of minority shareholders, and alignment with international standards. The agenda also included an update to the architecture of the fiduciary business, aimed at strengthening risk management and transparency in the provision of fiduciary services, ensuring greater clarity in the definitions and responsibilities of the actors involved.
In the final days of the year, the Government declared a state of economic emergency which, despite legal challenges regarding its validity, will have an impact on the financial sector by establishing an additional surtax of 10 percentage points on income tax, increasing the total burden to 50% for 2026, with advance payment of the surtax on profits for fiscal year 2025. At the same time, additional taxes were imposed that will affect clients in specific sectors, such as the increase in VAT on alcoholic beverages, tobacco, and gambling, as well as higher taxes in the hydrocarbons sector. Additionally, an extra tax was established for wealth above COP 2 billion, creating a scenario of fiscal pressure that will require new strategic approaches to address the financial needs of individuals with high asset levels.
In Congress, a labor reform was approved, which is expected to have direct implications in terms of labor costs and the adoption of administrative-labor processes, as well as indirect effects due to a potential deterioration of the labor market. A statutory law on protection against identity impersonation was also approved.
Looking ahead, it is expected that initiatives with a “regulatory populism” approach will be processed, including: (i) a new version of “clean slate” policies; (ii) customer service regulations limiting automated systems; (iii) modernization of the consumer protection statute with new obligations for financial services; and (iv) the reduction or elimination of costs for certain financial products and services.
Panama
•Law 481 of 2025: established a preferential interest rate regime for certain mortgage loans, providing that the State will subsidize the lower amount between the rate defined in the preferential brackets and the result of applying up to a maximum of 85% of the rate offered by the bank.
•Agreement No. 7 of 2025: defined principles and criteria to assess the degree of local systemic importance of banks, establishing methodology, factors, and the requirement of an additional capital buffer between 0.5% and 1% by 2030. It also assigned responsibilities to Boards of Directors to internally assess compliance with required capital and approve action plans in case of a potential shortfall. It indicated that the Superintendency of Banks of Panama will annually review the list of systemic banks and determine, through a reasoned resolution, the specific level of required capital. To date, Banistmo would qualify as a locally systemic bank.
Guatemala
Regarding issued regulation, the following standards stand out:
•Resolution JM-98-2025: issuance of the Regulation for Technological Risk Management, which updated guidelines on technological infrastructure, cybersecurity, suppliers, operational continuity, and the use of new technologies, including artificial intelligence.
•Resolution JM-99-2025: amendment to the Regulation on Security Measures in Electronic Channels, incorporating more flexible schemes for unique device identification, maintaining traceability and strengthening technological risk management.

•Resolution JM-125-2025: adjustments to allow the submission of documentation through electronic means before the Superintendency of Banks, modernizing processes and reinforcing document security and traceability.
•Resolution JM-126-2025: amendment to the Regulation for the authorization of mergers and acquisitions, incorporating more robust criteria for corporate reorganization and strengthening supervision in economic concentration transactions.
•Resolution JM-140-2025: issuance of the Regulation for the Destruction of Documents related to Banking Accounting, updating document management and retention practices, reinforcing confidentiality and integrity of information.
Additionally, the Superintendency issued Official Letter No. 6673-2025, warning about the extraterritorial application of the U.S. Anti-Fentanyl Law, which resulted in strengthened enhanced due diligence controls and transaction monitoring to mitigate risks associated with money laundering and terrorist financing.
Regarding regulatory projects, we monitored relevant legislative initiatives such as the Personal Data Protection Law, the Anti-Usury Law, and the Comprehensive Law against Money Laundering and Terrorist Financing. However, the low legislative productivity observed during 2025 limited the progress of these initiatives, maintaining a scenario of regulatory uncertainty in the short term.
El Salvador
During 2025, significant regulatory provisions were approved aimed at deepening the capital markets, modernizing processes, and strengthening financial stability. Among these, the following stand out:
•Law on Alternative Private Investment Funds (PAIF): established a legal framework for sophisticated investors, enabling private collective investment vehicles in traditional and digital assets, under the supervision of the Superintendency of the Financial System and the Central Reserve Bank (BCR).
•Special and temporary 2025 tax amnesty law: granted facilities for the voluntary compliance of tax, customs, and other penalty obligations, providing a 60-day period for regularization.
•Reform to the Law on the Special Registry and Control of Taxpayers: established that the Tax Identification Number (TIN) be digital, universal, and free of charge.
•Extension of the Special Temporary Law on the Suspension of Seizures in the Coffee Sector: extended protection until January 1, 2027.
The Central Reserve Bank approved and amended relevant regulations during 2025, including:
•Technical standards to incorporate Investment Banks as regulated entities and strengthen prudential measures.
•Standards for Alternative Private Investment Funds.
•Guidelines for the administration and operation of mass payments (Transfer365).
•Amendments to regulations on the physical security of ATMs and capital adequacy requirements.

•Update of regulations for liquidity risk management, incorporating high-quality liquid assets, the liquidity coverage ratio, and the net stable funding ratio, with implementation timelines starting in January 2026 and a 100% target by January 2031.
Political Risk
Political risk consists of the possibility of generating economic losses, operational or reputational impacts arising from unpredictable conditions in the political environment, influenced by changes in government, decisions in public administration, modifications in international policies, or in relations between countries. These situations may generate economic instability, loss of investor confidence, liquidity crises, sectoral impacts, social conflicts, unrest, and regulatory restrictions that affect business continuity and access to markets.
During 2025, various factors were identified that could represent relevant political risks for Colombia, Panama, Guatemala, and El Salvador.
Colombia
A few months before the end of the current presidential term, changes have been observed in some ministerial portfolios. This situation has led to the interruption of previously established technical trajectories and changes in political priorities.  This scenario has created additional challenges for regulatory stability and predictability in public policy formulation, factors that affect the country’s economic and financial environment.
During 2025, the fiscal deficit increased, leading to the activation of the fiscal rule escape clause, which resulted in a downgrade of the credit rating, higher levels of indebtedness, and an increase in interest costs.
At the same time, the following occurred: (i) tensions with the legislative branch associated with the call for a popular referendum without legislative approval, along with criticism of the failed processing of various regulatory bills; (ii) questions raised by the executive branch toward the judicial branch; (iii) differences of opinion between the executive and the Colombian Central Bank regarding the implementation of monetary policy; and (iv) differences between the executive and the private sector, arising from announcements aimed at strengthening the provision of goods and services through public entities, which could affect the competitive dynamics of certain sectors.
At the international level, relations with the United States faced a complex situation following increased diplomatic tensions that led to the country’s decertification in the fight against drug trafficking. Toward the end of the year, uncertainty intensified due to statements by both governments regarding national security matters, including incidents in the Caribbean and political events in neighboring countries.  This context has required Bancolombia Consolidado to strengthen controls in terms of compliance and due diligence, in order to mitigate risks associated with sanctions and restrictions derived from the OFAC list.
All of the above takes on particular relevance in light of the 2026 electoral process (legislative and presidential). The new government will face challenges in fiscal, pension, and labor matters.
Panama

Throughout the year, Panama moved from an environment marked by high internal social volatility and external geopolitical tensions to a scenario of greater political stability, strengthened economic governance, and recovery of market confidence.
On the domestic front, the social protests of May and June 2025 were the main factor of economic disruption. However, the agreements reached between the Executive and industry groups reduced operational uncertainty and enabled the gradual normalization of key productive activities. In this context, the negotiation with Chiquita Brands for a phased resumption of operations, scheduled for February 2026, acted as a credibility anchor for foreign direct investment. This measure helped contain the impact on employment and exports, while mitigating reputational risks for the investment climate.
On the geopolitical front, 2025 began with a temporary increase in perceived risk following statements by the new United States administration regarding the status of the Panama Canal. The impact on the market was limited and quickly dissipated due to diplomatic management, which reaffirmed Panamanian sovereignty and avoided a higher risk premium. At the same time, the debate over the legal framework governing mining activity, particularly in Donoso, remained a latent institutional risk, relevant for the perception of legal certainty and the potential medium-term fiscal impact.
From a fiscal and financial perspective, Panama managed to maintain its investment-grade rating during 2025 (Moody’s and S&P), supported by compliance with the fiscal rule, improved sovereign risk indicators, and the implementation of structural reforms. The valuation of sovereign bonds and the compression of credit default swap (CDS) spreads reflected a favorable repricing of country risk. The reform of the Social Security Fund (CSS) strengthened the pension pillar, reduced medium-term contingent liabilities, and reinforced actuarial sustainability, with positive effects on macroeconomic resilience and the credit profile.
In reputational terms, Panama’s removal from the European Union’s high-risk list for AML/ATF was a significant milestone, as it reduced frictions for the financial system, improved the perception of operational risk, and facilitated cross-border trade and financial flows.
Overall, 2025 closed with a reduction in political risk compared to the beginning of the year, supported by greater institutional stability, fiscal discipline, and effective management of social and geopolitical tensions. The preservation of investment grade and the improvement in sovereign risk indicators reinforced the perception of stability in the markets. Looking ahead to 2026, political risk will be determined by the capacity to implement structural reforms (CSS, fiscal, and subsidies), as well as by the orderly management of sectors with high political sensitivity, such as mining and construction.
Guatemala
During 2025, Guatemala experienced a dynamic political and social environment, characterized by institutional efforts to strengthen governance, consolidate public confidence, and advance structural reforms. Interactions between the Executive, the branches of government, and civil society shaped the public agenda, amid citizen expectations for tangible results in basic services, infrastructure, and security.

A central component of the year was the relationship between the Executive and the Public Prosecutor’s Office, which generated political and media debate, highlighting the importance of interinstitutional coordination and respect for legal frameworks as pillars of legal certainty. At the same time, progress was made in processes to renew key authorities within the institutional system, including: (i) the selection of new magistrates of the Supreme Electoral Tribunal (TSE), considered a milestone for ensuring the impartial conduct of electoral processes; (ii) the appointment of magistrates to the Constitutional Court, representing a turning point in the institutional balance; and (iii) the renewal of authorities in the Office of the Comptroller General of Accounts, with direct implications for strengthening fiscal controls and the transparency of public management.
These processes have been subject to political deliberation, reflecting both the interest in strengthening institutions and the need to ensure procedures that generate trust among various social and political actors. In this context, some instances of social mobilization, mainly linked to demands from the education sector, underscored the importance of maintaining dialogue and negotiation mechanisms that allow sectoral demands to be addressed without compromising institutional normality or essential public services.
In terms of security and social coexistence, the country faces structural challenges, with efforts aimed at preserving public order and fundamental freedoms within regulatory frameworks that respect human rights, seeking to reinforce the conditions that enable economic activity and public confidence. This set of factors projects 2026 as a year of transition, where institutional consolidation and the effective articulation of public policies will be decisive for the country’s political and social stability.
El Salvador
During 2025, the Legislative Assembly approved another extension of the state of exception, maintaining constitutional guarantees suspended until January 30, 2026. This measure, which has been recurrent in recent years, reflected the government’s strategy to address crime, although it generates debate regarding its impact on fundamental rights and on the country’s international perception.
Likewise, constitutional reforms were approved to align the term of the magistrates of the Supreme Electoral Tribunal with the presidential term, increasing it from five to six years, which implies that the current magistrates must conclude their functions in 2027. The provision that guaranteed the Judicial Branch a minimum budget equivalent to 6% of the State’s current revenues was also eliminated, replacing it with an allocation based on reasonable needs, which poses challenges for judicial independence.
In the economic sphere, actions derived from the agreement with the International Monetary Fund (IMF) for 1.4 billion dollars and a 40-month term continue, including commitments beyond fiscal strengthening and external stability. Among these commitments are: (i) the gradual increase of the bank liquidity reserve from 12% to 15% by June 2026; (ii) the adoption of Basel III liquidity ratios, incorporated into the regulations issued by the Central Reserve Bank in the fourth quarter of 2025; and (iii) additionally, the government committed to carrying out a comprehensive reform of the pension system, with the publication of an actuarial study in 2025 and the submission of a proposal before February 2026, aimed at correcting a deficit estimated at around 59% of GDP for 2040–

2070. These actions seek to contain contingent liabilities and reduce the exposure of pension funds to government financing, in line with the requirements of the IMF program.
At the end of the year, the IMF acknowledged economic growth in El Salvador of around 4%, higher international reserves, progress in the legal framework for financial regularization, and advances in the pension and liquidity agenda, in addition to highlighting the advanced negotiations for the sale of the state digital wallet Chivo. This context points to a 2026 marked by the need to implement structural reforms and maintain macroeconomic stability amid political and social tensions.

Economic and Sectoral Environment Risk
Economic and sectoral risk is the possibility of generating economic losses derived from commercial and financial impacts caused by imbalances in economic growth, influenced by factors such as inflation, changes in interest rates, unemployment, increased poverty, and social tensions. At the international level, this risk is amplified by uncertainty in the markets, disruptions in supply chains, and the deterioration of trade relations due to geopolitical tensions, affecting global economic conditions.
During 2025, the global economy showed relatively favorable performance, despite the materialization of various risks arising from the tariff and migration policies promoted by the President of the United States. In general, the disruptions and volatility generated by U.S. tariff policy on trade and global supply chains have been offset by improved investment in technology sectors, particularly in artificial intelligence in North America and Asia. In addition, increasingly less contractionary monetary policies in advanced economies, as inflation approaches its target, supported the recovery of capital flows toward emerging markets in the second half of the year. At the same time, the level of political stability had a decisive influence on investor confidence, governments’ ability to implement economic recovery policies, and ultimately on the dynamics of economic growth.
Colombia
On the domestic front, during 2025 the Colombian economy continued in a phase of macroeconomic stabilization, in which GDP accelerated to 2.9% annually. At the same time, inflation stagnated around 5.1%, in line with elevated indexation resulting from the increase in the minimum wage implemented for 2025, upward pressures on regulated prices, and household demand that has shown strong performance. In response to this behavior, the Colombian Central Bank maintained its interest rate at 9.25% since April, supported by a cautious stance regarding the monetary easing process. Although the consensus among analysts anticipated a greater number of cuts in 2025, the Central Bank reduced its policy rate only once, as inflationary and fiscal risks limited the room for monetary easing.
In terms of economic growth, the main drivers were private consumption and public spending, offsetting the deterioration of the trade balance caused by the increase in imports. Household spending grew above GDP, supported by a resilient labor market and remittance income at historic levels. Meanwhile, public spending recorded the highest increase since 2021. In this context, the most dynamic sectors have been entertainment, commerce, and public administration.

However, significant challenges persist in inflationary and fiscal terms. The mandated 23.7% increase in the minimum wage raises the risk of higher prices for goods and services, as well as a potential deterioration in the labor market in the medium term. Nearly 60% of the CPI basket is indexed to the minimum wage and past inflation, increasing the likelihood of an inflation rebound to levels above 6% in 2026. In line with this, the Colombian Central Bank could adopt a more restrictive monetary policy stance to contain price effects and anchor the expectations of households and firms in the economy.
Meanwhile, public finances are going through a critical moment due to significant fiscal imbalances and growth in gross debt exceeding 60% of GDP. The activation of the escape clause of the Fiscal Rule led the Government to maximum levels in its primary deficit (excluding interest spending), close to 3.0% of GDP.
This was compounded by a complex international environment, marked by tariff announcements and geopolitical tensions in the Middle East, factors that could negatively affect inflation and the trajectory of local monetary policy. Regarding foreign trade, the imposition of a universal 10% tariff by the United States on Colombian products did not represent a significant change in the country’s competitive position relative to other economies. In fact, Colombia improved its relative position compared to China, which faces higher tariffs. However, competitiveness was affected relative to the countries that are part of the trade agreement between Mexico, Canada, and the United States.
Thus, Colombia is expected to continue progressing toward a gradual stabilization of its main macroeconomic indicators, including GDP growth, inflation, and interest rates, despite the persistence of inflationary and fiscal risks in a complex electoral environment.
Panama
During 2025, economic activity regained dynamism, with growth of 4.4%, above consensus (3.6%), driven by the recovery of Panama Canal operations following disruptions associated with the El Niño phenomenon, the strong performance of the logistics sector, and the tourism boom, which partially offset the cessation of mining activity.
This stronger performance led to upward revisions in 2026 growth projections, with both the IMF and the World Bank estimating that Panama will grow by around 4.0%, leading regional economic expansion. However, a gradual moderation of the trend is anticipated, in line with the normalization of Canal activity and as a result of potential adverse effects on international trade derived from U.S. tariff policies.
On the price front, controls on food and medicines, together with the decline in oil prices, led to negative inflation rates in the last months of 2025. However, this trend could gradually reverse due to higher pressures on import and transportation costs, in a context marked by global geopolitical tensions.
Nevertheless, the economic outlook faces significant challenges. On the one hand, the labor relocation of workers laid off from Cobre Panamá could be affected by the announcement of the cessation of operations of Chiquita Panamá following prolonged strikes. Additionally, although President José Raúl Mulino has reiterated his commitment to fiscal consolidation, this process could be limited by low levels of tax revenue collection and structural rigidities in spending, such as the annual transfer of around one billion dollars to the pension system, in a context of a high fiscal deficit and risk of losing investment grade, according to warnings from S&P and Moody’s. At the same time, there are some risks concentrated in the implementation of the CSS reform (administrative capacity and oversight), the outlook of the construction sector, and the level of employment and informality.
Guatemala
Guatemala recorded favorable economic performance during 2025, driven by strong growth in financial activities, textile exports, and the tourism boom, which boosted the commerce and accommodation sectors. Inflation remained consistently below the target of the Bank of Guatemala, supported by low international oil prices and the dissipation of supply shocks, while the central bank preserved monetary and exchange rate stability.
Looking ahead, the economy is expected to maintain a favorable dynamic, as increased investment in infrastructure and tourism offsets a potential moderation in remittances associated with a more restrictive migration policy in the United States. In this context, the government of President Bernardo Arévalo has shown a greater willingness to expand spending on infrastructure and social programs, which would provide a moderate fiscal stimulus to growth without compromising the historical strength of public finances.
In terms of monetary policy, the Bank of Guatemala is expected to maintain a stance aligned with the Federal Reserve, with two policy rate cuts in 2025, bringing it to 4.00%.
El Salvador
El Salvador’s recent outlook has been marked by favorable economic growth, despite the weakening of the textile sector, whose external demand has been affected by increased competition from Asian countries in maquila activities. At the same time, inflation has maintained a downward bias, supported by the dynamics of fuel prices.
Looking ahead, economic performance is expected to be shaped by three key factors: (i) weaker external demand, in a context of stable global growth and persistent tariff tensions; (ii) a reduction in remittance flows, associated with tighter U.S. migration policy and the imposition of a tax on transfers, which would limit household consumption; and (iii) reduced fiscal space for public spending, as the Government advances in meeting the fiscal consolidation targets agreed with the IMF.
In this context, although the fiscal front has been the country’s main macroeconomic challenge, a gradual improvement is expected in the short term, accompanied by a strengthening of institutional capacity to respond to external shocks. In terms of prices, a temporary rebound in inflation is expected in the short term due to disruptions in global trade, followed by convergence toward levels close to 1.3% in the medium term.
Third-Party Risks
The outsourcing of activities within Grupo Cibest Consolidado entails operational and strategic risks, especially when providers do not adequately comply with contracted services. This situation may compromise the achievement of objectives, generate disruptions in operations, and increase exposure to risks such as cybersecurity, handling of confidential information, fraud, and reputational risk, particularly under public or regulatory scrutiny.

During 2025, we continued the evaluation plan for critical suppliers, with the objective of strengthening the control environment and improving procurement processes, ensuring effective third-party management and supporting those providers that need to implement controls or improvements in their processes.
Business Continuity and Technological Failure Risk
Within the context of the continuous evolution of Grupo Cibest Consolidado’s businesses, services, and processes to remain aligned with market trends, the Group is exposed to situations that may affect the provision of services to our clients and users, whether due to failures in internal processes, technological systems, or incidents arising from suppliers.
In 2025, we focused on strengthening the operational resilience of Grupo Cibest Consolidado by reinforcing the training of the Crisis Management Team and validating response protocols, incorporating new simulation methodologies. We developed automations in crisis management processes, consultations on protocols, methodologies, drills, and continuity plans based on artificial intelligence, with the objective of improving information availability and strengthening the culture of continuity management across the Group.
Additionally, we carried out the execution of the continuity testing program across all fronts: processes, suppliers, technology, infrastructure, and people, as well as the completion of the planned simulation exercises.
Model Risk
Analytical models continue to be fundamental tools to ensure objective and efficient decision-making in the management of financial risks and other critical processes of Grupo Cibest Consolidado. Recognizing that their use entails model risk—that is, the possibility of economic, reputational, or operational impacts arising from limitations in their design, implementation, or use—the Group strengthened its management framework during 2025, ensuring alignment with regulatory and supervisory standards.
In 2025, management evolved from the design phase toward a controlled operation of the model risk framework. This progress was supported by the implementation of a new classification methodology (tiering) and the deployment of a specialized tool for its application.
One of the strategic focuses of the year was adaptation to the emerging technological environment. In this regard, internal policy was updated and strengthened through the review of general guidelines and the creation of a specific annex for Generative Artificial Intelligence models, incorporating validation guidelines and mandatory technical testing aimed at promoting ethical, secure, and controlled use of new use cases.
In terms of operational efficiency, we expanded the automation of the validation process. The incorporation of quantitative modules for provisioning and liquidity risk models contributed to optimizing review times and strengthening process traceability. Likewise, we implemented an early warning engine to proactively manage the expiration of findings and action plans, contributing to timely follow-up and strengthening internal control.
Cybersecurity and Information Security Risk
Throughout 2025, we evolved the vision and posture of Grupo Cibest Consolidated regarding the governance and management of technological and cyber risk, providing a more mature framework for identifying, measuring, controlling, and monitoring risk, ensuring the confidentiality, integrity, and availability of information assets, and promoting competitive advantage and the enablement of business objectives.
In this regard, we advanced in the implementation of the target model by strengthening the governance structure, defining business and management taxonomies, enabling automated risk identification, assessing business impacts, applying a control method with cost-benefit analysis, and monitoring with alerts on the risk profile and risk appetite. Likewise, we supported and challenged vulnerability management and the implementation of security baselines; advised the business on cloud migration initiatives, adoption of the secure development lifecycle, and the development of inventories; and conducted monitoring and measurement of key risk indicators.
The main achievements of 2025 are highlighted below:
•We defined and approved the policy for the management of technological and cyber risk, strengthening the three lines model and promoting information security.
•We defined and implemented a cyber risk appetite, based on the number of vulnerabilities that Grupo Cibest Consolidado is willing to accept in the technological environment to achieve business objectives efficiently and securely.
•We incorporated more than 280 information assets into risk management.
•We achieved 3.8 times greater coverage in evaluated applications, increasing from 932 to 3,522 applications in inventories.
•We automatically identified more than 11,000 risk events associated with confidentiality, integrity, and availability.
•We associated more than 52,000 attack surfaces with identified vulnerabilities.
•We mapped more than 188,000 unique vulnerabilities associated with the Group’s applications.
•We evaluated more than 248 controls in risk management.
Internal Fraud Risk
Internal fraud, particularly focused on the misappropriation of assets, represents the possibility of economic losses arising from acts committed by employees, officers, or employees of suppliers and/or partners, with the intention of obtaining an illegal benefit or advantage, personal or for third parties, through deception and to the detriment of the Group’s interests. This risk includes the appropriation, embezzlement, or misuse of resources, concealment of assets, misuse of confidential information or intellectual property, unauthorized access to or copying of digital assets, unauthorized expenses, or misuse of technological channels.
During 2025, we deployed strategies aimed at strengthening the control environment and more effectively mitigating the risk of asset misappropriation. The main actions included the following:
•We conducted large-scale training and awareness campaigns for employees in administrative teams, focused on reinforcing knowledge of the Anti-Fraud Program.
•We intervened in processes with improvement opportunities, implementing corrective and preventive controls derived from internal investigations.
•We updated the Asset Misappropriation Policy, ensuring its alignment with international standards.
•We implemented controls to prevent data leakage and protect sensitive data.

•We evaluated the Anti-Fraud Program under the COSO10 methodology.
•We continued with the behavioral model, incorporating an approach based on behavioral risks to anticipate and manage conduct that may lead to internal fraud.
•We enhanced the investigation process with a new operating model that enables the handling of internal fraud investigations under a risk-based approach.
AML/ATF and Corruption Risk
During 2025, we focused on the analysis, design, and implementation of the compliance control environment for Grupo Cibest S.A., responding to the entity’s specific characteristics from a regulatory perspective, as well as to the internal and external context, ensuring the effective, efficient, and timely functioning of the control environment.
Within the framework of our commitment to transparency and sustainability, we implemented a program for the prevention and management of money laundering and terrorism financing risk (AML/ATF), aligned with compliance with the Legal Basic Notice of the Financial Superintendency, as well as with national and international standards in this area. The management of this risk not only covers activities associated with issuance but, through a risk-based approach, incorporates additional practices to strengthen risk management with respect to counterparties and equity investments.
Additionally, the existence of an anti-fraud program was crucial to protecting the integrity and transparency of the Group, preventing financial losses, and safeguarding corporate reputation, in line with our commitment to zero tolerance for fraud. We also adopted a corporate anti-fraud standard, which covers anti-corruption risks, asset misappropriation, and financial reporting fraud.
The Corporate Compliance Vice Presidency continued to expand its scope across compliance systems, including: anti-money laundering and counter-terrorism financing, sanctions, FATCA11 and CRS12, ethics, the Anti-Fraud Program (anti-corruption, asset misappropriation, and financial reporting fraud), personal data protection, habeas data, financial consumer protection, fair competition protection, conduct risk, and regulatory compliance. These areas evolve over time as topics are prioritized and implementation plans are defined, under a risk-based approach and considering their complexity and potential impact on both financial and non-financial businesses.
In line with the above, we advanced in the evolution and strengthening of the Compliance Corporate Governance Model, with a strategic, comprehensive, and adaptable vision, ensuring structured and dynamic development that respects the particularities of each business unit, region, and entity. This evolution is based on the incorporation of cross-functional and technological tools, as well as on the optimization of end-to-end processes, ensuring operational efficiency and sustainability.
External Fraud Risk
In 2025, the management of external fraud risk was consolidated as a strategic pillar for Grupo Cibest Consolidado in the face of increasingly sophisticated techniques, such as impersonation of virtual assistants, vishing, and fraud associated with the impersonation of clients in credit products.
10 COSO: Committee of Sponsoring Organizations of the Treadway Commission
11 FATCA: Foreign Account Tax Compliance Act.
10 CRS: Common Reporting Standard

This drove technological and operational strengthening, evolving toward intelligent and adaptive monitoring models.
At Bancolombia, we implemented an advanced transaction and behavioral monitoring model based on analytics, improving prevention and customer protection. At the same time, recognizing that technology alone is insufficient against social engineering, we continued the “It doesn’t happen until it happens” campaign, reaching more than 36 million people with information on fraud risks and modalities. With this, we demonstrate that security is trust and experience, bringing us closer to the goal of guaranteeing secure interactions and supported customers.
Talent Risk
During 2025, we consolidated the talent risk framework with the objective of managing the main risks and causes that may generate impacts for Grupo Cibest Consolidado, excluding Nequi, Renting Colombia, Negocios Digitales Colombia (Wompi and Wenia) due to the absence of required talent in different roles or the challenges associated with existing talent. In this regard, we developed a corporate methodology to measure the following risks: harmful and unsafe environments, deficiencies in talent attraction and retention, failures in labor relations, and deficiencies in the management of future talent. This methodology, which must be updated at the local level, will allow for comparison of results against the market, monitoring of risk evolution, and the definition of strategies to establish work plans aimed at their mitigation.
Environmental and Social Risk
At Grupo Cibest Consolidado, we carried out actions that strengthened the management of environmental, social, and governance (ESG) risks in our operations and activities, reflecting our commitment to ESG risk management and climate change. As part of this strategy, we have an ESG Risk Corporate Policy13, which establishes guidelines and criteria for the identification, assessment, and comprehensive management of these risks, organized into three main areas:
•Environmental and Social Risk Analysis (ESRA).
•Management of controversial issues in business activities.
•Climate-sensitive industries.
In terms of climate risks, we made progress in strengthening the measurement methodology for physical risks, seeking greater coverage and automation in the assessment of the commercial portfolio and in the incorporation of new climate threats, extending coverage to any client with available information. Regarding transition risks, we advanced in the development of a target model through a methodological proposal that allows for assessment at the sector level. For further details on climate risk management, refer to the Task Force on Climate-related Financial Disclosures (TCFD) section of this document.
In line with climate risk management, Grupo Cibest Consolidado monitored climate vulnerabilities across its facilities, which enabled us to support and strengthen strategies aimed at ensuring operational continuity across all our processes, products, and channels. This comprehensive approach included prevention mechanisms, controls, and training, as well as continuous improvement of internal processes and policies to ensure effective ESG risk management. In
13 To consult the notice, access the following link: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/b9141ff1-1710-4c05-80e0-65fd0c6351e6/Politica_Corporativa_de_Riesgos_ESG.pdf?MOD=AJPERES&CVID=plsBF33

addition, we conducted an initial review of biodiversity-related risks following the Taskforce on Nature-related Financial Disclosures (TNFD) standard, in collaboration with the Inter-American Development Bank (IDB). This effort focused on the timber and palm oil sectors due to their potential impact on biodiversity.
With the aim of strengthening the management of nature-related risks, we initiated a comprehensive process to identify impacts and dependencies on ecosystem services within our investment portfolios. Additionally, we advanced in the measurement of controversial issues related to the issuers that make up these portfolios, enabling deeper monitoring of their performance against ESG factors. These actions expanded Grupo Cibest Consolidado’s capabilities to more effectively assess and manage ESG risks, contributing to the sustainability and resilience of our investments.
Environmental and Social Risk Analysis (ESRA)
At Grupo Cibest, we are committed to sustainability in our processes and products. Accordingly, we adhere to the following agreements: the Equator Principles, the United Nations Environment Programme Finance Initiative (UNEP-FI), the Dow Jones Sustainability Index, the Partnership for Carbon Accounting Financials (PCAF), and we incorporate the standards defined by the International Finance Corporation (IFC), as well as others that may be applicable.
Through this, we aim to promote sustainable economic development and contribute, as a financial actor, to mitigating the effects of climate change by promoting mitigation actions through financing decisions in emission-intensive industries.
With respect to Environmental and Social Risk Analysis (ESRA), the Group manages its processes and internal policies in alignment with the fourth version of the Equator Principles and their entire application framework. These policies include the description of activities that require Environmental and Social Risk Analysis, environmental risk studies for the receipt of collateral, assets received in lieu of payment, and assets delivered through leasing, preventing risks associated with environmental liabilities in real estate where activities sensitive to environmental impacts are carried out.
During 2025, we focused on transforming our current process through the integration of generative AI and the implementation of tools for the monitoring and early warning of covenants. These initiatives allowed us to optimize operational efficiency and create room to increase coverage for 2026 and strengthen risk management, ensuring more agile and precise decision-making. All of this while maintaining the high standards that characterize the entity and generating a tangible impact on the sustainability and competitiveness of the business.
In 2025, entities within Grupo Cibest evaluated 246 transactions for a total amount of 35.2 trillion Colombian pesos. Of the total, 27 correspond to Equator Principles evaluations, amounting to 6.3 trillion Colombian pesos.

	2025	2024	Variation
Amount (COP)	35.21 trillion	27.31 trillion	28.9%
Number of studies	246	216	13.9%

Transactions by Risk Level

Non favorable
2
5
Favorable with conditions
2
44
34
Favorable
20
98
41
0
20
40
60
80
100
120
Low Risk - C
Medium Risk - B
High Risk - A

97% of the transactions received approval, either because they meet all the requirements established in the studies and have demonstrated, through their environmental and social management systems, that they have mechanisms for the control, prevention, and mitigation of the inherent risks of their activities; or because, during their evaluation, the need to establish conditions for approval was identified—conditions that the client must comply with and that are subject to follow-up and monitoring.
On the other hand, 3% of the transactions resulted in non-approval due to causes associated with lack of documentation, non-compliance with legal requirements, failure to provide environmental permits and licenses, and non-compliance with the standards implemented by the Group.
Evaluations by Economic Sector

73% of the exposure evaluated in 2025 corresponds to the hydrocarbons, power generation, natural resources, and infrastructure sectors.
Other sectors correspond to a grouping of industries that individually represent less than 4%.
ESRA under the Equator Principles
Of the 246 transactions carried out, 27 correspond to Equator Principles evaluations or corporate loans. The sector and risk level of the project are detailed below.
Sector and Risk Level of Equator Principles Evaluations
Figures in COP millions

Sector	High Risk – A	Medium Risk – B	Low Risk – C	Total
Food and beverages	-	83,734	-	83,734
Construction	374,443	-	-	374,443
Construction and real estate	-	227,372	-	227,372
Energy	-	980,277	47,000	1,027,277
Infrastructure	2,543,803	1,399,636	-	3,943,439
Natural resources	491,635	180,340	-	671,975

Total	3,409,881	2,871,359	47,000	6,328,240

IV.Customers Are at the Center of Our Business

At Grupo Cibest, the customer is at the core of everything we do. We meet the expectations of nearly 33 million people across Latin America through a diversified financial ecosystem that includes entities such as Bancolombia, Nequi, Wompi, Renting Colombia, Wenia, Bancoagrícola, Banistmo, and BAM.
Through this network, we provide solutions for every need: financial intermediation to manage savings and financing requirements for individuals, households, and businesses; transactional services that support the day-to-day movement of money; and more sophisticated capital markets and asset management services. All of this is powered by technology, innovation, and security, with operational excellence as a strategic pillar that ensures quality, efficiency, and trust.
We aim to deliver a superior customer experience, with greater speed, fewer frictions, and interactions that are close, reliable, timely, and simple. To achieve this, we work on strengthening the Group’s cultural sensitivity and our ability to listen to customers, understand their needs, and make them possible.

Our regional scale translates into proximity and deep knowledge of each market. By understanding the cultural, economic, and social particularities of each territory, we are able to close gaps in access to financial services, with the objective of promoting inclusion, energizing the productive sector, and enhancing countries’ competitiveness for the benefit of all.
Banking Intermediation
We have been in the banking business for more than 150 years, reflecting our ability to evolve and adapt to meet the changing needs of countries, companies, and individuals. As a result, our banks act as partners that support projects which improve people’s quality of life and drive economic growth in the region.
Banking intermediation is at the heart of this commitment: we transform savings into productive investment, connect resources with opportunities, and generate solutions that energize the business fabric and strengthen financial inclusion.
Credit
Gross Loan Portfolio Balance – Grupo Cibest Consolidado
(in COP millions)

Modality	2024	2025	% Variation
Commercial	153,252,811	139,627,922	-8.89%
Consumer	55,815,683	52,753,546	-5.49%
Leasing	27,291,604	28,493,129	4.40%
Housing	41,741,601	34,416,372	-17.55%
Microcredit	1,352,209	1,063,012	-21.39%
Total	279,453,908	256,353,981	-8.27%

The Group’s loan portfolio closed 2025 at COP 256.3 trillion, of which 79% corresponds to Colombia and the remaining 21% to Central America.
Bancolombia disbursed more than COP 166.2 trillion during the year to individuals and companies of all sizes. This represents an annual growth of 6.7%, driven by the recovery of lending to individuals (including consumer and productive loans), stronger momentum in housing credit, and increased demand from companies for foreign currency credit lines, among other factors.
The entity also strengthened financial solutions tailored to customers’ life stages and business requirements, based on a deep understanding of the customer and an expert team that anticipates individual needs in order to offer solutions and service channels aligned with each profile.

Bancolombia also supported the government program “Credit Pact,” an agreement between the Government of Colombia and the financial sector (public and private banking) to increase access to credit in strategic sectors as a mechanism to drive economic recovery.
Under this program, the entity granted more than COP 58.2 trillion to sectors such as manufacturing and energy transition, housing and infrastructure, agriculture, tourism, and the popular economy. This figure represents 26% of total system disbursements and 123% of Bancolombia’s target for the year.
Another front is supporting the development plans of local governments in Colombia. During 2025, it disbursed more than COP 4.7 trillion to meet their financing needs in infrastructure, mobility, education, public safety, and healthcare, among others. In this segment, the loan portfolio balance amounts to COP 17.8 trillion, 24% higher than a year ago.
In El Salvador, Bancoagrícola granted more than USD 3.371 billion in loans during the year, 17% more than in 2024. This result is explained by stronger momentum in financing for SMEs and companies, driven by expectations of improved economic performance and increased investment. At the same time, in the consumer segment, it strengthened its value proposition and carried out pre-approved loan campaigns.
BAM, in Guatemala, disbursed more than USD 4.018 billion in loans, in a context where customer financial health was prioritized, with careful risk management and a focus on ensuring portfolio sustainability.
Meanwhile, Banistmo in Panama granted more than USD 2.957 billion in loans, with growth of 14%. This growth came from improved performance in SMEs, strategic lending placements, and diversification within companies. In the case of loans to individuals, risk policies were strengthened to ensure the stability and sustainability of the portfolio.
At Grupo Cibest, we view access to financing as a mechanism for inclusion; therefore, through our entities we offer solutions that bring credit closer to segments with limited experience or that have traditionally been underserved.
Bancolombia delivered more than COP 145 billion through more than 85,000 small-value loans, of which 54% were disbursed to women and, for 10,000 people, this was their first credit experience.
Another inclusion initiative by Bancolombia is rural labs, which aim to identify and reduce access barriers in rural areas through in-house proposals and collaboration with partners. Under this program, 13 experiments have been developed in different regions of the country, promoting financial education, access to payment methods, and access to credit.
There is also the productive linkages strategy, through which access to financial services is facilitated for small producers and microbusinesses across different value chains, based on information from medium and large companies acting as anchor firms. Under this model, COP 4.7 trillion has been mobilized for value chain participants, promoting formalization, productive development, and the strengthening of local ecosystems that energize regional economies.
Nequi, which in Colombia operated under Bancolombia’s license, closed the year with more than 27 million customers and, during the year, onboarded more than 3.2 million customers who previously used Bancolombia A la Mano.

This platform offers a simple, accessible, and user-friendly experience, with products designed based on user behavior and real needs, understanding inclusion as a path to progress that begins with savings, advances toward digital payments, and is strengthened through credit.
On the financing front, Nequi offers online loans with immediate response, timely disbursement, and clear conditions. More than 710,000 people accessed these loans during 2025, with an average value of COP 2.3 million per loan. As a result, Nequi’s loan portfolio balance closed the year at COP 1.6 trillion.
For its part, Bancoagrícola designs solutions to enable more self-employed workers, small businesses, and entrepreneurs to access banking services. In fact, during the year it added more than 30,000 new customers in this segment, of whom 50% are digital customers. Additionally, it delivered more than USD 476 million in productive loans for agribusiness and SMEs, which support employment and the economy in El Salvador, and offers credit lines for self-employed workers and exporters that help strengthen their competitiveness in local and international markets.
For Banistmo, a key focus area is supporting SMEs led by women. Under the “Impulsa Women’s Banking” strategy, it granted more than USD 174 million and also offers mentoring programs and knowledge transfer in key areas for managing their businesses.
Deposits
Customer Deposits – Cibest Group Consolidado
(in COP millions)

	2024	2025	% Variation
Savings accounts	124,636,994	133,128,722	6.81%
Term deposits	109,760,722	91,673,167	-16.48%
Checking accounts	38,033,696	32,125,941	-15.53%
Other deposits	6,627,989	7,486,126	12.95%
Total	279,059,401	264,413,956	-5.25%

Deposits reflect customers’ trust in the Group’s banks to manage their money and are an important source of funding. Deposits across Grupo Cibest entities closed the year at COP 264.4 trillion.
To provide context, at Bancolombia, the average balance exceeded COP 179.6 trillion, 10.8% higher than in 2024. This includes savings accounts, checking accounts, and term deposits such as CDTs and virtual investment products.

Banking and Transactional Services
We are present in the daily lives of individuals and businesses, supporting them in managing their money, which makes us the channel through which the flow of money in the economies of the countries where we operate moves.
For example, Bancolombia accounts for 72% of monetary transactions in the Colombian financial system and mobilized 42% of flows, according to data from the Financial Superintendency as of September.
This is the result of continuous evolution to offer a comprehensive ecosystem of financial and complementary solutions, integrating different channels and platforms to meet each customer’s needs through an experience that is simple, accessible, timely, and reliable.
2025 was the year of strengthening Bancolombia’s digital channels. With a proprietary platform, complemented by third-party solutions, we transformed the app for individuals (Mi Bancolombia), revamped the Virtual Branch for Individuals, and launched a new Virtual Business Branch. The objective is to expand the offering of financial and non-financial solutions, incorporate advanced fraud management capabilities, and improve transaction monitoring.
More than 9.4 million customers now use Bancolombia’s digital channels, and more than 98% of the bank’s monetary transactions are carried out through these channels. In digital sales, cumulative penetration in 2025 reached 62.3%, with 8.1 million units sold through this channel, 34% more than in 2024.
In Panama, Banistmo implemented the final stage of its new core banking system to strengthen operational capacity and availability, improve customer experience, and consolidate a more agile organization. In terms of interoperability, it integrated with Kuara, an interbank transfer platform that enables instant transfers between banks using only the recipient’s mobile phone number. The bank has more than 179,000 active customers in Individual Digital Channels and more than 9,900 in Business Digital Channels, with digital adoption rates of 41.4% and 65.4%, respectively.
In El Salvador, Bancoagrícola has more than 805,666 digital customers, with digital penetration of 45.6%. The most used channels during the year were Mobile Banking for Individuals, with more than 78.6 million transactions, followed by ATM with 45 million, POS with 44.9 million, and Omniempresas with 18.4 million.
Meanwhile, BAM in Guatemala has more than 283,600 digital individual customers, with adoption of 67.34%, and its digital channels account for 60% of transactions. For companies and SMEs, there are more than 22,000 digital customers, and more than 82% of their operations are conducted through these channels. During the year, they continued evolving toward more modern and secure platforms, with improved experience and enhanced security.
Payment Solutions
During the year, we consolidated transactional solutions that facilitate the payment experience for individuals and merchants in an increasingly digital environment.
Bancolombia leads the debit and credit card market in Colombia. On one hand, it reached 17.4 million debit cards, with which purchases totaling COP 69.9 trillion were made (17% more than a year ago). Regarding credit cards, there are now 3.04 million active cards, which recorded total transaction volume of COP 44.6 trillion, 21.8% higher than in 2024.
One of the major developments of 2025 in Colombia was interoperability, a joint effort by the financial sector and the Central Bank, aimed at eliminating barriers between institutions to enable transfers and payments within seconds using an alphanumeric key.
Bancolombia and other entities, together with Redeban, anticipated this with “Tus llaves,” and in the second half of the year, the Central Bank launched Bre-B, the immediate and interoperable payment system in Colombia that integrates banks, cooperatives, and fintechs into a single network.
At year-end, there were more than 96 million keys registered in Bre-B, belonging to 33 million customers. Of these, 51 million keys correspond to Grupo Cibest entities.
Meanwhile, Bancolombia’s merchant QR, which was launched more than five years ago, paved the way for interoperability by enabling transfers between accounts. In 2025, the QR + Key scheme was created to allow Colombians to make transfers to more than 15 banks, neobanks, cooperatives, and digital wallets. The year closed with 857,592 active merchant keys, through which more than 400 million transactions have been carried out, totaling COP 27.8 trillion.
Likewise, the Bancolombia payment button was a key instrument for merchants’ sales, mobilizing more than COP 7.9 trillion (55% more than a year ago) across more than 45.4 million transactions.
Wompi is a digital platform that has been in the market for six years and has established itself as a relevant player in the payments industry, promoting digital inclusion and the widespread adoption of electronic payments among merchants. It closed 2025 with more than 54,000 active merchants during the year and processed more than COP 50 trillion.
Remittances are a significant source of foreign currency for Latin American countries and constitute an important portion of income for millions of families in the region, translating into consumption and investment that drives economic activity. For this reason, Grupo Cibest entities have developed solutions to support individuals in receiving these transfers.
In Colombia, remittances exceeded USD 13.098 billion, most of which were directly credited into savings accounts, checking accounts, and low-value deposit accounts at Bancolombia and Nequi. This represents annual growth of 10% and gives the Group a 63.7% market share.
Central America is one of the regions where remittances have the greatest weight in the economy. Therefore, Bancoagrícola in El Salvador and BAM in Guatemala support their citizens with different alternatives for receiving funds. In the case of Bancoagrícola, it offers 24/7 digital channels for direct account credit, Mobile Banking, more than 500 ATMs, and a physical network of branches and 800 banking correspondents. This entity has a 34.6% share of the remittances market and more than 83% compared to other banks.
Additionally, Bancolombia is a partner to local governments through digital solutions that optimize collections and payments. Through the bank, territorial collections exceeding COP 7.65 trillion were managed, 45% more than a year ago. Of this total, COP 1.85 trillion corresponded to territorial collections through digital government solutions, and COP 5.8 trillion was achieved through tailored developments for public entities and government suppliers.

Nequi, with Regional Reach
Nequi, which operates in Colombia under Bancolombia’s license, in El Salvador with the support of Bancoagrícola, and in Guatemala under BAM, is one of the key instruments for facilitating access to financial services in these countries.
For Nequi Colombia, one of the priorities during the year was to support the street-level economy and entrepreneurs. To achieve this, in partnership with Wompi it launched Nequi Negocios, a solution that allows small business owners and entrepreneurs to manage their business finances in a simple and secure way.
Another of its objectives is to connect Colombia with the world by serving new financial profiles associated with remote work, migration, and global models. This enabled more than 308,000 people to bring money into Colombia through platforms such as PayPal and Payoneer, and more than one million people received remittances from abroad, mainly from the United States, Spain, and Chile.
Nequi in El Salvador is a secure, low-cost digital solution designed to support Salvadorans and connect with new audiences that have traditionally lacked access to financial services, such as young people and the unbanked population. It already has more than 124,056 onboarded customers, of whom 23,000 are active and 36,850 correspond to unbanked individuals, who together hold deposits of more than USD 438,000 on the platform.
Nequi in Guatemala aims to be part of the daily lives of Guatemalans through digital solutions that strengthen trust and ease in financial management. It seeks to be a relevant player in the development of e-commerce, support formal and informal entrepreneurs in their daily operations, and build meaningful connections through a deep understanding of users and their context. It closed the year with more than 53,000 onboarded users and deposits totaling USD 200,000.
The Bridge to Digital Assets
Wenia, which entered the market in 2024, expands Grupo Cibest’s capabilities in saving, investing, and transferring value by integrating digital assets in response to the new needs of individuals and companies in an increasingly globalized environment.
It operates as an exploratory brand, focused on developing business opportunities that bridge the traditional and digital economy.
In 2025, Wenia surpassed 33,000 customers, with over USD 200 million in transactional volumes. This was made possible through the expansion of its digital asset ecosystem, including the addition of the digital euro (EURC), a broader offering of cryptocurrencies (ADA, LINK, XRP), staking functionality on Solana, and a rewards program for digital dollars holdings.
During the year, Wenia also launched the Global Account, enabling users to send and receive digital dollars to and from bank accounts in the United States, and introduced Wenialogía, the company’s educational platform, designed to promote informed use of digital assets.

Asset Management, Treasury, and Capital Markets
At Grupo Cibest, we believe that the capital markets serve as a bridge between investors seeking to grow their capital and companies that require funding for their projects through more sophisticated structures.

2025 was a decisive year in this direction, with the creation of the Corporate & Investment Banking (CIB) program. This model integrates the best of commercial banking and investment banking, combining the strength of our balance sheet with a sophisticated offering of financial solutions, advisory, and transactional services that create new opportunities for those seeking growth and for investors with a strategic vision.
This allows us to serve corporate and private banking clients in a more comprehensive manner, strengthens our regional presence, and energizes the capital markets.
As part of this evolution, we reorganized our internal structure by consolidating expert teams and adopting more agile frameworks. We also separated the structuring function from origination and distribution in order to specialize processes and ensure greater traceability. All of this with one objective: to deliver more precise, efficient solutions aligned with international best practices.
Under this strategy, the Cibest Capital brand was created, a regional structure of the Group designed to consolidate its offering of securities, investment banking, and products and services linked to capital markets in the region, optimizing service for corporate, institutional, and investor clients.
In 2025, the wealth management operation in the United States became Cibest Capital Advisory Services (Registered Investment Advisor) and Cibest Capital Securities (broker-dealer). This operation grew from USD 815 million in assets under management at the end of 2024 to more than USD 1.469 billion by the end of 2025 and reached operating break-even, as a result of adapting to client needs and managing 2,100 investment accounts.
Another milestone in this evolution is the integration of Valores Banistmo into Cibest Capital, which consolidates and strengthens Grupo Cibest’s regional capabilities in securities, investment banking, and capital markets-related products across the countries where it operates. As a result, its brand was changed to Cibest Capital Panamá, which has more than 2,580 clients and assets under management exceeding USD 5.7 billion.

Financial Education
At Grupo Cibest, we conceive financial education as a strategic pillar to promote well-being and sustainable development among individuals, businesses, and communities. As a financial ecosystem that integrates banking, transactional services, capital markets, and asset management, we assume the responsibility of generating value beyond the economic dimension by promoting knowledge that enables informed and responsible decision-making in a dynamic and global environment.
In our vision, financial well-being is not limited to theoretical concepts, but translates into the ability to manage daily finances, cope with unforeseen events, define clear goals, and move toward financial freedom. Therefore, we have designed initiatives that combine innovation, technology, and proximity, offering digital and in-person experiences that facilitate access to knowledge and strengthen skills across all our stakeholder groups: customers, employees, partners, and communities.
During 2025, we consolidated programs aimed at transforming habits and mindsets, fostering healthy practices that contribute to stability and progress. These actions reflect our commitment to inclusion, equity, and sustainability, pillars that guide each of our decisions as a group:

Region	Number of Programs / Initiatives	Beneficiaries	Investment
Colombia	179 initiatives	301,869,513* people / companies / views / likes / plays	COP 23.098 billion
Panama	5 programs	7,129 people	USD215,698.93
Guatemala	7 programs	More than 6,000 people + mass digital reach	USD 300,000 +**
El Salvador	4 programs	25,875 people	USD676,631.52
* Most of the actions implemented were mass in nature, meaning they were directed at a large audience for which a single participation is not always tracked; therefore, the same person may be counted multiple times across different activities.
**Investment in Guatemala includes multi-year projects approved in 2024 and 2025, with execution extending into 2026.
We look ahead with the aim of continuing to consolidate a financial culture that transcends borders and sectors, integrating innovation, collaboration, and knowledge in every interaction. Our challenge is to continue evolving as an ecosystem that inspires trust and provides tools so that each person and organization can achieve their goals and contribute to sustainable development in the region.
Distribution Network
We offer our products and services through a network of traditional branches, sales representatives, and customer service channels, as well as through Mobile Service Points, an ATM network, online and computer-based banking, telephone banking, mobile banking services, and points of sale (Nearby Service Points), among others.
Transactions carried out through electronic channels represented more than 94.80% of total transactions in 2025, compared to 95.74% in 2024. Additionally, as of December 31, 2025, Bancolombia had a sales force of approximately 13,882 employees.
The following are the distribution channels offered by Grupo Cibest entities as of December 31, 2025:
Branch Network
As of December 31, 2025, our consolidated branch network consisted of 912 offices, including 564 Bancolombia branches, 37 Renting Colombia branches, 93 Bancoagrícola branches, 37 Banistmo branches, 142 BAM branches, and 39 branches of other subsidiaries.

Company (1)	Number of Branches 2025	Number of Branches 2024	Number of Branches 2023
Bancolombia S.A.(Colombia)	564	578	583
BAM (Guatemala)	142	155	157
Renting Colombia (2)	37	63	65
Bancoagrícola	93	91	9
Banistmo	37	39	39
Valores Bancolombia	17	19	19
Fiduciaria Bancolombia	8	8	7
Financomer	1	3	4
SUFI	1	2	2
Inversiones CFNS S.A.S.	2	2	2
Investment Banking	2	2	2
Bancolombia Panamá	1	1	1
Bancolombia S.A. Panamá Branch	1	1	1
Valores Banistmo	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1
Arrendadora Financiera S.A.	1	1	1
Valores Banagricola, S.A. de C.V.	2	1	1
Cibest Capital Holdings USA LLC	1	1	1
Transportempo S.A.S.	0	0	1
Total	912	969	978
(1) For some subsidiaries, the head office is considered a branch.
13 “Localiza” stores and 13 “Puntos Éxito” were closed.
Banking Correspondents

A banking correspondent is a platform that enables non-financial institutions, such as retail stores open to the public, to provide services and carry out financial transactions in locations where banks and financial institutions have limited or no presence. As of December 31, 2025, we had 37,045 banking correspondents, including 28,640 in Colombia, 395 in Panama, 6,168 in Guatemala, and 1,842 in El Salvador.
Mobile Service Points (MSPs)
MSPs are sales advisors who periodically visit small localities to offer our products and services. As of December 31, 2025, we had 486 MSPs (458 in Colombia, 10 in Guatemala, and 18 in El Salvador). Panama does not have MSPs.
Kiosks
Kiosks are located within our branches, in shopping centers, and in other public places, and allow our customers to carry out various self-service transactions. As of December 31, 2025, we had a total of 500 kiosks: 213 in El Salvador and 287 in Colombia. Panama and Guatemala do not have kiosks.
Automatic Teller Machines
We have a total of 6,149 ATMs, including 5,212 in Colombia, 599 in El Salvador, and 338 in Panama. BAM sold its Guatemalan ATM network (155 units) to 5B in November 2023 and outsources its ATM services.
Online / Computer-Based Banking
We offer various online and computer-based banking options designed to meet the specific needs of our different customer segments. Through various platforms (IT and internet-based solutions), our customers can check account balances and monitor transactions in their deposit and loan accounts.
Telephone Banking
We provide personalized and convenient advisory services to customers across all segments through automated interactive voice response (IVR) operations and a contact center available 24/7.
Mobile Banking Service
Our customers can carry out various transactions from their mobile phones, including transfers between Bancolombia accounts, balance inquiries, QR code payments, and bill payments.
Business Connections Banking Service
Business Connections is a differentiating feature of Bancolombia’s product line. It consists of a direct connection between Bancolombia’s servers and the client, enabling transactions and document exchange, complementing our cash management and factoring products. It offers a secure and efficient option for clients to manage their funds, particularly their cash management needs.

Sustainable Financing
Part of our value creation actions focuses on supporting commercial teams and clients in identifying and structuring financing opportunities that incorporate ESG criteria, offering differentiated terms in rates, tenors, and structures for investments in assets, working capital, and projects associated with cleaner production processes, the adoption of green technologies, energy efficiency, renewable energy, and alternative fuels, as well as initiatives for waste reduction and recovery under circular economy models.
Likewise, we promote sustainable construction and infrastructure projects, sustainable mobility, the blue economy, and specific solutions for the agricultural sector, including sustainable livestock and poultry farming, contributing to the development of more resilient and inclusive value chains.
This value proposition is delivered through a comprehensive sustainable financing offering, which includes various types of projects such as working capital linked to sustainable certifications, sustainability-linked loans, and financing for initiatives in energy efficiency, renewable energy, sustainable construction and infrastructure, circular economy, sustainable mobility, and sustainable agricultural development.
These solutions are managed in an integrated manner across the Group’s business lines, including the commercial portfolio, leasing schemes, factoring and working capital solutions, foreign currency operations, and specialized financing mechanisms, implemented according to the specific characteristics of each market in Bancolombia, Banistmo, Bancoagrícola, and BAM, consolidating a regional platform that combines positive impact, financial strength, and long-term sustainable value creation.
Through our four banks, in 2025 we disbursed USD 4.039 billion in sustainable financing.

Entity	Sustainable Purpose	Total Product (USD millions)	Total Bank (USD millions)
BAM	Sustainable construction	36.91	48.66
	Sustainable housing	10.03
	Sustainable mobility	1.72
Bancoagrícola	Renewable energy loans	47.53	66.43
	Energy efficiency	4.81
	Sustainable construction	14.09
Banistmo	Sustainable mobility	92.02	115.71
	Renewable energy	19.98
	Energy efficiency	0.05
	Circular economy	3.66
Bancolombia*	Sustainable certifications	172.60	3,808.75
	Sustainability-linked loans	173.01
	Sustainable infrastructure	263.07
	Sustainable construction	644.87
	Mobility	411.12
	Circular economy	820.30
	Energy efficiency	179.43
	Renewable energy	652.12
	Sustainable livestock	6.32
	Cleaner production	23.73
	Factoring	239.19
	Sufi	222.99
Total Grupo Cibest			4,039.55

*Bancolombia figures were converted to dollars using the exchange rate (TRM) as of December 31, 2025, which was COP 3,757.08.

V.We Are the Place Where Talent Wants to Be

We are a people-centered organization. This drives us to enable our talent to develop a flexible, creative, determined, and entrepreneurial mindset through experiences that unlock their potential in a safe environment with equal opportunities for all.
Our management approach focuses on preparing and retaining the talent required to face business challenges and ensure the evolution and sustainability of the companies that are part of Grupo Cibest.

Contextualized and Personalized Experiences
During 2025, we worked on developing a deep understanding of our talent through practices such as enhancing analytical capabilities and segmenting the value proposition, which allowed us to offer programs aligned with employees’ profiles and expectations.
Employee experience is a key strategic capability for Grupo Cibest. In this regard, understanding how our talent perceives key moments such as onboarding, development, recognition, role changes, and exit from the organization helps us evolve the design of people-centered practices, thereby strengthening the connection between the organization and its employees.
During 2025, through the Voice of the Employee program, implemented across all our banks, we strengthened our listening capabilities to identify the issues that matter most to our employees and act accordingly. This year, we achieved an average participation rate of 92% and a favorability score of 94% in engagement: 96% would recommend the organization to people they know as an excellent place to work; 93% believe their work provides a sense of personal achievement; and 92% feel motivated to exceed expectations in their roles.
We also took a decisive step by updating the employee experience evolution roadmap, incorporating initiatives not only from Talent and Culture but also from strategic areas such as Customer and Employee Service, Technology, Customer Experience, and Payroll. Through a cross-functional approach, we were able to design and manage this roadmap by integrating operational processes, measurements, and dashboards to enhance the employee experience at key interaction moments.
In this context, the Data Squad, our Talent and Culture analytics community, was consolidated at the corporate level by adding in 2025 ten members from Banistmo, Bancoagrícola, and BAM, and 24 from Bancolombia, forming a team of 34 people. They received training in data technologies and analytical models to promote a culture of innovation and information within their respective businesses, with the objective of advancing an analytics-driven culture and process automation, laying solid foundations to make data a powerful enabler of talent retention.

2025 was also a key year in strengthening our employer brand, through initiatives that positioned the companies of Grupo Cibest as places where people choose to grow and thrive. This achievement was made possible through initiatives such as building partnerships with universities, internships, dedicated programs, and presence on social media, job fairs, schools, and other strategic settings, contributing to the delivery of a competitive value proposition that promotes development for both employees and candidates.
An example of these actions is TalentoB, an essential program to attract and connect young professionals with Bancolombia, Bancoagrícola, Banistmo, and BAM. It enables the building of strong relationships from the early stages of careers, allowing emerging talent to feel part of our culture and future vision. Through learning experiences, we create a bridge between young professionals and the organization, particularly in key roles such as software engineering, cybersecurity, experience design, analytics, and digital analytics, among others. During 2025, there were 187 TalentoB participants at the corporate level.

Energizing culture and leadership to achieve our purpose
Mindset in Motion, our first cultural statement as Grupo Cibest, is a strategic initiative to activate new ways of thinking, deciding, and acting in uncertain and complex environments. In 2025, being in #ModoMeM represented our commitment to moving away from autopilot and toward a conscious and creative approach to business and societal challenges, strengthening adaptability and reinforcing a shared purpose.
Together with 52 leaders from Grupo Cibest, we defined Mindset in Motion as a cultural statement to promote adaptability among our talent. A total of 7,200 people from Grupo Cibest and 5,700 sales employees in the branch network in Colombia participated in the launch, which aimed to empower individuals to develop a mindset in motion and face change in a sustained manner, while positioning change management as an accessible organizational capability.
We also worked on operational excellence through initiatives such as MinutosB “The Totem of Excellence”, in which more than 27,000 employees in Colombia, Guatemala, El Salvador, and Panama reflected on responsibility, rigor, and timeliness to achieve operational excellence, deliver a better customer experience, and drive business results.
Frank Conversations, aimed at fostering safe environments and outstanding performance, was another initiative implemented across several Grupo Cibest companies, with the participation of 12,182 employees. It used gamification resources with Franco the Dragon to put into practice the elements of effective conversation.

Safe and Productive Environments
We promote the creation of safe work environments where each person feels valued and respected for who they are, regardless of their gender, sexual orientation, nationality, ethnicity, or any other dimension of diversity. In 2025, we made progress in consolidating strategies that demonstrate our commitment to diversity, well-being, and mental health.
Some of the most notable practices in this area included:

•Strengthening our talent information systems by creating fields such as the characterization of persons with disabilities, self-identified name changes, and the registration of gestational mothers and fathers, enabling us to make informed decisions and design relevant actions.
•Ongoing awareness and training actions on diversity, equity, and inclusion, reaching a corporate coverage level of 99.8%.
•The companies within Grupo Cibest also implemented various programs to measure the level of progress of their strategies in diversity, equity, and inclusion. As a result, improvement actions were adopted to close gaps, enabling certifications such as Friendly Biz and Aequales in Colombia, and certification of the Gender Equality Management System by the OSN (Salvadoran Organization for Standardization) at Bancoagrícola.

Well-Being for High Performance
At Grupo Cibest, we care for the holistic well-being of our talent. In this regard, we believe that enjoyment is an essential part of a balance in which we value work well done and outstanding performance, celebrate our achievements, and safeguard the physical, mental, and financial health of our employees.
Our commitment to well-being and enjoyment was reflected through milestones that demonstrate our dedication to holistic well-being and the creation of an environment where each person finds tools to manage their time effectively, celebrate achievements, and live in harmony.
Some figures that support this management are:
•Investment in well-being programs: USD 5,213,961
•Number of well-being activities carried out: 47,765
•Number of employees and their families who participated in well-being activities: 234,895
•Employee loans: more than COP 215 billion disbursed
Skills with a Strategic and Systemic Vision of Talent
Each step in the personal and professional growth of our employees builds the future we envision as a Group. When we design development strategies, we do not focus solely on skills; we also seek to inspire people to take ownership of building their best version.
Development is understood as a process of transformation and evolution of the individual, through the ability to raise awareness of one’s own competencies, the willingness to take responsibility for improvement opportunities, and the generation of new behaviors, thoughts, and attitudes that positively impact high performance and organizational results.
Some initiatives that reflect this commitment to talent evolution include:
The identification and management of talent pools with the objective of consolidating a high-performance culture and developing the talent required to ensure the organization’s sustainability.
At the corporate level, our talent pool consists of 195 high-potential talents, 654 specialized talents, and 379 key talents. Each of the businesses within Grupo Cibest is committed to offering development and retention actions tailored to its context, in order to meet strategic needs and promote their evolution and the achievement of outstanding results.
We also developed initiatives to support new generations of women seeking to transform the future through technology, with programs such as Women in STEM and Wompi Girls. These initiatives promote the professional development of university women in Science, Technology, Engineering, and Mathematics careers through mentoring, inspiration, and connections with industry role models, as a first step toward strengthening women’s presence in technology and on the path to leadership. Grupo Cibest closed 2025 with 1,150 women in STEM roles.
Performance management has been consolidated as a corporate practice and has continuously evolved to enhance excellence among employees. In 2025, 31,016 people, representing 100% of the target population, received their annual performance evaluation, with an average score of 4.56.

Learning for the Future
We have declared that training is a highly relevant organizational strategy and that learning is a personal decision, where shared responsibility and self-development play a crucial role in people’s evolution. Our challenge as Grupo Cibest is to remain at the forefront with a high-quality, tailored program offering to address the present and future needs of the business.
In this regard, we implemented learning initiatives aimed at strengthening the skills and practices of our talent, framed within each company’s own ecosystem. Through structures and strategies such as the academies of Bancolombia, Banistmo, offshore operations, and Bancoagrícola, the cross-functional school of Renting, the Colideratory at Wompi, Wenialogía and Aprende con Wenia at Wenia, as well as agreements with institutions and licenses to access programs on virtual platforms, we achieved a significant impact on the development of our talent:
•5,737 managers trained in Leadership Institute programs, equivalent to 99.7% of all managers
•An average of 39 training hours per employee and 62 for leaders, with an investment of USD 229 per person
•43 scholarship recipients in in-person and virtual programs
•99.8% completion of the virtual training plan
At the same time, this year Academia Bancolombia joined the organization’s commitment to business challenges toward 2030. Accordingly, in September it delivered the executive program “Leading Transformation: Trends and Challenges of Tomorrow’s Banking,” in partnership with Pompeu Fabra University. This executive program brought together 35 senior executives from Grupo Cibest with the objective of driving a shared vision for the next five years and reinforcing the commitment to leadership development, innovation, and sustainable value creation for the organization.

A Corporate Model that Enables the Strategy
As Grupo Cibest, we made progress in consolidating our practices and working models. In the first months of 2025, together with the different compensation committees, we finalized approvals related to the variable compensation scheme and reached agreements on matters such as adjustments to the cost of capital methodology, the percentage distribution of SVA by geography, approval and rollout of variable compensation schemes for digital sales, among others; in addition to implementing digital signatures for employment contracts across Grupo Cibest.
Regarding regulatory compliance and risk mitigation, during 2025 we worked on updating policies for talent management, labor regulations, adjustments required by the Labor Reform in Colombia, and the adoption of organizational best practices to ensure alignment with the organizational strategy.

Human Rights and Our Employees
In line with Grupo Cibest’s Corporate Policy, we maintained constant monitoring to identify, address, mitigate, and remedy any potential human rights violations that could affect our stakeholders. Through mechanisms such as the Ethics Hotline and the Contigo System, we ensured these situations were handled with strict confidentiality.
The most widely used channel by our stakeholders is the Ethics Hotline. Our employees also use the Coexistence Committee, which is established in accordance with Colombian and Panamanian regulations to investigate complaints related to workplace harassment.
In 2025, no cases of direct human rights violations were identified as a result of the Bank’s operations. Through the Contigo System, three cases were handled in which related parties violated human rights through inappropriate sexual behavior; action and remediation plans were implemented, as the affected individuals were employees.
Two incidents of discrimination by a third party affected two female employees.
Remediation actions for the affected individuals included:
•More than 15 additional hours of psychological first aid, beyond the support already provided to 1,286 employees through the Contigo line; specialized legal advice to file criminal actions; reporting to competent authorities; administrative and disciplinary actions against the reported individuals; implementation of a methodological protocol for real-time support to employees working in the field; inclusion of controls in procurement processes (RFPs) with partners to ensure and verify compliance with labor standards; advisory support to partners for the development of their own prevention, investigation, and remediation protocols; and ongoing training for teams handling cases involving alleged human rights violations.
•With respect to operations and suppliers where the right to freedom of association and collective bargaining could be at risk, Grupo Cibest includes the identification of this risk in its corporate human rights due diligence and risk matrix. For 2025, no complaints of violations of this right were identified. Suppliers have access to the Ethics Hotline to report issues related to this risk, and a clause is included in the sustainability annex requiring suppliers to respect the right to association and collective bargaining.
All cases are investigated under strict standards of neutrality and confidentiality.

Human Rights “Promote, Respect and Remedy”
Within the framework of promoting, respecting, and remedying human rights, Grupo Cibest has maintained a public statement since 2013, grounded in the Universal Declaration of Human Rights, as well as in the UN Guiding Principles on Business and Human Rights. Additionally, this statement is complemented by voluntary commitments adopted by the organization, such as the Equator Principles, the Principles for Responsible Investment, and the Carbon Disclosure Project. These commitments encompass climate protection, anti-corruption efforts, water resource management, and the promotion of peace, among others.
Our policy sets out our commitments toward stakeholders, with the aim of ensuring that none of our procedures, activities, or operations have a negative impact on the respect for human rights of individuals, the organization, or third parties connected to the Group.
For this reason, it is based on four pillars:
1.Human rights with our employees.
2.Human rights with individuals linked to suppliers, contractors, and partner companies.
3.Human rights within the community.
4.Human rights of customers and individuals who may be affected by a project to be financed.
During 2025, we continued joint efforts among several Group teams to strengthen the policy, optimize processes, and validate that the governance model and control environment effectively contribute to the protection of human rights. Our management approach supports continuous improvement.
For additional information, please refer to the management reports of the banks within Grupo Cibest.

Relationship with Employees

Talent Management
a.EMPLOYEE DISTRIBUTION BY COMPANY AND COUNTRY

Bancolombia and subsidiaries
Company	N.° de Employees 2024	N.° de Employees 2025
Bancolombia (Colombia)	23,113	23,447
BAM (Guatemala)	3,691	3,233
Bancoagrícola (El Salvador)	3,079	3,097
Banistmo (Panama)	2,276	2,119
Offshore	181	190
Valores Banistmo (Panama)	50	46
Subtotal Employees	32,390	32,132
Other Companies
Renting	950	941
Nequi S.A. Compañía de Financiamiento	542	579
WOMPI S.A.S.	152	194
Wenia	68	79
Grupo Cibest S.A.	0	12
Cibest Capital Holdings and subsidiaries	8	10
Valores Simesa S.A.	2	2
Banagrícola Costa Rica	2	2
Subtotal Employees	1,724	1,819

Total Employees	34,114	33,951

Other Types of Non-Direct Contracts
External – service provision contracts	27,572	27,231
Interns / apprentices	578	579

*The figures presented include clarifications regarding the organizational scope of each indicator by subsidiary, considering exceptions within Grupo Cibest’s boundaries.
*Offshore includes Bancolombia Panama and Bancolombia Puerto Rico.

Indicator	2024	2025	% Variation	Numerical Variation
	Number	Number
Number of employees	34,114	33,951	-0.48%	-163

b.GRI 405-1 DEMOGRAPHICS
We recognize demographic diversity and generational changes, seeking greater flexibility in all organizational development processes and the inclusion of gender, knowledge, and diverse capabilities.

Indicator		2024		2025
		Number	%	Number	%
Gender	Women	19,264	59%	19,790	58%
	Men	13,126	41%	14,161	42%
Age	Employees under 30 years old	8,927	28%	8,737	26%
	Employees aged 30–50	20,787	64%	22,451	66%
	Employees over 50 years old	2,676	8%	2,763	8%
Tenure	Employees with less than 3 years of tenure	9,468	29%	8,928	26%
	Employees with 3–10 years of tenure	9,568	30%	11,241	33%
	Employees with more than 10 years of tenure	13,354	41%	13,782	41%
Diversity	Number and % of women in managerial roles	2,012	50%	2,315	49%
	Number of women at junior level	1,796	52%	2,070	50%
	Number and % of women in senior management	216	40%	245	40%
	Number and % of women in commercial roles	951	58%	966	56%
	Number and % of women in STEM roles	3,937	39%	1,150	25%
	Number of employees from minority groups (disabilities, ethnic groups, Afro-descendants, etc.)	256	0.8%	265	0.8%

Women in Leadership Positions – Bancolombia and Domestic Subsidiaries
Classification	2024		2025
	Number of Employees	Participation	Number of Employees	Participation
Female	151	40.3%	147	39.2%
Male	224	59.7%	228	60.8%
Total	375	100.0%	375	100.0%

*In 2025, figures include 33,951 direct employees of Bancolombia, domestic and international subsidiaries, and other companies. In 2024, this information did not include the latter due to corporate guidelines and data quality criteria applicable at that time.
*In 2024, STEM employees were identified based on academic background; for 2025, classification was refined based on salary category tagging.
*The senior management category includes positions from senior management to the presidency.

c.NEW HIRE RATE GRI 401-1

Indicator	2024		2025
	Events	% / Rate	Events	% / Rate
Total hires	2,985	9%	3,056	10%
Female hires	1,633	55%	1,670	55%
Male hires	1,352	45%	1,386	45%
Hires under 30 years of age	2,132	71%	2,060	67%
Hires aged 30–50	831	28%	985	32%
Hires over 50 years of age	22	1%	11	0%
Bancolombia hires	1,064	5%	1,694	7%
BAM hires	896	24%	511	16%
Bancoagrícola hires	602	20%	450	15%
Banistmo hires	376	17%	378	18%
Offshore hires	40	22%	20	11%
Valores Banistmo hires	7	14%	3	7%
*Data includes Bancolombia and domestic subsidiaries, BAM, Bancoagrícola, Banistmo, Bancolombia Panama/Bancolombia Puerto Rico (Offshore), and Valores Banistmo, for a total workforce of 32,132 employees.
d.TURNOVER (PARTICIPATION) BY EMPLOYEE SEPARATIONS GRI 401-1

Indicator	2024		2025
	Events	% Turnover	Events	% Turnover
Total separations	3,512	10.84%	3,330	10.4%
Female separations	2,041	58%	1,923	58%
Male separations	1,471	42%	1,407	42%
Separations under 30 years of age	1,392	40%	1,223	37%
Separations aged 30–50	1,695	48%	1,691	51%
Separations over 50 years of age	425	12%	416	12%
Voluntary separations	1,333	38%	1,154	35%
Terminations without cause (dismissals)	449	13%	795	24%
Mutual agreement separations	897	26%	838	25%
Terminations for cause	165	5%	195	6%
Retirement	89	3%	111	3%
Separations during probation period	34	1%	37	1%
Death	23	1%	14	0%
End-of-term contract separations	512	15%	178	5%
Disability retirement	0	0%	0	0%
Other causes	10	0%	8	0%

Representative Turnover Indicator	2024		2025
	Events	% Turnover	Events	% Turnover
Bancolombia turnover	1,649	7.1%	1,376	5.9%
BAM turnover	911	24.7%	969	30.0%
Bancoagrícola turnover	463	15.0%	432	13.9%
Banistmo turnover	464	20.4%	538	25.4%
Offshore turnover	20	11.0%	11	5.8%
Valores Banistmo turnover	5	10.0%	4	8.7%
*Data includes Bancolombia and domestic subsidiaries, BAM, Bancoagrícola, Banistmo, Bancolombia Panama/Bancolombia Puerto Rico (Offshore), and Valores Banistmo, for a total workforce of 32,132 employees.
TURNOVER BY EMPLOYEE SEPARATIONS GRI 401-1

Indicator	2024		2025
	Events	% Turnover	Events	% Turnover
Voluntary separations	1,333	4.12%	1,154	3.59%
Terminations without cause (dismissals)	449	1.39%	795	2.47%
Mutual agreement separations	897	2.77%	838	2.61%
Terminations for cause	165	0.51%	195	0.61%
Retirement	89	0.27%	111	0.35%
Separations during probation period	34	0.10%	37	0.12%
Death	23	0.07%	14	0.04%
End-of-term contract separations	512	1.58%	178	0.55%
Disability retirement	0	0.00%	0	0.00%
Other causes	10	0.03%	8	0.02%
*Data includes Bancolombia and domestic subsidiaries, BAM, Bancoagrícola, Banistmo, Bancolombia Panama/Bancolombia Puerto Rico (Offshore), and Valores Banistmo, for a total workforce of 32,132 employees.
e.PROMOTIONS – GRUPO CIBEST

Indicator	2024		2025
	Events	Promotion Rate	Events	Promotion Rate
Total promotions	3,930	12%	3,240	10%
Promotions – women	2,025	52%	1,829	56%
Promotions – men	1,905	48%	1,411	44%
*Data includes Bancolombia and domestic subsidiaries, BAM, Bancoagrícola, Banistmo, Bancolombia Panama/Bancolombia Puerto Rico (Offshore), and Valores Banistmo, for a total workforce of 32,132 employees.

f.COMPENSATION BY GENDER AND AGE RANGE GRI 405-2
With the objective of aligning with international standards from UN Women, and based on internal decisions regarding confidentiality of figures in public reporting, pay equity data are adjusted at the senior management level by excluding positions such as President or direct reports to them with high strategic impact. The calculation is also adjusted by job evaluation level using the Korn Ferry methodology, in line with the ILO principle of equal pay for equal work. For this same reason, and additionally due to distortions in the pay gap caused by exchange rate effects, a single overall average and median salary for women and men across all banks and offshore offices is not disclosed.

*If a job level does not include employees of one gender, it is not possible to calculate the pay gap at that level.

Bancolombia – Colombia
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (COP)	% below Men
Senior management	Female	39%	21,522,812	4.29%
	Male	61%	23,166,880
Mid-level strategic	Female	39%	10,168,747	3.49%
	Male	61%	10,464,206
Professional	Female	52%	5,748,556	0.53%
	Male	48%	5,947,081
Operational	Female	69%	4,265,247	0.17%
	Male	31%	4,299,790

BAM – Guatemala
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (USD)	% below Men
Senior management	Female	33%	10,615	-5.24%
	Male	67%	11,056
Mid-level strategic	Female	33%	4,009	1.55%
	Male	67%	3,643
Professional	Female	46%	1,403	3.47%
	Male	54%	1,559
Operational	Female	62%	559	-1.24%
	Male	38%	583

Bancoagrícola – El Salvador
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (USD)	% below Men
Senior management	Female	49%	7,412	3.47%
	Male	51%	8,584
Mid-level strategic	Female	48%	2,753	3.06%
	Male	52%	3,012

Professional	Female	50%	1,343	0.12%
	Male	50%	1,384
Operational	Female	60%	613	0.61%
	Male	40%	614

Banistmo – Panama
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (USD)	% below Men
Senior management	Female	48%	10,381	3.99%
	Male	52%	10,641
Mid-level strategic	Female	48%	4,067	2.88%
	Male	52%	4,171
Professional	Female	59%	1,830	7.00%
	Male	41%	2,089
Operational	Female	79%	940	-0.96%
	Male	21%	960

Offshore – Panama and Puerto Rico
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (USD)	% below Men
Senior management	Female	20%	16,299	-13.16%
	Male	80%	14,404
Mid-level strategic	Female	69%	4,859	-11.23%
	Male	31%	4,926
Professional	Female	69%	2,128	4.78%
	Male	31%	2,410
Operational	Female	68%	1,083	7.32%
	Male	32%	1,164

Valores Banistmo – Panama
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (USD)	% below Men

Mid-level strategic	Female	40%	6,547	-11.08%
	Male	60%	6,055
Professional	Female	56%	2,080	3.45%
	Male	44%	2,486
Operational	Female	50%	980	5.81%
	Male	50%	1,040

Renting – Colombia
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (COP)	% below Men
Senior management	Female	15%	19,975,078	11.83%
	Male	85%	24,609,458
Mid-level strategic	Female	15%	10,877,976	3.34%
	Male	85%	11,302,872
Professional	Female	44%	4,901,016	8.56%
	Male	56%	5,184,430
Operational	Female	38%	2,663,017	-7.67%
	Male	62%	2,198,603

Nequi – Colombia
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (COP)	% below Men
Senior management	Female	53%	36,459,082	-10.48%
	Male	47%	30,228,664
Mid-level strategic	Female	53%	13,650,087	11.75%
	Male	47%	15,367,160
Professional	Female	45%	7,916,589	-0.82%
	Male	55%	8,065,434
Operational	Female	70%	4,638,764	-7.52%
	Male	30%	4,284,650

Wompi – Colombia
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (COP)	% below Men

Senior management	Female	25%	22,429,699	8.98%
	Male	75%	27,003,902
Mid-level strategic	Female	25%	12,088,430	-15.81%
	Male	75%	11,830,105
Professional	Female	47%	6,697,653	-6.04%
	Male	53%	7,034,288
Operational	Female	79%	3,300,266	-2.68%
	Male	21%	3,214,245

Wenia – Colombia
Hierarchical Level	Gender	2025
		Population Percentage	Average Monthly Salary (COP)	% below Men
Senior management	Female	50%	27,024,634	-23.86%
	Male	50%	24,984,651
Mid-level strategic	Female	50%	12,415,960	11.99%
	Male	50%	15,013,507
Professional	Female	46%	6,766,179	11.48%
	Male	54%	8,318,243

g.TALENT DEVELOPMENT GRI 404.1

Indicator	2025
Leaders trained in the Leadership Institute program*	5,737 managers, 99.7% of total managers
New managers trained*	536 managers, 99.9% of new managers
Total training hours	1,272,266

Average training hours per employee	39 hours/employee
Average virtual training hours per employee	31 hours/employee
Average in-person training hours per employee	8 hours/employee
Average training hours per male employee	39 hours/employee
Average training hours per female employee	39 hours/employee

Indicator	2025
Average training hours per female employee	62
Average training hours per non-manager employee**	36
Average training investment per person*	USD229
In-person and virtual scholarship recipients	43 employees
*Data includes Bancolombia and domestic subsidiaries, BAM, Bancoagrícola, Banistmo, Bancolombia Panama/Bancolombia Puerto Rico (Offshore), and Valores Banistmo.
**The classification of managers includes senior management and mid-level strategic roles; non-managers include professional, operational, and trainee roles.

Training Plan Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,610	3	1,613	99.81%
BAM	2,604	23	2,627	99.12%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%

Total	26,545	31	26,576	99.88%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	604	7	611	98.85%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,611	7	5,618	99.88%

Anti-Fraud and Anti-Corruption Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,612	1	1,613	99.94%
BAM	2,618	9	2,627	99.66%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,572	7	19,579	99.96%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	26,559	17	26,576	99.94%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	608	3	611	99.51%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,171	4	4,175	99.90%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,611	7	5,618	99.88%

Free Competition (Antitrust) Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia	19,574	5	19,579	99.97%

Total	19,574	5	19,579	99.97%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia	4,175	0	4,175	100.00%
Total	4,175	0	4,175	100.00%

Cybersecurity Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,612	1	1,613	99.94%
BAM	2,619	8	2,627	99.70%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	26,562	14	26,576	99.95%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	608	3	611	99.51%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,615	3	5,618	99.95%

Code of Ethics Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,612	1	1,613	99.94%
BAM	2,622	5	2,627	99.81%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%

Total	26,565	11	26,576	99.96%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	609	2	611	99.67%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,616	2	5,618	99.96%

Diversity, Equity and Inclusion Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,610	3	1,613	99.81%
BAM	2,607	20	2,627	99.24%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	26,548	28	26,576	99.89%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	604	7	611	98.85%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,611	7	5,618	99.88%

Occupational Health and Safety and Road Safety Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
BAM	2,615	12	2,627	99.54%

Bancolombia	19,574	5	19,579	99.97%
Total	22,189	0	22,206	99.92%
Managers	Completed	Not Completed	Total	Completion %
BAM	607	4	611	99.35%
Bancolombia	4,175	0	4,175	100.00%
Total	4,782	4	4,786	99.92%

Personal Data Protection and Habeas Data Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,611	2	1,613	99.88%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	23,942	7	23,949	99.97%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,007	0	5,007	100.00%

Financial Consumer Protection Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia	19,574	5	19,579	99.97%
Total	19,574	5	19,579	99.97%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia	4,175	0	4,175	100.00%
Total	4,175	0	4,175	100.00%

SARLAFT Training Completion 2025

Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,612	1	1,613	99.94%
BAM	2,617	10	2,627	99.62%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	26,560	16	26,576	99.94%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	607	4	611	99.35%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,614	4	5,618	99.93%

Operational Risk Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,611	2	1,613	99.88%
BAM	2,615	12	2,627	99.54%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	26,557	19	26,576	99.93%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	608	3	611	99.51%
Bancoagrícola	429	0	429	100.00%

Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,615	3	5,618	99.95%

Information Security Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,612	1	1,613	99.94%
BAM	2,618	9	2,627	99.66%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	26,561	15	26,576	99.94%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	607	4	611	99.35%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,614	4	5,618	99.93%

Sustainability Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,612	1	1,613	99.94%
BAM	2,623	4	2,627	99.85%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%

Total	26,566	10	26,576	99.96%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	608	3	611	99.51%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,615	3	5,618	99.95%

SOX Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Banistmo	1,612	1	1,613	99.94%
BAM	2,618	9	2,627	99.66%
Bancoagrícola	2,576	0	2,576	100.00%
Bancolombia	19,574	5	19,579	99.97%
Puerto Rico	7	0	7	100.00%
Valores Banistmo	38	0	38	100.00%
Total	26,561	15	26,576	99.94%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%
BAM	608	3	611	99.51%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,615	3	5,618	99.95%

Employee Knowledge (Know Your Employee) Completion 2025
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Banistmo	355	0	355	100.00%

BAM	608	3	611	99.51%
Bancoagrícola	429	0	429	100.00%
Bancolombia	4,175	0	4,175	100.00%
Puerto Rico	2	0	2	100.00%
Valores Banistmo	8	0	8	100.00%
Total	5,615	3	5,618	99.95%

Crisis Management Training Completion 2025
Employees	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	136	0	136	100.00%
Puerto Rico	7	0	7	100.00%
Total	143	0	143	100.00%
Managers	Completed	Not Completed	Total	Completion %
Bancolombia Panamá	38	0	38	100.00%
Puerto Rico	2	0	2	100.00%
Total	40	0	40	100.00%

h.PERFORMANCE EVALUATION GRI 404-3
The target population of employees to be evaluated was 31,016.*

Indicator	2024		2025
	Number	%	Number	%
Employees with performance evaluation**	31,275	100%	31,016	100%
Women with performance evaluation**	18,627	100%	18,427	100%
Men with performance evaluation**	12,648	100%	12,589	100%

Employees with Performance Evaluation by Job Category	Women	Men	Total	% by Category
Senior management	221	322	543	1.75%
Mid-level strategic	1,905	1,793	3,698	11.92%
Professional	6,533	5,960	12,493	40.28%
Operational	9,768	4,514	14,282	46.05%
Percentage by gender	59%	41%	100.00%	100.00%

*This figure includes the target population (31,016) and employees who had exceptions due to prolonged absences or union leave (1,659).
***Data includes Bancolombia and domestic subsidiaries, BAM, Bancoagrícola/Costa Rica, Banistmo, Bancolombia Panama/Bancolombia Puerto Rico (Offshore), and Valores Banistmo.
**A 360-degree competency evaluation is implemented for Bancolombia and its domestic subsidiaries, BAM, Bancoagrícola/Costa Rica, Banistmo, Bancolombia Panama/Bancolombia Puerto Rico (Offshore), and Valores Banistmo. This allows for a comprehensive view of performance, gathering feedback not only from the manager but also from peers and team leaders, resulting in a more transparent and objective evaluation that adds value to employee development.
**Top-down performance evaluation (manager-to-employee evaluation).
i.BENEFITS FOR FULL-TIME EMPLOYEES THAT ARE NOT PROVIDED TO PART-TIME OR TEMPORARY EMPLOYEES: GRI 401-2
Well-Being Programs
We implemented a portfolio aimed at the holistic well-being of employees and their families, including yoga classes, meditation sessions, social, recreational and cultural events, and recognition activities, with the purpose of strengthening integration, promoting participation, and contributing to the creation of a healthy work environment. We also promote healthy habits through active breaks, physical activity programs, nutrition talks, and courses focused on strengthening personal and professional skills.
* Applies to Bancolombia, Banistmo, BAM, Bancoagrícola, Bancolombia Panama, and Puerto Rico.
Preferential-Rate Loans
As part of our commitment to comfort, financial peace of mind, and the achievement of our employees’ goals, we provide loans at preferential employee rates, enabling them to purchase housing, vehicles, finance education, or enjoy vacations. These preferential conditions are established in the collective bargaining agreement and in the benefits policy, ensuring comprehensive support for their life projects.
* Applies to Bancolombia, Bancolombia Panama, Banistmo, BAM, and Bancoagrícola.
Insurance, Policies and Healthcare Assistance
We offer our employees a comprehensive insurance portfolio that includes life insurance, health insurance, disability coverage, and voluntary home and vehicle insurance. In addition, we provide financial advisory services on pensions and specialized training for those preparing for this stage of transition.
We also guarantee access to healthcare services through contributions to the social security system in each country: Health Insurance Entities in Colombia, ISSS in El Salvador, IGSS in Guatemala, and the Social Security Fund in Panama. As a complement, we have agreements with insurers that allow employees to choose additional health plans or policies, which can also be extended to their families if they wish.
* Applies to Bancolombia, Bancolombia Panama and Puerto Rico, Banistmo, BAM, and Bancoagrícola.
Savings Programs
We have a mutual savings fund that supports employees in achieving their goals. Through this benefit, the Bank contributes 50% of the employee’s regular contribution, strengthening their savings capacity.
Additionally, through our financial well-being portfolio, we offer financial education programs and personalized advisory services with experts, providing tools to make informed decisions and strengthen each person’s financial health.
* Applies to Bancolombia, Bancolombia Puerto Rico, and Banistmo.
Parental Leave
As part of our “Creating Bonds” strategy, we support our employees throughout all stages related to family dynamics. We offer maternity and paternity leave that facilitate bonding with their children during the first year of life. Additionally, we provide allowances for birth, adoption, and childcare, as well as breastfeeding support and healthy pregnancy programs. These initiatives are complemented by educational support actions, including guidance and agreements with educational institutions.
* Applies to Bancolombia
j. SUPPORT PROGRAMS FOR OUR TALENT – OWN INDICATORS
Well-Being Programs
* Applies to Bancolombia, Banistmo, BAM, Bancoagrícola, Bancolombia Panama, and Puerto Rico.

Bancolombia and Domestic Subsidiaries
2025
Investment in Quality of Life programs	COP 14,100,490,502.00
Number of Quality of Life activities carried out	47,285
Number of well-being activities carried out	2,207
Number of activities carried out for employee health	17,551
Number of activities carried out in human safety	27,527
Number of participations by employees and their families in Quality of Life programs	198,532

Banistmo (includes Valores Banistmo)
2025
Investment in Quality of Life programs	USD394,230
Number of Quality of Life activities carried out	278
Number of well-being activities carried out	105
Number of activities carried out for employee health	128
Number of activities carried out in human safety	45
Number of participations by employees and their families in Quality of Life programs	14,814

Offshore (Bancolombia Panama and Puerto Rico)
2025
Investment in Quality of Life programs	USD98,566
Number of Quality of Life activities carried out	81
Number of well-being activities carried out	46

Number of activities carried out for employee health	32
Number of activities carried out in human safety	3
Number of participations by employees and their families in Quality of Life programs	1,947

Bancoagrícola (El Salvador)
2025
Investment in Quality of Life programs	USD482,858
Number of Quality of Life activities carried out	64
Number of well-being activities carried out	38
Number of activities carried out for employee health	25
Number of activities carried out in human safety	1
Number of participations by employees and their families in Quality of Life programs	6,640

BAM (Guatemala)
2025
Investment in Quality of Life programs	USD434,499
Number of Quality of Life activities carried out	57
Number of well-being activities carried out	38
Number of activities carried out for employee health	8
Number of activities carried out in human safety	11
Number of participations by employees and their families in Quality of Life programs	12,962

Preferential-Rate Loans
* Applies to Bancolombia, Bancolombia Panama, Banistmo, BAM, and Bancoagrícola.

Bancolombia and Domestic Subsidiaries
	2025
Loans Disbursed	Amounts (COP)	# Loans
Total value of loans disbursed	637,801,585,000	7,034
Education loans	3,267,645,298	213

Housing loans	465,729,684,147	1,915
Other	168,804,255,555	4,906

Banistmo (includes Valores Banistmo)
	2025
Loans Disbursed	Amounts (USD)	# Loans
Total value of loans disbursed	16,324,622.06	785
Education loans	-	0
Housing loans	6,006,442.03	49
Other	10,318,180.03	736

Offshore (Bancolombia Panama and Puerto Rico)
	2025
Loans Disbursed	Amounts (USD)	# Loans
Total value of loans disbursed	1,448,671.97	51
Education loans	-	0
Housing loans	697,656.64	6
Other	751,015.33	45

Bancoagrícola
	2025
Loans Disbursed	Amounts (USD)	# Loans
Total value of loans disbursed	15,950,338.36	1,495
Education loans	-	0
Housing loans	3,588,813.91	56
Other	12,361,524.45	1,439

BAM
	2025
Loans Disbursed	Amounts (USD)	# Loans
Total value of loans disbursed	9,223,121	512
Education loans	39,354.61	7
Housing loans	1,513,245.45	122
Other	7,670,521	383

Insurance, Policies and Healthcare Assistance
* Applies to Bancolombia, Bancolombia Panama and Puerto Rico, Banistmo, BAM, and Bancoagrícola.

Bancolombia Colombia
	2025
	Organizational Investment (COP)	Employee Contributions (COP)	Employees Benefited	Family Members Benefited
Organizational investment / contribution	89,502,556,288	86,226,359,067	23,966	15,999
Health	72,115,722,633	63,436,086,375	18,333	15,158
Group life (employer-paid)	8,686,835,709	0	23,966	0
Personal accidents (employer-paid)	1,212,105,186	0	23,966	0
Other	7,487,892,760	22,790,272,692	9,096	1,229

Banistmo (includes Valores Banistmo)
	2025
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Organizational investment / contribution	3,966,280	589,594	2,119	1,606
Health	3,645,980	589,594	2,119	1,606
Group life (employer-paid)	320,300	0	2,119	0
Other	0	0	0	0

Bancoagrícola
	2025
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Organizational investment / contribution	3,656,337	0	3,097	3,457

Health	3,379,678	0	3,055	3,457
Group life (employer-paid)	276,659	0	3,097	0
Other	0	0	0	0

Offshore (Bancolombia Panama and Puerto Rico)
	2025
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Organizational investment / contribution	456,488	21,055	190	157
Health	410,463	21,055	190	157
Group life (employer-paid)	46,025	0	190	0
Other	0	0	0	0

BAM
	2025
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Organizational investment / contribution	2,475,451	1,087,475	3,233	1,768
Health	2,221,054	1,087,475	2,191	1,768
Group life (employer-paid)	254,397	0	3,233	0
Other	0	0	0	0

Savings Programs
* Applies to Bancolombia, Bancolombia Puerto Rico, and Banistmo.

Bancolombia (figures in COP)
2025
Organizational investment / contribution	18,735,985,769.00
Employee contribution	37,471,971,540.00
Total savings	56,207,957,309.00
Employees benefited	15,710

Banistmo (includes Valores Banistmo – figures in USD)
2025
Organizational investment / contribution	1,036,525.12
Employee contribution	1,161,328.24
Total savings	2,197,853.36
Employees benefited	2,006

Bancolombia Puerto Rico (figures in USD)
2025
Organizational investment / contribution	20,507.25
Employee contribution	41,014.50
Total savings	61,521.75
Employees benefited	7

Parental Leave
* Applies to Bancolombia.
Parental leave – absenteeism rate due to maternity/paternity leave

Grupo Cibest Indicator	2024	2025
Absenteeism rate due to maternity/paternity leave	0.91	0.86
Women	1.47	1.39
Men	0.09	0.10
Suppliers	0.2	0.11

*This indicator includes all maternity or paternity leave requested voluntarily by employees. This benefit can be used in two ways: 1. (1) by taking the leave granted by the social security system, in accordance with the regulations of each country; (2) by requesting the additional paternity days defined in each country: Guatemala: 3 statutory days and 1 additional benefit day; Colombia: 2 statutory weeks and 3 months of work from home according to internal processes; Panama: 3 statutory days and 2 additional benefit days; El Salvador: 3 statutory days and 7 additional benefit days. This information is obtained from records reported to payroll by employees, along with the corresponding maternity or paternity leave certificate issued by the social security entity, and is recorded in the systems used in each country.
*Absenteeism rate due to maternity/paternity leave = [Number of days absent due to maternity/paternity leave during the reporting period / Total number of scheduled working days during the reporting period] × 100.
*Information related to suppliers does not constitute the total absenteeism rate due to maternity/paternity leave for Grupo Cibest; rather, it is used for management, monitoring, and oversight purposes.
k. KEY OCCUPATIONAL HEALTH AND SAFETY (OHS) INDICATORS
Occupational Health and Safety Management System
GRI Indicator 403-1
Committed to Well-Being, Occupational Safety, and Mental Health
In our organization, people’s well-being is a strategic priority. Through the Talent and Culture Vice Presidency, we lead a comprehensive management approach to well-being, safety, and physical and mental health, aligned with the regulatory frameworks in force in Colombia, Panama, Guatemala, Puerto Rico, and El Salvador.

Objective	Achievement
Maintain at least a 95% compliance level of the OHS management system (SG-SST) with Resolution 0312 by December 2025.	A 99% compliance level was achieved with the minimum standards established by Resolution 0312/2019 for Bancolombia and its business lines.
Intervene in 80% of the population with high and very high risk in the dimensions of emotional demands, leadership characteristics, and social relationships at work, based on the results of the 2024 psychosocial risk survey (EFRPS), by December 2025.
A 66% coverage of the target population was achieved through various workshops focused on emotions and leadership.
Reduce the absenteeism rate due to medical causes by 5%, from 1.96% to 1.86% by December 31, 2025.	The objective was achieved, reducing absenteeism below the target to 1.69%.
* Prioritizing the health and well-being of employees, strategies were implemented to promote self-care and prevent health impacts, contributing positively to absenteeism management and its severity during 2025.
Audits and Certifications
During 2025, we successfully completed the self-assessment of the mandatory minimum standards of the Occupational Health and Safety Management System (SG-SST), including its components, as well as the self-reporting of the Strategic Road Safety Plan (PESV), conducted by ARL SURA. We achieved a result of 99% compliance with the minimum standards under Resolution 0312 and 97% in the self-report of the Strategic Road Safety Plan. Additionally, as part of our internal control system, we conducted an annual audit based on the recognized COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework, carried out by our internal audit team. This enabled us to identify opportunities for improvement and ensure compliance with occupational health and safety regulations at Bancolombia and its business lines, with an overall result of: satisfactory.
In our organization, occupational health and safety are fundamental priorities that drive us to develop action plans and prioritization efforts. We strive to ensure a safe and healthy work environment for all our employees and stakeholders.
Occupational Health and Safety Policy

As a financial organization, we are committed to protecting the well-being, safety, and physical and mental health of our stakeholders: employees, contractors, shareholders, temporary external personnel, and visitors. This policy applies to the various workplaces located within Bancolombia, Banistmo, BAM, Bancoagrícola, Bancolombia Panama, and Puerto Rico, where we are committed to systematically identifying, assessing, and controlling occupational risks, prioritizing hazard elimination and promoting a safe and healthy work environment for the well-being of our employees and their stakeholders.
We continue implementing processes that enable continuous improvement to strengthen our occupational health and safety management system, constantly evaluating our performance and ensuring compliance with applicable regulations.
The OHS policy is approved by the Board of Directors through the Talent and Culture policies.
The Occupational Health and Safety Policy is shared with all presidents of the business lines for approval and signature, and is subsequently communicated to all employees through its publication on the intranet, as well as through the mandatory annual OHS induction and re-induction course, in which each employee must confirm that they have read and understood it.
We are currently in the process of updating the policy for Grupo Cibest as a result of the creation of the holding company. To learn more about the policy and objectives for Bancolombia, click
https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/82483fe6-4f79-48ad-bf48-6a45b3890df4/GB_OHS_policy.pdf?MOD=AJPERES&CVID=oydfcPI
Hazard Identification, Risk Assessment, and Incident Investigation
GRI Indicator 403-2
Identification and Assessment of Risks
At Grupo Cibest, aligned with our purpose of promoting sustainable development and the well-being of all, we work to identify, assess, and address hazards that could lead to incidents, accidents, occupational illnesses, or emergencies. Our objective is to ensure healthy and safe workplaces for all our stakeholders.
To achieve this, we apply recognized methodologies such as NTC GTC 45 and BS 8800, which allow us to assess risks and define effective controls. This process is carried out with the participation of different roles: analysts, leaders, members of the COPASST (OHS committee), and certified occupational health and safety professionals.
In 2025, we conducted the hazard identification and risk assessment process (IPEVR), evaluating eleven risk factors and prioritizing six based on the occurrence of events in our operations: public risk, biomechanical risk, locational risk, mechanical risk, psychosocial risk, and traffic risk. Based on this identification, intervention measures were implemented following the hierarchy of controls, proposing actions in processes, infrastructure, work environments, and personal protective equipment when necessary.

Among the prevention and control measures implemented, the following stand out: training in road safety and management of violent situations, ergonomic standards, preventive maintenance, training in emotional management and psychological first aid, as well as channels for reporting risks or health limitations. These actions reinforce our commitment to prevention and the creation of safe working environments for all.
In the following chart, we can visualize the results of the 2025 assessment:
The analysis makes it possible to observe the behavior of inherent risk (chart 1), that is, the risk that exists without any controls applied. By implementing the hierarchy of controls, it is observed how residual risk (chart 2) decreases significantly thanks to the measures adopted and their prioritization. This result reflects our commitment to continuous improvement and to the creation of an increasingly safe work environment for all.
Hazard and Risk Reporting
As one of the controls to mitigate risks, we provide various communication channels through which our employees can submit reports in the event of any hazard or risk:
•Employee portal
•COPASST (OHS committee)

•Mailboxes
•Leaders and human relations teams
•Risk assessments
•Maintenance alerts
•Coexistence committee
•Ethics Hotline
For our suppliers and contractors, we also provide available communication channels. Through these, they can report conditions they consider hazardous, request inspections, request support, and more:
•SIGESA information system
•Mailboxes
•Talent and Culture partner – Suppliers

Investigation of Occupational Accidents
We take the safety and health of our employees seriously. For this reason, we investigate any incidents, accidents, or occupational illnesses that occur within the company. These investigations are conducted using different methodologies, such as the causal tree and fishbone diagram, depending on the nature of the identified risk. A multidisciplinary team participates in the investigation process, including members of the Joint Occupational Health and Safety Committees, with the objective of generating improvement actions for processes, environmental conditions, and work practices. Lessons learned from these investigations are shared with employees through bulletins and the intranet, in order to prevent their recurrence and promote a healthy work environment for all.
As part of the verification process of the OHS management system (SG-SST) for our suppliers, they are required to report accidents involving their employees in Bancolombia operations. Follow-up is conducted on the closure of action plans, and the relevant conditions are managed accordingly. Additionally, participation is carried out in the investigation of serious or high-potential events that may occur.
ABSENTEEISM RATE

Grupo Cibest Indicator	2024	2025
Days of absenteeism due to illness	209,279	185,054
Women	116,618	101,613
Men	42,446	38,382
Suppliers	50,214	45,059
Absenteeism rate due to illness	1.97	1.69
Women	2.43	2.08
Men	1.29	1.13
Suppliers	1.1	0.73

*Absenteeism rate due to illness = [Number of days absent due to general illness, occupational illness, and workplace accidents during the reporting period / Total number of scheduled working days during the reporting period] × 100.
*Maternity/paternity leave and other types of leave are excluded from this indicator, as they are not part of absenteeism due to medical causes.
*Information related to suppliers does not represent the total absenteeism rate for Grupo Cibest; it is used for management, monitoring, and oversight purposes.
*This indicator includes employees of Grupo Cibest during the evaluated period, covering all countries where we operate (Bancolombia, Banistmo, BAM, Bancoagrícola, Bancolombia Panama, and Puerto Rico).
*Each country where we operate applies specific legal conditions for absenteeism, in addition to working days and holidays.
*Supplier figures correspond only to Bancolombia, as other countries do not require them under their legal definitions.
Work-Related Injuries
GRI 403-9

Hours Worked	2024	2025
Grupo Cibest	91,543,633	105,389,367

Grupo Cibest Indicator	2024	2025
Number of fatalities due to occupational accidents	1	1
Women	0	0
Men	0	0
Suppliers	1	1
Fatality rate due to occupational accidents	0.00	0.00
Women	0.00	0.00
Men	0.00	0.00
Suppliers	0.01	0.00
Number of serious work-related injuries	7	17
Women	2	8
Men	3	6
Suppliers	2	3
Rate of serious work-related injuries	0.02	0.03
Women	0.01	0.05
Men	0.03	0.05
Suppliers	0.01	0.01
Number of work-related injuries	388	422
Women	254	255
Men	72	99
Suppliers	62	68
Rate of work-related injuries	0.85	0.80
Women	1.49	1.46
Men	0.6	0.80
Suppliers	0.37	0.30

Main types of occupational injuries	% 2024	% 2025
Blow, contusion, or crushing	0.33	0.52
Acute poisoning, intoxication, or allergy	0.15	0.10

*Work-related injury rate = [Total number of occupational accident cases during the period / Total hours worked by employees during the same period] × 200,000.
*Hours worked = [8 hours × working day].
*This indicator includes employees of Grupo Cibest during the evaluated period, covering all countries where we operate (Bancolombia, Banistmo, BAM, Bancoagrícola, Bancolombia Panama, and Puerto Rico).
*Each country where we operate applies specific legal conditions for absenteeism, in addition to working days and holidays.
*Supplier figures correspond only to Bancolombia, as other countries do not require them under their legal definitions.
*For the main types of injuries, only Bancolombia is considered, as it represents more than 80% of Grupo Cibest’s data.

Grupo Cibest
c. Occupational hazards that present a risk of occupational accident injury with major consequences, indicating:
i. How these hazards are determined.	Through analysis and investigation carried out using the risk and hazard matrix of each subsidiary.
ii. Which of these hazards have caused or contributed to serious workplace injuries during the reporting period.
The main hazards identified by subsidiary are as follows:
BAM:
•Same-level and different-level falls
•Mechanical risk from impacts
Bancoagrícola
•Same-level and different-level falls
Bancolombia:
•Public risk
•Same-level and different-level falls
•Mechanical risk from impacts
Banistmo
•Mechanical risk from impacts
•Same-level and different-level falls
Bancolombia Panamá
•No events reported

iii. Measures taken or planned to eliminate these hazards and minimize risks through the hierarchy of controls.	Administrative controls such as demarcation, reinforcement of best practices, development of standards, and lessons learned.
d. Whether the rates have been calculated per 200,000 or per 1,000,000 hours worked.	200,000
e. Whether any workers have been excluded from this disclosure, including the type of worker and the reason for exclusion.	All subsidiaries are included except Bancolombia Puerto Rico, as it does not have risk and hazard measurement.
f. Any contextual information necessary to understand how the data were collected, including any standards, methodologies, or assumptions used.
Through the collection of employee reports to the Bank and the respective reports from each subsidiary, where information on potential workplace accidents is recorded and managed. Based on this information, different prevention and risk control actions are generated, as well as follow-up on the health of affected individuals.

Work-related disease injuries
GRI 403-10

Grupo Cibest Indicator	2024	2025
Number of fatalities due to work-related disease	0	0
Women	0	0
Men	0	0
Suppliers	0	0
Fatality rate due to work-related disease	0.00	0.00
Women	0.00	0.00
Men	0.00	0.00
Suppliers	0.00	0.00
Number of work-related disease cases	15	36
Women	13	32
Men	1	4
Suppliers	1	0
Rate of work-related disease	0.03	0.07
Women	0.08	0.18
Men	0.01	0.03
Suppliers	0.00	0.00

Main types of work-related disease injuries	% 2024	% 2025
Epicondylitis	0.28	0.36
Tenosynovitis	NA	0.22

*Work-related disease rate = [Total number of occupational disease cases during the period / Total hours worked by employees during the same period] × 200,000.

*Hours worked = [8 hours × working day].
*This indicator includes employees of Grupo Cibest during the evaluated period, covering all countries where the Group operates (Bancolombia, Banistmo, BAM, Bancoagrícola, Bancolombia Panama, and Puerto Rico).
*Each country where we operate applies specific legal conditions for absenteeism, in addition to working days and holidays.
*Supplier figures correspond only to Bancolombia, as other countries do not require them under their legal definitions.

Grupo Cibest
c. Occupational hazards that pose a risk of illnesses and diseases, including:
i. How these hazards were determined.	Through analysis and investigation carried out using the risk and hazard matrix of each subsidiary.
Which of these hazards have caused or contributed to occupational illnesses and diseases during the reporting period.	•Dynamic load •Prolonged postures •Sustained postures
iii. Measures taken or planned to eliminate these hazards and minimize risks through the hierarchy of controls.	Administrative controls such as demarcation, reinforcement of best practices, development of standards, and lessons learned. Follow-up is carried out for each reported illness.
d. Whether there are workers excluded from this disclosure, including the types of workers and the reason for exclusion.	This criterion is disclosed for Bancolombia and Bancoagrícola.
e. Any contextual information necessary to understand how the data were collected, including standards, methodologies, or assumptions used.
Through the collection of employee reports to the Bank and the respective reports from each subsidiary, where information on occupational diseases is recorded and managed. Based on this information, different prevention and risk control actions are generated, as well as follow-up on the health of affected individuals.

For more detailed information on the figures presented in the previous report, please visit the following link, where topics such as policies, guidelines, demographics, benefits, employee measurements, and other relevant matters can be found:
https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/banco-incluyente

VI.Report on social and environmental matters, including climate-related matters – 2025

This chapter complies with the requirements of Notice 031 of 2021 issued by the Financial Superintendency of Colombia applicable to Grupo Cibest, our process for identifying material topics, and the disclosure of our reports on environmental and social matters, including climate-related matters, through the standards of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
During 2025, we continued to advance our sustainability disclosure process, with the objective of generating data with attributes of quality, traceability, and accuracy, strengthening management and compliance with regulatory requirements.
In 2025, Grupo Cibest was established as the parent company or holding of the entities that were previously part of Bancolombia Group, including Bancolombia. Considering Grupo Cibest’s role as the parent of financial institutions, this chapter presents consolidated information at the corporate level and the main metrics associated with the TCFD and SASB guidelines used by Grupo Cibest’s financial subsidiaries for the disclosure of their social and environmental matters, including climate-related matters.
With respect to TCFD, governance, strategy, risk and opportunity management, and metrics and targets related to climate change were reviewed for Grupo Cibest in its capacity as a holding company.
Regarding SASB, the following sector standards were addressed by Grupo Cibest’s financial subsidiaries in their annual reports:

Entity	Commercial Banks	Consumer Finance	Mortgage Finance	TCFD
Bancolombia	x	x	x	x
Bancoagrícola	x	x	x	x
BAM	x	x	x	x
Banistmo	x	x	x	x
Nequi*[14]	x	x

14 Nequi S.A. was authorized by the Financial Superintendency of Colombia to operate and carry out, throughout the national territory, the activities inherent to the corporate purpose of a financing company, and will begin operations once all additional procedures required to operate as a financial institution have been completed. Accordingly, for the purposes of this report, Nequi’s figures should be considered as part of Bancolombia as a business unit.

Results of Grupo Cibest’s Materiality Assessment
Additionally, in 2025 Grupo Cibest updated the materiality analysis for Bancolombia, Bancoagrícola, BAM, Banistmo, and Nequi (financial subsidiaries). This process involved the collection and analysis of prior information, engagement and dialogue with stakeholders, leading to the identification of material topics, including climate change, relationships with partners and suppliers, corporate governance, ethics, and transparency.
Environmental
•Climate change
•Biodiversity and ecosystems
Social
•Own workforce
•Workers in the value chain
•Community relations
•Consumers and end users
Corporate Governance
•Business conduct
•Cybersecurity and data protection
•Digitalization and innovation
•Sustainable finance
Based on the results of this materiality analysis, the following presents the material information of Grupo Cibest and its financial subsidiaries on environmental and social matters, including climate-related matters, based on the previously mentioned TCFD and SASB guidelines.
Sustainability Accounting Standards Board (SASB) disclosure

Below is the development of each of the SASB standards for the financial sector, with information as of year-end 2025:
1.Commercial Banking
The following discloses information from the commercial banking standard, including, as specified in each case, information corresponding to Bancolombia S.A., Banistmo, Bancoagrícola, Banco Agromercantil (BAM), and Nequi, considered as a business unit that is part of Bancolombia:

1.1.Data Security

Metric:	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected	Code:	FN-CB-230a.1
Response: During 2025, no material cybersecurity or information security incidents related to data breaches occurred in the financial subsidiaries within the scope of this standard.[15]

Metric:	Description of the approach to identifying and addressing data security risks	Code:	FN-CB-230a.2
Grupo Cibest has a corporate framework that defines all policies, guidelines, procedures, and other elements that form part of the Technological and Cyber Risk Management System.
This framework, in turn, incorporates regulatory requirements and best practices applicable to this area. Grupo Cibest’s financial subsidiaries comply with the regulatory requirements of the countries in which they operate, as well as with those defined at the corporate level.
We have developed a management cycle based on four stages that comprehensively addresses regulatory requirements. Each stage is implemented through the methodologies and procedures defined for this purpose:
1. Identification: stage in which the internal and external context is determined based on threats, vulnerabilities, and risk events that may affect the confidentiality, integrity, or availability of information.
2. Measurement: risk events are assessed based on their likelihood of occurrence and their financial and non-financial impact, both at inherent and residual levels.
3. Control: measures are taken and actions are implemented to mitigate, prevent, avoid, or transfer risk according to its criticality.
5. Monitoring: continuous monitoring of the process is carried out, defining indicators and implementing actions. Additionally, periodic reporting is provided to the relevant governance bodies on the current status of risk management.
Additionally, within Grupo Cibest’s Cybersecurity Governance, an Information Security Management System (ISMS) has been implemented to manage information security and cybersecurity through processes, standards, baselines, methodologies, governance frameworks, and maturity models. These are subject to an annual continuous improvement cycle and are communicated to employees and third parties with labor or commercial relationships with the Group. The processes are aligned with international information security standards, as well as with the most relevant national and international regulations.
For more information, see the Risk Management / Operational Risk / Cyber Risk Management section of our Management Report.

15 The response to this indicator includes information from Nequi.

1.2.Financial inclusion and capability generation

Metric:	(1) number, and (2) amount of outstanding loans qualified for programs designed to promote small businesses and community development	Code:	FN-CB-240a.1
Response: Below is the number and balance of loans granted by the different subsidiaries to promote small businesses and community development through their products:
Cibest	Consolidated	Bancolombia	BAM	Banistmo	Nequi
Number	528,769	143,963	104	859	383,843
Balance (COP millions)	$2,137,782	$1,055,619	$4,456	$320,904	$756,713
The report includes consolidated data and data from the indicated financial subsidiaries.
More information on Financial Inclusion is available in the Clients chapter of our Management Report.
For Bancolombia, the products included in this indicator correspond to “Crédito a la Mano” and microcredit. For Banistmo, financing to micro-SMEs is included. For Nequi, “Salvavidas loan” is included. For BAM, “Microcredit Trust Loan” and “Small and Medium Enterprise Trust Loan” are included.

Metric:	(1) number, and (2) amount of past-due and non-performing loans qualified for programs designed to promote small businesses and community development	Code: FN-CB-240a.2
Response:
Below is the number and balance of past-due loans granted by the different financial subsidiaries to promote small businesses and community development. The reported information refers to loans more than 30 days past due:

Cibest	Consolidated	Bancolombia	BAM	Banistmo	Nequi
Number	28,412	12,828	32	108	15,444
Balance (COP millions)	$110,579	$44,085	$1,494	$31,749	$33,251
The report includes consolidated data and data from the indicated financial subsidiaries.
For Bancolombia, the products included in this indicator correspond to “Crédito a la Mano” and microcredit. For Banistmo, financing to micro-SMEs is included. For Nequi, “Salvavidas loan” is included. For BAM, “Microcredit Trust Loan” and “Small and Medium Enterprise Trust Loan” are included. Bancoagrícola is not disclosed, as the organization is transitioning its financial inclusion products to Nequi.
Information related to this indicator in the Consolidated Financial Statements is available in NOTE 6. LOAN PORTFOLIO, NET.

Metric:	Number of no-fee retail checking accounts provided to previously unbanked or underbanked customers	Code:	FN-CB-240a.3
Response: Below is the number of products for this purpose:
Cibest	Consolidated	Bancolombia	Bancoagrícola	BAM	Nequi
Number granted	11,512,687	0	0	8,064	11,504,623
Number active	25,714,874	0	30,855	9,645	25,674,374
The report includes consolidated data and data from the indicated financial subsidiaries.
In the case of Bancolombia, since the “Bancolombia a la Mano” business line was integrated into Nequi, no information is reported for this period from Bancolombia. At Bancoagrícola, the integration of the “Cuenta Fácil” product into Nequi is underway; therefore, no new enrollments were generated in 2025. More information on products that promote financial inclusion is available in the chapter “Achieving well-being for all / Financial inclusion” of our Management Report.

Metric:	Number of participants in financial education initiatives for unbanked, underbanked, or underserved customers	Code:	FN-CB-240a.4
Response:
During 2025, various financial education initiatives were carried out. The standard defines underbanked customers as those who have savings accounts but rely on alternative financial services; unbanked individuals lack accounts, depend on informal financing mechanisms, and have no contractual relationship with a financial institution; and underserved customers have savings accounts but limited access to other services due to lack of credit history. The SASB standard FN-CB-240a.4 seeks to measure individual active participants in financial education programs for these three segments. By definition, banked customers are those who have accounts and regular access to financial services and are not within the scope of this metric.
Grupo Cibest concentrates its financial education efforts on its customers (banked), reaching millions of Colombians, Salvadorans, Guatemalans, and Panamanians. Within this group, it also supports customers with limited access to other financial services offered by the Group (underserved), mainly due to lack of or limited credit history.
Regarding the unbanked population, although some initiatives are carried out, there is no available information that meets the standard’s requirements for individual identification and documentation of active participation in financial education initiatives. For underbanked customers, there is also no available information on their frequent use of alternative financial services (AFS), due to the informality and underreporting of such activities; therefore, they are also not within the scope for responding to this indicator.
The Group’s financial education actions for its stakeholders are presented in the Clients chapter of this Management Report, as well as in the management reports of each of Grupo Cibest’s financial subsidiaries.

1.3.Integration of Environmental, Social, and Governance

Metric:	Description of the approach to incorporating environmental, social, and governance (ESG) factors into credit analysis	Code:	FN-CB-410a.2
Response:
For the incorporation of environmental, social, and governance (ESG) aspects, Grupo Cibest has an ESG risk management framework, including climate-related risks. This framework includes our Corporate ESG Risk Circular, which consists of three chapters:
•Chapter 1: Environmental and Social Risk Analysis (ESRA). This chapter defines the minimum guidelines that each Financial Subsidiary must follow in the analysis of environmental and social risks in financing. Each local entity manages a local ESRA policy aligned with corporate guidelines and local specificities.
•Chapter 2: Controversial Topics. This chapter defines the sectors that, due to their high social and environmental impact, will not be financed.
•Chapter 3: Climate-Sensitive Industries. This chapter identifies sectors in which exposure will be reduced due to their contribution to climate change, aligning with IPCC guidelines to limit global warming and remain on the 1.5°C pathway.
In our Task Force on Climate-related Financial Disclosures (TCFD) report, the annual management of the Environmental and Social Risk Analysis process and additional processes integrating ESG factors, including climate-related ones, across the Group are presented.
Information related to risk management in the Consolidated Financial Statements is available in the section RISK MANAGEMENT (Credit Risk Management – Loan portfolio and financial leasing operations).

1.4.Financed Emissions

Metric:	Absolute gross financed emissions, disaggregated by (1) Scope 1, (2) Scope 2, and (3) Scope 3	Code:	FN-CB-410b.1
Response:
Below are the absolute gross financed emissions of Bancolombia’s commercial loan portfolio, as of year-end 2024, in tCO₂e. Future reports will include information from the other financial subsidiaries of Grupo Cibest:

	Scope 1	Scope 2	Scope 3
Coal	1,615,191	2,148	19,485
Cement	186,467	7,135	19,512

Electricity	487,684	23,897	540,564
Livestock	825,000	2,440	102,020
Oil and gas	275,099	12,665	1,376,847
Iron and steel	30,779	5,801	25,958
Coal-fired power	792,398	1,341	20,117
Transport	49,514	3,241	48,569
Construction	50,093	38,141	261,019
Automotive industry	28,262	4,361	539,330
Other sectors*	1,658,451	228,054	6,192,263

Total	5,998,938	329,224	9,145,686

 *Other sectors correspond to the sum of all sectors not defined as critical climate change sectors. Aggregated sectors (coal, oil and gas, etc.) are defined according to Grupo Cibest’s ESG Risk Notice.
 For the calculation, we use the GHG Protocol guidelines and the PCAF methodology.
  This calculation includes 100% of the Commercial Loan portfolio. It does not include consumer loans (Retail Loans) such as vehicle loans or mortgage loans, does not include Commercial Real Estate, and does not include Project Finance, as these are different asset classes under PCAF. It includes both companies (legal entities) and individuals (natural persons), including independent workers.
  For Scope 2 quantification, the market-based approach is used when clients report Scope 2 emissions by both location and market. For clients without available information, emission factors were applied in accordance with the PCAF methodology. For Scope 3, there is insufficient information on disclosed categories or emission factors.
  The balances used include only the outstanding principal amount, in accordance with PCAF methodology, and do not include provisions. The following products are excluded from the calculation: “CREDIT CARD,” “MICROCREDIT PORTFOLIO,” “DAILY BANKING,” “UNSECURED LOANS,” and “OTHER MORTGAGE,” as they correspond to other asset types.
  Sector classification is based on the International Standard Industrial Classification (ISIC), as a GICS classification is not currently available as required by the applied standard. However, the PCAF emissions measurement standard, on which our methodology is based, provides guidance on grouping subsectors based on the NACE classification (NACE = ISIC = CIIU).
The reported information corresponds to 2024, as a critical input for estimating financed emissions is issuer-reported emissions, particularly from those representing a significant portion of our total exposure. At the time of publication of this report, only 2024 emissions data are available, as 2025 emissions disclosures will be published by issuers throughout 2026.
  As of the reporting date, no events have been identified that could affect the information reported herein.

Metric:	Gross exposure for each industry by asset class	Code:	FN-CB-410b.2
Response:
The following is the gross exposure of Bancolombia’s commercial loan portfolio by sector, grouped by ISIC code, as of year-end 2024. Future reports will include information from the other financial subsidiaries of Grupo Cibest:

Sector	COP millions
Coal	81,316
Cement	307,974
Construction	8,521,845
Electricity	9,887,203
Livestock	553,040
Oil and gas	3,080,057
Iron and steel	243,305
Coal-fired power	452,077
Transport	2,164,459
Automotive industry	2,474,923
Other sectors – Remaining portfolio	87,346,356
*Other sectors correspond to the sum of all sectors not defined as critical climate change sectors.

Metric:	Percentage of gross exposure included in the calculation of financed emissions	Code:	FN-CB-410b.3
Response: The following is the percentage of gross exposure by Grupo Cibest Financial Subsidiary included in the calculation of financed emissions of the commercial loan portfolio as of 2024:
Gross exposure	Bancolombia	Bancoagrícola	BAM	Banistmo	Nequi
Percentage	59.98%	0%	0%	0%	0%

The value reported for Bancolombia represents the percentage of exposure of the commercial loan portfolio relative to Bancolombia’s total portfolio.
The reported information corresponds to 2024, as a critical input for estimating financed emissions is issuer-reported emissions, particularly from those representing a significant portion of our total exposure. At the time of publication of this report, only 2024 emissions data are available, as 2025 emissions disclosures will be published by issuers throughout 2026. The reported information corresponds to 2024, as a critical input for estimating financed emissions is issuer-reported emissions, particularly from those representing a significant portion of our total exposure. At the time of publication of this report, only 2024 emissions data are available, as 2025 emissions disclosures will be published by issuers throughout 2026.
For 2024, the scope includes Bancolombia’s portfolio, as it represents the largest share at the Group level; future reports will expand the scope to include the other financial subsidiaries.
Includes commercial loan portfolio for both individuals and legal entities.
Does not include mortgage loan portfolio, consumer loan portfolio, or microcredit.

Metric:	Description of the methodology used to calculate financed emissions	Code:	FN-CB-410b.4
Response:
The methodology used to calculate financed emissions is that defined by the Partnership for Carbon Accounting Financials (PCAF), Standard A – Financed Emissions, using the attribution factor for each client (outstanding amount/assets or EVIC), multiplied by reported emissions or emissions estimated using emission factors.
The information corresponding to financed emissions of the commercial loan portfolio reported here relates to 2024 emissions for Bancolombia’s commercial loan portfolio, since the emissions reports from our clients available at the time of preparing this report have a reporting date of December 31, 2024.

1.5.Business Ethics

Metric:
Total amount of monetary losses as a result of legal proceedings related to fraud, insider trading, antitrust, unfair competition, market manipulation, malpractice, or other related laws or regulations in the financial industry
		Code:	FN-CB-510a.1
Response:
No monetary losses are reported for the following categories:
1.Insider trading
2.Conduct affecting antitrust provisions
3.Unfair competition practices
4.Market manipulation
5.Malpractice in financial services
The following monetary losses incurred in fiscal year 2025 are reported (COP millions):

	Consolidated	Bancolombia	Bancoagrícola	BAM
Entity conduct related to fraud	$74.3	0	0	$74.3
Laws or regulations related to the financial industry	$7,380	$7,380	0	0

Note: For Bancolombia, the scope of this indicator corresponds to losses associated with judicial proceedings before courts of law and the Financial Superintendency acting in a jurisdictional capacity; it does not include losses associated with administrative proceedings or others. We continue working on mechanisms to map all legal proceedings to be disclosed.
For Bancolombia, the figure corresponds to settlement agreements or judicial decisions arising from the scope and interpretation of laws or contracts related to the financial industry, and frauds affecting the Bank’s customers. For BAM, a fine was imposed by the Superintendency of Banks of Guatemala as a result of an administrative proceeding.

Metric:	Description of whistleblowing policies and procedures	Code:	FN-CB-510a.2
Response:
The Board of Directors has established through our Code of Ethics and Conduct that:
 “Any of our employees or individuals from different stakeholder groups, including shareholders, customers, suppliers, partners, and competitors, among others, who suspect or become aware of violations of the provisions of this Code or its complementary policies, may report them through the Ethics Hotline or by contacting any of the following areas: (i) Compliance; (ii) areas responsible for investigating misconduct or complaints related to labor matters; or (iii) Internal Audit. Reports or suspicions may also be channeled through a direct or indirect manager, who will communicate them to the responsible areas.”
“Reports submitted through the Ethics Hotline may be anonymous, if necessary. Individuals submitting complaints in this manner should be aware that the more information they provide, the greater the likelihood of conducting an effective investigation. The identity of the whistleblower, if disclosed, remains confidential at all times. Confidentiality means that the whistleblower’s name will not be revealed and that the reported facts will only be shared with those strictly necessary to carry out the investigation and respond to its findings.”
“Our employees, by virtue of their knowledge and functions, are in a position to detect misconduct. Therefore, within the Group, we encourage them to report such acts, guaranteeing that when they report in good faith violations of this Code of Ethics and Conduct, its complementary policies, applicable laws, or expected standards, they are protected against any form of retaliation. Employees who observe or are victims of retaliation may report it through any of the mechanisms described above so that it may be investigated by the Talent and Culture Vice Presidency.”
“Complaints and reports related to fraud, corruption, misuse of information, and other practices that violate the provisions of this Code or deviate from expected conduct are investigated by the responsible area, in accordance with the policies of the antifraud program. Investigations are carried out in accordance with established internal processes, which must guarantee confidentiality. If the report involves an employee from the area responsible for conducting the investigation, it must be handled by Internal Audit.”
As part of the continuous improvement of our disclosure process and to meet all the attributes required by the indicator, in 2026 we will work on expanding the scope of this information to include the disclosure of aspects such as applicable laws or regulations regarding whistleblowers and corrective actions, where applicable, implemented by the entity in response to such violations.
More information is available in the Our Corporate Governance Matters section of our Management Report.

1.6.Systemic Risk Management

Metric:	Score in the global systemically important bank (G-SIB) assessment, by category	Code:	FN-CB-550a.1
Response: Currently, neither Grupo Cibest nor its Financial Subsidiaries are part of the global systemically important bank (G-SIB) assessment.

Metric:	Description of the approach to incorporating the results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	Code:	FN-CB-550a.2
Response:
Bancoagrícola:
Two annual stress tests are conducted, one at the consolidated Banagricola level and another at the consolidated Bancoagrícola level. Each has different characteristics, such as the accounting standard used: the first is based on IFRS, and the second on local regulation. The first serves as input for the consolidated stress testing exercise of Grupo CIBEST, while the second is based on Salvadoran legal requirements and is presented to the risk committee.
BAM:
One annual stress test is conducted, with figures as of December each year for GAH under Full IFRS standards. This is a mandatory exercise for consolidation with Grupo CIBEST. A copy of the information is provided to the Risk area for the calculation of provisions and capital indicators when the exercise is performed.
The assumptions include loan portfolio growth variables based on estimates received from Grupo Cibest Financial Control. Adjustments are made for liability growth, review of lending and deposit interest rates, operating expense growth under a stress scenario, and are complemented with the calculation of provisions provided by the Risk Vice Presidency.
Banistmo:
As part of risk management, Banistmo conducts local and group stress tests on a regular basis, as well as a future capital needs assessment every three years to evaluate financial resilience under adverse scenarios. Scenarios include adverse macroeconomic assumptions and business-specific risks, projecting impacts on the balance sheet, results, and regulatory capital levels. Once results are obtained, they are compared with the entity’s defined risk appetite levels, identifying necessary mitigating actions. These actions are incorporated into capital adequacy planning, long-term corporate strategy, and other relevant business activities. The process is governed by the Risk Committee, ensuring that results are consistent with the bank’s reality and aligned between local and regulatory tests.
Bancolombia:
Two annual stress tests are conducted, one at the consolidated Bancolombia level and another at the individual Bancolombia level. Each has different characteristics, such as the accounting standard used: the first is under Full IFRS, while the second follows a modified supervisory framework. Both exercises are mandatory as they are regulatory. The description is detailed in Chapter 3 of the Comprehensive Risk Management System Manual.

1.7.Activity Metrics

Metric:	(1) Number, and (2) value of checking and savings accounts by segment: (a) personal and (b) small business	Code:	FN-CB-000.A
Response: The following is the information on checking and savings accounts, by segment, active as of year-end 2025 in Grupo Cibest’s Financial Subsidiaries:
Accounts	Item	Consolidated	Bancolombia	Bancoagrícola	BAM	Banistmo	Nequi
Personal	Number	43,789,119	13,144,276	2,332,240	399,401	584,566	27,328,636
	Amount (COP millions)	$67,775,100	$40,818,242	$9,107,016	$4,668,219	$6,171,633	$7,009,990
SMEs	Number	1,252,500	843,002	372,317	18,428	18,753
	Amount (COP millions)	$35,791,021	$30,019,862	$ 1,843,082	$ 1,778,585	$ 2,149,492
The number and value of low-balance accounts and savings accounts granted through Nequi are reported. Nequi only serves individuals.

Metric:	(1) Number, and (2) value of loans by segment: (a) personal | (b) small business | (c) corporate	Code:	FN-CB-000.B
Response: The following is the information on active loans by segment as of year-end 2025 in Grupo Cibest’s Financial Subsidiaries:
Loans	Item	Consolidated	Bancolombia	Bancoagrícola	BAM	Banistmo	Nequi
Personal	Number	715,760	3,586	18	48	1,121	710,987
	Amount (COP millions)	$2,031,234	$ 176,404	$7,443	$ 6,550	$ 187,808	$1,653,029
SMEs	Number	154,035	149,491	1,582	353	2,609	N/A
	Amount (COP millions)	$15,848,361	$ 13,431,746	$428,110	$ 170,888	$ 1,817,617	N/A
Corporate	Number	25,110	17,859	1,497	3,406	2,348	N/A
	Amount (COP millions)	$105,946,175	$ 77,643,840	$ 7,362,542	$11,571,027	$ 9,368,766	N/A
*For Nequi, the entire loan portfolio is considered. The value reported corresponds to the outstanding principal balance of the obligations included in the indicator.

2.Mortgage Financing
The following discloses information from the mortgage financing standard, including, as specified in each case, information corresponding to Bancolombia, Banistmo, Bancoagrícola, and BAM (Banks):
2.1.Lending Practices

Metric:	Metric: (1) Number, and (2) value of residential mortgages of the following types: (a) fixed and variable rate combined, (b) prepayment penalty, and (c) total	Code:	FN-MF-270a.1
Response: Below is the number and value of total residential mortgages of Grupo Cibest’s Banks, as of year-end 2025:
Residential Mortgages	Item	Consolidated	Bancolombia	Bancoagrícola
Total	Number	318,040	309,024	9,016
	Amount (COP millions)	$31,035,969	$29,095,327	$1,940,642
The report includes consolidated data and data from the indicated financial subsidiaries.
Since residential mortgage loans are at fixed rates, reporting on combined variable rates does not apply. Additionally, no prepayment penalties are charged at Bancolombia or Bancoagrícola. Therefore, the total portfolio of this type is reported.

Metric:	Metric: (1) Number, and (2) value of: (a) residential mortgage modifications, (b) foreclosures, and (c) short sales or deeds in lieu of foreclosure	Code:	FN-MF-270a.2
Response: Below is the available information for the indicator on foreclosures and mortgage loan modifications of Grupo Cibest’s Banks, as of year-end 2025:
Accounts	Item	Consolidated	Bancolombia	Bancoagrícola	BAM	Banistmo
Modifications	Number	69,107	63,063	N/A	6,036	N/A
	Amount (COP millions)	$8,457,103	$6,769,293	N/A	$1,687,810	N/A
Foreclosures	Number	7,338	6,939	119	70	748,399
	Amount (COP millions)	$811,790	$637,605	$11,699	$21,747	$140,739
Work will be carried out to include information on short sales in future reports.

Metric:	Total amount of monetary losses resulting from legal proceedings related to customer communications or the compensation of loan originators	Code:	FN-MF-270a.3
Response:
Grupo Cibest’s Banks do not report monetary losses resulting from litigation exclusively related to customer communications or the compensation of mortgage loan originators.
For Bancolombia, the scope of this indicator corresponds to losses associated with judicial proceedings before courts of law and the Financial Superintendency acting in a jurisdictional capacity; it does not include losses associated with administrative proceedings or others. We continue working on mechanisms to map all legal proceedings to be disclosed.

Metric:	Description of the compensation structure of loan originators	Code:	FN-MF-270a.4
Response:
At Grupo Cibest, we understand that employees are the key differentiating factor in the sustainability of the business. Therefore, we define a compensation strategy that seeks an appropriate balance between monetary and non-monetary compensation, considering employees in all their dimensions, needs, and motivations. This strategy is based on four pillars:
1.Fixed compensation: Corresponds to the monetary compensation, both statutory and additional, provided by the company to the employee for the provision of services.

2.Benefits: Programs and services that promote human and social well-being and strengthen organizational culture.

3.Non-financial compensation: Conditions that support optimal quality of life, where work dynamics align with employees’ needs.

4.Variable compensation: Bonuses paid to employees determined by organizational results and team performance. The variable compensation model for commercial teams also considers, in addition to business growth and profitability variables, those related to customer experience.

2.2.Discriminatory Lending

Metric:	(1) Number, (2) value, and (3) weighted average loan-to-value (LTV) ratio of mortgages granted to: (a) minority borrowers and (b) all other borrowers	Code:	FN-MF-270b.1
Response:
Currently, information meeting the requirements of the standard is not available. However, we support our customers in their goals of accessing adequate housing.
More information is available in our Clients chapter.

Metric:	Total amount of monetary losses resulting from legal proceedings related to discriminatory mortgage lending	Code:	FN-MF-270b.2
Response:
Grupo Cibest’s Banks do not report monetary losses resulting from litigation associated with discriminatory mortgage lending.
For Bancolombia, the scope of this indicator corresponds to losses associated with judicial proceedings before courts of law and the Financial Superintendency acting in a jurisdictional capacity; it does not include losses associated with administrative proceedings or others. We continue working on mechanisms to map all legal proceedings to be disclosed.

Metric:	Description of policies and procedures to ensure non-discriminatory mortgage origination	Code:	FN-MF-270b.3
Response:
In line with our equity, diversity, and inclusion policy, we strive to promote respect, value differences, and ensure that all individuals have equitable and non-discriminatory access to the solutions offered by Grupo Cibest’s Banks. We have internal protocols for commercial teams that ensure appropriate service for clients with disabilities and diverse sexual orientations, promoting that employees interact with all individuals with respect and empathy, regardless of their condition, preferences, or characteristics. This contributes to an equitable environment with greater opportunities for well-being for all.
Our mortgage credit origination policies are designed to properly select credit applicants based on objective variables that measure customers’ repayment capacity and potential default risk. At no time do we include variables or policies containing discriminatory elements when making decisions on granting mortgage financing.

2.3.Environmental Risks of Mortgaged Properties

Metric:	(1) Number, and (2) value of mortgage loans in 100-year flood zones	Code:	FN-MF-450a.1
Response: For Bancolombia, the following is the information as of year-end 2025; future reports will include the other Grupo Cibest Banks:
Loans	Bancolombia
Number	3,071
Amount (COP millions)	$235,699
As part of strengthening comprehensive climate risk management and in compliance with SASB standards applicable to the financial sector, during the reporting period a detailed analysis was conducted of the mortgage portfolio’s exposure to physical risks derived from climate change. The evaluation process incorporated georeferencing tools and official flood hazard mapping, enabling the identification of properties associated with mortgage loans located in areas with a significant probability of flooding.

Metric:	(1) Total expected loss, and (2) loss given default (LGD) attributable to mortgage loan defaults and delinquencies caused by climate-related natural disasters, by geographic region	Code:	FN-MF-450a.2
Response: Currently, information meeting the requirements of the standard is not available; we are working toward its disclosure in future reports.

Metric:	Description of how climate change and other environmental risks are incorporated into mortgage origination and underwriting	Code:	FN-MF-450a.3
Response:
For mortgage credit evaluation and origination, processes are implemented to analyze the environmental vulnerability of the collateral property. One of these processes includes an inspection visit, where aspects such as prior land use, waste management, and potential overexploitation of the land through unauthorized uses are reviewed, among others.
Additionally, it is assessed whether the property is located in risk-prone areas, such as zones susceptible to landslides, informal settlements, flooding, among others, determining the associated impact and risk. A second process consists of a regulatory analysis of permitted land uses, which must be consistent with the findings of the prior inspection. This analysis identifies whether the property is located in environmentally protected areas, which may influence its valuation and promote its conservation. Currently, there is no information available for disclosure on how these risks affect origination models and decisions.
Information related to risk management in the Consolidated Financial Statements is available in the RISK MANAGEMENT section (Credit risk management – loan portfolio and financial leasing operations).

2.4.Activity Metrics

Metric:	(1) Number, and (2) value of mortgages originated by category: (a) residential and (b) commercial	Code:	FN-MF-000.A
Response: Below is the number and value of mortgage loans originated during 2025 by Grupo Cibest’s Banks:
Category	Item	Consolidated	Bancolombia	Bancoagrícola	BAM	Banistmo
Residential	Number	55,043	53,388	518	558	579
	Amount (COP millions)	$9,116,091	$8,385,550	$262,838	$220,000	$247,703
Commercial	Number	2,965	2,965
	Amount (COP millions)	$3,995,810	$3,995,810
The report includes consolidated data and data from the indicated financial subsidiaries.

Metric:	(1) Number, and (2) value of mortgages acquired by category: (a) residential and (b) commercial	Code:	FN-MF-000.B
Response: Below is the number and value of mortgages acquired during 2025 by Grupo Cibest’s Banks:
Category	Item	Consolidated	Bancolombia	Bancoagrícola	Banistmo
Residential	Number	3,490	2,965	518	7
	Amount (COP millions)	$698,435	$ 432,870	$262,838	$ 2,727

For Bancolombia, no acquisitions of commercial-category mortgages occurred during the year. For the remaining banks, work is ongoing to compile this information.
For Bancoagrícola, the value of acquired residential mortgages is reported under the institutional category “Originated Mortgages,” and the “Residential” classification is integrated within “Residential and Commercial,” in accordance with regional practice and available databases. Future reports will refine this information in line with the level of detail required by the standard.

3.Consumer Finance
The following discloses the information from the consumer finance standard, which includes, as specified in each case, information corresponding to Bancolombia, Banistmo, Bancoagrícola, Banco Agromercantil (BAM), and Nequi:

3.1.Customer Privacy

Metric:	Number of account holders whose information is used for secondary purposes	Code:	FN-CF-220a.1
Response:
Bancolombia S.A. does not share information with third parties for secondary uses. The uses of information are clearly established in the different personal data protection clauses presented to customers across the various experiences and channels.
The report includes information from the indicated financial subsidiaries.

Metric:	Total amount of monetary losses as a result of legal proceedings related to customer privacy	Code:	FN-CF-220a.2
Response:
During the reporting period, no monetary losses were incurred as a result of legal processes related to customer privacy.
For Bancolombia, this indicator includes monetary sanctions for non-compliance with personal data protection or habeas data regulations, arising from legal proceedings before the SIC as the data protection authority, or the SFC against Bancolombia S.A.

3.2.Data Security

Metric:	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected	Code:	FN-CF-230a.1
Response: During 2025, no material cybersecurity or information security incidents related to data breaches occurred in the financial subsidiaries within the scope of this standard.

Metric:	Card-related fraud losses from (1) card-not-present transactions and (2) card-present transactions and other types of fraud	Code:	FN-CF-230a.2
Response:
During 2025, the financial subsidiaries of Grupo Cibest recorded losses from fraud cases involving card-not-present transactions (credit and debit cards), as well as card-present fraud and other types of fraud (credit and debit cards).

Losses	Consolidated	Bancolombia	Bancoagrícola	BAM	Banistmo	Nequi
Card-not-present fraud (COP millions)	$36,938	$30,980	$3,619	$895	$88	$1,356
Card-present fraud (COP millions)	$65,671	$65,286	$177	$189	$0.954	$18

Metric:	Description of the approach to identifying and addressing data security risks	Code:	FN-CF-230a.3
Response:
Grupo Cibest has a Corporate Framework that defines all policies, guidelines, procedures, and other elements that form part of the Technological and Cyber Risk Management System.
This framework also develops the requirements established in terms of regulation and best practices; except for aspects defined at the corporate level, Grupo Cibest entities comply with the regulatory requirements of the countries in which they operate.
At Grupo Cibest, we have developed a management cycle based on four stages that comprehensively address regulatory requirements. Each stage is implemented through the methodologies and procedures defined for this purpose:
1. Identification: stage in which the internal and external context is determined based on threats, vulnerabilities, and risk events that may affect the confidentiality, integrity, or availability of information.
2. Measurement: risk events are assessed based on their likelihood of occurrence and their financial and non-financial impact, both at inherent and residual levels.
3. Control: measures are taken and actions are implemented to mitigate, prevent, avoid, or transfer risk according to its criticality.
4. Monitoring: continuous monitoring of the process is carried out, defining indicators and implementing actions. Additionally, periodic reporting is provided to the relevant governance bodies on the current status of risk management.
Additionally, within Grupo Cibest’s Cybersecurity Governance, an Information Security Management System (ISMS) has been implemented to manage information security and cybersecurity through processes, standards, baselines, methodologies, governance frameworks, and maturity models. These are subject to an annual continuous improvement cycle and are communicated to employees and third parties with labor or commercial relationships with the Group. The processes are aligned with international information security standards, as well as with the most relevant national and international regulations.
Furthermore, we are working on enhancing disclosures related to this indicator to include additional information on policies and procedures for timely notification to customers regarding data breaches.

3.3.Sales Practices

Metric:	Percentage of total compensation for covered employees that is variable and linked to the number of products and services sold	Code:	FN-CF-270a.1
Response: The percentage of variable compensation for the financial subsidiaries of Grupo Cibest, linked to the number of products and services sold, is as follows:
Bancolombia	Bancoagrícola	BAM
7.12%	25%	23.74%
The report includes data from the indicated financial subsidiaries.
Note: Commercial measurement (PGC and recognition program) is a tool that drives the competitive business strategy toward a comprehensive outcome with a customer-centric perspective, transforming the behavior of commercial teams through monetary and non-monetary incentives.
Variable compensation is associated with financial and non-financial services in order to promote a customer experience that meets Grupo Cibest’s standards. The PGC is a corporate strategy that covers the following subsidiaries: Bancolombia, Bancoagrícola, and BAM.
For Bancolombia, roles such as commercial advisors—who receive variable compensation linked to the products and services sold—are responsible for understanding, advising, and guiding customers on financial and non-financial solutions, digital adoption, and service transactions, as well as continuously updating their knowledge of the financial and non-financial portfolio, risk policies, and processes required to perform their role.

Metric:	Approval rate of: (1) credit, and (2) prepaid products for applicants	Code:	FN-CF-270a.2
Response: The approval rate in 2025 for consumer credit products granted by Grupo Cibest’s financial subsidiaries is as follows:
Bancolombia	Bancoagrícola	BAM	Nequi
64.59%	37.38%	58.40%	7.54%

The report includes data from the indicated financial subsidiaries.
This approval rate is calculated as the number of approvals relative to the number of applications during the reporting period.
Regarding prepaid products, the approval rate for these products, offered by Bancolombia, is 90.74%. The remaining subsidiaries do not offer prepaid products.
Note: details of the process by entity
Bancolombia: We have policies that support our financing strategy, such as the Risk Policy for Consumer Lending to Individuals and other documents defining product characteristics, as well as conditions and profiling for offering prepaid products. Information on our strategy and portfolio performance is available in this management report, in the chapter Growing by Creating Value.
BAM: Credit risk management at BAM is structured under the Three Lines of Defense model, assigning defined responsibilities between business and risk functions. Business Vice Presidencies manage credit assets, execute commercial strategies aligned with targets, and apply first-line controls to prevent risk events. The Risk Vice Presidency defines models, policies, and prudential standards that ensure sustainable and regulatory-compliant growth, formalized in the Credit Risk Management Manual (MARC), approved by the Board of Directors.
The consumer portfolio is monitored through a comprehensive framework that includes prudential limits, continuous evaluation of origination quality, measurement of portfolio quality indicators, analysis of collection effectiveness, and stress testing to anticipate adverse scenarios.
Within the MARC, alert mechanisms based on key indicators—non-performing loans, vintages, roll rates, and charge-off rates—are used to anticipate deterioration and trigger corrective actions. Their monitoring feeds back into the credit cycle, identifies management priorities, and supports timely decision-making to meet strategic risk and business objectives.
Bancoagrícola: Credit risk management is organized under the Three Lines of Defense model, assigning specific responsibilities across business, operations, risk, and audit functions. Business areas execute commercial strategies aligned with corporate objectives and established policies. Operations teams manage origination and collections processes, applying first-line controls to prevent and mitigate risk events. The Risk team defines models, methodologies, policies, and prudential standards that ensure sustainable growth aligned with regulatory requirements. The portfolio is monitored through a comprehensive framework that includes continuous evaluation of origination quality, measurement of portfolio quality indicators, and analysis of the effectiveness of collection strategies. Finally, Internal Audit independently and rigorously evaluates whether the first two lines adequately perform their functions through reviews of processes, policies, procedures, and other control elements.
Information on our strategy and portfolio performance is available in this management report.

Metric:
Average fee for ancillary products, (2) average annual percentage rate of credit products, (3) average age of credit products, (4) average number of credit accounts, and (5) average annual fees for prepaid products
	Code:	FN-CF-270a.3
Response: Currently, this information for consumer credit is not available under the conditions required by the standard for Grupo Cibest’s subsidiaries.

Metric:	(1) Number of customer complaints filed, (2) percentage of complaints with monetary or non-monetary compensation	Code:	FN-CF-270a.4
Response: The number of complaints filed during 2025 by customers of Grupo Cibest’s financial subsidiaries is as follows:
Cibest	Consolidated	Bancolombia	BAM	Nequi
Number	27,979	4,418	21,618	1,943
Percentage		0.06%	61%	5.25%
The report includes consolidated data and data from the indicated financial subsidiaries.

Metric:	Total amount of monetary losses as a result of legal proceedings related to the sale and servicing of products	Code:	FN-CF-270a.5
Response: During 2025, Grupo Cibest’s financial subsidiaries reported the following monetary losses as a result of legal proceedings related to service provision:
Consolidated	Bancolombia	Bancoagrícola	BAM	Banistmo
$500	$500	0	0	0
For Bancolombia, the scope of this indicator corresponds to losses associated with judicial proceedings before courts of law and the Financial Superintendency acting in a jurisdictional capacity; it does not include losses associated with administrative proceedings or others. We continue working on mechanisms to map all legal proceedings to be disclosed.

3.4.Activity Metrics

Metric:	Number of unique consumers with an active account: (1) credit card, and (2) prepaid debit card	Code:			FN-CF-000.A
Response:
The number of unique consumers across Grupo Cibest’s financial subsidiaries with an active credit card account and with an active prepaid debit card account, as of year-end 2025, was as follows:

Consumers	Consolidated	Bancolombia	Bancoagrícola	BAM
Credit card	2,649,208	2,196,464	321,323	131,421
Prepaid debit card	14,332	14,332	0	0
The report includes consolidated data and data from the indicated financial subsidiaries.

Metric:	Number of: (1) credit card accounts, and (2) prepaid debit card accounts	Code:	FN-CF-000.b
Response: Across Grupo Cibest’s financial subsidiaries, the number of credit card accounts and prepaid debit card accounts as of year-end 2025 was as follows:
Accounts	Consolidated	Bancolombia	Bancoagrícola	BAM
Credit card	3,635,979	3,047,091	429,518	159,370
Prepaid debit card	316,327	316,327
The report includes consolidated data and data from the indicated financial subsidiaries.

Task Force on Climate-Related Financial Disclosures (TCFD) Report

This report, aligned with the TCFD recommendations, aims to present the governance, strategy, risk and opportunity management, as well as climate-related metrics and targets implemented by Grupo Cibest.
1.ESG Corporate Governance
Corporate governance is an essential element for sustainability and for achieving short-, medium-, and long-term results. Through the adoption of the best industry standards, it promotes responsible decision-making, continuous strengthening of the control environment, comprehensive management of risks and opportunities, and ongoing, transparent communication with stakeholders.
As a result of the evolution of the corporate structure of Bancolombia and its subsidiaries in 2025, through the incorporation of Grupo Cibest as the parent or holding company of all financial entities and other companies that were part of the former Grupo Bancolombia, including Bancolombia, a review of the ESG governance model was carried out, aimed at strengthening it and aligning it with the Group’s new structure. This process included the ratification of the climate strategy, the reinforcement of risk and opportunity management for its implementation at the corporate level, as well as the update of metrics and targets to ensure the robustness and integrity of the ESG framework.
The organizational scope of this report is focused on Grupo Cibest. Each section includes a more specific definition of the subsidiaries covered by the disclosed indicators, as applicable.

1.1. ESG Governance Model16
Decisions on environmental, social, and governance matters are made by the Board of Directors, its Good Governance, Audit, and Risk Committees, and the Sustainability Committee, composed of members of senior management.
1.2. ESG Corporate Governance and Climate Action Structure
The following are the responsibilities of Grupo Cibest’s governance bodies regarding environmental, social, and governance matters, including climate-related issues:
Boards of Directors
•Define priorities, guidelines, long-term vision, and approve corporate framework policies on ESG matters.
•Approve consolidated results for annual reporting.
•Monitor the long-term strategy on an annual basis.
Good Governance Committee
•Approve the short-term ESG strategy under the Board of Directors’ guidelines.
•Monitor compliance with the short-term strategy.
•Provide recommendations on ESG disclosures.
Risk Committee
•Manage ESG risks by monitoring the corporate risk map.
•Review policies to be submitted to the Board of Directors and the Sustainability Committee.
Audit Committee
16 During 2025, we continued advancing our assurance and reliability process for the information to be reported, implementing a framework aimed at establishing controls over the accuracy and completeness of the disclosed information.

•Monitor the closing of corporate gaps related to ESG disclosures and compliance with ESG commitments.
•Provide opinions on corporate assurance to ensure the quality and timeliness of ESG disclosures.
Sustainability Committee (Executive Committee)
•Approve corporate policies and methodologies not approved by the Board of Directors.
•Support strategic direction and oversight of sustainability-related matters.
Below are the actions carried out on ESG matters, including climate-related issues, by the different governance bodies during 2025:
Table 1. ESG-related actions carried out in 2025

Body	Actions during 2025	Sessions held in 2025
Boards of Directors	•Reviewed the long-term ESG strategy through 2030.[17]	1
Good Governance Committee	•Reviewed the long-term ESG strategy through 2030. •Reviewed progress on the 2025 ESG strategy. •Reviewed the results of the greenwashing assessment conducted by KPMG for Bancolombia. •Reviewed progress in the ESG assurance hard close process.	2
Risk Committee	•Monitored ESG risks within the risk map of its financial subsidiaries: environmental and social risks, and sustainability strategy.	1
Audit Committee	•Monitored progress on work plans for the assurance of 2024 ESG disclosures. •Monitored the closing of gaps in ESG disclosures.[18]	2
Sustainability Committee	•Reviewed long-term ESG targets through 2030 for subsequent submission to the Board of Directors.	1

17 In 2026, the long-term ESG strategy through 2030 will be submitted to the Board of Directors for approval.
18 The session was held prior to the evolution of the corporate structure, when Bancolombia was still the parent company of the business group.

1.3. Corporate Policies Related to Climate Change19
We have the following policies related to ESG matters, which incorporate climate action:
ESG Risk Corporate Policy
This policy consolidates governance frameworks, scope, guidelines, responsibilities, and control structures regarding:
•Environmental and Social Risk Analysis: Provides guidelines on responsible and sustainable financing within credit and leasing operations, through the evaluation of socio-environmental risks and impacts that may materialize and preventing their effect on credit performance. It is aligned with compliance with the Equator Principles, IFC Performance Standards, as well as applicable national environmental regulations.
•Controversial Issues in Business Activities: Establishes guidelines regarding activities that will not be financed and the financing and investment conditions for sectors with high environmental and social impact. It applies to financing and investment operations across all business segments of Grupo Cibest.
It states that activities related to the Oil & Gas production cycle under unconventional methods (fracking/shale oil & gas, liquefied natural gas, ultra-deepwater resources, oil sands, Arctic oil) will not be financed, for new or existing clients, nor for the expansion of existing projects, including infrastructure for exploration, extraction, and transportation.
•Climate-Critical Industries: Provides risk management guidelines for the origination of new operations and the monitoring of current operations of clients in sectors identified by Grupo Cibest as critical contributors to climate change: cement, energy, steel, transport, fossil fuels, and agriculture. It includes the objective of achieving portfolio decarbonization by 2030 in the thermal coal production and commercialization sectors and coal-based power generation, which will also be supported by criteria that promote a just and orderly transition in their business models.
Climate Change Policy in Financing and Investment
This policy identifies and provides management guidelines for risks and opportunities related to climate change, enabling the development of necessary actions to align business strategy with the goals established by the United Nations Framework Convention on Climate Change (UNFCCC), particularly the Paris Agreement. This policy covers all operations in the countries where the Group has a presence and focuses both on economic sectors most vulnerable to climate change and those with the greatest impact in terms of greenhouse gas (GHG) emissions.
Sustainable Procurement Policy
This policy is aimed at implementing and developing sustainability within the supply chain of Grupo Cibest’s subsidiaries. In particular, the sustainable procurement policy defines the following objectives:
19 The policies referenced in this section are available on our website at: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/politica-sostenibilidad

•Mitigate climate change through responsible consumption, with products and services that generate a lower carbon footprint.
•Promote climate change strategies and circular economy practices within the supply chain.
Responsible Investment Policy
This policy defines the integration of ESG criteria into investment decision-making. As part of the environmental analysis of issuers and their respective engagement, sectoral analyses are incorporated that involve the guidelines of the sensitive industries policy. Likewise, the proxy voting policy includes voting criteria focused on environmental management and climate change.

1.4. Impact of Climate Change Management on the Variable Compensation Model
The management of climate-related risks is part of the variable compensation model for Grupo Cibest’s Executive Committee and the Presidents of its subsidiaries.
This framework defines short- and medium-term variable compensation incentives, which include climate change-related targets and indicators:
Medium Term
Includes as an indicator the measurement of Bancolombia’s sustainable performance through the Dow Jones Sustainability Index, for which the evaluation incorporates the decarbonization strategy through metrics such as:
•Definition of Net-Zero targets for financed emissions.
•Emissions intensity of financing and investment portfolios.
•Corporate policies for the coal sector.
•Corporate policies for unconventional hydrocarbons.
Short Term
Establishes strategic financing and performance indicators:
•Disbursements for activities that contribute to decarbonization targets aligned with the 2030 strategy: renewable energy, technological conversion, low-emission mobility, sustainable construction, sustainable livestock, among others.

2.Climate Change Strategy
The ESG and climate strategy is guided by the best international standards in the field. To this end, we maintain a series of international partnerships that allow us to align with global best practices, generate commitments, and disclose results to our stakeholders and the international community20.
Our comprehensive climate change strategy focuses on sustainability and reducing our carbon footprint. We have implemented actions to promote energy efficiency, the use of renewable energy,
20 At Grupo Cibest, we continuously monitor international developments and decisions arising from various sustainability initiatives and coalitions. Our objective is to promptly identify any necessary adjustments to ensure that our actions remain aligned with our purpose while responsibly managing risks.

and the reduction of greenhouse gas emissions. In addition, we have established clear targets for the decarbonization of our operations and invested in reforestation and biodiversity conservation projects. Our strategy also includes our clients and the companies in which we invest, supporting them in the identification, measurement, mitigation, transition, adaptation, resilience, and management of climate-related loss and damage, while promoting green financial products and supporting initiatives that foster the circular economy and climate resilience.
We measure our climate performance by benchmarking globally against sector peers through the Dow Jones Sustainability Index and the Carbon Disclosure Project. In 2025, Bancolombia’s—now Grupo Cibest—Dow Jones score compared to its 2024 performance was 88 points, 3 points higher than the previous year, highlighting climate strategy with 89 out of a possible 100 points. The CDP rating for 2025 was B.
2.1. Internal and External Actions
Our objective is to achieve a net-zero emissions portfolio by 2050 and to align our financing and investment portfolios with a 1.5°C climate scenario through actions with our internal and external stakeholders.
Internal Actions
These actions enable us to adopt best ESG practices and thereby achieve our commitments and disclose results to our stakeholders and the international community:
•Standards and Memberships: We actively participate in international initiatives to remain at the forefront of material issues and to be leaders in our industry.
•Climate Change Governance: Integrates strategy, risk identification and assessment, and the definition of corporate policies for credit and investment that guide pricing, risk appetite, and exposure decisions, as well as the development of new financial and non-financial products.
•Legislation and Regulatory Compliance: We comply with regulatory requirements on climate disclosure in the geographies where we operate21.
External Actions
We recognize the importance of identifying vulnerable sectors and those generating the greatest climate impact in order to design products and services that facilitate management and mitigation:
•Vulnerable Sectors: We identify sectors most vulnerable to climate change impacts, such as construction, infrastructure, energy, agriculture, and fossil fuels (see details in Chapter 3 on climate risk management), and design products and services aimed at adaptation and increasing resilience.
•High-Impact Sectors: We implement differentiated financing actions to promote the transition of emissions-intensive industries, define sectors for exclusion and divestment, establish limits and exposure thresholds, and support our clients with knowledge for the definition and implementation of their own climate change strategies, guided by
21 Disclosure under the TCFD standard is carried out in compliance with the regulation issued by the Financial Superintendency of Colombia in Notice 031 of 2021.

national commitments and the international climate agenda to achieve an orderly and just transition.
2.2. Strategic Levers
We have defined our actions based on five key strategic levers, designed to be relevant and valuable for our stakeholders. Our approach focuses on leading the transition toward a sustainable economy, not only for our company, but also for our investors, clients, employees, and society as a whole.
Information and Advisory
We consider knowledge to be the foundation for responsible decision-making. Therefore, we provide our clients with up-to-date information on the international climate agenda. We support them on a personalized basis in measuring their emissions and help them define the best alternatives for decarbonizing their operations and value chains.
Carbon Markets and Financial Instruments for Nature
We recognize the potential of carbon markets and nature finance. We work on the development and implementation of a range of products and services that capitalize on these markets, in order to enhance our solutions portfolio and offer new opportunities for our clients to invest in sustainability.
Climate Resilience
We understand that sustainability goes hand in hand with climate adaptation. Therefore, we have incorporated adaptation activities and nature-based solutions into our sustainable finance taxonomy. This enables us to support projects that not only mitigate climate change but also strengthen the capacity of our clients and communities to become more resilient to climate impacts.
Reduction of Financed Emissions
Our commitment to sustainable financing is firm. We support our clients in incorporating ESG variables into their investments across all our business areas. This is reflected in the financing of projects that promote technological conversion, resource optimization (reducing the consumption of water, energy, and fuels), and the generation of environmental benefits. Our objective is to help them establish increasingly ambitious sustainability goals.
Financing Sustainable Value Chains
We extend our scope beyond individual projects to include the entire value chain. Our green financing includes providers of sustainable technologies and various actors within supply chains. In the renewable energy sector, we offer a portfolio of financing and leasing solutions, ensuring that the energy transition is accessible and viable for all stakeholders. In the mobility sector, we offer differentiated products across the entire value chain, with special benefits for vehicle brands and dealerships.
3.Risk Management

In line with our corporate strategy and in accordance with the management framework and guidelines issued by Grupo Cibest for the management of environmental and social risks, including climate risks, we continue strengthening the ESG Risk Management System. These guidelines aim to drive our purpose, generate value for our clients and the environment, and ensure consistent, traceable management aligned with best practices. We continue consolidating tools that support ESG analyses of our clients and investment portfolios, leveraging specific frameworks for managing environmental and social risks, including climate-related risks.
ESG risk management is framed within the cycle of identification, measurement, control, and monitoring. We describe, by stage, the tools and processes through which we carry out each of these phases for the proper management of these risks, both in the credit portfolio, the investment business, and in our own operations and facilities.

1.Identification: ASC risks, including climate-related risks, are identified using the risk map.
2.Measurement: The impact and magnitude of risks are assessed through prioritization tools and the measurement of physical and transition risks, using climate scenarios.
3.Control: Preventive measures and controls are implemented, such as internal policies and support for clients’ transition, in accordance with the ASC risk policy.
4.Monitoring: Ongoing monitoring is performed through dashboards, ASC metrics, and alerts to ensure the appropriate management and communication of risks.

Identification
Our risk management system includes the development of a Risk Map, a tool that consolidates relevant information to complement traditional risk management by considering emerging risks within our organization. This map is informed by key trends and the knowledge of various experts, who analyze the future challenges we may face. Among these challenges, environmental and social risks have been highlighted from 2021 through 2025 as among the main risks to be managed (World Economic Forum, 2025).
The results of the Risk Map contribute to annual strategic planning by proactively integrating environmental and social risks, including those related to climate change, and their relationship with traditional risks. To deepen the analysis of environmental and social risks, we deploy the identification stage of risks in commercial lending across different financing lines, investment portfolios, and our own operations and facilities, in order to strengthen our climate resilience and seize opportunities in a constantly evolving business environment.
Within our risk management framework, we classify climate-related risks into two categories: physical and transition risks. Physical risks represent the possibility of losses arising from the materialization of climate-related hazards. Meanwhile, transition risks are associated with losses caused by the shift toward a low-carbon economy, a process that may involve changes in regulation, technology, and markets, requiring adaptation and mitigation measures.
Measurement

We measure climate risks through scenario generation, the analysis of climate hazards, and the incorporation of these aspects into traditional financial risks, in order to leverage their management within the organization.
With the objective of directing our efforts toward the economic sectors most vulnerable to climate change, we have focused our analysis on the assessment of physical and transition risks, establishing differentiated objectives according to the type of risk. For physical risks, we aim to achieve coverage of 85% of economic subsectors, excluding those that show low sensitivity to this type of risk, such as those primarily engaged in providing services to businesses or individuals. Regarding transition risks, the methodological development currently underway focuses the analysis on sectors with high CO₂ emissions intensity, given their greater exposure to regulatory, technological, and market changes associated with the decarbonization of the economy.
Climate Risk Assessment
Our climate risk analysis methodology evaluates independently the impact of physical and transition risks on our clients, in order to determine how each of these factors affects key financial variables and how this may influence our risk management.
Physical Risks
In the analysis of physical risks, we use projected information on climate hazards based on Representative Concentration Pathways (RCP) of greenhouse gases and Shared Socioeconomic Pathways (SSP), developed by the Intergovernmental Panel on Climate Change (IPCC). These pathways make it possible to model different scenarios of gas concentration in the atmosphere and their effects on the climate over various time horizons, as is the case with RCPs, as well as different socioeconomic futures that could influence climate change, considering societies’ capacity to mitigate its effects and adapt to them, as is the case with SSPs.
Climate scenarios, time horizon, and hazards used in the construction of the model
Climate Scenarios
SSP: The IPCC SSP scenarios explore future climatic outcomes based on socioeconomic pathways. SSP1–2.6 promotes sustainability with net-zero emissions after 2050 and a temperature increase of 1.8°C. SSP2–4.5 reflects moderate progress with declining emissions without reaching net zero by 2100, resulting in a temperature increase of 2.7°C. SSP5–8.5 projects intensive economic growth reliant on fossil fuels, doubling emissions by 2050 and increasing temperatures up to 4.4°C by the end of the century.
RCP: The IPCC RCP scenarios project future climatic outcomes based on emission levels. RCP 2.6 seeks to limit global warming to at least 2°C through drastic emissions reductions by 2020; RCP 4.5 assumes later reductions starting in 2045, with temperatures between 2°C and 3°C; and RCP 8.5, without mitigation, anticipates an increase of up to 4.8°C, representing a high-emissions scenario with continuous growth.

Time Horizon

2030-2050
Climate Hazards
•Cyclones
•Water stress
•Flooding
•Landslides
•Wildfires
•Precipitation
•Frost and freezes
•Sea level
•Strong winds
Grupo Cibest uses climate and natural hazard information from various sources. It relies on data from the World Resources Institute (WRI) and the European Copernicus program, in addition to considering documents from other specialized organizations such as Arup. This multi-source analysis makes it possible to map and associate climate hazards with clients and facilities across the Colombian territory.
Taking into account the georeferencing of assets (both client assets and facilities), multiple climate metrics are assigned according to their location and economic sector. This has enabled the construction of an automated model that measures the level of vulnerability and exposure of our own facilities and our clients’ productive assets under different scenarios and time horizons.
Main climate hazards for Grupo Cibest’s clients and facilities
•Flooding: Phenomenon in which water spreads over areas that are not normally submerged, due to persistent and excessive rainfall that exceeds the natural drainage capacity of riverbeds.
•Landslides: Mass movement of rocks, debris, soil, or mud downslope.
•Precipitation: Mass of water, both liquid precipitation and snow, that falls to the Earth’s surface per unit of area and time.

Physical Risks – Clients
We use this model to measure the loss of value of operating assets and/or production losses resulting from the occurrence of a climate hazard. During 2025, Cibest assessed on average 87% of clients belonging to the target sectors and segments. Our clients show greater vulnerability and exposure to the threats described in Graph 2 under the SSP5 8.5 scenario and a 2030 time horizon.

The following framework describes how we integrate the scenarios proposed by the IPCC into our physical risk measurement model, enabling an understanding of the potential impact of climate hazards on our clients’ credit risk variables. Although these results are not currently directly reflected in traditional credit risk measures, we continue to evolve our methodologies to incorporate these effects more robustly in the future.
With the aim of strengthening risk management for our clients, we have deepened the analysis of how their risk ratings could be affected. To this end, we consider what is illustrated in the previous graph, evaluating climate scenarios and their impacts on production and assets in order to determine the extent to which their risk level could deteriorate.

Physical Risks in Own Facilities
In the case of our facilities, we apply the same automated model to assess the potential impact of projected climate hazards. The objective is to ensure the continuity of the services we provide by identifying the most vulnerable facilities and establishing appropriate mitigation plans.
The climate hazards evaluated to calculate climate vulnerability in facilities are:
•Floods
•Frost and freezes
•Droughts
•Precipitation
•Tides
•Strong winds
•Cyclones
•Landslides
•Wildfires

During the recent period, we carried out a comprehensive assessment of the physical risks that could affect our facilities, including branches, ATMs, administrative buildings, warehouses, and other assets. As part of the development of the physical risk analysis model, we updated the methodology for evaluating our own facilities, with the aim of understanding cumulative vulnerability to various hazards and natural disasters. This analysis incorporates key factors such as geographic location and the level of exposure to specific climate risks.

As a result of the physical risk assessment of our own facilities, it was determined that 0.64% of the total asset value of the banks that are part of Grupo Cibest, equivalent to approximately 12% of the evaluated assets, show vulnerability under the SSP5-8.5 climate scenario projected for the year 2030.
By understanding the combined vulnerability of our facilities, we strengthen our capacity to implement mitigation and adaptation strategies that ensure the operational continuity of Grupo Cibest. These strategies, which include maintenance and preventive infrastructure inspections, are coordinated among different teams, such as Fixed Assets and Business Continuity.
Additionally, as part of our operational risk management process, we have incorporated a specific tagging to identify those risks that may materialize due to climate hazards. This allows us to recognize and quantify risks that could generate economic losses associated with such events.
Transition Risks
To assess transition risks, the scenarios suggested by the NGFS adopted by Grupo Cibest are used, which project carbon prices under different levels of adoption of measures necessary to mitigate climate change, resulting in higher expenses and/or reduced income associated with the transition to a low-carbon economy. During 2024 and 2025, progress was made in developing a target transition risk model, designed to provide a level of risk by sector, with particular emphasis on those most vulnerable to the energy transition.

We continue to advance toward a higher level of maturity in the methodologies applied to risk management, in order to facilitate advisory and support for our clients in their transition toward a low-carbon economy.
Climate Risks in Market Risk
During 2025, we continued applying the Climate Scenario Analysis in the Trading Book methodology proposed by the International Swaps and Derivatives Association (ISDA) to our proprietary position portfolios in banking subsidiaries.
Based on this methodology, stress testing was conducted on interest rate curves considering three different climate change scenarios:
•Physical Risk: Increase of 1.5°C in global temperature
•Transition Risk: Increase in carbon dioxide taxes
•Combined Risk: Increase in taxes and temperature

The estimated risk leads to movements in market variables such as interest rate curves and the exchange rate vector.
Environmental and Social Risk Analysis – ESRA
The Environmental and Social Risk Analysis (ESRA) aims to ensure responsible and sustainable financing within credit and leasing operations, through the evaluation of socio-environmental risks and impacts that may materialize, thereby preventing their effect on credit performance.
Grupo Cibest establishes the framework of action for its banks regarding ESMS risk assessment. As a result of 2025, we have the following:

At the banking entity level during 2025:
Table 2. Operations and amounts evaluated

Entity	# of Operations	Amount Evaluated (COP)
Bancolombia S.A.	174	29.7 trillion
Banco Agromercantil S.A.	17	1.0 trillion
Banco Agricola S.A.	35	2.7 trillion
Banistmo S.A.	20	1.6 trillion

Control
Grupo Cibest’s ESG Risk Policy provides guidelines for the treatment of sectors with a high incidence in climate change, focusing on clients and investment portfolios.
In the client domain, the ESRA chapter establishes minimum guidelines to carry out the process, empowering analysts to request commitments from clients and to conduct rigorous follow-up on those presenting deficiencies in socio-environmental management.
Additionally, supported by the chapter on climate-sensitive industries, we monitor exposure as defined in the strategy section of this document. For investment portfolios, an internal policy was developed that defines the minimum parameters required for a portfolio to integrate ESG aspects (such as issuer ESG rating and critical industries), specifying the corresponding policies, controls, and monitoring mechanisms.
Regarding physical facilities, action plans are in place that address the specific needs of each of the previously described threats and natural disasters. These include:
•Emergency support equipment, such as power generators and water tanks
•Autonomous backup equipment
•Installation of specialized evacuation equipment
•Detection systems
•Fire suppression systems
•Fire protection networks
•Among others
Monitoring
At Grupo Cibest, the comprehensive monitoring process covers both our clients and issuers, and also includes periodic reviews of our own facilities to strengthen the management of ESG and climate risks.
Clients: This monitoring focuses on key aspects such as compliance with decarbonization targets, climate change analysis, and the management of associated risks. We work closely with our clients, offering advisory and collaboration to address climate-related challenges and opportunities, facilitating their transition to a low-carbon economy and strengthening their resilience to climate threats.
Issuers: Through the engagement process, we have created a space for knowledge exchange and the promotion of best practices in the adoption of ESG criteria. This has resulted in a significant improvement in public disclosure, more efficient access to relevant data, and strengthened risk management. Additionally, this process allows us to continuously monitor issuers, tracking changes in their ESG ratings, which directly impacts compliance with ESG limit policies by portfolio, as well as the global targets for Assets Under Management (AUM) that integrate ESG criteria in Grupo Cibest and the ESG rating of proprietary position portfolios presented to senior management.
At Grupo Cibest, we have indicator monitoring dashboards that enable tracking of the methodologies mentioned. These tools facilitate trend analysis and compliance with established objectives.

4. Metrics and Targets
4.1. Greenhouse Gas Emissions Inventory – Corporate Carbon Footprint
We have defined science-based targets aligned with a maximum global average temperature increase scenario of 1.5°C by 2050, aiming to achieve our Scope 1 and Scope 2 targets by 2030. To this end, we calculate our Scope 1 and Scope 2 GHG emissions inventory following the guidelines of the Greenhouse Gas Protocol, Corporate Accounting and Reporting Standard. Scope 3 GHG emissions follow the guidelines of the Greenhouse Gas Protocol, Technical Guidance for Calculating Scope 3 Emissions, and the Financed Emissions Standard of the Partnership for Carbon Accounting Financials (PCAF) for Category 15.
•Scope 1. Direct GHG emissions: These occur from emission sources that are owned or directly controlled by the organization. For the operations of Grupo Cibest’s banking subsidiaries, we quantify GHG emissions generated by the consumption of fossil fuels in stationary sources, such as backup power generation systems, and in mobile sources such as company-owned vehicles.
•Scope 2. Indirect GHG emissions associated with electricity: Includes emissions from the generation of purchased and consumed electricity in operations. The calculation of Scope 2 emissions corresponds to market-based emissions.
•Scope 3. Other indirect GHG emissions: These are a consequence of the organization’s activities but occur from sources not owned or controlled by it. The emission categories included in this calculation are described in Table¡Error! No se encuentra el origen de la referencia.:
Table 3. Description of emissions quantified under Scope 3

Category	Description	Quantified Emission Sources
1 – Purchased goods and services	Emissions resulting from the extraction, production, and transport of goods and services acquired by the company.	Production of paper, the most relevant input for operations
4 – Upstream transportation and distribution	Transportation and distribution in vehicles not owned or controlled by the company. Transportation and distribution services purchased by the company.	Transportation of supplies to branches and buildings
6 – Business travel	Transportation of employees for work-related activities in vehicles not owned or operated by the company.	Business travel involving air and land transportation carried out by personnel
15 – Financed emissions	Scope 3 emissions associated with the reporting company’s investments. This category applies to investors and companies that provide financial services.	Emissions related to commercial loan portfolios (Business Loans and Unlisted Equity), proprietary investments, and assets under management (Listed Equity and Corporate Bonds)

Emissions from Grupo Cibest’s subsidiaries’ operations in 2025
The results of the GHG inventory for Grupo Cibest’s direct operations for Scope 1 and 2, and Scope 3 categories 1, 4, and 6, reported in ¡Error! No se encuentra el origen de la referencia., reflect the impact of operations in terms of climate change.
Emissions related to Category 15, financed emissions, are reported separately.
Table 4. GHG emissions inventory from operations – Grupo Cibest, 2025

Country	Scope 1 emissions (tCO₂/year)	Scope 2 emissions (tCO₂/year, Market-Based)	Scope 3 emissions (categories 1, 4, 6) (tCO₂/year)
Grupo Cibest	844	3,531.07	376,704.44
Bancolombia S.A.	604.4	74.53	1,557.96
Banistmo S.A.	68.80	0	84.36
Bancoagrícola S.A.	126.85	2,263.13	145.46
Banco Agromercantil S.A.	43.95	1,193.41	93.66
NOTE: These results include emissions from three GHGs (CO₂, CH₄, and N₂O).
The baseline year from which the management and monitoring of greenhouse gas emissions generated in operations for all three scopes is conducted is 2021, as in that year we redefined our science-based target for Scopes 1 and 2, aligned with a 1.5°C scenario, and committed to reducing our direct emissions by 95% by 2030.
As part of our commitment to improving the representativeness of the greenhouse gas emissions inventory, aligned with our operations, in 2025 we included new emission sources, such as emissions related to fuel consumption in company-owned vehicles, which resulted in an increase in Scope 1 emissions, impacting our direct emissions indicator (Scope 1 + 2), whose reduction target for 2025 is 42%. Accordingly, during 2025 our Scope 1 + 2 emissions show a reduction of 7.65% compared to 2024, with emissions of 4,375 tCO₂e/year, and a reduction of 46.82% compared to the baseline year (2021). Regarding our Scope 3 emissions, we achieved a reduction of 5.49% compared to 2024, with emissions of 376,706 tCO₂e/year, and an increase of 29.28% compared to the baseline year.
Table 5. CO₂ emissions, 2025 target, and CO₂ emissions reduction

Scope	CO₂ emissions	2025 target	CO₂ emissions reduction vs baseline	CO₂ emissions reduction vs previous year (2024)
Scope 1+2	4,375	-42%	-46.82%	-7.65%
Scope 3	376,704		29.28%	-5.49%

Energy Consumption Detail

Table 6 presents the detail of energy consumption. The 2030 target for Grupo Cibest is 100% renewable energy; as of 2025, progress stands at 81.7%. For 2025, the target was to reduce energy consumption by 8.9% compared to the 2021 baseline year; however, there was an increase of 4.5%. Compared to the previous year, consumption increased by 0.7%.

Table 6. Energy consumption indicators

2030 renewable energy target	Renewable energy consumption in 2025	2025 energy reduction target	Change in energy consumption vs previous year	Change in energy consumption vs baseline
100%	81.7%	-8.9%	0.7%	4.5%

4.2. Financed Emissions
Scope 3 greenhouse gas emissions, Category 15 – Investments: commercial loan22 portfolio and investment portfolios:
We calculate financed emissions using the PCAF methodology for financial institutions for Bancolombia S.A.’s commercial loan portfolios (Business Loans and Unlisted Equity) and assets under management (Listed Equity and Corporate Bonds) through Valores Bancolombia S.A., Fiduciaria Bancolombia S.A., Valores Banistmo S.A., and Bancolombia Capital Holding LLC.
In accordance with the guidelines established by the SBTi, positions in sovereign securities, government bonds and public sector entities, fund of funds, derivatives, and cash positions were not considered in the calculation of financed emissions for any of the three scopes. Likewise, additional assets such as commercial real estate, mortgage portfolios, or consumer portfolios (vehicles) are not included due to limited data availability for their calculation. We are working to progressively integrate these types of assets in future reports.
The result presented in Table for the commercial loan portfolio includes clients from the corporate, business, SME, and independent segments:
Table 7. Financed emissions results – commercial loan portfolio, proprietary investments, and assets under management – Bancolombia
22 The information corresponding to financed emissions from the commercial loan portfolio reported here reflects 2024 emissions for Bancolombia S.A.’s commercial loan portfolio. This is because the emissions reports from our clients available at the time of this report have a reporting cut-off date of December 31, 2024.

Year	Financed emissions – commercial loan portfolio (tCO₂e)*				Financed emissions – assets under management (tCO₂e)*
	Scope 1	Scope 2	Scope 3	Total S1S2S3
2024	5,998,938	329,224	9,145,686	15,473,848**	1,833,821***
*Includes Scope 1, 2, and 3 for all economic sectors
**Detailed information by sector is available in Section 1, Commercial Banking, of the SASB report.
For the calculation of Scope 2 financed emissions, market-based emissions reported by issuers that disclose this type of information or obtained by Bancolombia through commercial management and the climate engagement process were used. In cases where the issuer did not report emissions under this approach, location-based emissions were used or, alternatively, the PCAF sector emission factor updated to September 2023 corresponding to the relevant economic activity for Scope 2.

For the calculation of Scope 3 financed emissions, all categories reported by issuers with disclosed emissions were consolidated without disaggregation by category. In the case of issuers that do not disclose emissions data for any scope, the PCAF emission factor that does not differentiate between categories was used.
Likewise, during 2022 we defined science-based targets for financed emissions (Scope 3, Category 15) for the commercial loan portfolio, proprietary investments, and assets under management. These targets were defined based on the SBTi standard 1.0 for financial institutions, with specific targets for applicable sectors such as cement and energy. It is worth noting that since 2024 our targets have been validated by SBTi.
During 2025, Grupo Cibest was created and became the parent company of Bancolombia and the other companies that previously comprised Grupo Bancolombia. As of the reporting date, no event has been identified that could affect the information reported herein.
Behavior of Assets under Management
Table presents the performance of targets for assets under management, showing that the temperature score for 2024 was 3.19°C, a value above the established target of 2.93°C. This result is due to a 39% increase in analyzed assets, greater coverage and improved quality of information incorporated from issuers, and a position with incomplete disclosure that may be overestimating financed emissions.
Table 8. Temperature score targets for emissions of assets under management

Scope	2024 target	Temperature score 2024
Scope 1+2 (S1S2)	2.93	3.19
Scope 1+2+3 (S1S2S3)	2.93	3.19

Exposure by Economic Sector
Given that a fundamental input for calculating sector exposure is the GHG emissions inventory generated by our clients, and as of the publication of this report we only have disclosed information for 2024, this metric reports 2024 results. See Table 9 2.
Table 9 2. Definition of climate-sensitive industries and exposure as of year-end

Sector	Portfolio exposure 2024*
Coal	0.04%
Cement	0.16%
Construction	4.56%
Electricity	5.29%
Livestock	0.29%
Oil and gas	1.65%
Iron and steel	0.13%
Automotive industry	1.32%
Other sectors – Remaining portfolio	46.79%
Coal-fired power	0.24%
Transport	1.15%
* As a percentage of the total outstanding principal balance of Bancolombia S.A.’s loan portfolio.
Emissions intensity in the commercial loan portfolio for climate-sensitive sectors
Emissions intensity for loan portfolios in the Cement and Energy sectors:
In 2022, we defined emissions intensity targets for our financing portfolios in the Cement and Energy sectors for the 2021 base year, aligned with a 1.5°C scenario, following the Sectoral

Decarbonization Approach methodology of the SBTi, with scope for Grupo Cibest. These include the loan portfolios of Bancolombia S.A., Banistmo S.A., Bancoagrícola S.A., and Banco Agromercantil S.A.
Table 103. Greenhouse gas emissions intensity and targets for loan portfolios in the cement and energy sectors

Sector	2024 Result	2024 Target	2030 Target
Cement	0.62 tCO2e/t	0.62 tCO2e/t	0.52 tCO2e/t
Energy – Commercial Portfolio	0.24 tCO2e/MWh	0.161 tCO2e/MWh	0.06 tCO2e/MWh

Our cement-producing clients show performance consistent with the expected global trajectory for the sector, which aims to reach an average emissions intensity close to 0.52 tCO₂e per ton of cementitious material.
In the case of the energy production sector portfolio, 2024 performance was impacted by high thermal generation in Colombia due to the 2023–2024 El Niño event and our remaining exposure to coal-based generation, which will progressively decrease by 2030 as a result of our coal phase-out policy.
During 2025, Grupo Cibest was created and became the parent company of Bancolombia and the other companies that previously comprised Grupo Bancolombia. As of the reporting date, no event has been identified that could affect the information reported herein.
4.3. Decarbonization Strategy
Purpose-Driven Business
At Grupo Cibest, since 2020 we have committed to mobilizing COP 700 trillion through financing from Bancolombia, Bancoagrícola, BAM, and Banistmo by 2030 to advance our purpose of “Promoting sustainable development to achieve well-being for all.” Through this, we seek to strengthen the competitiveness of the productive network, build sustainable cities and communities, and foster financial inclusion in the countries where we operate, while positively impacting the Sustainable Development Goals agenda.
Climate Commitment
At Grupo Cibest, we have committed to supporting the financing of renewable energy generation projects, technological conversion, low-emission mobility, sustainable construction, sustainable housing, sustainable livestock, and sustainability-linked financing. Through this, we aim to promote sustainable economic development and contribute, as a financial actor, to counteracting the effects of climate change by promoting mitigation actions through financing decisions that support emissions-intensive industries.
To date, targets and indicators have been defined for these disbursements in Bancolombia S.A. and Bancoagrícola S.A. See Table 11.

Table 11. Climate commitment targets and performance

Entity	2025 Target (COP millions)	2025 Disbursements (COP millions)	2025 Performance
Bancolombia S.A.	5,293,783	9,598,898	181%
Bancoagrícola S.A.	213,026	254,100	119%
Total	5,506,809	9,852,802

Responsible Investment
We are committed to implementing best practices in responsible investment and recognize that Environmental, Social, and Governance (ESG) criteria are fundamental to fulfilling our fiduciary duty. As part of this commitment and with the objective of incorporating best practices, we have adhered to initiatives such as the Principles for Responsible Investment (PRI) since 2014 and the Net Zero Asset Managers (NZAM) initiative since 2021. Information on our management for 2025 is available in the Responsible Investment section of this annual management report.
Sustainable Funding
Through our issuances of green, sustainable, and sustainability-linked bonds, we aim to promote projects by companies that enable the transition to a low-carbon economy.
To date, we have outstanding issuances of COP 0.43 trillion in thematic bonds, COP 0.64 trillion in sustainability-linked bonds, and we have obtained sustainability-linked loans for COP 0.38 trillion.
Tables 12, 13, and 14 provide details of the ESG-related funding instruments through which Grupo Cibest’s financial subsidiaries have been financed.
Thematic Bonds
Table 12. Thematic bonds 2025 and cumulative

Bancolombia S.A.
2025 (COP millions)	$0
Cumulative (COP millions)	$435,297

Sustainability-linked bonds

Table 13. Sustainability-linked bonds 2025 and cumulative

Bancolombia S.A.
2025 (COP millions)	0
Cumulative (COP millions)	640,000

Sustainability-linked loans
Table 14. Sustainability-linked loans 2025 and cumulative

	Bancolombia S.A.	Bancoagrícola S.A.
2025 (COP millions)	$0	$1,127,124
Cumulative (COP millions)	$375,708	$1,390,119

Climate Engagement
Climate engagement refers to the process of involving a client in Grupo Cibest’s climate strategy, and vice versa, with the purpose of aligning objectives, promoting a level of ambition and a climate agenda consistent with Grupo Cibest’s purpose of well-being, and identifying joint opportunities for implementation.
During 2025, at Bancolombia S.A. we conducted engagement with 44 clients, 38 with a climate focus and 6 with a biodiversity focus, across all segments of the commercial loan portfolio, from SME to corporate segments, in sectors relevant to climate and biodiversity such as oil and gas, cement, food, agriculture, forestry, manufacturing, construction, among others. In the climate engagement process with the 38 clients, we validated information on GHG emissions inventories, reduction targets and alignment with science-based targets or 1.5°C scenarios, the assessment of physical and transition risks, and their needs for support in the transition process.
Thirty-two of the 38 clients with whom we conducted climate engagement reported calculating their corporate greenhouse gas emissions inventory; 8 clients have science-based targets or targets aligned with a 1.5°C climate scenario; 12 clients are in the process of defining targets or improving their emissions calculation processes in order to adjust targets; the remaining clients have not defined targets or their targets are not science-based.
Table 15. Climate change engagement

Entity	Number of clients with climate or biodiversity engagement	Number of clients with climate engagement	Number of clients with engagement that have a CO₂ emissions inventory	Number of clients with engagement that have science-based emissions targets	Number of clients in the process of measuring science-based targets
Bancolombia	44	38	32	8	12

Eco-Efficiency
In our direct operations, we use natural resources such as energy, water, among others, which requires conscious management to reduce the impact of our actions and a commitment to defining a consumption reduction strategy consistent with our corporate purpose. To this end, we carry out continuous monitoring aligned with reduction targets. The indicators related to this management are described in our management report.

VII.Information Reported in Other Jurisdictions

Competition

Market evolution and Credit Institutions in 2025
The growth of loan placements by Colombian credit institutions as of November 2025 was 6.4%, compared to 3.4% at the end of 2024. In the same comparison period, the commercial loan portfolio grew 4.9% in 2025, compared to 5.8% in the previous year; the consumer loan portfolio grew 6.2% in 2025, compared to a contraction of 3.2% in 2024; mortgage loans increased 10.5% in 2025, higher than in 2024 (8.0%); and microloans grew 13.5% in 2025 compared to 8.5% in 2024.
The level of non-performing loans of credit institutions as a percentage of total loan portfolio decreased from 4.7% in December 2024 to 3.9% in November 2025. Additionally, coverage measured by the loan loss provision ratio for credit risk (30 days past due) stood at 138.0% as of November 2025, compared to 129.2% at the end of 2024. As of the penultimate month of 2025, the loan portfolio represented 62.3% of total assets, a higher proportion than at the end of the previous year (61.8%). Investments and derivatives transactions as a percentage of total assets decreased from 23.3% at the end of 2024 to 23.4% in November 2025. Deposits increased their share of liabilities from 75.4% at the end of 2024 to 75.8% in November 2025.
In the same month, credit institutions recorded COP 1,125 trillion in total assets, representing an increase of 6.2% compared to the end of the previous year. Based on total assets of Colombian credit institutions, banks hold a market share of 93.9%, followed by financial corporations with 3.2%, finance companies with 2.5%, and financial cooperatives with 0.5%. The solvency ratio (Tier

1 + Tier 2) of credit institutions stood at 17.7% as of November 2025 (including banks, financial corporations, finance companies, and financial cooperatives), which is above the minimum legal requirement of 9%, in accordance with Decree 1477 of 2018.

Bancolombia and Its Competitors
The following table shows a comparison of key indicators of profitability, solvency, and loan portfolio quality of Bancolombia and its main non-consolidated competitors, based on IFRS information applicable under Colombian regulation and published by the SFC.

					Asset Quality		Coverage
	ROE (1)		ROA (2)						Solvency Level
	Nov- 2025	Dec- 2024	Nov- 2025	Dec- 2024	Nov- 2025	Dec- 2024	Nov- 2025	Dec- 2024	Nov- 2025	Dec- 2024
Bancolombia	24.9%	13.2%	2.4%	2.1%	3.6%	4.4%	169.1%	158.0%	14.3%	18.5%
Banco de Bogotá	7.9%	7.0%	1.0%	0.9%	4.1%	4.4%	113.6%	107.5%	18.2%	18.8%
Davivienda	10.9%	5.8%	1.1%	0.6%	4.7%	5.5%	118.4%	112.4%	19.6%	18.6%
BBVA	5.3%	-5.6%	0.3%	-0.4%	3.6%	4.6%	145.2%	128.0%	13.3%	13.1%
Banco de Occidente	9.7%	9.0%	0.7%	0.7%	3.2%	3.3%	140.5%	144.1%	12.8%	12.7%
Itaú Corpbanca	1.3%	2.4%	0.1%	0.3%	3.9%	4.5%	126.0%	123.5%	16.0%	16.3%
Scotiabank Colpatria	0.6%	-5.9%	0.0%	-0.4%	4.3%	5.0%	123.3%	119.0%	11.8%	11.7%
Source: SFC
(1)(1) ROE is average return on equity.
(2)(2) ROA is average return on assets.
The following tables illustrate Bancolombia’s market share and that of its main competitors on a non-consolidated basis with respect to several key products, based on figures published by the SFC for 2025 and 2024.

Market Share – Net Loan Portfolio

Net Portfolio – Market Share (%)	Nov-2025	Dec-2024
Bancolombia	27.6%	27.2%
Davivienda	15.7%	15.6%
Banco de Bogotá	12.7%	12.9%
BBVA	11.0%	11.0%
Banco de Occidente	7.1%	7.3%
Scotiabank Colpatria	4.0%	4.0%
Itaú Corpbanca	2.6%	2.7%
Other	19.3%	19.3%
Source: Ratios calculated by Bancolombia using SFC data.

Market Share – Checking Accounts

Current Accounts – Market Share (%)	Nov-2025	Dec-2024
Bancolombia	25.8%	27.4%
Banco de Bogotá	16.7%	18.1%
Davivienda	11.9%	11.0%
BBVA	10.5%	10.3%
Banco de Occidente	8.2%	8.7%
Itaú Corpbanca	2.4%	2.3%
Scotiabank Colpatria	2.2%	2.5%
Other	22.3%	19.7%
Source: Ratios calculated by Bancolombia using SFC data.

Market Share - Term Deposits

Term Deposits – Share (%)	Nov-2025	Dec-2024
Bancolombia	22.0%	22.2%
Davivienda	17.2%	17.9%
Banco de Bogotá	14.9%	13.9%
BBVA	12.8%	13.1%
Scotiabank Colpatria	5.4%	4.6%
Banco de Occidente	4.9%	4.7%
Itaú Corpbanca	3.0%	3.2%
Other	19.8%	20.4%
Source: Ratios calculated by Bancolombia using SFC data.

Market Share – Savings Accounts

Savings Account – Market Share (%)	Nov-2025	Dec-2024
Bancolombia	30.8%	30.7%
Davivienda	12.2%	12.5%
Banco de Bogotá	10.3%	10.8%
BBVA	10.0%	10.4%
Banco de Occidente	9.1%	9.1%
Scotiabank Colpatria	3.4%	3.5%
Itaú Corpbanca	1.8%	1.8%
Other	22.4%	21.2%
Source: Ratios calculated by Bancolombia using SFC data.

BAM and Our Competitors
We were the fifth-largest bank in the Guatemalan banking system, measured by total assets, deposits, and loan portfolio, and the sixth by equity.
As of December 31, 2025, the Superintendency of Banks of Guatemala (SIB) supervises and oversees 19 banking institutions.

The information presented in the following tables was prepared in accordance with Guatemalan banking regulations and reported to the SIB.
Below, we present the market share of the main institutions in the banking system as of December 31, 2025:

MARKET SHARE
	Assets	Equity	Loan Portfolio	Deposits	Profits
Banco Industrial	28.8%	22.8%	28.6%	26.6%	25.2%
Banrural	22.3%	24.8%	17.4%	24.1%	35.2%
Banco G&T Continental	12.0%	10.9%	11.5%	12.0%	11.3%
BAC-Reformador	7.7%	7.7%	9.8%	7.8%	6.5%
Banco Agromercantil	7.5%	6.2%	9.3%	7.6%	1.2%
Bantrab	7.1%	11.6%	8.0%	7.3%	7.9%
Banco Promerica	5.3%	5.3%	6.7%	5.3%	4.9%
Others*	9.3%	10.7%	8.7%	9.3%	7.8%
*Others includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Superintendency of Banks of Guatemala (SIB).
The following tables illustrate our individual market share and that of our main competitors, based on figures published by the Superintendency of Banks of Guatemala (SIB) under Guatemalan banking regulations, as of December 31, 2025 and 2024:

Loan Portfolio – Market Share

Loan Portfolio – Market Share (%)	2025	2024
Banco Industrial	28.6%	29.2%
Banrural	17.4%	16.3%
Banco G&T Continental	11.5%	11.2%
BAC-Reformador	9.8%	9.9%
Banco Agromercantil	9.3%	10.0%
Bantrab	8.0%	8.2%
Banco Promerica	6.7%	7.0%
Others*	8.7%	8.2%
*Others includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Superintendency of Banks of Guatemala (SIB).

Demand Deposits – Market Share

Demand Deposits – Market Share (%)	2025	2024
Banco Industrial	34.0%	33.9%
Banrural	24.7%	24.0%
Banco G&T Continental	12.0%	12.1%
BAC-Reformador	10.9%	11.0%
Banco Agromercantil	5.4%	5.9%
Banco Promerica	3.4%	3.5%
Bantrab	1.9%	2.1%
Others*	7.7%	7.5%
*Others includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Superintendency of Banks of Guatemala (SIB).

Term Deposits – Market Share

Term Deposits – Market Share (%)	2025	2024
Banco Industrial	23.6%	23.1%
Banrural	17.7%	16.5%
Bantrab	12.9%	13.7%
Banco Promerica	9.3%	9.4%
Banco G&T Continental	8.9%	8.8%
Banco Agromercantil	8.0%	8.7%
BAC-Reformador	6.7%	8.2%
Others*	12.9%	11.6%
*Others includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Superintendency of Banks of Guatemala (SIB).

Savings Deposits – Market Share

Savings Deposits – Market Share (%)	2025	2024
Banrural	31.7%	30.2%
Banco Industrial	21.7%	23.2%
Banco G&T Continental	16.0%	16.8%
Banco Agromercantil	9.7%	9.3%
Bantrab	6.5%	6.1%
BAC-Reformador	5.6%	5.9%
Banco Promerica	2.3%	2.4%
Others*	6.5%	6.1%
*Others includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Superintendency of Banks of Guatemala (SIB).

Bancoagrícola and Its Competitors
In 2025, Bancoagrícola continued to lead the Salvadoran financial system and ranked first in terms of total assets, loans, total deposits, equity, and profits. The information presented in the following tables compares Bancoagrícola and its competitors on an individual basis and was prepared based on publicly available information from the Superintendency of the Financial System (SSF), in accordance with the accounting standards of El Salvador.
Since 2024, the accounting standard in El Salvador has changed to align with International Financial Reporting Standards (IFRS). In addition, due to regulatory changes, the presentation of official information by the SSF has been modified. One of the most significant changes was the merger of checking and savings accounts into a single account, making it impossible to distinguish between them from 2024 onward.
The following table illustrates the market share of the main institutions in the Salvadoran financial system as of December 31, 2025:

	Assets	Equity	Loans	Deposits	Profits
Bancoagrícola	24.4%	23.5%	24.8%	25.6%	39.5%
Cuscatlán	17.0%	17.2%	17.4%	17.6%	18.1%
Davivienda	13.1%	13.5%	14.3%	13.1%	8.3%
BAC	14.1%	13.9%	15.5%	14.5%	10.3%
Hipotecario	8.4%	8.3%	5.7%	7.4%	8.1%
Promérica	5.5%	4.2%	5.6%	5.5%	2.6%
Other	17.5%	19.4%	16.7%	16.3%	13.1%
Source: Superintendency of the Financial System (SSF)
The following tables illustrate the market share of Bancoagrícola and its main competitors, based on figures published by the Superintendency of the Financial System (SSF), as of December 31, 2025 and 2024:

Total Loans – Market Share

Market Share – Loans (%)	2025	2024
Bancoagrícola	24.8%	24.2%
Cuscatlán	17.4%	17.9%
Davivienda	14.3%	14.2%
BAC	15.5%	15.6%
Hipotecario	5.7%	6.2%
Promérica	5.6%	5.7%
Others(1)	16.7%	16.2%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in the Salvadoran financial system, now known as Banco Apoyo Integral.

Checking and Savings Accounts – Market Share

Market Share – Demand Accounts (%)	2025	2024
Bancoagrícola	30.7%	31.3%
Cuscatlán	19.0%	18.7%
Davivienda	12.4%	12.6%
BAC	15.5%	15.6%
Hipotecario	6.1%	6.0%
Promérica	4.8%	5.0%
Others(1)	11.5%	10.8%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in the Salvadoran financial system, now known as Banco Apoyo Integral.

Term Deposits – Market Share

Market Share – Term Deposits (%)	2025	2024
Bancoagrícola	16.8%	15.1%
Cuscatlán	15.2%	15.0%
Davivienda	14.4%	15.2%
BAC	12.7%	14.2%
Hipotecario	9.7%	12.0%
Promérica	6.5%	7.2%
Others(1)	24.7%	21.3%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in the Salvadoran financial system, now known as Banco Apoyo Integral.

Banistmo and Its Competitors
Banistmo, one of the leading banks in Panama, remains the second-largest bank in the country in terms of balance sheet size (assets + liabilities), while in terms of loan portfolio it ranks third, with a market share of 8.2%. The following table illustrates the market share of the main institutions in the Panamanian financial system as of November 30, 2025.

MARKET SHARE
	Assets	Capital	Loans	Deposits	Profit
Banistmo	7.2%	6.9%	8.2%	9.2%	4.9%
Banco General	13.5%	12.3%	13.2%	19.2%	24.6%
Global Bank	6.3%	4.9%	6.7%	7.2%	2.0%
Banesco	4.0%	2.8%	4.3%	5.9%	2.3%
BAC	9.2%	25.0%	6.7%	8.2%	29.3%
Other	59.8%	48.1%	60.9%	50.3%	36.9%

Figures published by the Superintendency of Banks of Panama (SBP)
The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama as of November 30, 2025 and December 31, 2024:

Total Loans Market Share

Total Loans – Market Share (%)	2025	2024
Banistmo	8.2%	8.3%
Banco General	13.2%	13.1%
Global Bank	6.7%	6.9%
Banesco	4.3%	4.4%
BAC	6.7%	6.2%
Other	60.9%	61.1%
Figures published by the Superintendency of Banks of Panama (SBP)

Savings Deposits Market Share

Savings Deposits – Market Share (%)	2025	2024
Banistmo	9.8%	10.2%
Banco General	28.1%	29.1%
Global Bank	7.2%	7.4%
Banesco	6.8%	7.4%
BAC	5.0%	5.2%
Other	43.1%	40.7%
Figures published by the Superintendency of Banks of Panama (SBP)

Demand Deposits Market Share

Demand Deposits – Market share (%)	2025	2024
Banistmo	8.3%	9.0%
Banco General	23.1%	23.2%
Global Bank	3.5%	3.8%
Banesco	10.3%	10.0%
BAC	11.6%	11.1%
Other	43.2%	42.9%
Figures published by the Superintendency of Banks of Panama (SBP)

Term Deposits Market Share

Term Deposits – Market share (%)	2025	2024
Banistmo	9.2%	10.0%
Banco General	15.1%	14.9%
Global Bank	8.2%	8.3%
Banesco	4.4%	4.4%
BAC	8.4%	9.7%
Other	54.7%	52.7%
Figures published by the Superintendency of Banks of Panama (SBP)

General Discussion of Changes in Results

Grupo Cibest’s net income decreased in 2025 due to a non-recurring goodwill impairment related to the sale and purchase agreement for the sale of 100% of Banistmo’s shares. Nevertheless, the Group delivered solid operating results, supported by resilient margins and a significant reduction in provisions due to improved asset quality.
It is important to highlight that, in accordance with the Banistmo sale agreement executed in December 2025, the entity must be classified as an Asset Held for Sale and recognized as a Discontinued Operation under IFRS 5. This classification will remain in place until the transaction is completed. From the classification date onward, its assets and liabilities are presented separately on the balance sheet, and its results are shown independently from continuing operations in the income statement, which requires the restatement of prior comparative periods23.
In Colombia, 2025 was marked by a moderate economic recovery driven by domestic demand, public spending, and lower unemployment rates; however, high inflation, a contractionary monetary policy, and persistent fiscal pressures continued to affect the macroeconomic environment. Meanwhile, the Central American region—El Salvador, Panama, and Guatemala—recorded moderate economic growth, supported by remittances, low to moderate inflation, and generally stable macroeconomic conditions, despite ongoing structural and fiscal challenges.
In contrast to the depreciation observed in 2024, the Colombian peso strengthened throughout 2025, closing the year at COP 3,757.08 per U.S. dollar, representing an appreciation of 14.79%.
The customer loan portfolio decreased by 8.27% during the year. This behavior is mainly explained by the Banistmo purchase agreement, as its assets were reclassified as “assets associated with investments in subsidiaries held for sale.” The appreciation of the Colombian peso against the U.S. dollar is also relevant, as balances of foreign operations are translated into Colombian pesos. Excluding the exchange rate effect, the annual decrease was 4.91%.
It is worth noting that our operations in Colombia and El Salvador led the acceleration in loan originations, growing at a faster pace in 2025 compared to the previous year. Mortgage loans recorded the highest percentage growth, particularly in Colombia, partly driven by reduced-rate programs launched in 2024 that remained in place during the first part of 2025.
The consumer portfolio re-emerged as a key growth driver after two years of contraction, supported by the adoption of a renewed risk appetite—progressively more aggressive but still selective within Bancolombia—focused on lower-risk segments such as middle- and high-income individuals. At the same time, loan origination from our digital bank Nequi provided an additional boost, targeting lower-income segments and operating under a relatively higher risk approach.
Commercial lending showed moderate expansion, as corporate demand in Colombia and Panama remained weak. In contrast, our operations in El Salvador and Guatemala continued to show stronger credit dynamics. Growth in commercial loans was heterogeneous across regions: corporate demand remained weak in Panama and showed only modest improvement in Colombia, given the economic environment and political uncertainty; while in El Salvador and Guatemala, more favorable activity was observed, led by corporate clients. However, due to their smaller share within the Group’s consolidated portfolio, their overall impact was limited.
The total portfolio in Colombian pesos grew by 9.77%, while the portfolio denominated in U.S. dollars decreased by 43.27% in Colombian pesos (-33.42% when measured in U.S. dollars).
23 See Note 31 – Discontinued Operations

Asset quality remained solid in 2025, with a reduction in the cost of risk across all loan categories, especially in consumer lending, which has continued to improve steadily over the past two years. While the 2024 provision expense was partially influenced by favorable macroeconomic effects captured in our expected loss models, the annual expense in 2025 was even lower, mainly explained by the continued improvement in asset quality.
Consistent with the above, total provisions and credit risk impairment, net, decreased by 11.32%, from COP 4,995 billion in 2024 to COP 4,430 billion in 2025. Likewise, 30- and 90-day delinquency indicators declined across all segments, reflecting a more favorable credit cycle, particularly in Colombia.
Allowance for loan and lease losses represented 4.80% of the total loan portfolio and 134.41% of 30-day past-due loans (excluding accrued interest) as of year-end 2025, compared with 5.37% of the total portfolio and 112.39% of 30-day past-due loans as of year-end 2024. Based on our expected credit loss models, we estimate that these provision levels provide adequate coverage against expected credit losses.
Customer deposits decreased by 5.25% during 2025. This result is mainly explained by the Banistmo purchase agreement, as its liabilities were reclassified as “liabilities associated with investments in subsidiaries held for sale.”
The net loans-to-deposits ratio stood at 91.9% in 2025, compared to 94.3% at year-end 2024. This decrease reflects, in part, the effects of the reclassification of Banistmo’s assets and liabilities and, in part, annual deposit growth that outpaced the growth of the loan portfolio on a consolidated basis.
The net interest income and valuation margin decreased in 2025 to 6.13%, from 6.39% in 2024.
Net income attributable to Grupo Cibest shareholders declined to COP 3,821 billion in 2025 (equivalent to COP 4,045 per share, both common and preferred, and USD 3.99 per ADS), representing a 39.04% decrease compared to COP 6,268 billion reported in 2024.
The average return on equity (ROE) was 9.09% in 2025, compared to 15.77% in 2024.
As of December 31, 2025, the banks that are part of Grupo Cibest comply with capital adequacy regulatory requirements in each of the geographies in which they operate.
Bancolombia’s standalone capital adequacy ratio was 14.40% (core capital ratio of 12.22%), lower than the 18.54% (core capital ratio of 15.97%) reported at year-end 2024. This variation is mainly explained by the start of operations of Grupo Cibest during 2025. The minimum regulatory requirement for total capital adequacy in Colombia is 11.50%.
Banco Agrícola’s capital adequacy ratio was 13.57%, lower than the 15.13% reported at year-end 2024, exceeding by 157 basis points the minimum level of 12.00% required by the regulator in El Salvador.
BAM’s capital adequacy ratio was 13.51%, lower than the 13.75% (core capital ratio of 7.54%) reported at year-end 2024, significantly exceeding the minimum level of 10.00% (core capital ratio of 5.00%) required by the regulator in Guatemala.

Net interest margin and income from valuation of financial instruments before provision for loan impairment, off-balance sheet commitments, and other financial instruments
Interest income, which includes interest from the loan portfolio and financial leasing operations, interbank funds sold, and interest and valuation of financial instruments, totaled COP 31,488 billion in 2025, a decrease of 4.16% compared to COP 32,854 billion recorded in 2024. This reduction was mainly due to lower yields in the loan portfolio, reflecting the impact of asset repricing during the interest rate cut cycle, as a significant portion of the portfolio is indexed to variable rates.
Additionally, mortgage loans—the fastest-growing segment in 2025—continued to generate the lowest interest yields, particularly in Colombia. Meanwhile, consumer lending, historically the segment with the highest risk-adjusted returns, resumed its growth trajectory during the year; however, its still modest pace of expansion was not sufficient to offset the downward pressure on lending margins resulting from the factors mentioned above.
As a result, the average nominal interest rate on loans and leasing operations was 10.52% in 2025, lower than the 12.26% in 2024.
Interest expense totaled COP 12,061 billion in 2025, a decrease of 11.88% compared to COP 13,688 billion in 2024. Various hedging strategies implemented during the year helped optimize the liability structure and manage interest rate exposure on the deposit base in Colombia. Additionally, the bank increased the proportion of low-cost deposits and adjusted the maturities of term deposits to accelerate repricing in line with the rate cycle. These measures largely offset the effect of lower portfolio yields, supporting profitability. As a result, the interest rate paid on interest-bearing liabilities decreased to 3.97% in 2025, from 5.19% in 2024.
Interest on debt instruments calculated using the effective interest method totaled COP 715 billion in 2025, a decrease of 1.86% compared to COP 728 billion in 2024. Meanwhile, total valuation income from financial instruments amounted to COP 1,436 billion, a decrease of 13.77% compared to 2024. During 2025, the investment division delivered solid results, maintaining the positive trend observed in 2024, supported by a high liquidity position. This performance was driven by the effective execution of positions in the securities portfolio—including the valuation of debt instruments—as well as efficient liquidity management in short-term money market instruments; additionally, the distribution and sale of derivatives to commercial segment clients contributed to robust income generation.
As a result, net interest and valuation income reached COP 19,426 billion in 2025, an increase of 1.35% compared to COP 19,167 billion in 2024. This represents an interest and valuation margin of 6.13%, a decrease of 26 basis points compared to the 6.39% recorded in 2024.

Fees
The following table presents the main categories of fee and commission income for the years ended December 31, 2025 and December 31, 2024, along with year-over-year variations. For more information on the composition of Grupo Cibest’s segments, see Note 3 Operating Segments.

As of December 31, 2025	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases	All other segments	Total	Discontinued operation – Panama Banking

Fee income from contracts with customers	In millions of COP

Debit and credit cards and affiliated merchanst	2,815,114	339,492	103,514	1,690	-	-	3,259,810	260,524
Payments and collections	1,136,610	-	-	-	-	-	1,136,610	7,611
Banking services	738,887	183,023	62,462	47,505	-	62,802	1,094,679	118,747
Insurance banking	1,090,888	12	-	-	-	1	1,090,901	64,711
Trust activities	-	9,266	893	50	-	634,665	644,874	7,682
Securities placement	-	3,709	-	-	-	102,943	106,652	-
Acceptances, guarantees and letters of credit	69,154	4,802	1,761	600	-	-	76,317	27,701
Brokerage	-	-	-	-	-	42,214	42,214	-
Other	301,218	89,681	62,950	5,820	4	16,824	476,497	32,270
Total revenue from contracts with customer	6,151,871	629,985	231,580	55,665	4	859,449	7,928,554	519,246

As of December 31, 2024	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases	All other segments	Total	Discontinued operation – Panama Banking

Fee income from contracts with customers	In millions of COP

Debit and credit cards and affiliated merchanst	2,657,690	257,697	85,842	1,934	-	-	3,003,163	282,610
Payments and collections	1,024,053	-	-	-	-	-	1,024,053	15,735
Banking services	694,554	166,713	65,432	43,540	-	34,580	1,004,819	131,958
Insurance banking	958,311	47	-	-	-	13	958,371	67,193
Trust activities	-	6,515	902	50	-	544,820	552,287	18,964
Acceptances, guarantees and letters of credit	73,302	5,789	1,881	679	-	-	81,651	27,364
Securities placement	-	2,097	-	-	-	78,120	80,217	1,670
Brokerage	-	-	-	-	-	20,648	20,648	16,473

Other	252,445	76,876	57,721	5,698	292	8,271	401,303	359
Total revenue from contracts with customer	5,660,355	515,734	211,778	51,901	292	686,452	7,126,512	562,326

	Variation
	2025	-	2024
	COP		%
Fee income from contracts with customers
Debit and credit cards and affiliated merchanst	256,647		8.55%
Insurance banking	132,530		13.83%
Payments and collections	112,557		10.99%
Trust activities	92,587		16.76%
Banking services	89,860		8.94%
Brokerage	21,566		104.45%
Securities placement	26,435		32.95%
Acceptances, guarantees and letters of credit	(5,334)		(6.53) %
Other	75,194		18.74%
Total revenue from contracts with customer (1)	802,042		11.25%
(1)Total fee income from continuing operations.
Fee Expenses
The following table presents expenses related to fees:

	Period		Variation
	2025	2024	2025–2024
	In millions of COP
Banking services	1,737,216	1,458,363	278,853	19.12%
Sales, collections and other services	889,356	894,836	(5,480)	(0.61%)
Banking correspondents	618,969	620,818	(1,849)	(0.30%)
Payments and collections	77,008	46,792	30,216	64.58%
Other	251,061	204,573	46,488	22.72%
Total fee expenses	3,573,610	3,225,382	348,228	10.80%

Discontinued operation Banistmo S.A.	261,793	286,392	(24,599)	(8.59%)
Net Fee Income

	Period		Variation
	2025	2024	2025–2024
	In millions of COP
Fee income	7,928,554	7,126,512	802,042	11.25%
Fee Expenses	(3,573,610)	(3,225,382)	(348,228)	10.80%
Total net fee income	4,354,944	3,901,130	453,814	11.63%

For 2025, gross fee and commission income totaled COP 7,929 billion, an increase of 11.25% compared to COP 7,127 billion in 2024. The main sources of fee income are credit and debit cards, payments and collections, banking services, and insurance (bancassurance). These segments account for approximately 41%, 14%, 14%, and 14% of total fee income, respectively.
Credit and debit card income is derived from interchange fees paid by merchants and monthly maintenance charges. Income from this segment increased by 8.55% year over year, driven by higher transaction volumes and higher interbank interchange fees associated with the growth of both domestic and international purchases made at points of sale and through electronic payment channels.
Banking services contributed significantly to the increase in fee income, registering growth of 8.94% during the period, driven, among other factors, by higher income from digital banking in Colombia. Fees from payments and collections grew by 10.99% during the year, mainly as a result of a higher number of automated payment transactions in the Colombia operation.
Bancassurance recorded an increase of 13.83%, reflecting a notable strengthening compared to the results achieved in 2024. This improvement reflects higher commission income derived from the distribution of insurance policies, as well as the launch of a joint operation with a new insurer in the second half of the year.
Fee expenses totaled COP 3,574 billion in 2025, an increase of 10.80% compared to COP 3,225 billion in 2024. The combined categories of banking services and payments and collections accounted for 51% of total fee expenses and increased by 20.53%. This variation is mainly explained by higher data processing costs for banking services, higher royalties paid to credit card networks due to increased transaction volumes, and higher expenses associated with benefits offered to cardholders.
Sales, collections, and other services represented 25% of fee expenses. On an annual basis, this category decreased by 0.61%, reflecting lower expenses related to outsourced sales and third-party collection services.

Other Operating Income
Other operating income amounted to COP 3,572 billion, an increase of 20.02% compared to COP 2,976 billion recorded in 2024. The aggregate balance of foreign exchange hedging income generated a positive net effect, considering foreign currency trading operations and derivative contracts, exceeding the level observed in 2024 due to heightened volatility that drove higher FX transaction volumes.
Gains on the sale of assets totaled COP 237 billion, an increase of 132.55% compared to 2024. This variation was mainly explained by higher gains from the disposal of operating lease assets, particularly vehicles marketed through the Renting Colombia operation, reflecting higher sale prices.
Income from operating leases totaled COP 1,748 billion in 2025, a decrease of 4.31% compared to the previous year. This variation is attributable to lower income from vehicle rentals and from real estate leasing operations under the FIC (Fondo Inmobiliario Colombia).

Dividends and Other Net Income from Equity Method Investments
Total dividends and other net income from equity investments amounted to COP 693 billion in 2025, an increase of 644.38% compared to COP 93 billion recorded in 2024. This increase is mainly explained by the partial reversal of the impairment recognized in 2024 on the investment in Tuya S.A.

Operating Expenses
The following table summarizes the main components of Grupo Cibest’s operating expenses for the years ended December 31, 2025, 2024, and 2023:

	2025(1)	2024(1)	Variation / 2025–2024
In millions of Colombian pesos
Operating Expenses
Salaries and employee benefits	5,760,122	5,224,723	535,399	10.25%
Other administrative and general expenses	5,599,360	5,035,023	564,337	11.21%
Taxes other than income tax	1,481,323	1,402,064	79,259	5.65%
Amortization, depreciation and impairment	1,016,301	989,336	26,965	2.73%
Total operating expenses	13,857,106	12,651,146	1,205,960	9.53%
Discontinued operation Banistmo S.A.	909,939	982,520	(72,581)	(7.39%)
(1)As of December 31, 2025 and 2024, Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Consolidated Financial Statements Note 1. Reporting Entity, Note 2.D12. Material accounting policies – Assets held for sale and discontinued operations, and Note 31. Discontinued Operation.
The following table summarizes the main components of Grupo Cibest’s operating expenses for the following years:

	2024(1)	2023(1)	Variation / 2024–2023
In millions of Colombian pesos
Operating Expenses
Salaries and employee benefits	5,224,723	4,899,283	325,440	6.64%
Other administrative and general expenses	5,035,023	4,614,987	420,036	9.10%
Taxes other than income tax	1,402,064	1,393,216	8,848	0.64%
Amortization, depreciation and impairment	989,336	1,017,144	(27,808)	(2,73%)
Total operating expenses	12,651,146	11,924,630	726,516	6.09%
Discontinued operation Banistmo S.A.	982,520	1,017,555	(35,035)	(3,44%)
(1)As of December 31, 2025 and 2024, Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Consolidated Financial Statements Note 1. Reporting Entity, Note 2.D12. Material accounting policies – Assets held for sale and discontinued operations, and Note 31. Discontinued Operation.
Operating expenses totaled COP 13,857 billion in 2025, an increase of 9.53% compared to COP 12,651 billion recorded in 2024.

Salaries and employee benefits (excluding bonuses) amounted to COP 4,695 billion in 2025, an increase of 7.79% compared to 2024. This variation is mainly explained by annual salary increases. Bonuses increased under the performance-based compensation model, which incentivizes employee contributions to overall profitability.
Other administrative and general expenses totaled COP 5,599 billion in 2025, an increase of 11.21% compared to 2024. This increase is largely related to technology and professional services associated with ongoing modernization projects, higher cloud service consumption, additional data processing costs linked to software license renewals, and increased use of software services.
Impairment, depreciation, and amortization totaled COP 1,016 billion in 2025, an increase of 2.73% compared to the previous year, mainly driven by higher depreciation of right-of-use assets related to real estate and IT equipment.
As a result of changes in expenses and income, Grupo Cibest’s efficiency ratio (expenses to income) for 2025 was 49.41%, higher than the 48.40% recorded in 2024.
Provision Expenses and Asset Quality
Net loan impairment charges totaled COP 4,430 billion (equivalent to 1.59% of the average loan portfolio) in 2025, a decrease of 11.32% compared to COP 4,995 billion (or 1.88% of the average portfolio) recorded in 2024. Asset quality reflected a more favorable credit cycle, supported by a reduction in provision expenses across all loan categories, especially consumer lending, which has shown sustained improvement over the past two years. These positive trends were mainly driven by the broad-based recovery of the consumer portfolio across all regions and the strong performance of the mortgage portfolio.
Non-performing loans totaled COP 10,130 billion as of December 31, 2025, a decrease of 30.25% compared to COP 14,523 billion in the previous year. The non-performing loan ratio (loans past due more than 30 days over total loans) stood at 3.95% at year-end 2025, below the 5.20% recorded as of December 31, 2024.
Credit risk management during 2025 focused on proactive adjustments to the Group’s risk appetite and timely actions across origination, monitoring, and recovery stages. Improved origination models supported disciplined growth and contributed to enhancing the credit profile of commercial and consumer clients. Advances in predictive analytics strengthened portfolio monitoring by improving the accuracy of client risk ratings. Recovery strategies—supported by improved customer repayment capacity, digital self-service tools, and data-driven collection models—increased effectiveness, improved recoveries, and contributed to reducing charge-offs across all geographies.
Net charge-offs totaled COP 6,341 billion in 2025, a decrease of 19.28% compared to COP 7,856 billion in 2024. The reduction in charge-offs is mainly explained by a lower volume of non-performing consumer loans from vintages originated during the year, along with greater effectiveness in the recovery processes described above. Net charge-offs help cleanse uncollectible assets from the loan portfolio and, consequently, improve the accuracy of asset quality indicators.

Income Tax Expense
The effective tax rate is lower than the statutory rate due to certain tax benefits. In Colombia, these include tax-exempt income from social housing projects, benefits associated with investments in productive fixed assets, and non-taxable dividends. For Central American operations, tax benefits arise from exempt income related to returns on securities issued by the governments of Guatemala, El Salvador, and Panama. Additionally, profits generated by subsidiaries operating in jurisdictions with lower tax rates than Colombia also contribute. Furthermore, tax expense was affected by the declaration of an economic and social emergency, under which certain tax measures increased the corporate income tax rate by 10 percentage points.

Segment Results
Colombia Banking

	For the year ended December 31,
				Variation	Variation
	2025	2024	2023	2025–2024	2024–2023
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	26,062,351	27,543,286	29,230,060	(5.38) %	(5.77) %
Interest on loan portfolio and financial leasing operations	24,478,980	25,632,102	28,366,678	(4.50) %	(9.64) %
Debt securities	1,491,219	1,503,298	937,090	(0.80) %	60.42%
Derivatives, net	51,816	155,794	(167,887)	(66.74) %	192.80%
Liquidity operations, net	40,336	252,092	94,179	(84.00) %	167.67%
Interest expense	(9,633,252)	(11,292,917)	(13,202,338)	(14.70) %	(14.46) %
Net interest and valuation margin before provisions for loan impairment, off-balance sheet commitments, and other financial instruments	16,429,099	16,250,369	16,027,722	1.10%	1.39%
Provisions and credit risk impairment, net	(3,396,144)	(4,220,195)	(6,480,377)	(19.53) %	(34.88) %
Net interest and valuation income after provisions and impairment	13,032,955	12,030,174	9,547,345	8.34%	26.01%
Expenses from transactions with other operating segments of the Bank	(288,452)	(181,303)	(217,445)	59.10%	(16.62) %
Fee income	6,151,871	5,660,353	5,252,104	8.68%	7.77%
Fee income	(3,140,014)	(2,885,255)	(2,522,916)	8.83%	14.36%
Total net fee income	3,011,857	2,775,098	2,729,188	8.53%	1.68%
Other operating income (expenses)(1)	1,620,506	1,219,476	2,049,297	32.89%	(40.49) %
Dividends and Other Net Income from Equity Method Investments	179,656	(121,975)	17,612	247.29%	(792.57) %
Total net income	17,556,522	15,721,470	14,125,997	11.67%	11.29%
Operating expenses(2)	(9,457,584)	(8,497,419)	(7,939,136)	11.30%	7.03%
Amortization, depreciation and impairment	(706,370)	(631,282)	(508,543)	11.89%	24.14%
Total operating expenses	(10,163,954)	(9,128,701)	(8,447,679)	11.34%	8.06%
Income before income tax	7,392,568	6,592,769	5,678,318	12.13%	16.10%
Segment assets	268,613,654	266,515,464	254,244,189	0.79%	4.83%
Segment liabilities	241,194,742	222,388,179	216,186,886	8.46%	2.87%
(1)Includes derivatives, net foreign exchange, operating leases, and gains on sale of assets.

(2)Includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.

Pre-tax income of the Colombia Banking segment increased by 12.13% to COP 7,393 billion in 2025, compared to COP 6,593 billion in 2024, driven by the factors described below.
Total interest and valuation income decreased by 5.38% to COP 26,062 billion, mainly due to a 4.50% decline in interest income from lending operations. This reduction was primarily recorded in the commercial and consumer segments, as a result of lower origination rates in both portfolios.
Total interest expense decreased by 14.70% to COP 9,633 billion from COP 11,293 billion, despite higher average balances in savings accounts and term deposits. Interest expense was mainly affected by the lower remuneration rate on term deposits. Additionally, interest expenses on bonds declined due to lower average balances, and borrowings from financial institutions decreased both due to lower average balances and lower rates. The larger reduction in interest expenses relative to interest income led to an improvement in net interest margin compared to the previous year. As a result, the net interest and valuation margin increased by 1.10% to COP 16,429 billion.
Total provision expense decreased by 19.53% to COP 3,396 billion from COP 4,220 billion. This reduction was mainly driven by lower credit losses in the consumer portfolio due to improved performance of personal loans.
Net fee income increased by 8.53% to COP 3,012 billion, mainly due to higher income from bancassurance, credit and debit cards, and payments and collections, particularly through digital channels. These improvements were partially offset by an increase in fee expenses, which grew by 8.83% year over year, mainly related to banking services and service and collection fees; transaction-related expenses increased by 59.10%.
Other operating income increased to COP 1,621 billion, mainly due to higher results from foreign exchange differences and FX derivatives.
Dividends and net income from equity investments recorded a gain of COP 180 billion, compared to a loss of COP 122 billion in 2024, mainly due to the partial reversal of the impairment recognized in 2024 on the investment in Tuya S.A.
Total operating expenses increased by 11.34% to COP 10,164 billion from COP 9,129 billion, mainly due to an increase in administrative and general expenses. This increase was driven by higher license maintenance costs, as well as expenses related to cloud services and IT equipment. Salaries and employee benefits increased by 11.07% to COP 4,283 billion.
Assets attributable to Colombia Banking grew by 0.79% during the year, mainly driven by the expansion of the loan portfolio, with strong performance in the mortgage and consumer portfolios. Growth in the consumer segment was primarily driven by products such as credit cards and personal loans.
Finally, liabilities attributable to Colombia Banking increased by 8.46% in 2025, supported by higher deposits, particularly in savings accounts and term deposits.

El Salvador Banking

	For the year ended December 31,
				Variation	Variation
	2025	2024	2023	2025–2024	2024–2023
	In millions of COP
Total interest income and valuation of financial instruments	2,095,137	1,851,126	1,773,141	13.18%	4.40%
Interest on loan portfolio and financial leasing operations	1,807,267	1,623,427	1,524,765	11.32%	6.47%
Debt securities	287,163	226,122	236,351	26.99%	(4.33) %
Derivatives, net	—	775	11,187	(100.00) %	(93.07) %
Liquidity operations, net	707	802	838	(11.85) %	(4.30) %
Interest expense	(437,193)	(437,244)	(464,851)	(0.01) %	(5.94) %
Net interest and valuation margin before provisions for loan impairment, off-balance sheet commitments, and other financial instruments	1,657,944	1,413,882	1,308,290	17.26%	8.07%
Provisions and credit risk impairment, net	(334,805)	(236,086)	(154,938)	41.81%	52.37%
Net interest and valuation income after provisions and impairment	1,323,139	1,177,796	1,153,352	12.34%	2.12%
Expenses from transactions with other operating segments of the Bank	1,769	(19,110)	(17,732)	109.26%	7.77%
Fee income	629,985	515,734	479,568	22.15%	7.54%
Fee income	(291,977)	(226,445)	(188,972)	28.94%	19.83%
Total net fee income	338,008	289,289	290,596	16.84%	(0.45) %
Other operating income(1)	42,082	40,818	51,656	3.10%	(20.98) %
Dividends and Other Net Income from Equity Method Investments	4,590	4,338	10,982	5.81%	(60.50) %
Total net income	1,709,588	1,493,131	1,488,854	14.50%	0.29%
Operating expenses(2)	(831,994)	(771,079)	(668,105)	7.90%	15.41%
Amortization, depreciation and impairment	(96,796)	(93,982)	(131,922)	2.99%	(28.76) %
Total operating expenses	(928,790)	(865,061)	(800,027)	7.37%	8.13%
Income before income tax	780,798	628,070	688,827	24.32%	(8.82) %
Segment assets	25,916,845	26,670,513	21,608,586	(2.83) %	23.43%
Segment liabilities	23,452,205	23,889,120	19,220,367	(1.83) %	24.29%
(1) Includes derivatives, net foreign exchange, operating leases, and gains on sale of assets.
Includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.

In 2025, pre-tax income of El Salvador Banking increased by 24.32% to COP 781 billion, driven by the factors described below.
Financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar during 2025.
Total interest and valuation income expressed in Colombian pesos increased by 13.18% to COP 2,095 billion, mainly driven by higher interest income from commercial and consumer loan portfolios. Interest expenses remained relatively stable during the year

The loan portfolio in Colombian pesos decreased by 5.19%. In U.S. dollars, the portfolio increased by 11.26%, mainly driven by commercial and consumer portfolios. Deposits grew by 17.99% in U.S. dollar terms and 0.54% in Colombian pesos, mainly due to an increase in savings accounts and term deposits.
Net loan impairment increased by 41.81% to COP 335 billion, compared to COP 236 billion in 2024, mainly as a result of growth in the consumer portfolio.
Net fee income increased by 16.84% to COP 338 billion, mainly driven by higher income from debit cards, credit cards, and merchant services.
Total operating expenses increased by 7.37% to COP 929 billion, mainly due to higher general expenses and salaries.
Assets attributable to El Salvador Banking decreased by 2.83% during the year, mainly due to a lower loan portfolio balance compared to the previous quarter, as a result of the appreciation of the Colombian peso against the U.S. dollar. Similarly, liabilities decreased by 1.83%, mainly due to lower deposit balances caused by exchange rate effects.

Panama Banking

	For the year ended December 31,
				Variation	Variation
	2025	2024	2023	2025–2024	2024–2023
	In millions of COP
Total interest income and valuation of financial instruments	2,546,671	2,689,904	2,826,559	(5.32) %	(4.83) %
Interest on loan portfolio and financial leasing operations	2,103,723	2,283,111	2,415,234	(7.86) %	(5.47) %
Debt securities	353,019	316,205	301,167	11.64%	4.99%
Derivatives, net	3,197	3,322	817	(3.76) %	306.61%
Liquidity operations, net	86,732	87,266	109,341	(0.61) %	(20.19) %
Interest expense	(1,241,640)	(1,336,250)	(1,238,112)	(7.08) %	7.93%
Net interest and valuation margin before provisions for loan impairment, off-balance sheet commitments, and other financial instruments	1,305,031	1,353,654	1,588,447	(3.59) %	(14.78) %
Provisions and credit risk impairment, net	(161,369)	(456,748)	(270,501)	(64.67) %	68.85%
Net interest and valuation income after provisions and impairment	1,143,662	896,906	1,317,946	27.51%	(31.95) %
Expenses from transactions with other operating segments of the Bank	—	—	—	— %	— %
Fee income	519,246	562,330	532,930	(7.66) %	5.52%
Fee income	(261,793)	(286,392)	(258,897)	(8.59) %	10.62%
Total net fee income	257,453	275,938	274,033	(6.70) %	0.70%
Other operating income(1)	24,905	65,876	36,939	(62.19) %	78.34%
Dividends and Other Net Income from Equity Method Investments	8,561	11,474	13,498	(25.39) %	(14.99) %
Loss from discontinued operations	(3,455,596)	—	—	100.00%	— %
Total net income	(2,021,015)	1,250,194	1,642,416	(261.66) %	(23.88) %
Operating expenses(2)	(812,202)	(853,981)	(909,844)	(4.89) %	(6.14) %
Amortization, depreciation and impairment	(97,737)	(128,544)	(107,717)	(23.97) %	19.33%
Total operating expenses	(909,939)	(982,525)	(1,017,561)	(7.39) %	(3.44) %
Income before income tax	(2,930,954)	267,669	624,855	(1194.99) %	(57.16) %
Segment assets	39,538,249	45,964,767	40,740,495	(13.98) %	12.82%
Segment liabilities	35,059,304	41,132,907	36,315,750	(14.77) %	13.26%
(1)Includes derivatives, net foreign exchange, operating leases, and gains on sale of assets.
(2)Includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.

In 2025, Panama Banking reported a pre-tax loss of COP 2,931 billion, compared with a profit of COP 268 billion in 2024, driven by the factors described below.
Financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar during 2025.
Total interest and valuation income decreased by 5.32% to COP 2,547 billion, mainly due to lower interest income from the commercial loan portfolio. The loan portfolio, expressed in Colombian pesos, decreased by 16.58%; when expressed in U.S. dollars, it declined by 2.10%, mainly due to decreases in the mortgage and commercial portfolios. Deposits decreased by 0.85% in U.S. dollar terms and by 15.51% in Colombian pesos, mainly due to lower term deposits.
Total loan loss provision expense decreased by 64.67% to COP 161 billion, compared with COP 457 billion in 2024. This variation is mainly explained by the release of provisions associated with macroeconomic models and the overall improved performance of the loan portfolio.
Net fee income decreased by 6.70% to COP 257 billion, mainly due to lower brokerage income and lower credit card fee income.
The loss from discontinued operations reflects a loss of COP 3,456 billion as a result of the impairment of goodwill associated with the share sale and purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of Banistmo’s shares, partially offset by a recovery in deferred tax.
Total operating expenses decreased by 7.39%, mainly due to lower general expenses related to professional fees for IT projects and other technology costs, which offset the increase in bonuses.
Assets attributable to Panama Banking decreased by 13.98% during the year, mainly due to a lower balance in the loan portfolio. Similarly, liabilities fell by 14.77%, mainly as a result of the decrease in deposits, especially term deposits.

Guatemala Banking

	For the year ended December 31,
				Variation	Variation
	2025	2024	2023	2025–2024	2024–2023
	In millions of COP
Total interest income and valuation of financial instruments	2,013,347	1,939,602	1,795,543	3.80%	8.02%
Interest on loan portfolio and financial leasing operations	1,848,807	1,807,334	1,726,821	2.29%	4.66%
Debt securities	173,103	134,101	60,534	29.08%	121.53%
Liquidity operations, net	(8,563)	(1,833)	8,188	367.16%	(122.39) %
Interest expense	(911,786)	(804,815)	(731,886)	13.29%	9.96%
Net interest and valuation margin before provisions for loan impairment, off-balance sheet commitments, and other financial instruments	1,101,561	1,134,787	1,063,657	(2.93) %	6.69%
Provisions and credit risk impairment, net	(442,529)	(394,589)	(499,368)	12.15%	(20.98) %
Net interest and valuation income after provisions and impairment	659,032	740,198	564,289	(10.97) %	31.17%
Expenses from transactions with other operating segments of the Bank	(79,514)	(86,604)	(75,808)	(8.19) %	14.24%
Fee income	231,580	211,779	223,200	9.35%	(5.12) %
Fee income	(96,751)	(85,700)	(89,405)	12.89%	(4.14) %
Total net fee income	134,829	126,079	133,795	6.94%	(5.77) %
Other operating income(1)	131,316	130,140	130,757	0.90%	(0.47) %
Dividends and Other Net Income from Equity Method Investments	2,115	1,555	1,827	36.01%	(14.89) %
Total net income	847,778	911,368	754,860	(6.98) %	20.73%
Operating expenses(2)	(654,017)	(645,311)	(620,928)	1.35%	3.93%
Amortization, depreciation and impairment	(59,578)	(61,471)	(55,243)	(3.08) %	11.27%
Total operating expenses	(713,595)	(706,782)	(676,171)	0.96%	4.53%
Income before income tax	134,183	204,586	78,689	(34.41) %	159.99%
Segment assets	24,413,292	27,332,834	21,377,205	(10.68) %	27.86%
Segment liabilities	22,331,358	25,018,466	19,469,075	(10.74) %	28.50%
(1)    Includes derivatives, net foreign exchange, operating leases, and gains on sale of assets.
(2)    Includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.

Pre-tax income of Guatemala Banking decreased to COP 134 billion in 2025, from COP 205 billion in 2024, driven by the factors described below.
Financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar during 2025.
Total interest and valuation income increased by 3.80% to COP 2,013 billion, due to higher interest income generation from the commercial loan portfolio, as well as higher valuations of investments in debt instruments. The loan portfolio expressed in Colombian pesos decreased by 13.21%; in U.S. dollars, it grew by 1.86%, mainly driven by the commercial portfolio
Total loan loss provision expense increased by 12.15% to COP 443 billion, compared with COP 395 billion in 2024, mainly due to higher provision expenses in the consumer portfolio.
Net fee income increased by 6.94% to COP 135 billion, mainly driven by higher fees related to electronic services and ATM transactions.
Total operating expenses increased by 0.96% to COP 714 billion, mainly due to higher personnel expenses and technology services.
Assets attributable to Guatemala Banking, expressed in Colombian pesos, decreased by 10.68% during the year, mainly due to the reduction in the loan portfolio as a result of a lower exchange rate. Similarly, liabilities decreased by 10.74%, mainly driven by lower customer deposits, also associated with exchange rate effects.

International Banking

	For the year ended December 31,
				Variation	Variation
	2025	2024	2023	2025–2024	2024–2023
	In millions of COP
Total interest income and valuation of financial instruments	1,014,777	1,203,837	1,112,171	(15.70) %	8.24%
Interest on loan portfolio and financial leasing operations	852,849	987,377	940,091	(13.62) %	5.03%
Debt securities	94,069	116,662	85,091	(19.37) %	37.10%
Derivatives, net	(56)	(94)	(188)	(40.43) %	(50.00) %
Liquidity operations, net	67,915	99,892	87,177	(32.01) %	14.59%
Interest expense	(660,927)	(708,671)	(596,039)	(6.74) %	18.90%
Net interest and valuation margin before provisions for loan impairment, off-balance sheet commitments, and other financial instruments	353,850	495,166	516,132	(28.54) %	(4.06) %
Provisions and credit risk impairment, net	(225,658)	(91,617)	4,164	146.31%	(2,300.22) %
Net interest and valuation income after provisions and impairment	128,192	403,549	520,296	(68.23) %	(22.44) %
Income from transactions with other operating segments of the Bank	320,216	400,937	416,107	(20.13) %	(3.65) %
Fee income	55,665	51,903	47,228	7.25%	9.90%
Fee income	(11,627)	(10,116)	(11,042)	14.94%	(8.39) %
Total net fee income	44,038	41,787	36,186	5.39%	15.48%
Other operating income(1)	16,492	12,435	16,794	32.63%	(25.96) %
Dividends and Other Net Income from Equity Method Investments	24	25	37	(4.00) %	(32.43) %
Total net income	508,962	858,733	989,420	(40.73) %	(13.21) %
Operating expenses(2)	(104,892)	(98,572)	(89,220)	6.41%	10.48%
Amortization, depreciation and impairment	(2,473)	(8,016)	(4,259)	(69.15) %	88.21%
Total operating expenses	(107,365)	(106,588)	(93,479)	0.73%	14.02%
Income before income tax	401,597	752,145	895,941	(46.61) %	(16.05) %
Segment assets	23,693,417	35,272,842	30,199,897	(32.83) %	16.80%
Segment liabilities	21,502,643	24,248,959	20,734,521	(11.33) %	16.95%
(1)    Includes derivatives, net foreign exchange, operating leases, and gains on sale of assets.
(2)    Includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.

Pre-tax income of the International Banking segment decreased by 46.61% to COP 402 billion in 2025, compared to COP 752 billion in 2024, due to the factors described below.
Financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar during 2025.
Total interest and valuation income decreased, in Colombian peso terms, by 15.70% to COP 1,015 billion, compared with COP 1,204 billion in 2024. This decrease was mainly due to lower interest income from commercial loans, as well as a reduction in income from liquidity operations and investments in debt securities.

Net loan loss provisions increased to COP 226 billion in 2025, compared with COP 92 billion in 2024, mainly due to higher provisions for specific clients within the corporate segment.
Net fee income increased by 5.39% to COP 44 billion, mainly reflecting a higher volume of transactions from trade finance clients.
Total operating expenses increased by 0.73% to COP 107 billion, mainly driven by higher employee salary expenses.
Assets attributable to the International Banking segment decreased by 32.83% to COP 23,693 billion, mainly due to lower investments in financial assets. Liabilities decreased by 11.33%, mainly due to lower deposits as a result of exchange rate effects.

Leasing

	For the year ended December 31,
				Variation	Variation
	2025	2024	2023	2025–2024	2024–2023
	In millions of COP
Total interest income and valuation of financial instruments	216,802	254,200	254,360	(14.71) %	(0.06) %
Interest on loan portfolio and financial leasing operations	224,652	257,363	253,677	(12.71) %	1.45%
Debt securities	1,180	41	683	2,778.05%	(94.00) %
Derivatives, net	(9,030)	(3,204)	—	181.84%	100.00%
Interest expense	(360,799)	(443,629)	(434,664)	(18.67) %	2.06%
Net interest and valuation margin before provisions for loan impairment, off-balance sheet commitments, and other financial instruments	(143,997)	(189,429)	(180,304)	(23.98) %	5.06%
Provisions and credit risk impairment, net	(30,327)	(53,547)	(55,660)	(43.36) %	(3.80) %
Net interest and valuation income after provisions and impairment	(174,324)	(242,976)	(235,964)	(28.25) %	2.97%
Income from transactions with other operating segments of the Bank	(115,936)	(136,749)	(163,049)	(15.22) %	(16.13) %
Fee income	4	292	—	(98.63) %	100.00%
Fee income	(3,842)	(1,639)	(11,082)	134.41%	(85.21) %
Total net fee income	(3,838)	(1,347)	(11,082)	184.93%	(87.85) %
Other operating income(1)	1,545,011	1,543,538	1,673,939	0.10%	(7.79) %
Dividends and Other Net Income from Equity Method Investments	329,307	287,930	239,405	14.37%	20.27%
Total net income	1,580,220	1,450,396	1,503,249	8.95%	(3.52) %
Operating expenses(2)	(1,057,200)	(1,056,501)	(1,049,474)	0.07%	0.67%
Amortization, depreciation and impairment	(137,602)	(182,106)	(309,435)	(24.44) %	(41.15) %
Total operating expenses	(1,194,802)	(1,238,607)	(1,358,909)	(3.54) %	(8.85) %
Income before income tax	385,418	211,789	144,340	81.98%	46.73%
Segment assets	11,150,070	10,182,907	9,554,490	9.50%	6.58%
Segment liabilities	4,849,872	4,573,121	4,812,434	6.05%	(4.97) %
(1)Includes derivatives, net foreign exchange, operating leases, and gains on sale of assets.
(2)Includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.

In 2025, pre-tax income from Leasing increased by 81.89% to COP 385 billion, driven by the factors described below:
Total interest and valuation income decreased by 14.71% to COP 217 billion, mainly due to lower interest income from financial leasing operations in the vehicle business.
Total interest expense decreased by 18.67% to COP 361 billion, due to a lower financial cost associated with the reduction in the Colombian Central Bank reference rate in 2025, combined with lower financial liabilities in Renting.

Net provisions and credit risk impairment decreased by 43.36% to COP 30 billion, due to a reduction in impairment of debtors compared to December 2024 in Renting Colombia.
Net other operating income amounted to COP 1,545 billion, driven by higher profits from leasing and sale of real estate assets, which offset the decline in income from the vehicle business.
Dividends and other net income from equity method investments increased by 14.37% to COP 329 billion, mainly due to higher dividends and earnings from investments in associates received by the Fondo Inmobiliario Colombia.
Operating expenses decreased by 3.54% to COP 1,195 billion, due to lower expenses in Renting Colombia associated with depreciation of right-of-use assets and a reduction in vehicle taxes due to the contraction in the fleet balance.
Assets attributable to the Leasing segment increased by 9.50% during the year to COP 11,150 billion, driven by higher investments in real estate assets. Liabilities increased by 6.05% to COP 4,850 billion, mainly driven by an increase in liabilities of the Fondo Inmobiliario Colombia.

All other segments

	For the year ended December 31,
				Variation	Variation
	2025	2024	2023	2025–2024	2024–2023
	In millions of COP
Total interest income and valuation of financial instruments	85,112	62,265	54,326	36.69%	14.61%
Interest on loan portfolio and financial leasing operations	23,447	22,836	13,521	2.68%	68.89%
Debt securities	48,016	37,486	36,544	28.09%	2.58%
Derivatives, net	(1,051)	(2,463)	(1,747)	(57.33) %	40.98%
Liquidity operations, net	14,700	4,406	6,008	233.64%	(26.66) %
Interest expense	(57,269)	(384)	(405)	14,813.80%	(5.19) %
Net interest and valuation margin before provisions for loan impairment, off-balance sheet commitments, and other financial instruments	27,843	61,881	53,921	(55.01) %	14.76%
Provisions and credit risk impairment, net	(455)	433	(4,906)	(205.08) %	108.83%
Net interest and valuation income after provisions and impairment	27,388	62,314	49,015	(56.05) %	27.13%
Expenses from transactions with other operating segments of the Bank	161,917	22,829	57,927	609.26%	(60.59) %
Fee income	859,449	686,451	545,853	25.20%	25.76%
Fee income	(29,399)	(16,227)	(14,966)	81.17%	8.43%
Total net fee income	830,050	670,224	530,887	23.85%	26.25%
Other operating income(1)	216,667	29,703	20,269	629.44%	46.54%
Dividends and Other Net Income from Equity Method Investments	177,319	(78,774)	(73,177)	325.10%	7.65%
Total net income	1,413,341	706,296	584,921	100.11%	20.75%
Operating expenses(2)	(735,118)	(592,928)	(540,623)	23.98%	9.67%
Amortization, depreciation and impairment	(13,482)	(12,479)	(7,742)	8.04%	61.19%
Total operating expenses	(748,600)	(605,407)	(548,365)	23.65%	10.40%
Income before income tax	664,741	100,889	36,556	558.88%	175.98%
Segment assets	46,854,190	3,378,212	3,523,498	1,286.95%	(4.12) %
Segment liabilities	2,455,417	404,335	386,819	507.27%	4.53%
(1)    Includes derivatives, net foreign exchange, operating leases, and gains on sale of assets.
(2)    Includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
In 2025, pre-tax income of the other segments increased by 558.88% to COP 665 billion, driven by the reasons described below.
Total interest income from lending and financial leasing operations increased by 36.69%, mainly due to the improved performance of Valores Bancolombia’s fixed income portfolio. Interest expenses increased from COP 384 million to COP 57 billion as a result of returns on preferred shares of Grupo Cibest S.A., an effect associated with the completion of the partial spin-off of assets and liabilities from Bancolombia S.A. to Grupo Cibest S.A.
Net fee income increased by 23.85% to COP 830 billion, driven by income from collective investment funds, which contributed approximately COP 63 billion. This increase was also supported by higher fees and commissions derived from Investment Banking financing structuring services, as well as commissions generated through the Wompi payment gateway.
Other operating income increased by 629.44% to COP 217 billion, mainly due to foreign exchange gains recognized by Cibest S.A. on investments abroad following the aforementioned spin-off.
Operating expenses increased by 23.65% to COP 749 billion, largely explained by the effects of the spin-off process of Bancolombia S.A. in favor of Grupo Cibest S.A., in addition to higher labor and general expenses associated with operations in development stages, such as Nequi, Wompi, and Wenia.
Total assets of the other segments increased to COP 46,854 billion as a result of the completion of the partial spin-off of assets and liabilities from Bancolombia S.A. to Grupo Cibest S.A. Likewise, total liabilities increased to COP 2,455 billion, also reflecting the effects of such partial spin-off.

Trend Information

Operating conditions in our main markets were characterized by moderate economic growth, in line with the region’s slow but steady expansion in 2025. This environment was supported by declining inflation and increasingly accommodative monetary policies, while domestic demand remained resilient despite external headwinds.
Credit dynamics reflected a combination of resilient commercial activity, selective risk-adjusted growth, and segment-differentiated strategies. Consolidated trends for the year were influenced by the reclassification of Banistmo as a held-for-sale asset, which reduced reported loan volumes and affected net income. Nevertheless, net interest income and valuation increased by 1.35% in 2025, driven by a greater reduction in interest expenses relative to income, improvements in loan portfolio quality, and more selective origination practices that contributed to lower provisions and a healthier portfolio. Likewise, strong fee generation and sustained discipline in operating expenses supported results.
Looking ahead, the evolution of monetary policy is expected to be favorable given the sensitivity of our balance sheet to interest rates, while our strong competitive position in deposits supports sustained performance. A brief analysis of recent trends that have influenced Grupo Cibest and the economy is presented below.

Loan Portfolio Performance

The gross loan and financial leasing portfolio (before loan loss provisions) decreased by 8.27% in 2025, mainly reflecting the reclassification of Banistmo, whose assets were reclassified as “held-for-sale assets.”
After this adjustment, the consolidated loan portfolio totaled COP 256.3 trillion at year-end. The Colombian peso strengthened significantly during the period, appreciating by 14.79%, from COP 4,409.15 per USD in December 2024 to COP 3,757.08 in December 2025. This appreciation materially affected the conversion of foreign currency-denominated portfolios and amplified the reported contraction. Excluding the foreign exchange effect, the consolidated portfolio would have decreased by 4.92%. Expressed in local currency (COP), the consolidated portfolio balance decreased across all segments: Commercial: –6.86%, Mortgage: –17.55%, Consumer: –5.57%, Microcredit: –21.39%.
Loan balances grew in most of the geographies where we operate, but consolidated results were dominated by the effects of Banistmo’s reclassification. Excluding this effect, consolidated loan growth would have reached 2.06%.
At Bancolombia, the portfolio grew by 8.91% in 2025. Loan origination strengthened consistently throughout the year, driven by a gradual improvement in monetary conditions and a recovery in household demand. The mortgage portfolio recorded the highest percentage growth, benefiting from reduced-rate programs implemented in 2024 and remaining in place during the first half of 2025. The consumer portfolio showed a clear change in trend, as progressive improvements in loan quality indicators allowed growth to resume, especially in personal loans and credit cards. Commercial loans grew at a more moderate pace, similar to that observed in 2024, when activity began to accelerate following the shift in monetary policy at the beginning of that year. Overall, these results were aligned with Colombia’s moderate economic recovery in an environment of contained inflation, which supported credit demand and portfolio strength.
At Bancoagrícola, the portfolio increased by 11.26% year-over-year in U.S. dollars. The commercial portfolio was the main driver of this expansion, reflecting accelerated activity with corporate clients and strong momentum in the construction sector, driven by large disbursements, particularly concentrated in the fourth quarter. Consumer lending also showed sustained growth, particularly in personal loans and credit cards. This performance was supported by the continued expansion of digital banking capabilities, which have enabled the bank to reach a broader customer base and penetrate new segments. In 2025, El Salvador’s economy was driven by resilient private consumption, supported by the strength of the U.S. economy and remittances; fiscal dynamics remained constrained by rigid spending, although short-term consolidation efforts aligned with the government’s commitments to the IMF. Disruptions in global trade and weakness in the textile sector limited external performance.
BAM’s loan portfolio grew by 1.86%, driven by the performance of commercial lending, which stood out as the main driver of new disbursements. In contrast, consumer lending declined due to tighter origination of higher-risk products to stabilize portfolio quality. Mortgage lending activity remained subdued, reflecting a strategic focus on disciplined portfolio allocation and the prioritization of segments that better support long-term balance sheet objectives in a more competitive environment. In 2025, Guatemala’s economic activity was supported by private consumption and by the performance of financial services, textile production for export, tourism, and trade. Inflation remained contained due to lower fuel prices and the dissipation of previous supply-side effects. Macroeconomic conditions remained stable under consistent policy management. In this environment, loan growth responded to a selective, risk-adjusted approach to balance expansion and credit soundness.
Banistmo’s loan portfolio decreased by 2.10% year-over-year in U.S. dollars, declining across all categories except microcredit, due to a combination of stricter risk controls after the pandemic and specific client-level adjustments. Mortgage loans recorded the largest contraction, driven by more restrictive origination policies in response to credit deterioration and delays in government subsidy flows. The commercial portfolio declined as amortizations exceeded new originations. Consumer lending also contracted, reflecting lower origination and risk discipline. Panama’s economic recovery in 2025 was gradual and remained affected by the closure of Cobre Panamá and trade disruptions linked to tariff announcements in the United States.  These impacts weakened confidence and reduced credit demand. Although Canal activity and tourism improved after disruptions related to El Niño, this did not fully offset the prior slowdown, leaving the operating environment constrained by persistent fiscal pressures and greater uncertainty.
Foreign currency-denominated loans decreased by 43.27% in 2025. This contraction was mainly explained by the reclassification of Banistmo’s U.S. dollar-denominated portfolio, as well as lower credit demand and higher amortizations at Bancolombia Panama. Looking ahead, a more favorable macroeconomic environment and stronger domestic demand in El Salvador and Guatemala are expected to support a more positive performance of the consolidated U.S. dollar-denominated portfolio.
Net Interest Margin and Valuation
The annualized consolidated net interest margin (NIM) was 6.13% in 2025, below the 6.39% recorded in 2024.

In 2024, the monetary authority began a gradual monetary easing cycle, reducing the policy rate to 9.50% by year-end. However, during 2025 the pace of monetary normalization slowed significantly. The policy rate remained stable at 9.50% at the beginning of 2025 and was subsequently held at 9.25% for several meetings, as the Central Bank adopted a more cautious approach in the face of persistent inflationary pressures and increased macroeconomic uncertainty.
Although our loan portfolio continued to grow throughout the year, interest income declined, as our assets tend to reprice faster than our liabilities. Nevertheless, thanks to effective funding management, interest expenses decreased at a faster pace, more than offsetting the pressure on interest income. As a result, net interest income showed a slight expansion during the period.
Interest expenses declined faster than interest income. Our funding strategy focused on the active management of term deposits, allowing us to benefit from shorter maturities and gradual repricing at lower rates ahead of the central bank’s rate-cutting cycle. At the same time, demand deposits gained relevance within the funding mix, driven by strong growth in savings accounts.
Looking ahead to 2026, the interest rate environment is expected to become gradually more favorable, which, given our asset sensitivity, would translate into higher yields on the loan portfolio. At the same time, our funding profile—supported by a strong deposit base and disciplined liability management—should help mitigate pressure on margins. Taken together, these factors support a stable outlook for net interest income generation going forward.
Cost of Credit
For 2025, the cost of credit was 1.59% of the average loan portfolio, below the 1.88% recorded in 2024, due to lower provisions, particularly in the consumer and SME portfolios, which showed improved credit performance. The corporate segment also contributed—although to a lesser extent—through a reduction in provisions associated with better portfolio quality. Macroeconomic updates, which had a positive impact on provision expenses in 2024, had a limited effect in 2025. Although provision releases were recorded in the first half of the year, these were offset by higher expenses in the fourth quarter, driven by a less favorable outlook resulting from inflationary pressures and increases in interest rates. As the credit cycle continues to normalize across both retail and corporate portfolios, we expect a more stable cost of risk going forward. We maintain a solid balance sheet, supported by an adequate level of reserves for credit losses, reporting a coverage ratio on loans 30 days past due of 134.41% at year-end. This performance was supported by improvements in credit risk management during 2025, including more robust analytical models, strengthened early warning systems, and more disciplined management of risk stages.

Selected Statistical Information
The following information should be read together with the Consolidated Financial Statements, as well as with Section 5, “Operating and Financial Analysis and Outlook.” This information has been prepared based on the financial records of Grupo Cibest, which are prepared in accordance with IFRS issued by the IASB and the corresponding interpretations issued by the IFRIC. The consolidated selected statistical information refers to the Bank, including all Subsidiaries over which Cibest has control.
DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY; INTEREST RATES AND INTEREST SPREAD
The average balances for each of the years ended December 31, 2025 and 2024 have been calculated as the arithmetic average of the last 13 monthly balances under IFRS. In addition, interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.
Averages of the Consolidated Statement of Financial Position

The following table presents information for the years ended December 31, 2025 and 2024 on: (i) the average of all assets and liabilities of Grupo Cibest, (ii) the amount of interest received and paid, and (iii) the resulting nominal interest rates on average assets and liabilities:

Average statement of financial position and interest income received from average assets, as of December 31 of:
	2025			2024
	In millions of Colombian pesos (except percentages)
	Average	Interest included in results	Interest / average assets	Average	Interest included in results	Interest / average assets
ASSETS
Interest-earning assets
Interbank
Domestic activities	25,527	9,373	36.72%	98,288	8,507	8.66%
Foreign activities	3,449,523	91,368	2.65%	3,197,413	199,984	6.25%
Total	3,475,050	100,741	2.90%	3,295,701	208,491	6.33%
Repos
Domestic activities	3,244,584	143,663	4.43%	4,343,154	284,814	6.56%
Foreign activities	63,033	1,137	1.80%	96,642	15,401	15.94%
Total	3,307,617	144,800	4.38%	4,439,796	300,215	6.76%
Debt securities(2)
Domestic activities	20,340,618	1,582,154	7.78%	15,172,478	1,144,392	7.54%
Foreign activities	16,364,321	512,596	3.13%	15,663,891	1,189,523	7.59%
Total	36,704,939	2,094,750	5.71%	30,836,369	2,333,915	7.57%
Customer loan portfolio
Domestic activities	190,215,218	24,263,989	12.76%	178,959,009	25,309,441	14.14%
Foreign activities	87,805,892	4,972,013	5.66%	87,001,331	7,304,110	8.40%
Total	278,021,110	29,236,002	10.52%	265,960,340	32,613,551	12.26%
Total interest-earning assets
Domestic activities	213,825,947	25,999,179	12.16%	198,572,929	26,747,154	13.47%

Foreign activities	107,682,769	5,577,114	5.18%	105,959,277	8,709,018	8.22%
Total	321,508,716	31,576,293	9.82%	304,532,206	35,456,172	11.64%
Total non-interest-earning assets
Domestic activities	27,389,414	-	0.00%	20,705,057	-	0.00%
Foreign activities(3)	22,716,649	-	0.00%	23,959,853	-	0.00%
Total	50,106,063	-	0.00%	44,664,910	-	0.00%
Total assets
Domestic activities	241,215,361	25,999,179	10.78%	219,277,986	26,747,154	12.20%
Foreign activities(3)	130,399,418	5,577,114	4.28%	129,919,130	8,709,018	6.70%
Total assets	371,614,779	31,576,293	8.50%	349,197,116	35,456,172	10.15%
(1) The average assets of Grupo Cibest have been calculated based on the last 13 months of the balance sheet under IFRS.
(2) Tax-exempt income from debt securities has not been calculated on a tax-equivalent basis because the effect of such calculation is not significant.
(3) The percentage of total average assets attributable to foreign activities was 35.1% and 37.2%, respectively, for the years ended December 31, 2025 and 2024.

Average statement of financial position and interest expenses paid on average liabilities, as of December 31 of:(1)
	2025			2024
	In millions of Colombian pesos (except percentages)
	Average	Interest included in results	Interest / average liabilities(2)	Average	Interest included in results	Interest / average liabilities(2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Checking accounts
Domestic activities	23,604,551	21,270	0.09%	22,466,429	23,764	0.11%
Foreign activities	17,926,421	93,466	0.52%	17,357,904	81,415	0.47%
Total	41,530,972	114,736	0.28%	39,824,333	105,179	0.26%
Savings accounts
Domestic activities	97,140,179	2,498,147	2.57%	83,711,882	2,676,437	3.20%
Foreign activities	30,347,500	531,486	1.75%	27,779,679	463,925	1.67%

Total	127,487,679	3,029,633	2.38%	111,491,561	3,140,362	2.82%
Term deposits
Domestic activities	62,741,615	5,965,943	9.51%	60,786,003	6,880,218	11.32%
Foreign activities	46,500,301	1,219,213	2.62%	44,402,637	2,089,914	4.71%
Total	109,241,916	7,185,156	6.58%	105,188,640	8,970,132	8.53%
Repos
Domestic activities	1,865,483	151,329	8.11%	1,068,567	45,253	4.23%
Foreign activities	513,055	9,507	1.85%	226,752	17,641	7.78%
Total	2,378,538	160,836	6.76%	1,295,319	62,894	4.86%
Financial obligations(2)
Domestic activities	5,038,247	465,515	9.24%	5,662,586	669,512	11.82%
Foreign activities	7,118,692	360,946	5.07%	8,518,466	680,401	7.99%
Total	12,156,939	826,461	6.80%	14,181,052	1,349,913	9.52%
Interbank(2)(3)
Domestic activities	28,877	16,713	57.88%	-	2,958	0.00%
Foreign activities	612,469	35	0.01%	639,639	19,348	3.02%
Total	641,346	16,748	2.61%	639,639	22,306	3.49%
Debt securities issued
Domestic activities	1,927,511	237,165	12.30%	3,211,356	591,122	18.41%
Foreign activities	8,724,719	445,158	5.10%	11,248,144	610,990	5.43%
Total	10,652,230	682,323	6.41%	14,459,500	1,202,112	8.31%
Lease liabilities
Domestic activities	1,126,410	98,607	8.75%	1,105,501	95,481	8.64%
Foreign activities	586,690	12,507	2.13%	703,013	40,065	5.70%
Total	1,713,100	111,114	6.49%	1,808,514	135,546	7.49%
Total interest-bearing liabilities
Domestic activities	193,472,873	9,454,689	4.89%	178,012,324	10,984,745	6.17%
Foreign activities	112,329,847	2,672,318	2.38%	110,876,234	4,003,699	3.61%
Total	305,802,720	12,127,007	3.97%	288,888,558	14,988,444	5.19%
Total non-interest-bearing liabilities
Domestic activities	19,685,815	-	0.00%	16,624,159	-	0.00%
Foreign activities	2,996,909	-	0.00%	2,947,687	-	0.00%
Total	22,682,724	-	0.00%	19,571,846	-	0.00%
Shareholders’ equity
Domestic activities	35,566,709	-	0.00%	32,207,927	-	0.00%

Foreign activities	7,562,626	-	0.00%	8,528,785	-	0.00%
Total	43,129,335	-	0.00%	40,736,712	-	0.00%
Total liabilities and shareholders’ equity(4)
Domestic activities	248,725,401	9,454,689	3.80%	226,844,411	10,984,745	4.84%
Foreign activities(4)	122,889,378	2,672,318	2.17%	122,352,705	4,003,699	3.27%
Total	371,614,779	12,127,007	3.26%	349,197,116	14,988,444	4.29%
(1) The average liabilities and shareholders’ equity of Grupo Cibest have been calculated based on the last 13 months of the balance sheet under IFRS.
(2) Includes both short-term and long-term obligations.
(3) Includes obligations with banks located outside Colombia.
(4) The percentage of foreign activities over total average liabilities was 35.1% and 36.9%, respectively, for the years ended December 31, 2025 and 2024.

CHANGES IN NET INTEREST INCOME AND EXPENSE: VOLUME AND RATE ANALYSIS
The following table allocates, for domestic and foreign activities, the changes in Grupo Cibest’s interest margin to changes in average volume, changes in nominal rates, and the net variation caused by changes in both average volume and nominal rate for the year ended December 31, 2025, compared with the year ended December 31, 2024; volume and rate variations have been calculated based on movements in the period’s average balances and changes in nominal interest rates on average earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been assigned to the change due to changes in volume.

	December 31, 2025 – December 31, 2024
Increases (decreases) due to changes in:
	Volume	Rate	Net Change
Interest-earning assets
Interbank
Domestic activities	(256)	1,122	866
Foreign activities	17,208	(125,824)	(108,616)
Total	16,952	(124,702)	(107,750)
Repos
Domestic activities	(61,798)	(79,353)	(141,151)
Foreign activities	(4,017)	(10,247)	(14,264)
Total	(65,815)	(89,600)	(155,415)

	December 31, 2025 – December 31, 2024
Increases (decreases) due to changes in:
	Volume	Rate	Net Change
Debt securities(1)
Domestic activities	400,969	36,793	437,762
Foreign activities	55,765	(732,692)	(676,927)
Total	456,734	(695,899)	(239,165)
Net customer loan portfolio
Domestic activities	1,871,272	(2,916,724)	(1,045,452)
Foreign activities	68,190	(2,400,287)	(2,332,097)
Total	1,939,462	(5,317,011)	(3,377,549)
Total interest-earning assets
Domestic activities	2,210,187	(2,958,162)	(747,975)
Foreign activities	137,146	(3,269,050)	(3,131,904)
Total	2,347,333	(6,227,212)	(3,879,879)
Interest-bearing liabilities
Checking accounts
Domestic activities	1,295	(3,789)	(2,494)
Foreign activities	2,734	9,317	12,051
Total	4,029	5,528	9,557
Savings accounts
Domestic activities	811,764	(990,054)	(178,290)
Foreign activities	44,250	23,311	67,561
Total	856,014	(966,743)	(110,729)
Term deposits
Domestic activities	230,266	(1,144,541)	(914,275)
Foreign activities	103,952	(974,653)	(870,701)
Total	334,218	(2,119,194)	(1,784,976)
Repos
Domestic activities	47,618	58,458	106,076
Foreign activities	(20,507)	12,373	(8,134)
Total	27,111	70,831	97,942
Financial obligations
Domestic activities	(68,409)	(135,588)	(203,997)
Foreign activities	(99,134)	(220,321)	(319,455)

	December 31, 2025 – December 31, 2024
Increases (decreases) due to changes in:
	Volume	Rate	Net Change
Total	(167,543)	(355,909)	(523,452)
Interbank
Domestic activities	13,755	-	13,755
Foreign activities	(789)	(18,524)	(19,313)
Total	12,966	(18,524)	(5,558)
Debt securities issued
Domestic activities	(193,489)	(160,468)	(353,957)
Foreign activities	(130,523)	(35,309)	(165,832)
Total	(324,012)	(195,777)	(519,789)
Lease liabilities
Domestic activities	1,820	1,306	3,126
Foreign activities	(5,762)	(21,796)	(27,558)
Total	(3,942)	(20,490)	(24,432)
Total interest-bearing liabilities
Domestic activities	844,620	(2,374,676)	(1,530,056)
Foreign activities	(105,779)	(1,225,602)	(1,331,381)
Total	738,841	(3,600,278)	(2,861,437)
(1) Tax-exempt income from debt securities has not been calculated on a tax-equivalent basis because the effect of such calculation is not significant.

INTEREST-EARNING ASSETS: NET INTEREST MARGIN AND INTEREST MARGIN
The following table presents the levels of average interest-earning assets and net interest income of Grupo Cibest and illustrates the comparative net interest margin and interest margin obtained for the years ended December 31, 2025 and 2024, respectively:

Yields on interest-earning assets
	As of December 31,
	2025	2024
In millions of Colombian pesos (except percentages)
Interest-earning assets
Domestic activities	213,825,947	198,572,929
Foreign activities	107,682,769	105,959,277
Total	321,508,716	304,532,206
Net interest income(1)
Domestic activities	16,544,490	15,762,409
Foreign activities	2,904,796	4,705,319
Total	19,449,286	20,467,728
Average yield on interest-earning assets
Domestic activities	12.16%	13.47%
Foreign activities	5.18%	8.22%
Total	9.82%	11.64%
Net interest margin(2)
Domestic activities	7.74%	7.94%
Foreign activities	2.70%	4.44%
Total	6.05%	6.72%
Interest margin(3)
Domestic activities	7.27%	7.30%
Foreign activities	2.80%	4.61%
Total	5.86%	6.45%
(1)Net interest income is interest income from the loan portfolio minus interest paid and includes interest received from investments.
(2)Net interest margin is net interest income divided by the total average interest-earning assets.
(3)Interest margin is the difference between the average rate on interest-earning assets and the average rate on interest-bearing liabilities.

GRI Standard, alignment with the SDGs and the United Nations Global Compact

GRI General Standard 2025
General Aspects of the Report	GRI Requirements	Page/Response	Omissions and Comments	SDGs Sustainable Development Goals	Global Compact	Limited Assurance
Strategy
2-22 Statement on Sustainable Development.	Include a statement from the highest governance body or most senior executive on the relevance of sustainable development for the organization and its strategy to contribute to it.	We promote sustainable development for the well-being of all		Through our purpose, we have committed to SDGs 1, 4, 5, 6, 8, 9, 11 and 13
Organization Profile
2-1 Organizational details	a. Indicate legal name b. The nature of ownership and the legal form c. Indicate the location of headquarters d. Indicate the countries in which it operates.	a. Grupo Cibest S.A. b. Who We Are Corporate Information | Grupo Cibest c. Avenida Los Industriales, Carrera 48 No. 26-85, Medellín-Colombia. Headquarters d. Corporate Information | Grupo Cibest

2-6. Activities, brands, products and services
a. Report the sector(s) in which it operates
b. Describe its value chain, including:
i. the activities, products, services, and markets served by the organization
ii. the organization’s supply chain
iii. entities derived from the organization and their activities
c. Report on other relevant business relationships
d. Describe the significant changes in 2-6-a, 2-6-b and 2-6-c with respect to the previous period

a. Chapters: Chapter: Customers – Banking
b.
i. Chapters: Development – Grupo Cibest Management Report.docx
- Strategy
ii.  Website – Supply chain
Chapter: Eco-efficiency / Environmental management / GRI 301-306

Development – Grupo Cibest Management Report.docx
Chapter: Corporate ESG Model – Sustainable Procurement Policy

Development – Grupo Cibest Management Report.docx
iii. Chapter: ESG Report (Notice 031) – SASB/TCFD
Chapter: Shareholders / Sustainable Finance

c. In the links above.
d. Creation of Grupo Cibest holding company.
Pension funds and other shareholders with participation greater than 5% are private entities

2-7 Employees
a. Indicate the total number of employees and its breakdown by gender and region
b. Indicate the total number of:
i. Permanent employees, and their breakdown by gender and region
ii. Temporary employees, with breakdown by gender and region
iii. Employees with non-guaranteed hours, and breakdown by gender and region
iv. Full-time employees, and breakdown by gender and region
v. Part-time employees, and breakdown by gender and region
c. Describe the methodologies and assumptions used to compile the data, including whether the figures are presented:
i. i. In number of employees, full-time equivalents (FTE), or using another methodology
ii. At the end of the reporting period, as an average over the entire reporting period, or using another methodology;
c. Provide the contextual information necessary to understand the data presented in sections 2-7-a and 2-7-b;
Describe significant fluctuations in the number of employees during the reporting period and between reporting periods.
a. Development – Grupo Cibest Management Report.docx Employees d. No significant fluctuations were identified for disclosure. z

2-8 Non-employee workers
a. Indicate the total number of workers who are not employees and whose work is controlled by the organization and describe
i. The most common types of workers and their contractual relationship with the organization
ii. The type of work they perform;
b. Describe the methodologies and assumptions used to compile the data, including whether the number of workers who are not employees is reported.
i. in headcount, full-time equivalent (FTE), or using another methodology;
ii. at the end of the reference period, as an average of the entire reference period or using another methodology;
C. Describe significant fluctuations in the number of non-salaried workers during the reference period and between reference periods.
Chapter Employees Talent and Culture website, where you can find the most representative policies, figures and goals of our talent management.

2-23 Policy Commitments
a. Describe its policy commitments for responsible business conduct, including:
i. The authorized intergovernmental instruments to which the commitments refer;
ii. Whether the commitments stipulate the implementation of due diligence;
iii. Whether the commitments stipulate the application of the precautionary principle;
iv. Whether the commitments stipulate respect for human rights;
b. Describe its specific policy commitment to respect human rights, including:
i. The internationally recognized human rights covered by the commitment
ii. The categories of stakeholders, including at-risk or vulnerable groups, to which the organization pays particular attention in the commitment;
c. Provide links to the policy commitments if they are publicly available, or, if the policy commitments are not publicly available, explain the reason for this;
d. Report the level at which each policy commitment was approved within the organization, including whether it is at the highest level;
d. Indicate the extent to which the policy commitments apply to the organization’s activities and its business relationships;
e. Indicate the extent to which the policy commitments apply to the organization’s activities and its business relationships;
f. Describe how the policy commitments are communicated to workers, business partners, and other relevant parties

Our purpose:
We promote sustainable development for the well-being of all
SDGs with which we are aligned.

Learn more on our website about our values and guidelines:

1. Corporate Governance website:
https://www.grupobancolombia.com/corporativo/gobierno-corporativo
Code of Ethics and Conduct:
https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/9b611310-8d2c-4990-a9b4-b62a91ce3e64/Codigo_de_etica_y_Conducta_Grupo_Bancolombia.pdf?MOD=AJPERES&CVID=n-ZCQxP

2. Integrity and Ethics Manual: https://www.grupobancolombia.com/wcm/connect/c28236c3-7c2a-4501-b7f0-1f8b7c478fe6/Manual%2BIntegridad%2By%2BCumplimiento%2B-%2BVF%2BDIC2020%2BJD.pdf?MOD=AJPERES

3. Corporate Anti-Fraud and Anti-Corruption Policy: https://www.grupobancolombia.com/wcm/connect/6defb08c-f116-4a36-9e22-e8ba10f0d1bc/Pol%C3%ADtica%2BAntifraude%2BAnticorrupci%C3%B3n%2B-%2BVF%2BDIC2020.pdf?MOD=AJPERES
https://www.grupobancolombia.com/corporativo/gobierno-corporativo/etica

4. Corporate ethics website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/etica

5. Corporate human rights website:
https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/derechos-humanos

6. Social and environmental risk assessment reporting website:
https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/ecobanco/analisis-riesgos-ambientales
 7. Alignment:
https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/a9e998a3-8f41-4bea-9897-07ca84b48f6c/Alineacion_de_las_practicas_laborales_con_los_ODS_+las_iniciativas_de_la_OIT_y_los_Derechos_Humanos.pdf?MOD=AJPERES&CVID=oA4aud2
Principle 10

2-28. Membership in Associations	a. Report the sector associations, other membership associations, and national or international advocacy organizations in which it participates significantly	Chapter III. Achieving well-being for all – Our ESG commitment	Goal No. 17
Reporting practices and material topics
2-2. Entities included in the consolidated financial statements
a. List all entities included in its sustainability report;
b. If the organization has audited consolidated financial statements or financial information filed in public records, specify the differences between the list of entities included in its financial report and the list included in its sustainability report;
c. If the organization is composed of multiple entities, explain the approach used to consolidate the information, including:
i. Whether the approach involves adjustments to the information to account for minority interests
ii. How the approach accounts for mergers, acquisitions, and disposals of entities or parts of entities;
ii. Whether the approach differs, and in what way, in the disclosures in this Standard and in the material topics.
a. Separate and consolidated financial statements. b. Chapter VII: Information Reported in Other Jurisdictions. Chapter II: Maintaining our Financial Strength.

2-4. Restatement of information	a. Report restatements of information made in previous periods and explain: i. The reasons for the restatements; ii. The effect of the restatements	The information in this report was presented in the same manner as in previous years, and therefore is subject to comparability and traceability.

3.1 Process to Determine Material Topics
a. Describe the process followed to determine its material topics, including:
i. How it has identified actual and potential impacts, both negative and positive, on the economy, the environment, and people, including impacts on their human rights, across all its activities and business relationships;
ii. How it has prioritized impacts for reporting based on their significance;
b. Specify the stakeholders and experts whose opinions informed the process of determining its material topics

The information reported in the Cibest Management Report corresponds exclusively to the following companies:
•Bancolombia S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.

The results of our materiality consultation can be identified at the following website:

https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/relacionamiento-grupos-interes

In 2025, the materiality study was carried out for BAM, Banistmo, Bancoagrícola, and the Bancolombia study was updated, resulting in the materiality for Grupo Cibest.

3-2. List of Material Topics	a. Prepare a list of its material topics; b. Report changes in the list of material topics compared to the previous reporting period.
The information reported in the Cibest Management Report corresponds exclusively to the following companies:
•Bancolombia S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.

a. The material topics are the same as last year and are reflected in each of the chapters of this report:
-Grow while maintaining our financial strength – Well-being for all
-Achieve customer loyalty and preference – Develop culture and talent for competitiveness – Ensure operational excellence
The results of the consultation and the materiality matrix are available at the following link: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/e9382149-80d0-4ad9-a60f-2821f4329f3b/Proceso-doble-materialidad-2023.pdf?MOD=AJPERES&CVID=oSFxq2C b. At the time of preparing the report, there are no relevant changes in the material topics to be reported.

3-3. Management of Material Topics
a. Describe the actual and potential impacts, both negative and positive, on the economy, the environment, and people, including impacts on their human rights;
b. Report whether the organization is involved in negative impacts through its activities or as a result of its business relationships, and describe those activities or business relationships;
c. Describe its policies or commitments related to the material topic;
Describe the actions taken to manage the topic and related impacts, including:
i. Actions to prevent or mitigate potential negative impacts
ii. Actions to address actual negative impacts, including actions to remedy or cooperate in their remediation;
iii. Actions to manage actual and potential positive impacts;
e. Report the following information on monitoring the effectiveness of the actions taken:
i. Processes used to monitor the effectiveness of actions
ii. Objectives, targets, and indicators used to assess progress;
iii. The effectiveness of the actions, including progress toward objectives and targets;
iv. Lessons learned and how they have been incorporated into policies and procedures;
f. Describe how engagement with stakeholders has informed the actions taken (3-3-d) and how it has informed whether the actions have been effective (3-3-e).

The information reported in the Cibest Management Report corresponds exclusively to the following companies:
•Bancolombia S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.

a. Chapter III: Achieving well-being for all. 1. We conduct environmental and social risk analysis – management.
Environmental and social risks website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/ecobanco/analisis-riesgos-ambientales.

2. Website, Value added to society: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/medicion-impacto-y-valor-agregado-sociedad

b. At this time, we have not identified any involvement.
c. Corporate policies publications website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/politica-sostenibilidad which covers our different material topics.

d and e.  No further detail is available beyond what is presented in Section 2.

f. We present our materiality analysis and materiality matrix annually on the following website:
https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/relacionamiento-grupos-interes

Stakeholder groups
2-29 Approach to Stakeholder Engagement
A. Describe its approach to engagement with stakeholders, including:
i. The categories of stakeholders with whom it engages and how they are identified;
ii. The purpose of stakeholder engagement;
iii. How the organization seeks to ensure meaningful engagement with stakeholders.
Stakeholder engagement website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/relacionamiento-grupos-interes
Reporting Profile
2-3. Reporting period, frequency, and contact point
a. Specify the reporting period and the frequency of its sustainability reporting;
b. Specify the financial reporting period and, if it does not coincide with the sustainability reporting period, explain the reasons;
c. Report the publication date of the report or the information disclosed;
d. Specify the contact point for questions about the report or the information disclosed.

From January 1, 2025 to December 31, 2025
The report is prepared annually in accordance with the Core option of the GRI Standards and is audited by an independent third party for some of the indicators.
You may contact us at the email address sostenibilidad@bancolombia.com

2-5. External Assurance of the Report
a. Describe its policy and practices regarding seeking external assurance, indicating whether the highest governance body and senior management are involved and how;
b. If the organization’s sustainability report has been externally assured:
i. Provide a link or reference to the external assurance report(s) or assurance statement(s);
ii. Describe what has been assured and on what basis, including the assurance standards used, the level of assurance obtained, and any limitations of the assurance process
iii. Describe the relationship between the organization and the assurance provider.

a. The assurance process requires acceptance of the results by the Vice President of Innovation and Sustainability and approval of the request.
b. External assurance for the 2025 report is provided by PwC.
i. The assurance of this report will be indicated on the Bank’s reporting website.
ii. The Sustainability Division of Bancolombia S.A., together with the team that comprises it, coordinates ESG indicators internally within the organization and is responsible for generating inputs for some of them.
This area consolidates, ensures traceability, reliability, and assurance of the information in alignment with the control standards defined by Bancolombia and, together with the owners of each indicator, prepares and presents the sustainability information incorporated into the Group’s management report.
iii. Contractual relationship for the external assurance of the report.

Governance

2-9 Governance Structure and Composition
a. Describe its governance structure, including the committees of the highest governance body;
b. List the committees of the highest governance body responsible for decision-making and oversight of the management of the organization’s impacts on the economy, the environment, and people;
c. Describe the composition of the highest governance body and its committees, including:
i. Executive and non-executive members
ii. Independence
iii. Tenure of members on the governance body;
iv. Number of other significant positions and commitments held by each member, and the nature of those commitments;
v. Gender;
vi. Underrepresented social groups
vii. Competencies relevant to the organization’s impacts;
viii. Stakeholder representation.

a. Chapter I: Boards of Directors
Board of Directors website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia

b. Chapter. Notice 031 Report – ESG Corporate Governance Structure
Board committees website – Good Governance Committee: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/86e2ccee-8a28-4c8f-b26e-31cdfcf0d9f8/Comit%C3%A9s.pdf?MOD=AJPERES&CVID=oxZOSqO

c. Board of Directors and senior management website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia

2-10. Report on the nomination and selection process of members of senior management and its committees
a. Describe the nomination and selection processes of the highest governance body and its committees;
b. Describe the nomination and selection criteria for members of the highest governance body, indicating whether the following are considered, and how:
i. The views of stakeholders (including shareholders)
ii. Diversity
iii. Independence
iv. Competencies relevant to the organization’s impacts.

a. Chapter I: Boards of Directors
Board of Directors website – see board member profile: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia

See the following documents on the website:
1.2.1. Certification of independence
1.2.6. Boards on which directors serve
1.2.7. Average tenure of Board of Directors members
1.2.8. Directors’ experience in the financial sector
Variable compensation model for the President and Executives
1.2.4. Good Governance Committee opinion

2-11 Chair of the highest governance body
Report whether the chair of the highest governance body also holds an executive position in the organization.
a. If the chair is also a senior executive, explain their role within the organization’s management, the reasons for this arrangement,
and how conflicts of interest are prevented and mitigated.

Chapter I: Board of Directors – Board website
Board of Directors and Senior Management | Bancolombia Group

Certification of independence of the Board of Directors in the public document:
https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/4dde82a3-d743-4ec0-a5e2-6c6de9bd55dd/1.2.1_Acreditaci%C3%B3n_de_Independencia.pdf?MOD=AJPERES&CVID=oysMjJH

2-12. Role of the highest governance body in overseeing the management of impacts
a. Describe the role of the highest governance body and senior management in the development, approval, and updating of the organization’s purpose, values, or mission in relation to sustainable development.
b. Describe the role of the highest governance body in overseeing the organization’s due diligence and other processes to identify and manage the organization’s impacts on the economy, people, and the environment, including:
i. Whether the highest governance body engages with stakeholders to support these processes;
ii. How the highest governance body considers the outcomes of these processes;
c. Describe the role of the highest governance body in reviewing the effectiveness of the organization’s processes described in section 2-12-b, and report the frequency of this review.
Chapter II Internal Control System Report – Risk Assessment and Control Activities Notice 031 Report – ESG Corporate Governance and Climate Action Structure
2-13. Delegation of Responsibilities for Impact Management
a. Describe how the highest governance body delegates responsibility for managing the organization’s impacts on the economy, the environment, and people, including:
i. Whether it has appointed any senior executive with responsibility for impact management;
ii. Whether it has delegated responsibility for impact management to other employees;
b. Describe the process and frequency with which senior management or other employees report to the highest governance body on the management of the organization’s impacts on the economy, the environment, and people.

2-14 Role of the Highest Governance Body in Sustainability Reporting
a. Indicate whether the highest governance body is responsible for reviewing and approving the information contained in the report, including the organization’s material topics, and if so, describe the process for reviewing and approving the information;
b. If the highest governance body is not responsible for reviewing and approving the information contained in the report, including the organization’s material topics, explain the reasons.
The highest-level body responsible for reviewing the report submitted to the shareholders’ meeting is the Board of Directors.

2-15. Procedures Implemented to Prevent Conflicts of Interest in the Highest Governance Body
a. Describe the processes through which the highest governance body ensures that conflicts of interest are prevented and mitigated;
b. Report whether conflicts of interest are disclosed to stakeholders, including, at a minimum, conflicts of interest related to:
i. Membership on different boards of directors
ii. Cross-shareholdings with suppliers and other stakeholders
iii. Existence of majority shareholders
iv. Related parties, their relationships, transactions, and outstanding balances.
Corporate Governance website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo
2-17. Collective Knowledge of the Highest Governance Body	a. Report the measures taken to advance the collective knowledge, competencies, and experience of the highest governance body in sustainable development.
See_ Chapter 1 Our Board of Directors - Training of the Board of Directors in 2025.
Board experience website: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/9fd495ec-0948-42c8-9337-7f5a10026c58/1.2.8._Experiencia_sector_financiero.pdf?MOD=AJPERES&CVID=oxZlauy

2-18 Evaluation of the Performance of the Highest Governance Body
a. Describe the processes for evaluating the performance of the highest governance body in overseeing the management of the organization’s impacts on the economy, the environment, and people;
b. Indicate whether the evaluations are independent or not, and the frequency with which they are carried out;
c. Describe the actions taken in response to the evaluations, including changes in the composition of the highest governance body and organizational practices.

Good Governance Code, page 18:
https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-9740ac95e42b/C%C3%B3digo_de_Buen_Gobierno_-_17_de_marzo_2023_%28cambios+aceptados%29.pdf?MOD=AJPERES&CVID=ov3fJZX

2-16 Communication of Critical Processes
a. Describe whether critical matters are communicated to the highest governance body and, if so, how they are communicated;
b. Indicate the total number and nature of the critical matters that have been communicated to the highest governance body during the period covered by the report.
The Bank’s General Office consolidates strategic matters on a monthly basis to be presented to the Board of Directors. See Chapter “Our Corporate Governance Matters.”

2-19 Report remuneration policies for the highest governance body and senior executiveS
a. Describe the remuneration policies for members of the highest governance body and senior executives, including:
i. Fixed and variable compensation
ii. Sign-on bonuses or hiring incentive payments
iii. Severance payments;
iv. Clawbacks;
v. Pension benefits;
b. Describe the relationship between the remuneration policies of members of the highest governance body and senior executives and their objectives and performance in relation to the management of the organization’s impacts on the economy, the environment, and people.

Boards of Directors
Board of Directors website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia
Senior management variable compensation model website:
https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/e006bdf1-2e52-4911-a3cd-f121ee3eaa8c/1.1.8%2BModelo%2Bde%2BCompensaci%C3%B3n%2BVariable%2BPresidente%2By%2Bejecutivos.pdf?MOD=AJPERES&CVID=ozvnCY

See: Our Corporate Governance Matters / Shareholders’ Meetings held during 2025

2-20 Report the Process for Determining Remuneration
a. Describe the process for developing remuneration policies and determining remuneration, including:
i. Whether the remuneration determination process is overseen by independent members of the highest governance body or by an independent remuneration committee;
ii. How stakeholder views (including shareholders) are collected and considered regarding remuneration;
iii. Whether consultants are used to determine remuneration and, if so, whether they are independent of the organization, its highest governance body, and senior executives;
b. Report the results of stakeholder (including shareholder) votes on remuneration policies and proposals, where applicable.

2-21 Annual Total Compensation Ratio
a. Indicate the ratio between the total annual compensation of the highest-paid individual in the organization and the average total annual compensation of all employees (excluding the highest-paid individual);
Indicate the ratio between the percentage increase in the total annual compensation of the highest-paid individual in the organization and the percentage increase in the average total annual compensation of all employees (excluding the highest-paid individual);
c. Provide the contextual information necessary to understand the data and how it has been compiled.

	Confidential information	Confidential information
2-30 Collective Bargaining Agreements
a. Indicate the percentage of the total workforce covered by collective bargaining agreements;
b. For employees not covered by collective bargaining agreements, indicate whether the organization determines their working and employment conditions based on collective bargaining agreements that cover other employees or based on agreements of other organizations.

The companies with active union affiliation are Bancolombia, Valores Bancolombia, Banca de Inversión Bancolombia, and Fiduciaria Bancolombia. The union density rate in these companies is 41.6%. In line with our Social Dialogue Model, our Collective Labor Agreement (CCT) has been in force since November 2023 through October 2026 for all operational staff, regardless of whether they are union members. The coverage rate of the collective agreement is 48% of the total employees in these companies.

Index of specific GRI indicators 2025

Index of specific GRI indicators 2025
Report chapter	Indicator	GRI Requirements	Response	Omissions and Comments	Sustainable Development Goals	Global Compact	Limited Assurance
We Grow by Creating Value	2-26. Mechanisms for seeking advice and raising concerns
The reporting organization shall disclose the following information:

a. Describe the mechanisms for individuals to:
i. Seek advice on implementing the organization’s policies and practices for responsible business conduct;
ii. Raise concerns about the organization’s business conduct.

The information reported in the 2025 Management Report regarding this indicator refers to the companies that make up the Business Group:

•Bancolombia S.A.
•Bancolombia Panamá S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.
•Bancolombia Puerto Rico Internacional INC.
•Valores Bancolombia S.A.
•Bancolombia Capital Holdings USA LLC
•Bancolombia Capital LLC
•Bancolombia Capital Advisers LLC
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Nequi S.A. Compañía de Financiamiento

The information for this indicator is published at the following link on the ethics website.
Anti-corruption principles Principle 7 and Principle 1

We Grow by Creating Value	207-1 Tax Approach
i. Whether the organization has a tax strategy and, if so, a link to that strategy if it is public;
ii. The governance body or executive-level position that formally reviews and approves the tax strategy, and the frequency of reviews;
iii. The approach to regulatory compliance;
iv. The relationship between the tax approach and the organization’s business and sustainable development strategies.

 The information reported in the 2025 Management Report regarding this indicator refers to the following companies: Grupo Cibest S.A., Inversiones Cibest S.A.S., Valores Cibest S.A.S., Cibest Investment Management S.A.S., Cibest Inversiones Estratégicas S.A.S., Bancolombia S.A., Banagricola S.A., Banistmo S.A., Grupo Agromercantil Holding S.A., Cibest Panama Assets S.A., Nequi S.A., Wompi S.A.S., Negocios Digitales S.A.S., Renting Colombia S.A.S., Wenia LTDA.

The information for this indicator is published at this link.

We Grow by Creating Value	207-2 Tax governance, control, and risk management
The reporting organization shall disclose the following information:
a. A description of tax governance and the control framework, indicating
i. The governance body or executive-level position responsible for compliance with the tax strategy
ii. How the tax approach is integrated into the organization;
iii. The approach to tax risks, including how they are identified, managed, and monitored; iv. How compliance with tax governance and the control framework is evaluated.
b. A description of mechanisms for reporting concerns related to unethical or unlawful conduct and organizational integrity in relation to taxation
c. A description of the process for verifying tax-related disclosures and, where applicable, a reference to the report, statement, or opinion of the verifier

 The information reported in the 2025 Management Report regarding this indicator refers to the following companies: Grupo Cibest S.A., Inversiones Cibest S.A.S., Valores Cibest S.A.S., Cibest Investment Management S.A.S., Cibest Inversiones Estratégicas S.A.S., Bancolombia S.A., Banagricola S.A., Banistmo S.A., Grupo Agromercantil Holding S.A., Cibest Panama Assets S.A., Nequi S.A., Wompi S.A.S., Negocios Digitales S.A.S., Renting Colombia S.A.S., Wenia LTDA.

The information for this indicator is published at this link.

We Grow by Creating Value	301-1 Materials used by weight or volume
The reporting organization shall disclose the following information:
a. The total weight or volume of materials used to produce and package the organization’s primary products and services during the reporting period, by:
i. Non-renewable materials used;
ii. Renewable materials used.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

The companies included in scope report only paper consumption for the calculation of this indicator.

The result of the indicator is calculated using the following formula:

Total (kg paper) = (Total reams of paper used during the reporting year × conversion factor) + (Total sheets of formats/statements × conversion factor).

Eco-efficiency chapter

		SDG #12	Environmental Principles

We Grow by Creating Value	302-1 Energy consumption within the organization
The reporting organization shall disclose the following information:
a. Total fuel consumption from non-renewable sources within the organization in joules or multiples, including the types of fuels used.
b. Total fuel consumption from renewable sources within the organization in joules or multiples, including the types of fuels used.
c. In joules, watt-hours, or multiples, the total of:
i. Electricity consumption
ii. Heating consumption
iii. Cooling consumption
iv. Steam consumption
d. In joules, watt-hours, or multiples, the total of:
i. Electricity sold
ii. Heating sold
iii. Cooling sold
iv. Steam sold
e. Total energy consumption within the organization, in joules or multiples.
f. The standards, methodologies, assumptions, or calculation tools used.
g. The source of the conversion factors used.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

Fuel consumption:
*Fuel consumption for electricity generation plants is accounted for and reported in Bancolombia S.A. and Bancolombia Panamá S.A.
*Fuel consumption of owned and leased vehicles of Bancolombia S.A., and owned vehicles of Bancolombia Panamá S.A., is accounted for and reported.
Fuel consumption of electricity plants (diesel) is accounted for in El Salvador, as well as gasoline consumption of owned vehicles.
In Guatemala, gasoline and diesel consumption for electricity plants is accounted for. In Panama, diesel consumption of electricity plants and gasoline and diesel consumption of owned vehicles are accounted for.
*Types of fuel used: B2, B10, gasoline, motor gasoline, diesel, and CNG.

Grid energy:
*Only data corresponding to owned and leased facilities that generate invoices and billing statements are considered.
*Consumption from facilities located within third-party establishments that are responsible for utility payments is not considered.
*Some leased premises in the Niquía and Dirección General buildings in Bello and Medellín are not considered.
*If invoices are missing in any month, consumption is estimated using a Machine Learning-based estimation model described in the document “Model Documentation.”
Self-generated energy: *Photovoltaic electricity generation systems are in place across all geographies. Purchased renewable energy: The equivalent of 79.74% of total electricity consumption is purchased as renewable energy.

Indicator calculation formula:
Total energy consumption within the organization (MJ) =
non-renewable fuel consumed + purchased renewable energy consumption + self-generated renewable energy consumption + grid energy consumption

Eco-efficiency chapter

		SDG #7	Environmental Principles

We Grow by Creating Value	302-3 Energy intensity
The reporting organization shall disclose the following information:
a. The organization’s energy intensity ratio.
b. The specific parameters (denominator) selected to calculate the ratio.
c. The types of energy included in the intensity ratio (fuel, electricity, heating, cooling, steam, or all).
d. Whether the ratio covers energy consumption within the organization, outside it, or both.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

  The result of the indicator is calculated using the following formula:
 Numerator: Energy consumption within the organization. The calculation of energy consumption in MJ is presented in the data analysis described in the technical sheet of indicator GRI 302-1 (Energy consumption within the organization).
Denominator: Number of people

The compilation of information related to the number of employees and suppliers is described in the technical sheet of indicator GRI 401-1 (New employee hires and employee turnover). Intensity ratio:

Energy intensity = Energy consumption within the organization in MJ / (number of direct employees of the reporting companies + number of supplier employees working at the facilities of the reporting companies) as of December 31, 2025.

Eco-efficiency chapter
		SDG #7	Environmental Principles

We Grow by Creating Value	302-4 Reduction of energy consumption
a. The amount of reductions in energy consumption achieved as a direct result of conservation and efficiency initiatives, in joules or multiples.
b. The types of energy included in these reductions (fuel, electricity, heating, cooling, steam, or all).
c. The basis for calculating reductions in energy consumption, such as the base year or baseline, including justification for its selection.
d. The standards, methodologies, assumptions, and calculation tools used.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

Energy consumption (MJ) avoided through the implementation of electricity reduction initiatives: sum of the amount of energy in MJ that was theoretically not consumed for each initiative implemented.
The reported energy savings are entirely theoretical.

This indicator does not include initiatives developed in Banco Agromercantil de Guatemala S.A.

  Eco-efficiency chapter
		SDG #7	Environmental Principles
We Grow by Creating Value	303-5 Water consumption
The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Banco Agrícola S.A., Banco Agromercantil de Guatemala S.A., and Banistmo S.A. (hereinafter “companies included in scope”).
 Aqueduct water
*Only data corresponding to owned and leased facilities that generate invoices and billing statements are considered.
*Consumption from facilities located within third-party establishments that are responsible for utility payments is not considered.
*If invoices are missing in any month, consumption is estimated using a Machine Learning-based estimation model described in the document “Model Documentation.” *In the case of Guatemala, a consumption estimation model is used for more than 90% of branches because they do not have detailed consumption data (m³).
Rainwater
*Rainwater harvesting is implemented at the Dirección General and Centro Operativo Bancolombia facilities; in both cases, direct meter measurement is carried out in Colombia.
Groundwater: In Guatemala, groundwater consumption is generated. Consumption is reported at the Central Offices and the Plaza 6-17 Branch.
Water consumption in water-stressed areas To identify sites located in water-stressed areas, the Water Risk Atlas tool is used, which, based on the location of facilities, determines which are in these areas. According to this platform, water risk is measured by including all water-related risks, with selected indicators covering the categories of physical quantity, quality, and regulatory and reputational risk. Higher values indicate greater water risk. According to the tool, areas classified as high or above are considered water-stressed areas. The result of the indicator is calculated using the following formula:
Water consumption = aqueduct water consumption + rainwater consumption + groundwater consumption
		SDG #6	Environmental Principles

We Grow by Creating Value	305-1. Direct (Scope 1) GHG emissions
a. Gross direct GHG emissions (Scope 1) in metric tons of CO₂ equivalent.
b. Gases included in the calculation: CO₂, CH₄, N₂O, HFC, PFC, SF₆, NF₃, or all.
c. Biogenic CO₂ emissions in metric tons of CO₂ equivalent.
d. Base year for the calculation, where applicable, including:
i. The justification for the selection;
ii. Emissions in the base year;
iii. The context of any significant changes in emissions that led to recalculations of base year emissions.
e. The source of emission factors and Global Warming Potential (GWP) rates used or a reference to the GWP source.
f. The consolidation approach for emissions: equity share, financial control, or operational control.
g. The standards, methodologies, assumptions, and calculation tools used.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Banco Agrícola S.A., Banco Agromercantil de Guatemala S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

*The only emission source reported is fuel consumption, as mentioned in the indicator Energy consumption within the organization [GRI 302-1].
*CO₂, N₂O, and CH₄ are reported.
*Biogenic emissions are reported only for Colombia.
* Emission factors from UPME and IPCC 2006 are used for calculations.
The result of the indicator is calculated using the following formula:
Scope 1 emissions (tCO₂e) = Type of fuel × Fuel emission factor

 Biogenic emissions (tCO₂e) = (Fuel consumption × Biofuel percentageᵢ) × Biofuel emission factor

Direct Scope 1 GHG emissions = CO₂ eq emissions from B2 + CO₂ eq emissions from B10 + CO₂ eq emissions from diesel + CO₂ eq emissions from gasoline + CO₂ eq emissions from natural gas

Eco-efficiency chapter

		SDG #13	Environmental Principles

We Grow by Creating Value	305-2. Energy indirect (Scope 2) GHG emissions
a. Gross location-based energy indirect GHG emissions (Scope 2) in metric tons of CO₂ equivalent.
b. Where applicable, gross market-based energy indirect GHG emissions (Scope 2) in metric tons of CO₂ equivalent.
c. Where available, gases included in the calculation: CO₂, CH₄, N₂O, HFC, PFC, SF₆, NF₃, or all.
d. Base year for the calculation, where applicable, including:
i. The justification for the selection;
ii. Emissions in the base year;
iii. iii. The context of any significant changes in emissions that led to recalculations of base year emissions.
e. The source of emission factors and Global Warming Potential (GWP) rates used or a reference to the GWP source.
f. The consolidation approach for emissions: equity share, financial control, or operational control.
g. The standards, methodologies, assumptions, and calculation tools used.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

 Since Scope 2 indirect GHG emissions are directly related to energy consumption within the organization, the information systems used for calculation are those described in the data analysis in the technical sheet of indicator GRI 302-1 (Energy consumption within the organization).

*For emissions calculations, XM factors are used for Colombia; for Panama, factors from the Office of Energy of Panama and the Low Carbon Power website for Puerto Rico; for El Salvador, from the General Directorate of Energy, Hydrocarbons and Mines; and for Guatemala, from the Ministry of Mines and Energy of that country.

The result of the indicator is calculated using the following formula:

Scope 2 emissions (tCO₂e) location-based = (Purchased renewable electricity consumption + Grid electricity consumption) × EF / 1000

Scope 2 emissions (tCO₂e) market-based = ((Purchased renewable electricity consumption + Grid electricity consumption) − Purchased renewable electricity consumption) × EF / 1000
The emission factor used in the market-based GHG emissions equation corresponding to the purchase of IREC certificates is equivalent to 0 tCO₂e.

Eco-efficiency chapter
		SDG #12	Environmental Principles

We Grow by Creating Value	305-3. Other indirect (Scope 3) GHG emissions
Gross other indirect GHG emissions (Scope 3) in metric tons of CO₂ equivalent.
Where available, gases included in the calculation: CO₂, CH₄, N₂O, HFC, PFC, SF₆, NF₃, or all.
c. Biogenic CO₂ emissions in metric tons of CO₂ equivalent.
Categories and activities related to other indirect GHG emissions (Scope 3) included in the calculation.
e. Base year for the calculation, where applicable, including:
i. The justification for the selection;
ii. Emissions in the base year;
iii. iii. The context of any significant changes in emissions that led to recalculations of base year emissions.
f. The source of emission factors and Global Warming Potential (GWP) rates used or a reference to the GWP source.
g. The standards, methodologies, assumptions, and calculation tools used.

 The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., Banistmo S.A., and Renting Colombia S.A.S. (hereinafter “companies included in scope”).

*Emission sources included in this indicator are: paper consumption, travel (domestic land and air), cloud services, vehicle leasing, and reverse logistics.

*Paper consumption calculation is described in indicator GRI 301-1 (Materials used by weight or volume).

*Only CO₂ is reported; biogenic emissions are not reported.
The result of the indicator is calculated using the following formula:

Other indirect GHG emissions (tCO₂e) = tCO₂ eq (paper) + tCO₂ eq (travel) + tCO₂ eq (reverse logistics) + tCO₂ eq (cloud) + tCO₂ eq (vehicle leasing)

Paper component emissions (tCO₂e) = Paper consumption in kg × emission factor

Travel component emissions (tCO₂e):
For air travel, the provider sends a report with the kilometers traveled for all trips during the year under review, including a column of tCO₂ emitted based on the DEFRA methodology.

For land travel, to calculate tCO₂e, the provider shares kilometers traveled, and the footprint is calculated using emission factors published by UPB.

Reverse logistics component emissions (tCO₂e) = Number of boxes × kilometers traveled × emission factor

Cloud component emissions: The methodology calculates cloud carbon emissions based on actual AWS resource usage (compute and storage), extracted from the CUR and processed in CloudCenter through an ETL workflow that standardizes units, maps services and instances, and applies energy conversion factors based on Cloud Carbon Footprint. In the case of microservices (EKS), emissions are estimated according to CPU and memory provisioned per pod, applying specific energy consumption factors and continuous monthly hours.

Emissions from vehicle leasing by Renting are also included.

Emission factors are constructed from UPME fuel factors and km/gallon performance according to the type of leased vehicle and its technical characteristics.

		SDG #12	Environmental Principles

We Grow by Creating Value	305-4. GHG emissions intensity
a. The organization’s GHG emissions intensity ratio.
b. The specific parameter (denominator) selected to calculate the ratio.
c. The types of GHG emissions included in the intensity ratio: direct (Scope 1), energy indirect (Scope 2), and other indirect (Scope 3).
d. Gases included in the calculation: CO₂, CH₄, N₂O, HFC, PFC, SF₆, NF₃, or all.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

  The result of the indicator is calculated using the following formula:

Numerator: GHG emissions. The calculation of emission magnitude is presented in the technical sheets of indicators GRI 305-1, 305-2, and 305-3.

Denominator: Number of people. The compilation of information related to the number of employees is described in the technical sheet of indicator GRI 401-1 (New employee hires and employee turnover).

Intensity ratio: Scope 1 + 2 emissions intensity (tCO₂e/employee) = (Direct GHG emissions Scope 1 + Indirect GHG emissions Scope 2) / Number of direct employees of the reporting companies + number of supplier employees working at the facilities of the reporting companies as of December 31, 2025

Scope 3 GHG emissions intensity (tCO₂e/employee) = Other GHG emissions / Number of direct employees of the reporting companies + number of supplier employees working at the facilities of the reporting companies as of December 31, 2025

For the calculation of Scope 3 emissions intensity, emissions generated by vehicle leasing from Renting Colombia S.A.S. are excluded, and the number of employees of that company is also not considered.

Eco-efficiency chapter

		SDG #13	Environmental Principles

We Grow by Creating Value	305-5. Reduction of GHG emissions
a. The reduction of GHG emissions as a direct result of reduction initiatives in metric tons of CO₂ equivalent.
b. Gases included in the calculation: CO₂, CH₄, N₂O, HFC, PFC, SF₆, NF₃, or all.
c. Base year or baseline, including justification for its selection.
d. The scopes in which reductions occurred: direct emissions (Scope 1), energy indirect (Scope 2), or other indirect (Scope 3).
e. The standards, methodologies, assumptions, and calculation tools used.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

 The result of the indicator is calculated using the following formula: GHG emissions reduction for the current year (tCO₂e) = emissions avoided through tree planting + emissions that would have been generated if self-generated energy had been consumed from the grid + emissions avoided through the implementation of energy efficiency projects

Trees: direct calculation by a third party

Self-generated energy: multiplied by the emission factor to determine how many emissions would have been generated if solar energy had not been self-generated

Energy efficiency projects: the amount of electricity saved is multiplied by the corresponding emission factor

Eco-efficiency chapter

		SDG #13	Environmental Principles
We Grow by Creating Value	306-2. Waste by type and disposal method
  Actions, including circularity measures, taken to prevent waste generation in the organization’s own activities and upstream and downstream in its value chain, and to manage the significant impacts of generated waste.
b. If waste generated from the organization’s own activities is managed by a third party, a description of the processes carried out to verify that the third party manages waste in accordance with contractual or legal obligations.
c. The processes used to collect and control waste data.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

This indicator is qualitative. The scope of PwC assurance is limited to analyzing the existence of what is reported in the indicator.

Eco-efficiency chapter
		SDG #12	Environmental Principles

Grow while maintaining our financial strength	306-3 Waste generated
The reporting organization shall disclose the following information:
a. Total weight of waste generated in metric tons and a breakdown of this total by waste composition.
Contextual information necessary to understand the data and how it was collected.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

The result of the indicator is calculated using the following formula:
Waste generated (t) = Waste not directed to disposal (t) + Waste directed to disposal (t)
Eco-efficiency chapter

		SDG #12	Environmental Principles

We Grow by Creating Value	306-4 Waste not directed to disposal
The reporting organization shall disclose the following information:
a. Total weight of waste not directed to disposal in metric tons and a breakdown of this total by waste composition.
b. Total weight of hazardous waste not directed to disposal in metric tons, and a breakdown by the following recovery operations:
i. Preparation for reuse;
ii. Recycling;
iii. Other recovery operations.
c. Total weight of non-hazardous waste not directed to disposal in metric tons and a breakdown by the following recovery operations:
i. Preparation for reuse;
ii. Recycling;
iii. Other recovery operations.
For each recovery operation included in Disclosures 306-4-b and 306-4-c, a breakdown of the total weight in metric tons of hazardous and non-
hazardous waste not directed to disposal:
i. On-site;
ii. Off-site.
e. Contextual information necessary to understand the data and how it was collected.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

Hazardous waste (RESPEL) not directed to disposal: Chemicals such as lubricating oils, batteries, cells, fluorescent lamps, among others that cannot be recovered. Waste electrical and electronic equipment (WEEE): including parts of computers, printers, televisions, among others that cannot be recovered.

Non-hazardous waste not directed to disposal: Recoverable: including paper, cardboard, plastic, packaging waste, and some types of scrap. Organic: including waste that can be composted.
The result of the indicator is calculated using the following formula:

Waste not directed to disposal (t) = Hazardous waste not directed to disposal (t) + Non-hazardous waste not directed to disposal (t)

Eco-efficiency chapter

		SDG #12	Environmental Principles

We Grow by Creating Value	306-5 Waste directed to disposal
The reporting organization shall disclose the following information:
a. Total weight of waste directed to disposal in metric tons and a breakdown of this total by composition of the waste.
b. Total weight of hazardous waste directed to disposal in metric tons and a breakdown of this total by the following disposal operations:
i. incineration (with energy recovery);
ii. incineration (without energy recovery);
iii. landfilling;
iv. other disposal operations.
Total weight of non-hazardous waste directed to disposal in metric tons and a breakdown of this total by the following disposal operations:

i. incineration (with energy recovery);
ii. incineration (without energy recovery);
iii. landfilling;
iv. other disposal operations.
c. Total weight of non-hazardous waste directed to disposal in metric tons and a breakdown of this total by the following disposal operations:
i. incineration (with energy recovery);
ii. incineration (without energy recovery);
iii. landfilling;
iv. other disposal operations.
d. For each disposal operation included in Disclosures 306-5-b and 306-5-c, a breakdown of the total weight in metric tons of hazardous and non-hazardous waste directed to disposal:
i. On-site;
ii. Off-site.
e. Contextual information necessary to understand the data and how it was collected.

The information reported in the 2025 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter “companies included in scope”).

Hazardous waste (RESPEL) not directed to disposal: Chemicals such as lubricating oils, batteries, cells, fluorescent lamps, among others that cannot be recovered. Waste electrical and electronic equipment (WEEE): including parts of computers, printers, televisions, among others that cannot be recovered.

Non-hazardous waste directed to disposal: Non-recoverable waste generated by employees of the reporting companies and employees of suppliers working at the facilities of the reporting companies that is directed to disposal is collected by local sanitation companies and disposed of in a sanitary landfill. This value is estimated based on public information on per capita waste generation from activities outside the home and their recovery rates according to the technical bulletin of the Environmental and Economic Account of Solid Waste Material Flows (CAEFM-RS) published by the National Administrative Department of Statistics (DANE). The company performs its calculations by adding 5% to the factor reported by DANE.

Total non-hazardous waste (kg) directed to disposal = (Number of employees and number of supplier employees working at the facilities of the reporting companies) * (waste generation factor according to DANE in kg/person/year)

The number of employees and number of supplier employees working at the facilities of the reporting companies is described in indicator GRI 401-1 (New employee hires and employee turnover).

The result of the indicator is calculated using the following formula:
Waste directed to disposal (t) = Hazardous waste directed to disposal (t) + Non-hazardous waste directed to disposal

In the case of El Salvador, ordinary waste certified by the corresponding manager is included in the calculation.

Eco-efficiency chapter

Environmental Principles

Customers Are at the Center of Our Business	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data
The reporting organization shall disclose the following information:
a. The total number of substantiated complaints received concerning breaches of customer privacy, categorized by:
i. complaints received from third parties and substantiated by the organization;
ii. complaints from regulatory authorities.
b. The total number of identified cases of customer data leaks, thefts, or losses.
c. If the organization has not identified any substantiated complaints, a brief statement of this fact is sufficient.

The information reported in the 2025 Management Report regarding this indicator corresponds to the information on substantiated complaints concerning breaches of customer privacy and loss of customer data during the reporting year for the operations (hereinafter “companies included in scope”) of:
•Bancolombia S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.
•Leasing Bancolombia S.A.
•Valores Bancolombia S.A. Comisionista de Bolsa
•Banca de Inversión Bancolombia S.A. Corporación Financiera
•Inversiones CFNS S.A.S.
•Nequi S.A. Compañía de Financiamiento

The result of the indicator is calculated by the companies included in scope using the following formula:

Total number of substantiated complaints concerning breaches of customer privacy = Sum of the number of complaints received from third parties + sum of the number of complaints received from regulatory authorities for each company included in scope at the close of the reporting year.

Total number of identified cases of customer data leaks, thefts, or losses = Sum of the number of identified cases of customer data leaks, thefts, or losses for each company included in scope at the close of the reporting year.

 For Grupo Cibest during 2025, there were 15,231 customer requests and 27 requests from regulatory authorities; likewise, no cases of customer data leaks, thefts, or losses were identified for 2025.

We Are the Place Where Talent Wants to Be	401-1 New employee hires and employee turnover - Total number and rate of new employee hires - Total number and rate of employee turnover
The reporting organization shall disclose the following information:
a. The total number and rate of new employee hires during the reporting period, by age group, gender, and region.
b. The total number and rate of employee turnover during the reporting period, by age group, gender, and region.

The information reported in the 2024 Management Report regarding this indicator corresponds only to the information related to new employee hires and employee turnover associated with separations, carried out during the reporting year for the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Valores Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Banco Agrícola S.A.
•Gestora de Fondos de Inversión S.A. (Banco Agrícola)
•Valores Banagricola, S.A. de C.V.
•Banistmo S.A.
•Banco Agromercantil de Guatemala S.A.
•Agrovalores S.A.
•Arrendadora Agromercantil S.A.
•Financiera Agromercantil S.A.
•Seguros Agromercantil S.A.
•Serproba S.A.
•Servicios de Formalización S.A.
•Valores Banistmo S.A.
•Bancolombia Panamá S.A.
•Bancolombia Panamá S.A. AG (Branch)
•Bancolombia Puerto Rico Internacional INC.

The result of the indicator is calculated by the companies included in scope using the following formulas:

New hires = Sum of the total new hires made by the companies in scope during the reporting year

% of new hires = Total new hires made by the companies in scope during the reporting year / Total active employees of the reporting companies at the close of the reporting year

Total turnover (separations) = Sum of the total employee separations made by the companies in scope during the reporting year

% turnover (separations) = Total employee separations made by the companies in scope during the reporting year / Total active employees of the reporting companies at the close of the reporting year

Chapter V We Are the Place Where Talent Wants to Be

Talent Management
		SDG #5 and #8	Labor Standards Principles

401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees
The reporting organization shall disclose the following information:
a. Benefits that are standard for the organization’s full-time employees but are not provided to temporary or part-time employees, by significant locations of operation. These include, at a minimum:
i. Life insurance;
ii. Healthcare;
iii. Disability and invalidity coverage;
iv. Parental leave;
v. Retirement provision;
vi. Share ownership;
vii. Other.
b. The definition used for “significant locations of operation.”

The information reported in the 2025 Management Report regarding this indicator corresponds only to the benefits granted by the reporting companies to employees with open-ended employment contracts during the reporting year for the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Bancolombia Panamá S.A.
•Bancolombia Puerto Rico Internacional INC.
•Valores Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Grupo Agromercantil Holding S.A.
•Seguros Agromercantil de Guatemala S.A.
•Banco Agromercantil de Guatemala S.A. (BAM)
•Financiera Agromercantil S.A.
•Arrendadora Agromercantil S.A.
•Asistencia y Ajustes S.A.
•Agrovalores S.A.
•Servicios de Formalización S.A.
•Serproba S.A.
•Banco Agrícola S.A.
•Valores Banagrícola S.A. de C.V.
•Gestora Fondos De Inversión Banagrícola S.A.
•Valores Banistmo S.A.
•Banistmo S.A.

https://www.grupobancolombia.com/wcm/connect/470d6adf-7be7-4f6a-9dd1-0cf2b2936e5e/BC_indicadores-GRI401-2022-V01.pdf?MOD=AJPERES

 Chapter V We Are the Place Where Talent Wants to Be

Talent Management. The detail is available at this link
	SDG #3	Labor Standards Principles

We Are the Place Where Talent Wants to Be	403-1 Occupational Health and Safety Management System
a. A statement as to whether an occupational health and safety management system has been implemented, including:
i. whether the system has been implemented due to legal requirements and, if so, a list of those requirements;
ii. whether the system has been implemented based on recognized management system or risk management standards/guidelines and, if so, a list of those standards/guidelines.
b. A description of the scope of workers, activities, and workplaces covered by the occupational health and safety management system and an explanation of whether any workers, activities, or workplaces are not covered by this system and the reason for this.

The information reported in the Management Report regarding this indicator corresponds to the management system information on the occupational health and safety systems in force during the reporting year for the operations (hereinafter “companies included in scope”) of:

Bancolombia S.A. and its subsidiary companies located in Colombia (Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC.,
Valores Bancolombia S.A., Fiduciaria Bancolombia S.A., Banca de Inversión Bancolombia S.A., Banistmo S.A. and its subsidiary companies located in Panama.

Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala.
Banco Agrícola S.A. and its subsidiary companies located in
El Salvador.

Chapter V We Are the Place Where Talent Wants to Be

Talent Management

Grupo Cibest has a strong Occupational Health and Safety system, aligned with standards and committed to protecting its personnel.

		SDG #3 and #8	Labor Standards Principles

We Are the Place Where Talent Wants to Be	403-2 Types of incidents and rates of occupational injuries, occupational diseases, lost days, absenteeism, and number of work-related fatalities or occupational diseases
a. A description of the processes used to identify work-related hazards and assess risks on a routine and non-routine basis, and to apply the hierarchy of controls in order to eliminate hazards and minimize risks, including:
i. how the organization ensures the quality of these processes, including the competencies of the persons carrying them out;
ii. how the results of these processes are used to evaluate and continually improve the occupational health and safety management system.
b. A description of the processes for workers to report work-related hazards and hazardous situations, and an explanation of how workers are protected against reprisals.
c. A description of the policies and processes for workers to remove themselves from work situations that they believe could cause injury, illness, or disease, and an explanation of how these workers are protected against reprisals.
d. A description of the processes used to investigate work-related incidents, including the processes for identifying hazards and assessing risks related to the incidents in order to determine corrective actions through the hierarchy of controls and to determine the necessary improvements to the occupational health and safety management system.

The information reported in the Management Report regarding this indicator corresponds to the management system information on the occupational health and safety systems in force during the reporting year for the operations (hereinafter “companies included in scope”) of:   Grupo Cibest has a strong Occupational Health and Safety system, aligned with standards and committed to protecting its personnel.

Bancolombia S.A. and its subsidiary companies located in Colombia, Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional INC., Valores Bancolombia S.A., Fiduciaria Bancolombia S.A., Banca De Inversión Bancolombia S.A., Banistmo S.A. and its subsidiary companies located in Panama.
Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala.
Banco Agrícola S.A. and its subsidiary companies located in El Salvador.

Chapter V We Are the Place Where Talent Wants to Be

Talent Management

The indicator is calculated in accordance with recognized methodologies such as NTC GTC 45 and BS 8800, which make it possible to assess risks and define effective controls.
		SDG #3 and #8	Labor Standards Principles

We Are the Place Where Talent Wants to Be	403-9. Work-Related Injuries
The reporting organization shall disclose the following information:

a. For all employees:
i. The number and rate of fatalities as a result of work-related injury;
ii. The number and rate of high-consequence work-related injuries (excluding fatalities);
iii. The number and rate of recordable work-related injuries;
iv. The main types of work-related injuries;
v. The number of hours worked.

b. For all workers who are not employees, but whose work and/or workplace is controlled by the organization:
i. The number and rate of fatalities as a result of work-related injury;
ii. The number and rate of high-consequence work-related injuries (excluding fatalities);
iii. The number and rate of recordable work-related injuries;
iv. The main types of work-related injuries;
v. The number of hours worked.

c. The work-related hazards that pose a risk of high-consequence injury, including:
i. How these hazards were determined.
ii. which of these hazards caused or contributed to causing high-consequence injuries during the reporting period;
iii. Measures taken or planned to eliminate these hazards and minimize risks through the hierarchy of controls.

d. d. The actions taken or underway to eliminate other work-related hazards and minimize risks through the hierarchy of controls.
e. Whether rates have been calculated per 200,000 or per 1,000,000 hours worked.
f. Whether there are workers excluded from this disclosure, including the types of workers and the reason for exclusion.
g. Any contextual information necessary to understand how the data were collected, including standards, methodologies, or assumptions used.

When compiling the information specified in Disclosure 403-9, the reporting organization shall:
a. exclude fatalities from the calculation of the number and rate of high-consequence work-related injuries;
b. include fatalities resulting from work-related injuries in the calculation of the number and rate of recordable work-related injuries.
c. include work-related injuries resulting from incidents occurring while commuting only if the transportation is managed by the organization;
d. calculate rates based on 200,000 or 1,000,000 hours worked, using the following formulas:

Rate of fatalities resulting from work-related injury = Number of fatalities resulting from work-related injury
______________________

Number of hours worked

x [200,000 or 1,000,000]

Rate of high-consequence work-related injuries (excluding fatalities) = Number of high-consequence work-related injuries (excluding fatalities)
________________________

Number of hours worked

x [200,000 or 1,000,000]

Rate of recordable work-related injuries = Number of recordable work-related injuries
________________________

Number of hours worked

x [200,000 or 1,000,000]

The information reported in the 2025 Management Report regarding this indicator corresponds to information on work-related injuries during the reporting year for the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Bancolombia Panamá S.A.
•Bancolombia Panamá S.A AG (Bancolombia Panama Branch)
•Bancolombia Puerto Rico Internacional INC.
•Valores Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Grupo Agromercantil Holding S.A.
•Seguros Agromercantil de Guatemala S.A.
•Banco Agromercantil de Guatemala S.A. (BAM)
•Financiera Agromercantil S.A.
•Arrendadora Agromercantil S.A.
•Asistencia y Ajustes S.A.
•Agrovalores S.A.
•Servicios de Formalización S.A.
•Serproba S.A.
•Banco Agrícola S.A.
•Valores Banagrícola S.A. de C.V.
•Gestora Fondos De Inversión Banagrícola S.A.
•Valores Banistmo S.A.
•Banistmo S.A.

The result of the indicator is calculated by the companies included in scope using the following formulas:

Total fatalities = Sum of the number of fatalities resulting from a work-related injury of employees or suppliers of the reporting companies by gender occurring during the reporting year.

Total high-consequence accidents = Sum of the number of high-consequence accidents (excluding fatalities) resulting from a work-related injury of employees or suppliers of the reporting companies by gender occurring during the reporting year.

Total recordable accidents = Sum of the number of recordable work-related injuries of employees or suppliers of the reporting companies by gender occurring during the reporting year.

Hours worked by employees = Scheduled working hours during the reporting year (HLP) – Vacation absenteeism hours during the reporting year (HAV) – Absenteeism hours during the reporting year (HA)

Hours worked by suppliers = Scheduled working hours during the reporting year (HLP) – Vacation absenteeism hours during the reporting year (HAV) – (Average absenteeism hours * 8) (HA)

Fatality rate = (Total fatalities of employees or suppliers occurring during the reporting year and related to a work-related accident * 200,000) / Number of hours worked by employees or suppliers during the reporting year

High-consequence accident rate = (Total high-consequence accidents of employees or suppliers occurring during the reporting year and related to a work-related accident * 200,000) / Number of hours worked by employees or suppliers during the reporting year

Recordable accident rate = (Total recordable accidents of employees or suppliers occurring during the reporting year and related to a work-related accident * 200,000) / Number of hours worked by employees or suppliers during the reporting year

Note: Information on work-related injuries of suppliers is presented only for Bancolombia S.A.

 Chapter V We Are the Place Where Talent Wants to Be

Talent Management

Key Occupational Health and Safety indicators.

		SDG #3 and #8	Labor Standards Principles

We Are the Place Where Talent Wants to Be	403-10. Occupational illnesses and diseases
The reporting organization shall disclose the following information:

a. For all employees:
i. The number of fatalities resulting from an occupational ailment or disease;
ii. The number of recordable cases of occupational ailments and diseases;
iii. The main types of occupational ailments and diseases;
b. For all workers who are not employees, but whose work and/or workplace is controlled by the organization:
i. The number of fatalities resulting from an occupational ailment or disease;
ii. The number of recordable cases of occupational ailments and diseases;
iii. The main types of occupational ailments and diseases;
c. Occupational hazards that pose a risk of illnesses and diseases, including:
i. How these hazards were determined.
Which of these hazards have caused or contributed to occupational illnesses and diseases during the reporting period.
iii. Measures taken or planned to eliminate these hazards and minimize risks through the hierarchy of controls.
d. Whether there are workers excluded from this disclosure, including the types of workers and the reason for exclusion.
e. Any contextual information necessary to understand how the data were collected, including standards, methodologies, or assumptions used.

The information reported in the 2025 Management Report regarding this indicator corresponds to information on work-related injuries during the reporting year for the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Bancolombia Panamá S.A.
•Bancolombia Panamá S.A AG (Bancolombia Panama Branch)
•Bancolombia Puerto Rico Internacional INC.
•Valores Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Grupo Agromercantil Holding S.A.
•Seguros Agromercantil de Guatemala S.A.
•Banco Agromercantil de Guatemala S.A. (BAM)
•Financiera Agromercantil S.A.
•Arrendadora Agromercantil S.A.
•Asistencia y Ajustes S.A.
•Agrovalores S.A.
•Servicios de Formalización S.A.
•Serproba S.A.
•Banco Agrícola S.A.
•Valores Banagrícola S.A. de C.V.
•Gestora Fondos De Inversión Banagrícola S.A.
•Valores Banistmo S.A.
•Banistmo S.A.

The result of the indicator is calculated by the companies included in scope using the following formulas:

Total fatalities = Sum of the number of fatalities resulting from an occupational ailment or disease of employees or suppliers of the reporting companies, by gender, occurring during the reporting year.

Total recordable events = Sum of the number of recordable cases of occupational ailments and diseases of employees or suppliers of the reporting companies, by gender, occurring during the reporting year.

Note: Information on work-related injuries of suppliers is presented only for Bancolombia S.A.

Chapter V We Are the Place Where Talent Wants to Be

Talent Management
 Key Occupational Health and Safety indicators.

		SDG #3 and #8	Labor Standards Principles

We Are the Place Where Talent Wants to Be	Average hours of training per year per employee
The reporting organization shall disclose the following information:
a. The average hours of training that the organization’s employees received during the reporting period, broken down by:
i. gender;
ii. job category.

The information reported in the 2025 Management Report regarding this indicator corresponds to information on the average training hours provided to employees of the operations (hereinafter “companies included in scope”) of:
•Bancolombia S.A.
•Valores Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Banco Agrícola S.A.
•Gestora de Fondos de Inversión S.A. (Banco Agrícola)
•Valores Banagricola, S.A. de C.V.
•Banistmo S.A.
•Banco Agromercantil de Guatemala S.A.
•Agrovalores S.A.
•Arrendadora Agromercantil S.A.
•Financiera Agromercantil S.A.
•Seguros Agromercantil S.A.
•Serproba S.A.
•Servicios de Formalización S.A.
•Valores Banistmo S.A.
•Bancolombia Panamá S.A.
•Bancolombia Panamá S.A. AG (Branch)
•Bancolombia Puerto Rico Internacional INC.

The result of the indicator is calculated by the companies included in scope using the following formulas:

Average Training Hours by Gender = (Total training hours provided to employees by gender of the companies included in scope at the close of the reporting year / Total active employees by gender of the companies included in scope at the close of the reporting year) * % country weighting

Average Training Hours by Job Category = (Total training hours provided to employees by job category of the companies included in scope at the close of the reporting year / Total active employees by job category of the companies included in scope at the close of the reporting year) * % country weighting

% country weighting = (Total active employees of each company included in scope at the close of the reporting year / Total active employees of the companies included in scope at the close of the reporting year) * 100

Note: For the presentation of this indicator, it is understood that: a) gender is defined as female and male; and b) job category is subdivided into manager and non-manager positions, which correspond to the companies’ internal categories.

 Chapter V We Are the Place Where Talent Wants to Be

Talent Management
		SDG #4 and #8	Labor Standards Principles

We Are the Place Where Talent Wants to Be	404.3 Percentage of employees receiving regular performance and career development reviews

The reporting organization shall disclose the following information:

a. Percentage of total employees by gender and by job category who received a regular performance and career development review during the reporting period.

The information reported in the 2025 Management Report regarding this indicator refers to all employees receiving periodic performance evaluations in the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Bancolombia Panamá S.A.
•Bancolombia Panamá S.A AG (Bancolombia Panama Branch)
•Bancolombia Puerto Rico Internacional INC.
•Valores Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Seguros Agromercantil de Guatemala S.A.
•Banco Agromercantil de Guatemala S.A. (BAM)
•Financiera Agromercantil S.A.
•Arrendadora Agromercantil S.A.
•Agrovalores S.A.
•Servicios de Formalización S.A.
•Serproba S.A.
•Banco Agrícola S.A.
•Valores Banagrícola S.A. de C.V.
•Gestora Fondos De Inversión Banagrícola S.A.
•Valores Banistmo S.A.
•Banistmo S.A.
•Bagricola Costa Rica S.A.

The result of the indicator is calculated by the companies included in scope using the following formulas:

% of Employees Who Received Regular Reviews by Gender = (Total employees of the companies included in scope by gender who received performance evaluations at the close of the reporting year / Total employees of the companies included in scope who received performance evaluations at the close of the reporting year) * 100

% of Employees Who Received Regular Reviews by Job Category = (Total employees of the companies included in scope by job category who received performance evaluations at the close of the reporting year / Total employees of the companies included in scope who received performance evaluations at the close of the reporting year) * 100

Note: For the presentation of this indicator, it is understood that: a) gender is defined as female and male; and b) job category is subdivided into Senior Management, Mid-Level Strategic, Professional, and Operational, which correspond to the companies’ internal categories.

 Chapter V We Are the Place Where Talent Wants to Be

Talent Management

Performance Evaluation
		SDG #8	Labor Standards Principles

We Are the Place Where Talent Wants to Be	405-1 Diversity of governance bodies and employees

a. Percentage of individuals within the organization’s governance bodies in each of the following diversity categories:
i. gender;
ii. age group: under 30 years old, between 30 and 50 years old, over 50 years old;
iii. other diversity indicators, where relevant (such as minority or vulnerable groups).
b. Percentage of employees by job category in each of the following diversity categories:

i. gender;
ii. age group: under 30 years old, between 30 and 50 years old, over 50 years old;
iii. other diversity indicators, where relevant (such as minority or vulnerable groups).

The information reported in the 2025 Management Report regarding this indicator corresponds to information on the diversity of governance bodies and employees during the reporting year for the operations (hereinafter “companies included in scope”) of:
•Bancolombia S.A.
•Valores Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Banco Agrícola S.A.
•Gestora de Fondos de Inversión S.A. (Banco Agrícola)
•Valores Banagricola, S.A. de C.V.
•Banistmo S.A.
•Banco Agromercantil de Guatemala S.A.
•Agrovalores S.A.
•Arrendadora Agromercantil S.A.
•Financiera Agromercantil S.A.
•Seguros Agromercantil S.A.
•Serproba S.A.
•Servicios de Formalización S.A.
•Valores Banistmo S.A.
•Bancolombia Panamá S.A.
•Bancolombia Panamá S.A. AG (Branch)
•Bancolombia Puerto Rico Internacional INC.
•Valores Simesa S.A.
•Banagrícola Costa Rica
•Renting
•Wompi S.A.S.
•Wenia
•Nequi S.A.S.
•Cibest Holding

The result of the indicator is calculated by the companies included in scope using the following formulas:

% of the organization’s governance bodies by gender = (Total active employees within the organization’s governance bodies of each company included in scope by gender at the close of the reporting year / Total active employees within the governance bodies of the companies included in scope at the close of the reporting year) * 100

% of employees by job category by gender = (Total active employees of each company included in scope by gender at the close of the reporting year / Total active employees of each company included in scope at the close of the reporting year) * 100

% of the organization’s governance bodies by age group = (Total employees within the governance bodies of each company included in scope by age group at the close of the reporting year / Total active employees within the organization’s governance bodies of each company included in scope at the close of the reporting year) * 100

% of employees by job category by age group = (Total active employees of each company included in scope by age group at the close of the reporting year / Total active employees of the companies included in scope at the close of the reporting year) * 100

% of the organization’s governance bodies by diversity indicators = (Total employees within the organization’s governance bodies of each company included in scope by diversity indicators at the close of the reporting year / Total active employees within the organization’s governance bodies at the close of the reporting year) * 100

% of employees by job category by diversity indicators = (Total active employees of each company included in scope by diversity indicators at the close of the reporting year / Total active employees of the companies included in scope at the close of the reporting year) * 100

Note: For the presentation of this indicator, it is understood that: i) gender is defined as female and male; ii) the age group is subdivided into under 30 years old, between 30 and 50 years old, and over 50 years old; and iii) other diversity indicators are subdivided into different abilities and nationality.
 Chapter V We Are the Place Where Talent Wants to Be

Talent Management.

		SDG #8	Labor Standards Principles

We Are the Place Where Talent Wants to Be	405.2 Ratio of basic salary and remuneration of women to men
The reporting organization shall disclose the following information:
a. The ratio of the basic salary and remuneration of women to men for each job category, by significant operating location.
b. The definition used for “significant operating location.”

The information reported in the 2025 Management Report regarding this indicator corresponds to information on the ratio between the basic salary and remuneration of women and men during the reporting year for the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A.
•Valores Bancolombia S.A.
•Bancolombia Panamá S.A.
•Bancolombia Puerto Rico Internacional Inc.
•Banco Agrícola (El Salvador)
•Banistmo (Panama)
•BAM (Guatemala)
•Valores Banistmo (Panama)
•Renting
•WOMPI S.A.S.
•Wenia
•Nequi S.A. Compañía de Financiamiento

The result of the indicator is calculated by the companies included in scope using the following formulas:

Number of employees by job category, valuation level, and gender = Sum of the number of active employees of each company included in scope by job category, valuation level, and gender at the close of the reporting year.

Salary weighting by employees by job category, valuation level, and gender = Total salary of active employees of each company included in scope by job category, valuation level, and gender / Total number of active employees of each company included in scope by job category, valuation level, and gender at the close of the reporting year.

Percentage of employees by job category and valuation level = (Total number of employees by job category and valuation level / Total number of employees by job category) * 100

Salary rate by job category, valuation level, and gender = 1 - (Salary weighting for female employees by job category, valuation level, and gender / Salary weighting for male employees by job category, valuation level, and gender) * 100

Gap by job category and valuation level = Sum of (Percentage of employees by job category and valuation level * Salary rate by job category, valuation level, and gender) * 100

Note: For the presentation of this indicator, it is understood that:

Gender is defined as female and male.
Job category is subdivided into:
Senior Management at valuation level N or above
Mid-Level Strategic at valuation levels K, L, M
Professional at valuation levels H, I, J
Operational at valuation levels 1 to 9
Employees classified as apprentices, interns, and employees in positions categorized above S and above Q, the latter except for Bancolombia S.A., are not included.
If, in a valuation level, there is no representation of one gender, it is not possible to calculate the pay gap at that level.

 Chapter V We Are the Place Where Talent Wants to Be

Talent Management
		SDG #10 and #5	Labor Standards Principles

We Are the Place Where Talent Wants to Be	406-1 Incidents of discrimination and corrective actions taken
The reporting organization shall disclose the following information:
a. Total number of cases of discrimination during the reporting period.
b. The status of the cases and actions taken with regard to the following:
i. case reviewed by the organization;
ii. implementation of remediation plans in progress;
iii. remediation plans implemented whose results have been
evaluated through routine internal management review processes;
iv. case not subject to action.

The information reported in the Management Report regarding this indicator corresponds to information on discrimination cases and corrective actions taken during the reporting year for the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.
•Renting Colombia S.A.S.
•Nequi S.A.S.
•Wenia S.A.S.
•Wompi S.A.S.
•Leasing Bancolombia S.A.
•Valores Bancolombia S.A. Comisionista de Bolsa
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A. Corporación Financiera
•Bancolombia (Panama) S.A.
•Valores Banistmo S.A.
•Bancolombia Puerto Rico International Inc.
•Valores Banagricola, S.A. de C.V.
•Agrovalores S.A. (BAM)
•Arrendadora Agromercantil S.A. (BAM)
•Asistencia y Ajustes S.A. (BAM)
•Bancolombia Panamá S.A AG (Bancolombia Panama Branch)
•Financiera Agromercantil S.A. (BAM)
•Gestora de Fondos de Inversión S.A. (Banco Agrícola)
•Seguros Agromercantil S.A. (BAM)
•Serproba S.A. (BAM)
•Servicios de Formalización S.A. (BAM)

The information for this indicator is published at this link.
Principle 1

We Are the Place Where Talent Wants to Be	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk
The reporting organization shall disclose the following information:
a. Operations and suppliers in which workers’ rights to exercise freedom of association or collective bargaining may be violated or are at significant risk with respect to the following:
i. type of operation (such as a manufacturing plant) and supplier;
ii. countries or geographic areas with operations and suppliers considered to be at risk.
b. Measures taken by the organization during the reporting period aimed at supporting the right to exercise freedom of association and collective bargaining.

The information reported in the Management Report regarding this indicator corresponds to information on discrimination cases and corrective actions taken during the reporting year for the operations (hereinafter “companies included in scope”) of:

•Bancolombia S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.
•Renting Colombia S.A.S.
•Nequi S.A.S.
•Wenia S.A.S.
•Wompi S.A.S.
•Leasing Bancolombia S.A.
•Valores Bancolombia S.A. Comisionista de Bolsa
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A. Corporación Financiera
•Bancolombia (Panama) S.A.
•Valores Banistmo S.A.
•Bancolombia Puerto Rico International Inc.
•Valores Banagricola, S.A. de C.V.
•Agrovalores S.A. (BAM)
•Arrendadora Agromercantil S.A. (BAM)
•Asistencia y Ajustes S.A. (BAM)
•Bancolombia Panamá S.A AG (Bancolombia Panama Branch)
•Financiera Agromercantil S.A. (BAM)
•Gestora de Fondos de Inversión S.A. (Banco Agrícola)
•Seguros Agromercantil S.A. (BAM)
•Serproba S.A. (BAM)
•Servicios de Formalización S.A. (BAM)

The information for this indicator is published at this link.

Principle 1

408-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data
The reporting organization shall disclose the following information:

a. Operations and suppliers considered to be at significant risk of cases of:
i. child labor;
ii. young workers exposed to hazardous work.
 b. Operations and suppliers considered to be at significant risk of cases of child labor with respect to:
i. type of operation (such as a manufacturing plant) and supplier;
ii. countries or geographic areas with operations and suppliers considered to be at risk.

c. Measures taken by the organization during the reporting period aimed at contributing to the abolition of child labor.

The information reported in the 2025 Management Report regarding this indicator corresponds to information on operations and suppliers at significant risk of child labor cases during the reporting year for the operations (hereinafter “companies included in scope”) of:
•Bancolombia S.A.
•Banco Agromercantil de Guatemala S.A.
•Banco Agrícola S.A.
•Banistmo S.A.
•Renting Colombia S.A.S.
•Nequi S.A.S.
•Wenia S.A.S.
•Wompi S.A.S.
•Leasing Bancolombia S.A.
•Valores Bancolombia S.A. Comisionista de Bolsa
•Fiduciaria Bancolombia S.A.
•Banca de Inversión Bancolombia S.A. Corporación Financiera
•Valores Banagricola, S.A. de C.V.

The information for this indicator is published at this link.

Principle 5